UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

The Republic of Argentina
Exact name of registrant as specified in charter

0000914021
Registrant CIK number

Form 18-K (annual report for fiscal year ended December 31, 2021)
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S-
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C-
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2021
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Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

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SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buenos Aires, Argentina, on the 28th day of September, 2022.

THE REPUBLIC OF ARGENTINA

By: ______________________
Name: Eduardo Pablo Guillermo Setti
Title: Secretary of Finance of the Republic of Argentina

EXHIBIT C TO

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of

THE REPUBLIC OF ARGENTINA

Date of end of last fiscal year: December 31, 2021

EXHIBIT INDEX

Item	Description
Exhibit A:	None.
Exhibit B:	None.
Exhibit C.1 —	Law No. 27,591 dated December 14, 2020.*
Exhibit C.2 —	Decree No. 882/2021 dated December 23, 2021.*
Exhibit D:	Description of the Republic of Argentina dated September 28, 2022.**
Exhibit E:	Debt Tables as of December 31, 2021.**

* Corresponds to the budget law for the fiscal year ending December 31, 2021, which was extended to the fiscal year ended December 31, 2022 pursuant to 882/2021 dated December 23, 2021.

** Filed pursuant to electronic filing of Form 18-K

EXHIBIT C.1

PRESUPUESTO

Ley 27591

Disposiciones.

El Senado y Cámara de Diputados de la Nación Argentina reunidos en Congreso, etc. sancionan con fuerza de Ley:

TÍTULO I

DISPOSICIONES GENERALES

Capítulo I

Del presupuesto de gastos y recursos de la administración nacional

Artículo 1° - Fíjase en la suma de PESOS OCHO BILLONES TRESCIENTOS NOVENTA Y CUATRO MIL NOVECIENTOS NOVENTA Y CUATRO MILLONES OCHOCIENTOS VEINTICINCO MIL CINCUENTA ($ 8.394.994.825.050) el total de los gastos corrientes y de capital del Presupuesto General de la Administración Nacional para el Ejercicio 2021, con destino a las finalidades que se indican a continuación, y analíticamente en las planillas 1, 2, 3, 4, 5, 6 y 7 anexas al presente artículo.

FINALIDAD	GASTOS CORRIENTES	GASTOS DE CAPITAL	TOTAL
Administración Gubernamental	403.987.556.695	63.370.455.407	467.358.012.102
Servicios de Defensa y Seguridad	285.771.539.070	17.275.277.969	303.046.817.039
Servicios Sociales	5.153.849.583.848	411.865.257.058	5.565.714.840.906
Servicios Económicos	1.043.664.561.614	350.171.632.605	1.393.836.194.219
Deuda Pública	665.038.960.784	-	665.038.960.784
TOTAL	7.552.312.202.011	842.682.623.039	8.394.994.825.050

Artículo 2° - Estímase en la suma de PESOS SEIS BILLONES NOVECIENTOS CUARENTA Y UN MIL TRESCIENTOS OCHO MILLONES NOVECIENTOS CUARENTA Y CINCO MIL QUINIENTOS TREINTA Y UNO ($ 6.941.308.945.531) el Cálculo de Recursos Corrientes y de Capital de la Administración Nacional de acuerdo con el resumen que se indica a continuación y el detalle que figura en la planilla anexa 8 al presente artículo.

Recursos Corrientes	6.926.002.667.760
Recursos de Capital	15.306.277.771
TOTAL	6.941.308.945.531

Artículo 3° - Fíjanse en la suma de PESOS UN BILLÓN SEISCIENTOS DIECINUEVE MIL DIECINUEVE MILLONES SETENTA MIL NOVECIENTOS CUATRO ($ 1.619.019.070.904) los importes correspondientes a los Gastos Figurativos para transacciones corrientes y de capital de la Administración Nacional, quedando en consecuencia establecido el financiamiento por Contribuciones Figurativas de la Administración Nacional en la misma suma, según el detalle que figura en las planillas anexas 9 y 10 que forman parte del presente artículo.

Artículo 4° - Como consecuencia de lo establecido en los artículos 1°, 2° y 3°, el resultado financiero deficitario queda estimado en la suma de PESOS UN BILLÓN CUATROCIENTOS CINCUENTA Y TRES MIL SEISCIENTOS OCHENTA Y CINCO MILLONES OCHOCIENTOS SETENTA Y NUEVE MIL QUINIENTOS DIECINUEVE ($ 1.453.685.879.519). Asimismo, se indican a continuación las Fuentes de Financiamiento y las Aplicaciones Financieras que se detallan en las planillas 11, 12, 13, 14 y 15 anexas al presente artículo:

Fuentes de Financiamiento	6.452.853.848.969
- Disminución de la Inversión Financiera	192.484.423.003
- Endeudamiento Público e Incremento de otros pasivos	6.260.369.425.966
Aplicaciones Financieras	4.999.167.969.450
- Inversión Financiera	581.497.926.409
- Amortización de Deuda y Disminución de otros pasivos	4.417.670.043.041

Fíjase en la suma de PESOS CINCUENTA Y UN MIL CIENTO VEINTICUATRO MILLONES OCHOCIENTOS SESENTA MIL OCHOCIENTOS DIECISIETE ($ 51.124.860.817) el importe correspondiente a gastos figurativos para Aplicaciones Financieras de la Administración Nacional, quedando en consecuencia establecido el Financiamiento por Contribuciones Figurativas para Aplicaciones Financieras de la Administración Nacional en la misma suma.

Artículo 5° - El Jefe de Gabinete de Ministros, a través de decisión administrativa, distribuirá los créditos de la presente ley como mínimo a nivel de las partidas limitativas que se establezcan en la citada decisión y en las aperturas programáticas o categorías equivalentes que estime pertinentes.

Asimismo, en dicho acto el Jefe de Gabinete de Ministros podrá determinar las facultades para disponer reestructuraciones presupuestarias en el marco de las competencias asignadas por la Ley de Ministerios (ley 22.520, texto ordenado por decreto 438/92) y sus modificaciones.

Artículo 6° - Determínase el total de cargos y horas cátedra para cada Jurisdicción y Entidades de la Administración Nacional, según el detalle obrante en la planilla anexa al presente artículo.

No se podrán aprobar incrementos en los cargos y horas cátedra que excedan los totales fijados en las planillas anexas al presente artículo.

Facúltase al Jefe de Gabinete de Ministros, mediante decisión fundada y con la previa intervención de la SECRETARÍA DE HACIENDA del MINISTERIO DE ECONOMÍA, a incrementar la cantidad de cargos y horas cátedra detallados en las citadas planillas anexas, en el marco de las necesidades de dotaciones que surjan de la aprobación de las estructuras organizativas de las Jurisdicciones y Entidades de la Administración Nacional, como también de las que resulten necesarias para responder a los procesos de selección resultantes de los concursos regulados por la Ley Marco de Regulación de Empleo Público Nacional, 25.164, y los respectivos convenios colectivos de trabajo (CCT) con el objeto de permitir un cambio en la modalidad en la relación de empleo de contratos instrumentados en el marco del artículo 9º del anexo I del decreto 1421 del 8 de agosto de 2002 y sus modificatorios.

Asimismo, el Jefe de Gabinete de Ministros, en oportunidad de proceder a la distribución de los créditos aprobados en la presente ley, efectuará la asignación y distribución de la totalidad de los cargos, ocupados y vacantes para cada Jurisdicción y Entidades del PODER EJECUTIVO NACIONAL.

A tal fin y a efectos de la ordenada ejecución presupuestaria y el seguimiento de la evolución de las respetivas dotaciones, las Jurisdicciones y Entidades deberán remitir a la SECRETARÍA DE HACIENDA la información correspondiente a la totalidad de las plantas y contratación de personal, con la periodicidad que determine oportunamente el Jefe de Gabinete de Ministros.

Exceptúase de la limitación dispuesta en el segundo párrafo del presente artículo a las transferencias de cargos entre jurisdicciones y/u organismos descentralizados y a los cargos correspondientes a las autoridades superiores del PODER EJECUTIVO NACIONAL, del SISTEMA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN, determinado por la Ley de Ciencia, Tecnología e Innovación, 25.467, de los regímenes que determinen incorporaciones de agentes que completen cursos de capacitación específicos correspondientes a las fuerzas armadas, de seguridad, de la Policía de Seguridad Aeroportuaria, del Servicio Exterior de la Nación, del Cuerpo de Administradores Gubernamentales y del Cuerpo de Guardaparques Nacionales y los correspondientes a las funciones ejecutivas del Convenio Colectivo de Trabajo Sectorial del Personal del Sistema Nacional de Empleo Público (SI.N.E.P.), homologado por el decreto 2098 del 3 de diciembre de 2008 y sus normas modificatorias y complementarias.

Artículo 7° - Las Jurisdicciones y Entidades de la Administración Nacional no podrán cubrir los cargos vacantes existentes a la fecha de la entrada en vigencia de la presente ley, ni los que se produzcan con posterioridad, sin la previa autorización del Jefe de Gabinete de Ministros. Las decisiones administrativas que se dicten en tal sentido tendrán vigencia durante el presente ejercicio fiscal y el siguiente para los casos en que las vacantes autorizadas no hayan podido ser cubiertas.

Quedan exceptuados de lo previsto precedentemente los cargos correspondientes a las autoridades superiores de la Administración Nacional, al personal científico y técnico de los organismos indicados en el inciso a) del artículo 14 de la Ley de Ciencia, Tecnología e Innovación, 25.467, los correspondientes a los funcionarios del Cuerpo Permanente Activo del Servicio Exterior de la Nación y a las funciones ejecutivas del Convenio Colectivo de Trabajo Sectorial del Personal del Sistema Nacional de Empleo Público (SI.N.E.P.), homologado por el decreto 2098/08 y sus normas modificatorias y complementarias.

Artículo 8° - Autorízase al Jefe de Gabinete de Ministros, previa intervención del MINISTERIO DE ECONOMÍA, a introducir ampliaciones en los créditos presupuestarios aprobados por la presente ley y a establecer su distribución, en la medida en que ellas sean financiadas con incremento de fuentes de financiamiento originadas en préstamos de organismos financieros internacionales de los que la Nación forme parte y/u originadas en créditos bilaterales que se encuentren en ejecución o que cuenten con la autorización prevista en la planilla anexa al artículo 42, siempre que ellos estén destinados al financiamiento de gastos de capital.

Artículo 9° - El Jefe de Gabinete de Ministros, previa intervención del MINISTERIO DE ECONOMÍA, podrá disponer ampliaciones en los créditos presupuestarios de la Administración Central, de los Organismos Descentralizados e Instituciones de la Seguridad Social, y su correspondiente distribución, financiados con incremento de los recursos con afectación específica, recursos propios, transferencias de entes del Sector Público Nacional, donaciones y los remanentes de ejercicios anteriores que por ley tengan destino específico.

Artículo 10.- Las facultades otorgadas por la presente ley al Jefe de Gabinete de Ministros podrán ser asumidas por el PODER EJECUTIVO NACIONAL, en su carácter de responsable político de la administración general del país, y en función de lo dispuesto en el inciso 10 del artículo 99 de la Constitución Nacional.

Capítulo II

De las normas sobre gastos

Artículo 11.- Autorízase, de conformidad con lo dispuesto en el artículo 15 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional, 24.156 y sus modificaciones, la contratación de obras o adquisición de bienes y servicios cuyo plazo de ejecución exceda el Ejercicio Financiero 2021 de acuerdo con el detalle obrante en las planillas anexas al presente artículo.

Facúltase al Jefe de Gabinete de Ministros a incorporar la contratación de obras o adquisición de bienes y servicios en la medida en que ellas se financien con cargo a las facultades previstas en los artículos 8° y 9° de la presente ley.

Asimismo, facúltase al Jefe de Gabinete de Ministros a efectuar las compensaciones necesarias dentro de los créditos presupuestarios aprobados por la presente ley a los efectos de atender la financiación de la ejecución de las obras detalladas en la planilla anexa 2 al presente artículo.

Artículo 12.- Fíjase como crédito para financiar los gastos de funcionamiento, inversión y programas especiales de las universidades nacionales la suma de PESOS DOSCIENTOS VEINTICINCO MIL CIENTO CINCUENTA MILLONES DOSCIENTOS NOVENTA Y CUATRO MIL QUINIENTOS NOVENTA Y CINCO ($ 225.150.294.595), de acuerdo con el detalle de la planilla anexa al presente artículo.

Dispónese que el Jefe de Gabinete de Ministros efectuará en forma adicional a lo dispuesto en el párrafo precedente, la distribución obrante en la planilla anexa 2 al presente artículo.

Las universidades nacionales deberán presentar ante la SECRETARÍA DE POLÍTICAS UNIVERSITARIAS del MINISTERIO DE EDUCACIÓN la información necesaria para asignar, ejecutar y evaluar los recursos que se les transfieren por todo concepto.

El citado ministerio podrá interrumpir las transferencias de fondos en caso de incumplimiento en el envío de dicha información en tiempo y forma.

El presupuesto aprobado por cada universidad para el ejercicio fiscal deberá indicar la clasificación funcional de Educación, Salud y Ciencia y Técnica. La ejecución presupuestaria y contable así como la cuenta de inversión deberá considerar asimismo el clasificador funcional.

Las plantas de personal docente y no docente sobre las cuales se aplicarán los aumentos salariales en el año 2021 serán las vigentes a las liquidaciones correspondientes al mes de noviembre de 2020, salvo los aumentos de las plantas aprobadas y autorizadas por la SECRETARÍA DE POLÍTICAS UNIVERSITARIAS, según lo establezca el MINISTERIO DE EDUCACIÓN.

Artículo 13.- Reestablécese la vigencia del FONDO NACIONAL DE INCENTIVO DOCENTE, creado por la ley 25.053 y sus modificaciones, por el término de UN (1) año a partir del 1° de enero de 2021.

Artículo 14.- Establécese la vigencia para el Ejercicio Fiscal 2021 del artículo 7° de la ley 26.075, en concordancia con lo dispuesto en los artículos 9° y 11 de la Ley de Educación Nacional, 26.206 y sus modificatorias, teniendo en mira los fines, objetivos y metas de la política educativa nacional y asegurando el reparto automático de los recursos a los ministerios de Educación u organismos equivalentes de las provincias y de la Ciudad Autónoma de Buenos Aires y a los municipios, para cubrir gastos estrictamente ligados a la finalidad y función formal y no formal de la educación.

Artículo 15.- Fíjanse los importes a remitir en forma mensual y consecutiva, durante el presente ejercicio, en concepto de pago de las obligaciones generadas por el artículo 11 del Acuerdo Nación - Provincias, sobre Relación Financiera y Bases de un Régimen de Coparticipación Federal de Impuestos, celebrado entre el ESTADO NACIONAL, los estados provinciales y la Ciudad Autónoma de Buenos Aires el día 27 de febrero de 2002, ratificado por la ley 25.570, destinados a las provincias que no participan de la reprogramación de la deuda prevista en el artículo 8° del citado Acuerdo, las que se determinan seguidamente: Provincia de La Pampa, PESOS TRES MILLONES TRESCIENTOS SESENTA Y NUEVE MIL CIEN ($ 3.369.100); Provincia de Santa Cruz, PESOS TRES MILLONES TRESCIENTOS OCHENTA MIL ($ 3.380.000); Provincia de Santiago del Estero, PESOS SEIS MILLONES SETECIENTOS NOVENTA Y CINCO MIL ($ 6.795.000); Provincia de Santa Fe, PESOS CATORCE MILLONES NOVECIENTOS SETENTA MIL CIEN ($ 14.970.100) y Provincia de San Luis, PESOS CUATRO MILLONES TREINTA Y UN MIL TRESCIENTOS ($ 4.031.300).

Artículo 16.- Asígnase durante el presente ejercicio la suma de PESOS TRES MIL CIENTO CINCUENTA MILLONES ($ 3.150.000.000) como contribución destinada al FONDO NACIONAL DE EMPLEO (FNE) para la atención de los programas de empleo del MINISTERIO DE TRABAJO, EMPLEO Y SEGURIDAD SOCIAL.

Artículo 17.- El ESTADO NACIONAL toma a su cargo las obligaciones generadas en el MERCADO ELÉCTRICO MAYORISTA (MEM) por aplicación de la resolución 406 de la SECRETARÍA DE ENERGÍA, entonces dependiente del ex MINISTERIO DE PLANIFICACIÓN FEDERAL, INVERSIÓN PÚBLICA Y SERVICIOS, de fecha 8 de septiembre de 2003, correspondientes a las acreencias de NUCLEOELÉCTRICA ARGENTINA SOCIEDAD ANÓNIMA (NASA), de la ENTIDAD BINACIONAL YACYRETÁ (EBY), de INTEGRACIÓN ENERGÉTICA ARGENTINA SOCIEDAD ANÓNIMA (IEASA), de las regalías a las provincias de Corrientes y Misiones por la generación de la ENTIDAD BINACIONAL YACYRETÁ y a los excedentes generados por el COMPLEJO HIDROELÉCTRICO DE SALTO GRANDE, estos últimos en el marco de las leyes 24.954 y 25.671, por las transacciones económicas realizadas hasta el 31 de diciembre de 2021.

En el caso de los excedentes generados por el COMPLEJO HIDROELÉCTRICO DE SALTO GRANDE mencionados en el párrafo anterior, las transferencias de esos fondos -incluidos los derivados de las transacciones económicas realizadas con posterioridad al 31 de diciembre de 2021- se depositarán mensualmente y de manera automática, del 1° al 10 de cada mes, en las cuentas correspondientes al Fondo Especial de Salto Grande, en base al cálculo de los excedentes generados por las transacciones económicas realizadas durante el mes inmediato anterior. Las transferencias indicadas se harán a través del BANCO DE LA NACIÓN ARGENTINA, entidad que no percibirá retribución de ninguna especie por los servicios que preste conforme al presente artículo.

Artículo 18.- Asígnase al Fondo Nacional para el Enriquecimiento y la Conservación de los Bosques Nativos, en virtud de lo establecido por el artículo 31 de la Ley de Presupuestos Mínimos de Protección Ambiental de los Bosques Nativos, 26.331, un monto de PESOS MIL DOSCIENTOS DOCE MILLONES CUATROCIENTOS QUINCE MIL ($ 1.212.415.000) y para el Programa Nacional de Protección de los Bosques Nativos un monto de PESOS VEINTICINCO MILLONES ($ 25.000.000).

Facúltase al Jefe de Gabinete de Ministros, previa intervención del MINISTERIO DE ECONOMÍA, a ampliar los montos establecidos en el párrafo precedente, en el marco de la mencionada ley, y a efectuar las modificaciones presupuestarias necesarias con el fin de dar cumplimiento a lo establecido en el párrafo precedente.

Los fondos asignados serán distribuidos de manera tal de dar cumplimiento a lo establecido en Ley de Presupuestos Mínimos de Protección Ambiental de los Bosques Nativos, 26.331 (artículos 32 y 35) y su decreto reglamentario (91/2009), entre las autoridades de aplicación de dicha ley y sobre la base de la resolución 277/2014 del COFEMA.

Artículo 19.- Déjanse sin efecto para el Ejercicio 2021 las previsiones contenidas en los artículos 2° y 3° de la ley 25.152 y sus modificaciones.

Artículo 20.- Dáse por suspendida para los Ejercicios 2020 y 2021 la aplicación de los artículos 10, 10 bis, 10 ter, 10 quáter, 17, 18 bis, 20, 22 y 31 bis de la ley 25.917 de Régimen Federal de Responsabilidad Fiscal y sus modificatorias.

Artículo 21.- Dáse por suspendidas para el Ejercicio 2020 las limitaciones contenidas en el artículo 12 y en el primer párrafo del artículo 21 de la referida ley 25.917 y sus modificatorias, respecto del endeudamiento de todas las jurisdicciones participantes del citado Régimen Federal de Responsabilidad Fiscal.

Artículo 22.- Sustitúyase el artículo 4° de la ley 27.428 modificatorio del artículo 7° de la ley 25.917 de Régimen Federal de Responsabilidad Fiscal y Buenas Prácticas de Gobierno por el siguiente:

Artículo 7º: Cada provincia, la Ciudad Autónoma de Buenos Aires y el gobierno nacional publicarán en su página web el Presupuesto Anual —una vez aprobado, o en su defecto, el presupuesto prorrogado, hasta tanto se apruebe aquél— y las proyecciones del Presupuesto Plurianual, luego de presentadas a las legislaturas correspondientes, y la Cuenta Anual de Inversión. Con un rezago de UN (1) trimestre, difundirán información trimestral de la ejecución presupuestaria (base devengado y base caja), del gasto (base devengado) clasificado según finalidad y función, del stock de la deuda pública, incluida la flotante, como así también los programas multilaterales de financiamiento, y del pago de servicios, detallando en estos TRES (3) últimos casos el tipo de acreedor. A tales efectos, y con el objetivo de contribuir a la realización de estadísticas fiscales acordes con las establecidas en las normas internacionales, se utilizarán criterios metodológicos compatibles con los establecidos en la ley 24.156 y modificatorias, mediante la aplicación de los clasificadores presupuestarios a los que se hiciera mención en el artículo 4°. Asimismo, se presentará información del nivel de ocupación del sector público al 31 de diciembre y al 30 de junio de cada año con un rezago de UN (1) trimestre, consignando totales de la planta de personal permanente y transitoria y del personal contratado, incluido el de los proyectos financiados por organismos multilaterales de crédito. La información antes detallada deberá ser remitida al CONSEJO FEDERAL DE RESPONSABILIDAD FISCAL, al MINISTERIO DEL INTERIOR y al MINISTERIO DE ECONOMÍA debiendo este último realizar la publicación de la misma en su página web.

Capítulo III

De las normas sobre recursos

Artículo 23.- Dispónese el ingreso como contribución al Tesoro Nacional de la suma de PESOS TRES MIL OCHOCIENTOS DIEZ MILLONES CUARENTA Y DOS MIL ($ 3.810.042.000) de acuerdo con la distribución indicada en la planilla anexa al presente artículo. El Jefe de Gabinete de Ministros establecerá el cronograma de pagos.

Artículo 24.- Fíjase en la suma de PESOS NOVECIENTOS VEINTICUATRO MILLONES CUATROCIENTOS SETENTA Y SIETE MIL ($ 924.477.000) el monto de la tasa regulatoria nuclear según lo establecido en el primer párrafo del artículo 26 de la Ley Nacional de la Actividad Nuclear, 24.804 y su modificatoria.

Artículo 25.- Prorrógase para el Ejercicio 2021 lo dispuesto en el artículo 22 de la ley 27.467.

Artículo 26.- Facúltase al Jefe de Gabinete de Ministros a incorporar en el ámbito de los Servicios Administrativos Financieros 326 - Policía Federal Argentina, 375 - Gendarmería Nacional Argentina, 380 - Prefectura Naval Argentina y 382 - Policía de Seguridad Aeroportuaria, todos ellos dependientes del MINISTERIO DE SEGURIDAD, los recursos provenientes de los aranceles y servicios que se perciban producto de las actividades que lleven a cabo los institutos de formación, y si los hubiere los recursos de igual procedencia remanentes de ejercicios anteriores. Ellos serán destinados a financiar actividades de docencia, de investigación, de extensión universitaria y de fortalecimiento y desarrollo institucional de los institutos universitarios de dichas fuerzas.

Artículo 27.- Sustitúyase el artículo 10 del decreto de necesidad y urgencia 1382 de fecha 9 de agosto de 2012, el que quedará redactado de la siguiente manera:

Artículo 10: Los recursos operativos de la AGENCIA DE ADMINISTRACIÓN DE BIENES DEL ESTADO serán los siguientes:

1) Las partidas presupuestarias asignadas por la Ley de Presupuesto Nacional o leyes especiales.

2) Las donaciones, aportes no reembolsables y legados que reciba y acepte.

3) Los intereses y beneficios resultantes de la gestión de sus propios fondos y/o activos.

4) El porcentaje afectado por el artículo 15 del presente, por la disposición y/o administración de los bienes inmuebles del ESTADO NACIONAL o de los bienes decomisados y/o sujetos a procesos de extinción de dominio.

5) Los aranceles, tasas y comisiones que determine la AGENCIA DE ADMINISTRACIÓN DE BIENES DEL ESTADO por la prestación a terceros de servicios administrativos y técnicos concretos, efectivos e individualizados, cuyo quantum no podrá superar el DOS POR CIENTO (2%) del valor del bien.

6) Todo otro ingreso no previsto en los incisos anteriores, provenientes de la gestión del organismo.

Lo recaudado en el marco de los incisos 4 y 5 se afectará exclusivamente al cumplimiento de los objetivos de la AGENCIA DE ADMINISTRACIÓN DE BIENES DEL ESTADO, incluida la financiación de sus gastos corrientes.

Artículo 28.- Sustitúyase el artículo 15 del decreto de necesidad y urgencia 1382 de fecha 9 de agosto de 2012, el que quedará redactado de la siguiente manera:

Artículo 15: Los ingresos provenientes de la enajenación de los inmuebles objeto de la presente medida, de la constitución, transferencia, modificación o extinción de otros derechos reales o personales sobre los mismos y de locaciones, asignaciones o transferencias de su uso, serán afectados un SETENTA POR CIENTO (70%) a favor de la jurisdicción presupuestaria o entidad que detente su efectiva custodia en virtud del artículo 17 del presente, el VEINTE POR CIENTO (20%) ingresará al Tesoro Nacional y el DIEZ POR CIENTO (10%) restante a favor de la AGENCIA DE ADMINISTRACIÓN DE BIENES DEL ESTADO, a quien se le afectará el mismo porcentaje en caso de bienes decomisados y/o sujetos a procesos de extinción de dominio.

Los saldos de dichos recursos no utilizados al cierre de cada ejercicio por las jurisdicciones o entidades a las que se refiere el párrafo precedente se transferirán a ejercicios subsiguientes.

El Tesoro Nacional autorizará la apertura de una cuenta recaudadora a los efectos del cumplimiento de lo dispuesto en el presente artículo. Derógase toda otra norma general o especial que se oponga a la presente.

Para el caso en que los actos jurídicos previstos en el párrafo primero se produzcan en el marco de operaciones realizadas a través de fideicomisos o convenios urbanísticos concertados entre la AGENCIA DE ADMINISTRACIÓN DE BIENES DEL ESTADO y las jurisdicciones locales donde se encuentren ubicados los inmuebles, facúltasela a aplicar el mayor valor obtenido por el cambio de zonificación y/o indicador urbanístico y/u otras estipulaciones que acuerden con éstas, a pagos por obras contratadas tanto por el ESTADO NACIONAL, provincial y/o municipal, de urbanización, construcción de viviendas, provisión de servicios básicos, mejoramiento de escuelas y/u hospitales públicos, obras viales y/u otros proyectos que impliquen un desarrollo socio ambiental, económico y/o urbano en la propia jurisdicción donde radique el inmueble.

Capítulo IV

De los cupos fiscales

Artículo 29.- Establécese para el Ejercicio 2021 un cupo fiscal de PESOS DIECIOCHO MIL QUINIENTOS MILLONES ($ 18.500.000.000) para ser asignado a los beneficios promocionales previstos en el artículo 9° de la ley 26.190 y sus modificatorias. La autoridad de aplicación de dicho régimen normativo asignará el cupo fiscal de acuerdo con el procedimiento establecido al efecto. Dichos beneficios promocionales se aplicarán en pesos, conforme lo establecido por la autoridad de aplicación. Sin perjuicio de lo previsto precedentemente, se transferirá automáticamente al Ejercicio 2021, el saldo no asignado del cupo fiscal presupuestado por el artículo 1° del decreto 882 de fecha 21 de julio de 2016, por el artículo 25 de la ley 27.341, por el artículo 23 de la ley 27.431 y por el artículo 26 de la ley 27.467.

Artículo 30.- Establécese para el Ejercicio 2021 un cupo fiscal de PESOS TRESCIENTOS MILLONES ($ 300.000.000) para ser asignado a los beneficios promocionales previstos en el artículo 28 de la Ley de Régimen de Fomento a la Generación Distribuida de Energía Renovable Integrada a la Red Eléctrica Pública, 27.424. La autoridad de aplicación de la ley mencionada asignará el cupo fiscal de acuerdo con el procedimiento establecido al efecto.

Artículo 31.- Fíjase para el Ejercicio 2021 el cupo anual al que se refiere el artículo 3° de la ley 22.317, en la suma de PESOS MIL CUATROCIENTOS CINCUENTA MILLONES ($ 1.450.000.000), de acuerdo con el siguiente detalle:

a) PESOS QUINIENTOS MILLONES ($ 500.000.000) para el INSTITUTO NACIONAL DE EDUCACIÓN TECNOLÓGICA, organismo desconcentrado en el ámbito del MINISTERIO DE EDUCACIÓN.

b) PESOS TRESCIENTOS MILLONES ($ 300.000.000) para la SECRETARÍA DE LA PEQUEÑA Y MEDIANA EMPRESA Y LOS EMPRENDEDORES del MINISTERIO DE DESARROLLO PRODUCTIVO.

c) PESOS SEISCIENTOS CINCUENTA MILLONES ($ 650.000.000) para el MINISTERIO DE TRABAJO, EMPLEO Y SEGURIDAD SOCIAL para atender acciones de capacitación laboral.

Artículo 32.- Fíjase el cupo anual establecido en el inciso b) del artículo 9° de la ley 23.877, modificada por la ley 27.430, en la suma de PESOS DOS MIL MILLONES ($ 2.000.000.000). El MINISTERIO DE CIENCIA, TECNOLOGÍA E INNOVACIÓN distribuirá el cupo asignado para la operatoria establecida con el objeto de contribuir a la financiación de los costos de ejecución de proyectos de investigación y desarrollo en las áreas prioritarias y para financiar proyectos en el marco del Programa de Fomento a la Inversión de Capital de Riesgo en Empresas de las Áreas de Ciencia, Tecnología e Innovación Productiva según lo establecido en el decreto 1207 del 12 de septiembre de 2006.

Artículo 33.- Establécese para el Ejercicio 2021 un cupo fiscal de PESOS DOSCIENTOS OCHENTA MILLONES ($ 280.000.000) para ser asignado a los beneficios promocionales previstos en los artículos 6° y 7° de la Ley de Promoción del Desarrollo y Producción de la Biotecnología Moderna, 26.270. La autoridad de aplicación de la ley mencionada asignará el cupo fiscal de acuerdo con el procedimiento establecido al efecto.

Artículo 34.- Establécese para el Ejercicio 2021 un cupo fiscal de PESOS TRES MIL QUINIENTOS MILLONES ($ 3.500.000.000) para ser asignado a los beneficios fiscales previstos en el artículo 97 de la ley 27.467.

Artículo 35.- Dispónese que el régimen establecido en el primer artículo sin número incorporado a continuación del artículo 24 de la Ley de Impuesto al Valor Agregado, texto ordenado en 1997, y sus modificaciones, operará con un límite máximo anual de PESOS QUINCE MIL MILLONES ($ 15.000.000.000), para afrontar las erogaciones que demanden las solicitudes interpuestas en el año 2021, conforme al mecanismo de asignación que establecerá el MINISTERIO DE ECONOMÍA.

Capítulo V

De la cancelación de deudas de origen previsional

Artículo 36.- Establécese la suma de PESOS NOVENTA Y UN MIL DOSCIENTOS SETENTA Y SIETE MILLONES ($ 91.277.000.000) destinada al pago de deudas previsionales reconocidas en sede judicial y administrativa y aquellas deudas previsionales establecidas en los acuerdos transaccionales celebrados en el marco de la ley 27.260, de acuerdo con lo estipulado en los incisos a) y b) del artículo 7° de la misma ley como consecuencia de retroactivos originados en ajustes practicados en las prestaciones del SISTEMA INTEGRADO PREVISIONAL ARGENTINO (SIPA) a cargo de la ADMINISTRACIÓN NACIONAL DE LA SEGURIDAD SOCIAL (ANSES), organismo descentralizado en el ámbito de la SECRETARÍA DE SEGURIDAD SOCIAL del MINISTERIO DE TRABAJO, EMPLEO Y SEGURIDAD SOCIAL.

Artículo 37.- Autorízase al Jefe de Gabinete de Ministros, previa intervención del MINISTERIO DE ECONOMÍA, a ampliar la suma establecida en el artículo 36 de la presente ley para la cancelación de deudas previsionales reconocidas en sede judicial y administrativa y aquellas deudas previsionales establecidas en los acuerdos transaccionales celebrados en el marco de la ley 27.260, de acuerdo con lo estipulado en los incisos a) y b) del artículo 7° de la misma ley como consecuencia de retroactivos originados en ajustes practicados en las prestaciones del SISTEMA INTEGRADO PREVISIONAL ARGENTINO (SIPA) a cargo de la ADMINISTRACIÓN NACIONAL DE LA SEGURIDAD SOCIAL (ANSES), en la medida en que el cumplimiento de dichas obligaciones así lo requiera. Autorízase al Jefe de Gabinete de Ministros a efectuar las modificaciones presupuestarias necesarias con el fin de dar cumplimiento al presente artículo.

Artículo 38.- Establécese como límite máximo la suma de PESOS TREINTA Y NUEVE MIL TRESCIENTOS VEINTINUEVE MILLONES CUATROCIENTOS SESENTA Y SEIS MIL ($ 39.329.466.000) destinada al pago de deudas previsionales reconocidas en sede judicial por la parte que corresponda abonar en efectivo por todo concepto, como consecuencia de retroactivos originados en ajustes practicados en las prestaciones correspondientes a retirados y pensionados de las fuerzas armadas y de las fuerzas de seguridad, incluido el Servicio Penitenciario Federal, de acuerdo con el siguiente detalle:

Instituto de Ayuda Financiera para Pago de Retiros y Pensiones Militares	$ 36.365.416.000
Caja de Retiros, Jubilaciones y Pensiones de la Policía Federal Argentina	$ 2.964.050.000

Autorízase al Jefe de Gabinete de Ministros a ampliar el límite establecido en el presente artículo para la cancelación de deudas previsionales, reconocidas en sede judicial y administrativa como consecuencia de retroactivos originados en ajustes practicados en las prestaciones correspondientes a retirados y pensionados de las fuerzas armadas y de las fuerzas de seguridad, cuando el cumplimiento de esas obligaciones así lo requiera.

Autorízase al Jefe de Gabinete de Ministros a efectuar las modificaciones presupuestarias necesarias con el fin de dar cumplimiento al presente artículo.

Artículo 39.- Los organismos a que se refiere el artículo 38 de la presente ley deberán observar para la cancelación de las deudas previsionales el orden de prelación estricto que a continuación se detalla:

a) Sentencias notificadas en períodos fiscales anteriores y aún pendientes de pago;

b) Sentencias notificadas en el año 2021.

En el primer caso se dará prioridad a los beneficiarios de mayor edad. Agotadas las sentencias notificadas en períodos anteriores al año 2021 se atenderán aquellas incluidas en el inciso b) del presente artículo, respetando estrictamente el orden cronológico de notificación de las sentencias definitivas.

Capítulo VI

De las jubilaciones y pensiones

Artículo 40.- Establécese que durante el ejercicio de vigencia de la presente ley, la participación del INSTITUTO DE AYUDA FINANCIERA PARA PAGO DE RETIROS Y PENSIONES MILITARES, organismo descentralizado en el ámbito del MINISTERIO DE DEFENSA, referida en los artículos 18 y 19 de la ley 22.919 y sus modificaciones, no podrá ser inferior al CUARENTA Y SEIS POR CIENTO (46%) del costo de los haberes remunerativos de retiro, indemnizatorios y de pensión de los beneficiarios.

Artículo 41.- Prorróganse por DIEZ (10) años a partir de sus respectivos vencimientos, las pensiones otorgadas en virtud de la ley 13.337 que hubieran caducado o caduquen durante el presente ejercicio.

Prorróganse por DIEZ (10) años a partir de sus respectivos vencimientos las pensiones graciables que fueran otorgadas por la ley 26.546 y sus modificatorias.

Las pensiones graciables prorrogadas por la presente ley, las que se otorgaren y las que hubieran sido prorrogadas por las leyes 23.990, 24.061, 24.191, 24.307, 24.447, 24.624, 24.764, 24.938, 25.064, 25.237, 25.401, 25.500, 25.565, 25.725, 25.827, 25.967, 26.078, 26.198, 26.337, 26.422, 26.546 prorrogada en los términos del decreto 2053 del 22 de diciembre de 2010 y complementada por el decreto 2054 del 22 de diciembre de 2010 y por las leyes 26.728, 26.784, 26.895, 27.008, 27.198, 27.341, 27.431 y 27.467 y sus modificatorias y el decreto 193/20, deberán cumplir con las condiciones indicadas a continuación:

a) No ser el beneficiario titular de un bien inmueble cuya valuación fiscal fuere equivalente o superior a PESOS DOSCIENTOS CINCUENTA MIL ($ 250.000);

b) No tener vínculo hasta el cuarto grado de consanguinidad o segundo de afinidad con el legislador solicitante;

c) No podrán superar en forma individual o acumulativa la suma equivalente a UNA (1) jubilación mínima del SISTEMA INTEGRADO PREVISIONAL ARGENTINO (SIPA) y serán compatibles con cualquier otro ingreso siempre que la suma total de estos últimos no supere DOS (2) jubilaciones mínimas del referido sistema.

En los supuestos en los que los beneficiarios sean menores de edad, con excepción de quienes tengan capacidades diferentes, las incompatibilidades serán evaluadas con relación a sus padres, cuando ambos convivan con el menor. En caso de padres separados de hecho o judicialmente, divorciados o que hayan incurrido en abandono del hogar, las incompatibilidades sólo serán evaluadas con relación al progenitor o a la progenitora que cohabite con el beneficiario.

En todos los casos de prórrogas aludidos en el presente artículo, la autoridad de aplicación deberá mantener la continuidad de los beneficios hasta tanto se comprueben fehacientemente las incompatibilidades mencionadas. En ningún caso se procederá a suspender los pagos de las prestaciones sin previa notificación o intimación para cumplir con los requisitos formales que fueren necesarios.

Las pensiones graciables que hayan sido dadas de baja por cualquiera de las causales de incompatibilidad serán rehabilitadas una vez cesados los motivos que hubieran dado lugar a su extinción siempre que las citadas incompatibilidades dejaren de existir dentro del plazo establecido en la ley que las otorgó.

Capítulo VII

De las operaciones de crédito público

Artículo 42.- Autorízase, de conformidad con lo dispuesto por el artículo 60 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional, 24.156 y sus modificaciones, a los entes que se mencionan en la planilla anexa al presente artículo a realizar operaciones de crédito público por los montos, especificaciones y destino del financiamiento indicados en la referida planilla.

En caso de operaciones que se instrumenten mediante emisiones de bonos o letras, los importes indicados en dicha planilla corresponden a valores efectivos de colocación. Cuando las operaciones se instrumenten mediante la suscripción de préstamos, dichos valores corresponden al monto total del préstamo, según surja de los acuerdos firmados. El uso de esta autorización deberá ser informado, trimestralmente, de manera fehaciente y detallada a ambas Cámaras del HONORABLE CONGRESO DE LA NACIÓN.

El órgano responsable de la coordinación de los sistemas de administración financiera realizará las operaciones de crédito público correspondientes a la administración central.

El MINISTERIO DE ECONOMÍA podrá efectuar modificaciones a las características detalladas en la mencionada planilla, siempre dentro del monto total y destino del financiamiento fijado en ella, a los efectos de adecuarlas a las posibilidades de obtención de financiamiento, lo que deberá informarse de la misma forma y modo establecidos en el segundo párrafo de este artículo.

Artículo 43.- Autorízase al órgano responsable de la coordinación de los sistemas de administración financiera a emitir Letras del Tesoro hasta alcanzar un importe en circulación de valor nominal de PESOS UN BILLÓN QUINIENTOS MIL MILLONES (V.N. $ 1.500.000.000.000) o su equivalente en otras monedas, para dar cumplimiento a las operaciones previstas en el programa financiero. Estas letras deberán ser reembolsadas en el mismo ejercicio financiero en que se emiten.

Artículo 44.- Fíjanse en la suma de PESOS CIENTO TREINTA Y DOS MIL MILLONES ($ 132.000.000.000) y en la suma de PESOS CIENTO VEINTE MIL MILLONES ($ 120.000.000.000) los montos máximos de autorización a la TESORERÍA GENERAL DE LA NACIÓN dependiente de la SUBSECRETARÍA DE PRESUPUESTO de la SECRETARÍA DE HACIENDA del MINISTERIO DE ECONOMÍA y a la ADMINISTRACIÓN NACIONAL DE LA SEGURIDAD SOCIAL (ANSES), respectivamente, para hacer uso transitoriamente del crédito a corto plazo a que se refieren los artículos 82 y 83 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional, 24.156 y sus modificaciones.

Artículo 45.- Mantiénese durante el Ejercicio 2021 la suspensión dispuesta en el artículo 1° del decreto 493 del 20 de abril de 2004.

Artículo 46.- Mantiénese el diferimiento de los pagos de los servicios de la deuda pública del Gobierno Nacional dispuesto en el artículo 37 de la ley 27.431 hasta la finalización del proceso de reestructuración de la totalidad de la deuda pública contraída originalmente con anterioridad al 31 de diciembre de 2001, o en virtud de normas dictadas antes de esa fecha.

Artículo 47.- Autorízase al PODER EJECUTIVO NACIONAL, a través del MINISTERIO DE ECONOMÍA, a proseguir con la normalización de los servicios de la deuda pública referida en el artículo 46 de la presente ley, en los términos del artículo 65 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional, 24.156 y sus modificaciones o de la ley 27.249 de Normalización de la Deuda Pública y de Recuperación del Crédito, quedando facultado el PODER EJECUTIVO NACIONAL para continuar con las negociaciones y realizar todos aquellos actos necesarios para su conclusión.

El MINISTERIO DE ECONOMÍA informará semestralmente al HONORABLE CONGRESO DE LA NACIÓN, el avance de las tratativas y los acuerdos a los que se arribe durante el proceso de negociación, los que serán enviados en soporte digital.

Ese informe deberá incorporar una base de datos actualizada en la que se identifiquen los acuerdos alcanzados, los procesos judiciales o arbitrales terminados, los montos de capital y los montos cancelados o a cancelar en cada acuerdo y el nivel de ejecución de la autorización del nivel de endeudamiento que se otorga a través del artículo 7° de la ley 27.249 de Normalización de la Deuda Pública y de Recuperación del Crédito. Los pronunciamientos judiciales firmes, emitidos contra las disposiciones de la ley 25.561, el decreto 471 del 8 de marzo de 2002, y sus normas complementarias, recaídos sobre dichos títulos, están incluidos en el diferimiento indicado en el artículo 46 de la presente ley.

Artículo 48.- Facúltase al órgano responsable de la coordinación de los sistemas de administración financiera a otorgar avales del TESORO NACIONAL por las operaciones de crédito público de acuerdo con el detalle obrante en la planilla anexa al presente artículo, y por los montos máximos en ella determinados o su equivalente en otras monedas, más los montos necesarios para afrontar el pago de intereses, los que deberán ser cuantificados al momento de la solicitud del aval.

Artículo 49.- Dentro del monto autorizado para la Jurisdicción 90 - Servicio de la Deuda Pública, se incluye la suma de PESOS CIENTO CINCUENTA MILLONES ($ 150.000.000) destinada a la atención de las deudas referidas en los incisos b) y c) del artículo 7° de la ley 23.982.

Artículo 50.- Fíjase en la suma de PESOS OCHO MIL SEISCIENTOS MILLONES ($ 8.600.000.000) el importe máximo de colocación de bonos de consolidación en todas sus series vigentes, para el pago de las obligaciones contempladas en el inciso f) del artículo 2° de la ley 25.152, las alcanzadas por el decreto 1318 del 6 de noviembre de 1998 y las referidas en el artículo 127 de la ley 11.672, Complementaria Permanente de Presupuesto (t.o. 2014) por los montos que en cada caso se indican en la planilla anexa al presente artículo. Los importes indicados en ella corresponden a valores efectivos de colocación. El MINISTERIO DE ECONOMÍA podrá realizar modificaciones dentro del monto total fijado en este artículo.

Artículo 51.- Facúltase al MINISTERIO DE ECONOMÍA a establecer las condiciones financieras de reembolso de las deudas de las provincias con el Gobierno Nacional resultantes de la reestructuración que llevó a cabo el ESTADO NACIONAL con los representantes de los países acreedores nucleados en el Club de París para la refinanciación de las deudas con atrasos de la REPÚBLICA ARGENTINA y del pago de laudos en el marco de arbitrajes internacionales. Facúltase al MINISTERIO DE ECONOMÍA a suscribir con las provincias involucradas los convenios bilaterales correspondientes.

Artículo 52.- Sustitúyese el inciso c) del artículo 7° de la ley 23.982, por el siguiente:

c) Los créditos por daños a la vida, en el cuerpo o en la salud de personas físicas o por privación ilegal de la libertad o daños en cosas que constituyan elementos de trabajo o vivienda del damnificado hasta el monto equivalente a UN (1) año de haber jubilatorio mínimo por persona y por única vez.

Artículo 53.- Sustitúyese el artículo 133 de la ley 11.672, Complementaria Permanente de Presupuesto (t.o. 2014), por el siguiente:

Artículo 133: Los estados patrimoniales que sean considerados estado de liquidación de entes, organismos, empresas y/o sociedades del Estado declarados o que se declaren en estado de liquidación o disolución en el marco del proceso de Reforma del Estado, conforme lo previsto en el decreto 1836 del 14 de octubre de 1994, sustituirán a los balances correspondientes al período comprendido entre el último balance auditado y la fecha del estado patrimonial.

La liquidación definitiva de los organismos o empresas se producirá con el dictado de la resolución que, en el marco de los decretos 2148 del 19 de octubre de 1993 y 1836 del 14 de octubre de 1994, disponga el cierre de los respectivos procesos liquidatorios.

Las resoluciones emanadas del MINISTERIO DE ECONOMÍA en ejercicio de las competencias otorgadas por el decreto 1836/94, para posibilitar el proceso de liquidación y cierre de los entes que se encuentran en aquel estado, deberán ser transcriptas en los libros de actas de asamblea respectivos o sus equivalentes y constituirán documentación suficiente a todos sus efectos.

La personería jurídica de los entes u organismos del ESTADO NACIONAL cuyo cierre se disponga con posterioridad al dictado de la presente ley se extinguirá a los NOVENTA (90) días corridos de la fecha de publicación del acto que resolvió su cierre.

Los saldos de cuentas a cobrar y a pagar pendientes serán transferidos a la SECRETARÍA DE HACIENDA del MINISTERIO DE ECONOMÍA.

Los formularios de requerimiento de pago de la deuda consolidada conforme a la ley 23.982 y el artículo 13 del capítulo V de la ley 25.344 y sus complementarias, originados en reconocimientos judiciales, con liquidación firme y consentida, serán controlados e intervenidos exclusivamente por la Unidad de Auditoría Interna cuando su monto no exceda la suma equivalente a CIENTO OCHENTA Y OCHO (188) módulos previstos en el artículo 35 del decreto 1344 del 4 de octubre de 2007 y sus modificatorios. En los casos en los que dicho monto fuere mayor a esa suma, los citados formularios serán intervenidos por la SINDICATURA GENERAL DE LA NACIÓN, organismo descentralizado de la PRESIDENCIA DE LA NACIÓN.

Artículo 54.- Sustitúyese el artículo 38 de la ley 11.672, Complementaria Permanente de Presupuesto (t.o. 2014), por el siguiente:

Artículo 38: Facúltase al MINISTERIO DE ECONOMÍA a disponer la condonación total o parcial de las deudas que las Jurisdicciones y Entidades de la Administración Nacional y Entes Residuales en liquidación de empresas privatizadas, mantienen con el ESTADO NACIONAL originadas por la entrega de Bonos de Consolidación y Bonos de Consolidación de Deudas Previsionales por aplicación de la ley 23.982, el capítulo V de la ley 25.344 y sus complementarias, en la medida en que sus respectivos presupuestos se financien, total o parcialmente por el TESORO NACIONAL.

Capítulo VIII

De los fondos fiduciarios

Artículo 55.- Apruébanse para el presente Ejercicio, de acuerdo con el detalle obrante en la planilla anexa al presente artículo, los flujos financieros y el uso de los fondos fiduciarios integrados total o mayoritariamente por bienes y/o fondos del ESTADO NACIONAL. El Jefe de Gabinete de Ministros deberá presentar informes trimestrales a ambas Cámaras del HONORABLE CONGRESO DE LA NACIÓN sobre el flujo y uso de los fondos fiduciarios, detallando en su caso las transferencias realizadas y las obras ejecutadas y/o programadas, así como todas las operaciones que se realicen con fuentes y aplicaciones financieras. La información mencionada deberá presentarse individualizada para cada uno de los fondos fiduciarios existentes.

Capítulo IX

De las relaciones con las provincias

Artículo 56.- Establécese como crédito presupuestario para transferencias a cajas previsionales provinciales de la ADMINISTRACIÓN NACIONAL DE LA SEGURIDAD SOCIAL (ANSES) la suma de PESOS CUARENTA Y TRES MIL NOVECIENTOS SESENTA Y CUATRO MILLONES SETECIENTOS MIL ($ 43.964.700.000) para financiar gastos corrientes dentro del Programa Transferencias y Contribuciones a la Seguridad Social y Organismos Descentralizados, Grupo 07, Transferencias a Cajas Previsionales Provinciales.

La ADMINISTRACIÓN NACIONAL DE LA SEGURIDAD SOCIAL (ANSES) transferirá mensualmente a las provincias que no transfirieron sus regímenes previsionales al ESTADO NACIONAL, en concepto de anticipo a cuenta, del resultado definitivo del sistema previsional provincial, el equivalente a una doceava parte del último monto total del déficit –provisorio o definitivo– determinado de acuerdo con el decreto 730 del 8 de agosto de 2018 y sus normas complementarias y/o modificatorias. La ADMINISTRACIÓN NACIONAL DE LA SEGURIDAD SOCIAL (ANSES) será la encargada de determinar los montos totales a transferir a cada provincia.

Artículo 57.- Exceptúase de lo dispuesto en los artículos 7º y 10 de la ley 23.928 y sus modificaciones a los convenios de asistencia financiera otorgada por el Fondo Fiduciario para el Desarrollo Provincial a las Jurisdicciones Provinciales y a la Ciudad Autónoma de Buenos Aires.

Artículo 58.- Facúltase al MINISTERIO DEL INTERIOR, a través de la SECRETARÍA DE MUNICIPIOS, a condonar las deudas por intereses contraídas por los municipios en el marco de los programas oportunamente convenidos con dicho ministerio y que se hubiesen originado en razón de transferencias efectuadas para financiar gastos corrientes o de capital.

La facultad conferida en el párrafo precedente podrá ser ejercida dentro del plazo de CIENTO OCHENTA (180) días contados desde la publicación de la presente; será aplicable a los intereses devengados hasta el dictado del acto administrativo pertinente por la autoridad competente y quedará sujeta al pago del capital adeudado en cada caso.

Capítulo X

De la política y administración tributarias

Artículo 59.- Exímese del impuesto sobre los combustibles líquidos y del impuesto al dióxido de carbono, previstos en los capítulos I y II del título III de la ley 23.966 texto ordenado 1998 y sus modificaciones, a las importaciones de gasoil y diesel oil y su venta en el mercado interno, realizadas durante el año 2021, a los fines de compensar los picos de demanda de tales combustibles, que no pudieran ser satisfechos por la producción local, destinados al abastecimiento del mercado de generación eléctrica.

Autorízase a importar bajo el presente régimen para el año 2021, el volumen de OCHOCIENTOS MIL METROS CÚBICOS (800.000 m3), conforme la evaluación de su necesidad y autorización previa realizada por la SECRETARÍA DE ENERGÍA del MINISTERIO DE ECONOMÍA.

El PODER EJECUTIVO NACIONAL, a través de los organismos que estime corresponder, distribuirá el cupo de acuerdo con la reglamentación que dicte al respecto, debiendo remitir al HONORABLE CONGRESO DE LA NACIÓN, en forma trimestral, el informe pertinente que deberá contener indicación de los volúmenes autorizados por la empresa y condiciones de suministro. En los aspectos no reglados por el presente régimen, serán de aplicación supletoria y complementaria, las disposiciones de la ley 26.022.

Artículo 60.- Exímese del pago de derechos de importación y de todo otro impuesto, gravamen, contribución, tasa o arancel aduanero o portuario, de cualquier naturaleza u origen, como así también de la constitución de depósito previo, a las vacunas y descartables importados por el MINISTERIO DE SALUD y/o el Fondo Rotatorio de la Organización Panamericana de la Salud destinados a asegurar las coberturas de vacunas previstas en el artículo 7° de la ley 27.491.

Artículo 61.- Exímese del pago correspondiente al impuesto al valor agregado que grava la importación para consumo de las mercaderías aludidas en el artículo anterior.

Artículo 62.- Las exenciones establecidas en los artículos 60 y 61 de la presente ley serán de carácter transitorio y se aplicarán tanto a las importaciones perfeccionadas durante la Emergencia Sanitaria Nacional y/o el Ejercicio Fiscal 2021 como a las mercaderías que a la fecha de entrada en vigencia de la presente ley se encuentren en territorio aduanero pendientes de nacionalizar.

Artículo 63.- Establécese que en el marco del artículo 10.24 del Acuerdo Comercial entre la REPÚBLICA DE CHILE y la REPÚBLICA ARGENTINA suscripto el 2 de noviembre de 2017, el servicio de roaming internacional prestado por proveedores de servicios de telecomunicaciones de telefonía móvil y de transmisión de datos móviles (de conformidad con lo así entendido en el capítulo 10, "Telecomunicaciones" del Acuerdo), no quedará sujeto al impuesto al valor agregado cuando sea brindado a proveedores de iguales servicios ubicados en la REPÚBLICA DE CHILE.

Sin perjuicio de ello, los proveedores del servicio de roaming internacional podrán computar contra el impuesto al valor agregado que en definitiva adeudaren por sus operaciones gravadas, el impuesto al valor agregado que les hubiera sido facturado por sus adquisiciones o importaciones de bienes, por obras, locaciones y servicios, o que les corresponda ingresar por esas adquisiciones o importaciones, en todos los casos cuando éstas estén destinadas efectivamente a las prestaciones comprendidas en el párrafo anterior, o a cualquier etapa en su consecución, en la medida en que el gravamen esté vinculado a ellas.

Las disposiciones precedentes entrarán en vigor el primer día del segundo mes inmediato siguiente a la fecha de entrada en vigencia de esta ley.

Artículo 64.- El MINISTERIO DE ECONOMÍA será el encargado de fijar las tasas de interés a las que se refieren los artículos 37 y 52 de la ley 11.683 (texto ordenado 1998) y sus modificaciones, como así también las de los artículos 794, 797, 811, 838, 845 y 924 del Código Aduanero (ley 22.415 y sus modificaciones) y la aplicable tanto a los casos previstos en el artículo 179 de la ley 11.683, texto ordenado en 1998, y sus modificaciones, como a los restantes supuestos de devolución, reintegro o compensación de los impuestos regidos por la citada norma legal.

Artículo 65.- Sustitúyese el artículo 49 de la ley 27.541 de Solidaridad Social y Reactivación Productiva en el Marco de la Emergencia Pública y sus normas modificatorias y complementarias, por el siguiente:

Artículo 49: Establécese hasta el 31 de diciembre de 2021, en un TRES POR CIENTO (3%) la alícuota de la tasa de estadística contemplada en el artículo 762 de la ley 22.415 (Código Aduanero) y sus modificatorias, la cual resultará aplicable a las destinaciones definitivas de importación para consumo, con excepción de aquellas destinaciones registradas en el marco de Acuerdos Preferenciales suscriptos por la República Argentina que específicamente contemplen una exención, o aquellas que incluyan mercadería originaria y de los Estados Partes del MERCOSUR. El PODER EJECUTIVO NACIONAL podrá disponer por razones justificadas, exenciones para el pago de la tasa cuando se trate de una actividad específica que tenga como objeto, entre otras, finalidades de ciencia, tecnología, innovación, promoción del desarrollo económico o la generación de empleo.

El PODER EJECUTIVO NACIONAL asignará un DIEZ POR CIENTO (10%) de lo recaudado en concepto de la tasa de estadística contemplada en el párrafo anterior a financiar programas de crédito para la inversión y el consumo, distribuyendo dicho monto de la siguiente manera: TREINTA POR CIENTO (30%) para fortalecer la línea crediticia del BANCO DE LA NACIÓN ARGENTINA, TREINTA POR CIENTO (30%) para fortalecer la línea crediticia del BANCO DE INVERSIÓN Y COMERCIO EXTERIOR S.A. (BICE) y CUARENTA POR CIENTO (40%) para asignar a un fondo específico de subsidio de tasa a asignar en función a criterios regionales y federales. El MINISTERIO DE ECONOMÍA y el MINISTERIO DEL INTERIOR, en lo que fuere materia de su competencia, serán las autoridades de aplicación de lo previsto en el presente párrafo, quedando facultados para dictar las normas interpretativas y complementarias correspondientes.

Capítulo XI

Otras disposiciones

Artículo 66.- Determínase el valor del módulo electoral establecido en el artículo 68 bis de la ley 26.215 de Financiamiento de los Partidos Políticos y sus modificatorias, en la suma de PESOS VEINTE COMA CINCUENTA ($ 20,50).

Artículo 67.- Prorrógase por UN (1) año el plazo dispuesto en el artículo 69 de la ley 26.546.

Artículo 68.- Exímese del pago de los derechos de importación y de las prohibiciones e intervenciones previas a la importación según el Código Aduanero (ley 22.415 y sus modificaciones) que apliquen a las importaciones para consumo de material para uso ferroviario, material rodante en sus diversas formas, maquinaria y vehículos para mantenimiento, control y trabajos de rehabilitación de vías, contenedores, sistemas de señalamiento, sistemas de frenado y sus componentes y partes, puertas y portones automáticos, transformadores, rectificadores, celdas, interruptores, cables, hilo de contacto de catenaria, tercer riel, soportería, catenaria rebatible y demás materiales necesarios para el tendido eléctrico ferroviario, materiales para uso en estaciones ferroviarias, aparatos de vía, fijaciones, rieles, equipos y sistemas de computación y comunicación para uso ferroviario, herramientas y maquinaria para uso en vías, talleres y depósitos ferroviarios, de los repuestos, insumos y componentes que estén directa o indirectamente relacionados con esas mercaderías, que estén destinados a proyectos de inversión para el fortalecimiento y mejoramiento del sistema de transporte ferroviario de pasajeros y de cargas, que sean adquiridos por el ESTADO NACIONAL, las provincias, la Ciudad Autónoma de Buenos Aires, la ADMINISTRACIÓN DE INFRAESTRUCTURAS FERROVIARIAS S.E. (C.U.I.T. 30-71069599-3), OPERADORA FERROVIARIA S.E. (C.U.I.T. 30-71068177-1), BELGRANO CARGAS Y LOGÍSTICA S.A. (C.U.I.T. 30-71410144-3) o FERROCARRILES ARGENTINOS S.E. (C.U.I.T. 30-71525570-3).

Los bienes comprendidos en el párrafo anterior estarán exentos del impuesto establecido por la Ley de Impuesto al Valor Agregado, texto ordenado en 1997 y sus modificaciones.

La mercadería importada con los beneficios establecidos por este artículo no podrá transferirse a terceros diferentes de los individualizados en el artículo 8° de la ley 24.156 de Administración Financiera y de los Sistemas de Control del Sector Público Nacional y sus modificaciones por el término de CINCO (5) años contados a partir de la fecha de su libramiento a plaza y deberá afectarse exclusivamente al destino tenido en cuenta para el otorgamiento de los beneficios aquí conferidos, lo que deberá ser acreditado ante la SUBSECRETARÍA DE TRANSPORTE FERROVIARIO, dependiente de la SECRETARÍA DE GESTIÓN DE TRANSPORTE del MINISTERIO DE TRANSPORTE, cada vez que ésta lo requiera.

Estos beneficios regirán para mercadería nueva o usada que sea embarcada hasta el 31 de diciembre de 2021, inclusive, y sólo serán aplicables si la industria nacional no estuviera en condiciones de proveerlas, sobre lo cual deberá expedirse el MINISTERIO DE DESARROLLO PRODUCTIVO.

Artículo 69.- Exímese del pago de los derechos de importación, de las tasas por servicios portuarios, aeroportuarios, de estadística y de comprobación que gravan la importación de bienes de capital y de bienes para consumo -y sus repuestos- que sean adquiridos por EMPRESA ARGENTINA DE NAVEGACIÓN AÉREA S.E. (C.U.I.T. 30-71515195-9) o INTERCARGO S.A.C. (C.U.I.T. 30-53827483-2). Esas importaciones estarán también exentas de impuestos internos y del impuesto establecido por la Ley de Impuesto al Valor Agregado, texto ordenado en 1997, y sus modificaciones. Estas exenciones sólo serán aplicables si las mercaderías fueren nuevas o usadas y la industria nacional no estuviere en condiciones de proveerlas, sobre lo cual deberá expedirse el MINISTERIO DE DESARROLLO PRODUCTIVO.

Exímese del pago del derecho de importación, de las tasas por servicios portuarios, aeroportuarios, de estadística y de comprobación que gravan el mayor valor que, al momento de su reimportación, tengan las mercaderías que haya exportado temporalmente INTERCARGO S.A.C. o EMPRESA ARGENTINA DE NAVEGACIÓN AÉREA S.E. a los efectos de su reparación en el exterior.

Todos los beneficios dispuestos en este artículo regirán hasta el 31 de diciembre de 2021, inclusive.

Artículo 70.- Exímese del gravamen establecido por la Ley de Impuesto a las Ganancias, texto ordenado en 2019, a la EMPRESA ARGENTINA DE NAVEGACIÓN AÉREA S.E. (C.U.I.T. 30-71515195-9).

Asimismo, condónase el pago de las deudas, cualquiera sea el estado en que se encuentren, que se hubiesen generado hasta la fecha de entrada en vigencia de esta ley por la empresa y en concepto del tributo mencionado en el párrafo precedente. La condonación alcanza al capital adeudado, los intereses resarcitorios y/o punitorios y/o los previstos en el artículo 168 de la ley 11.683, texto ordenado 1998, y sus modificaciones, multas y demás sanciones relativas a dicho gravamen.

Artículo 71.- Exímese del pago de los derechos de importación que gravan las importaciones para consumo de material portuario -balizas, boyas y demás instrumentos de señalamiento, materiales de defensa de costas y muelles, de los repuestos directamente relacionados con dichas mercaderías, destinados a proyectos de inversión para el fortalecimiento y mejoramiento del sistema portuario de pasajeros y de cargas, que sean adquiridos por el ESTADO NACIONAL, las provincias, la Ciudad Autónoma de Buenos Aires y la ADMINISTRACIÓN GENERAL DE PUERTOS S.E. (C.U.I.T. 30-54670628-8). Estas importaciones estarán también exentas del impuesto establecido por la Ley de Impuesto al Valor Agregado, texto ordenado 1997, y sus modificaciones.

Estas exenciones sólo serán aplicables si las mercaderías fueren nuevas y la industria nacional no estuviere en condiciones de proveerlas, sobre lo cual deberá expedirse el MINISTERIO DE DESARROLLO PRODUCTIVO. Los beneficios aquí dispuestos regirán hasta el 31 de diciembre de 2021, inclusive.

Artículo 72.- Prorróguese el Fondo de Compensación al Transporte Público de pasajeros por automotor urbano y suburbano del interior del país por la suma de PESOS VEINTE MIL MILLONES ($20.000.000.000). El MINISTERIO DE TRANSPORTE DE LA NACIÓN será el encargado de establecer los criterios de distribución. Las provincias que adhieran a dicho fondo deberán juntamente con las empresas de transporte implementar el sistema de boleto único electrónico.

Artículo 73.- Incorpórese al Fondo de Compensación al Transporte Público de pasajeros por automotor urbano y suburbano del interior del país prorrogado por el artículo anterior la suma de PESOS SEISCIENTOS MILLONES ($ 600.000.000) los cuales serán destinados de manera específica al Transporte Escolar.

Artículo 74.- Sustitúyese el artículo 44 de la ley 11.672, Complementaria Permanente de Presupuesto (t.o. 2014), por el siguiente:

Artículo 44: Las órdenes de pago emitidas por los Servicios Administrativos Financieros que ingresen, o sean informadas mediante formularios resúmenes, al Sistema Integrado de Información Financiera (SIDIF), caducarán al cierre del ejercicio posterior al de su autorización.

Aquellas órdenes de pago que hayan tenido al menos un pago parcial en el ejercicio siguiente al de su autorización, caducarán al cierre del ejercicio posterior a dicho pago.

Se exceptúan de la caducidad dispuesta en los párrafos precedentes a las órdenes de pago emitidas y/o afectadas al cumplimiento de obligaciones judiciales.

La caducidad es de orden administrativo y no implica la pérdida de derechos por parte del acreedor, en la medida que no hubiere operado la prescripción legal del derecho.

Artículo 75.- Declárase extinguido el total de la deuda, por capital e intereses regulares y por pago fuera de término, que el INSTITUTO NACIONAL DE SERVICIOS SOCIALES PARA JUBILADOS Y PENSIONADOS (INSSJP), ente del Sector Público Nacional en el ámbito del MINISTERIO DE SALUD, mantiene en virtud de los préstamos otorgados en el marco de lo establecido en los artículos 4° del decreto 975 del 1° de septiembre de 2016 y 6° del decreto 1013 del 7 de diciembre de 2017.

Facúltase a la SECRETARÍA DE HACIENDA del MINISTERIO DE ECONOMÍA a realizar las registraciones contables que correspondan.

Artículo 76.- Prorrógase hasta el 31 de diciembre de 2021 el decreto 668 del 27 de setiembre de 2019 y sus modificatorios y, mientras dure su vigencia, suspéndense las disposiciones del inciso j) del artículo 74 de la Ley 24.156 de Administración Financiera y de los Sistemas de Control del Sector Público Nacional y sus modificaciones.

Artículo 77.- Derógase el artículo 56 de la ley 27.467, incorporado por el artículo 127 de la citada ley 27.467, como artículo sin número a la ley 11.672, Complementaria Permanente de Presupuesto (t.o. 2014).

Artículo 78.- Derógase el artículo 121 de la ley 27.467, incorporado por su artículo 127 a la ley 11.672, Complementaria Permanente de Presupuesto (t.o. 2014) y sus modificaciones.

Artículo 79.- Sustitúyese el artículo 1° de ley 27.438 de Modificación de la ley 26.912, Régimen Jurídico para la Prevención y el Control del Dopaje en el Deporte, por el siguiente:

Artículo 1°: La Comisión Nacional Antidopaje actuará en el ámbito del MINISTERIO DE TURISMO Y DEPORTES o en el organismo que en un futuro lo reemplace.

Artículo 80.- Condónanse las deudas de las provincias, de la Ciudad Autónoma de Buenos Aires y de los Municipios con el ESTADO NACIONAL originadas en el marco de los Programas de Vivienda, Infraestructura y Equipamiento nacionales dejados sin efecto por el artículo 1° de la resolución 122 del 15 de marzo de 2017 del ex MINISTERIO DEL INTERIOR, OBRAS PÚBLICAS Y VIVIENDA, en la porción que exceda los reclamos efectuados al MINISTERIO DE DESARROLLO TERRITORIAL Y HÁBITAT derivados de los acuerdos de ejecución de dichos programas.

Artículo 81.- Derógase el artículo sin número de la ley 11.672, Complementaria Permanente de Presupuesto (t.o. 2014) y sus modificaciones, correspondiente al artículo 105 de la ley 27.431 incorporado por el artículo 125 de la citada ley 27.431.

Artículo 82.- Transfiérense los saldos disponibles en el Fideicomiso de Administración, constituido por el artículo 4° del decreto 908 del 2 de agosto de 2016 con destino a la financiación de la estrategia de Cobertura Universal de Salud (CUS) conforme lo previsto en el artículo 2° del citado decreto, al Fondo de Emergencia y Asistencia de los agentes del seguro de salud descriptos en el artículo 1° de la ley 23.660 y sus modificaciones e instituido por el artículo 6° del mismo decreto.

Artículo 83.- Dispónese que las obligaciones originadas en decisiones y/o laudos del Centro Internacional de Arreglos de Diferencias Relativas a Inversiones (CIADI) que correspondan ser atendidas con cargo al Presupuesto de la Administración Nacional serán imputadas como aplicaciones financieras en el Ejercicio correspondiente.

Artículo 84.- Establécese para el Ejercicio 2021 una asignación de PESOS DOCE MIL QUINIENTOS MILLONES ($ 12.500.000.000) a favor de la Provincia de La Rioja, y de PESOS QUINIENTOS MILLONES ($ 500.000.000) a favor de los municipios de la mencionada provincia.

De este último monto la suma de PESOS DOSCIENTOS CINCUENTA MILLONES ($ 250.000.000) se destinará a la ciudad de La Rioja y el monto restante se distribuirá entre el resto de los municipios de la provincia de acuerdo al siguiente criterio:

a) SESENTA POR CIENTO (60%) conforme al índice de necesidades básicas insatisfechas;

b) CUARENTA POR CIENTO (40%) de acuerdo a la población.

Facúltase al Jefe de Gabinete de Ministros a efectuar las modificaciones presupuestarias necesarias a fin de dar cumplimiento a este artículo.

Dispónese que el CIEN POR CIENTO (100%) de las sumas mencionadas en el primer párrafo serán transferidas en DOCE (12) cuotas mensuales y equivalentes.

Artículo 85.- Sustitúyese el artículo 87 de la ley 11.672 Complementaria Permanente de Presupuesto (t.o. 2014) el que quedará redactado de la siguiente manera:

Artículo 87: Todas las Jurisdicciones y Entidades del SECTOR PÚBLICO NACIONAL, definidas en los términos de los incisos a), b) y c) del artículo 8º de la ley 24.156 de Administración Financiera y de los Sistemas de Control del Sector Público Nacional y sus modificatorias, que obtengan utilidades en su gestión económica, deberán aportar con cargo a tales beneficios las sumas que determine el señor Jefe de Gabinete de Ministros, con el fin de atender necesidades inherentes al funcionamiento de dicho sector.

Los importes recaudados y los que se recauden en el futuro por tales conceptos ingresarán a Rentas Generales.

Derógase toda disposición en cuanto se oponga a lo dispuesto por el presente artículo.

Artículo 86.- Prorrógase la vigencia de los decretos 668 del 27 de septiembre de 2019 y 346 del 5 de abril de 2020, así como la suspensión a la aplicación del tercer párrafo del inciso a) del artículo 74 de la ley 24.241, hasta el 31 de diciembre de 2021.

Los pagos de los servicios de intereses y amortizaciones de capital de las letras que se emitan en el marco de las normas mencionadas en el párrafo anterior serán reemplazados, a la fecha de su vencimiento, por nuevos títulos públicos cuyas condiciones serán definidas, en conjunto, por la SECRETARÍA DE FINANZAS y la SECRETARÍA DE HACIENDA, ambas dependientes del MINISTERIO DE ECONOMÍA.

Artículo 87.- Establézcase, respecto de las obligaciones pendientes de pago con CAMMESA y/o con el MERCADO ELÉCTRICO MAYORISTA (MEM) por las deudas de las distribuidoras de energía eléctrica, ya sean por consumos de energía, potencia, intereses y/o penalidades, acumuladas al 30 de septiembre de 2020 un régimen especial de regularización de obligaciones, en las condiciones que establezca la autoridad de aplicación.

El régimen de regularización de obligaciones deberá establecer criterios diferenciados para lo cual deberá considerar origen y trayectoria de la deuda de cada una de las distribuidoras, la situación social media de sus usuarias y usuarios y priorizar la obtención de un grado equivalente de desarrollo entre regiones, provincias y municipios y el mejor impacto en el servicio público.

Los criterios podrán contemplar diferentes alternativas, considerando las pautas mencionadas anteriormente, pudiendo reconocer créditos equivalentes a hasta CINCO (5) veces la factura media mensual del último año o el SESENTA Y SEIS POR CIENTO (66%) de la deuda existente. La deuda remanente deberá ser regularizada mediante un plan de pagos con un plazo de hasta SESENTA (60) cuotas mensuales, hasta SEIS (6) meses de gracia y una tasa de interés equivalente de hasta el CINCUENTA POR CIENTO (50%) de la vigente en el MERCADO ELÉCTRICO MAYORISTA. Los créditos se harán efectivos en el marco del acuerdo de regularización de deudas que mantienen con CAMMESA.

Asimismo, en cumplimiento de sus obligaciones y responsabilidades, se podrá acordar instrumentar diferentes mecanismos que promuevan la ejecución de inversiones para lograr la mejora de la calidad del servicio o propender una reducción de las deudas de los usuarios en situación de vulnerabilidad económica.

La autoridad de aplicación podrá llegar a acuerdos de regularización en forma particular con cada una de las distribuidoras.

Las distribuidoras de energía eléctrica agentes del MERCADO ELÉCTRICO MAYORISTA estarán obligadas a trasladar las condiciones otorgadas por el presente artículo a los distribuidores de energía eléctrica cooperativos que no son agentes del MERCADO ELÉCTRICO MAYORISTA y a los que les suministran la energía y potencia en bloque, adquirida del MERCADO ELÉCTRICO MAYORISTA con destino a aquéllas para su posterior distribución a los usuarios finales. Para el supuesto caso de que ello no sea posible, la autoridad de aplicación determinará la modalidad de instrumentación del traslado del crédito y/o plan de pagos otorgado por este artículo a las cooperativas distribuidoras no agentes del MERCADO ELÉCTRICO MAYORISTA.

Establézcase un régimen especial de créditos para aquellas distribuidoras, administraciones o empresas provinciales distribuidoras de energía eléctrica, cualquiera sea su organización juridica, que al 30 de setiembre de 2020 no tengan deuda o su nivel de deuda sea considerada dentro de valores razonables con CAMMESA y/o con el MERCADO ELÉCTRICO MAYORISTA. Dichos créditos serán equivalentes a CINCO (5) veces la factura media mensual del último año (2020), pudiendo las autoridades provinciales destinarlos a beneficios para los usuarios y consumidores del servicio público de electricidad, a la cancelación automática de obligaciones de pago con CAMMESA y/o a inversión en obras de infraestructura en energía eléctrica que permitan la mejora en la calidad o la ampliación del servicio en sus respectivas jurisdicciones.

Desígnase como autoridad de aplicación a la SECRETARÍA DE ENERGÍA y facúltasela a dictar las normas necesarias para el cumplimiento de lo dispuesto en el presente artículo, debiendo, con los mismos criterios diferenciadores que prevé este artículo, determinar, aplicar y reconocer en el presente ejercicio el crédito reconocido por el artículo 15 de la ley 27.341, pagos cuya instrumentación se realizará conforme a las modalidades, instrumentos y/o títulos de deuda que establezca el MINISTERIO DE ECONOMÍA.

Artículo 88.- Establécense para el Ejercicio 2021 las asignaciones que se detallan en la planilla anexa al presente artículo. El Jefe de Gabinete de Ministros al momento de dar cumplimiento con lo dispuesto en el artículo 5° de la presente ley, deberá realizar las reasignaciones correspondientes para incorporar al presupuesto las asignaciones dispuestas.

Artículo 89.- El MINISTERIO DE ECONOMÍA, a través de la SECRETARÍA DE ENERGÍA reglamentará las bases y condiciones para otorgar incentivos a las empresas productoras que cumplan con los requisitos y parámetros que se establezcan en el marco de los planes de incentivo a la producción e inversión en la extracción de gas natural que implemente la SECRETARIA DE ENERGÍA, a través del pago de una compensación y la emisión de Certificados de Crédito Fiscal en garantía, aplicables a la cancelación de las deudas impositivas que mantengan con la ADMINISTRACIÓN FEDERAL DE INGRESOS PÚBLICOS, devengadas con más sus intereses resarcitorios y/o punitorios, multas y demás accesorios.

La ADMINISTRACIÓN FEDERAL DE INGRESOS PÚBLICOS reglamentará lo previsto en el párrafo anterior estableciendo el procedimiento necesario para la aplicación de los Certificados de Crédito Fiscal emitidos en forma electrónica y en moneda extranjera, los que se convertirán a moneda de curso legal al tipo de cambio comprador conforme a la cotización del BANCO DE LA NACIÓN ARGENTINA al cierre del día anterior al de su efectiva utilización.

Los Certificados de Crédito Fiscal que se emitan a favor de las empresas productoras serán por hasta el importe de las compensaciones que tengan derecho a percibir en el marco de los planes de incentivo a la producción e inversión en la extracción de gas natural que implemente la SECRETARÍA DE ENERGÍA y podrán ser utilizados por las empresas si hubiere vencido el plazo de pago de las compensaciones sin que aquellas hubieren sido canceladas.

La compensación a la que hace referencia el presente artículo deberá imputarse en el impuesto a las ganancias, de conformidad a lo dispuesto en el cuarto párrafo del inciso a) del artículo 24 de la Ley de Impuesto a las Ganancias, texto ordenado en 2019 y sus modificaciones y su norma reglamentaria.

Artículo 90.- La JEFATURA DE GABINETE DE MINISTROS dispondrá los ajustes presupuestarios que correspondan por el monto de los Certificados de Crédito Fiscal, en la medida de su efectiva utilización, y en especial aquellos necesarios para compensar a las provincias y a la Ciudad Autónoma de Buenos Aires, por los montos que les correspondan por la disminución de recursos coparticipables en virtud de los créditos impositivos cancelados, conforme a los términos del Régimen de Coparticipación Federal de Impuestos.

Artículo 91.- Déjase sin efecto el decreto dictado en acuerdo general de ministros 1053 del 15 de noviembre de 2018, a partir de la sanción de la presente ley.

Artículo 92.- Sustitúyase el artículo 17 de la ley 27.428 de Régimen Federal de Responsabilidad Fiscal y Buenas Prácticas de Gobierno por el siguiente:

Artículo 25: Los gobiernos provinciales, de la Ciudad Autónoma de Buenos Aires y de los municipios para acceder a operaciones de endeudamiento y otorgar garantías y avales, elevarán los antecedentes y la documentación correspondiente al MINISTERIO DEL INTERIOR, el que conjuntamente con el MINISTERIO DE ECONOMÍA efectuarán un análisis a fin de autorizar tales operaciones conforme a los principios de la presente ley.

Para el caso de endeudamiento de los municipios, las provincias coordinarán con el gobierno nacional y con sus respectivos municipios las acciones destinadas a propiciar tales autorizaciones.

Artículo 93.- Establézcase, respecto de las obligaciones pendientes de pago por penalidades aplicadas por la Comisión Nacional de Regulación del Transporte, acumuladas al 31 de diciembre de 2020, un régimen especial de regularización de obligaciones, en las condiciones que establezca la autoridad de aplicación.

Los fondos provenientes de ese régimen, así como los montos ingresados por aplicación de penalidades a partir de la fecha indicada en el párrafo precedente, serán percibidos por la Comisión Nacional de Regulación del Transporte.

Artículo 94.- Sustitúyese el artículo 3° de la ley 17.233 y sus modificatorias, el cual quedará redactado de la siguiente forma:

Artículo 3°: La Tasa Nacional de fiscalización del transporte por automotor de pasajeros se fija entre PESOS ONCE MIL TRESCIENTOS CUARENTA ($ 11.340) y PESOS VEINTICUATRO MIL CIENTO VEINTE ($ 24.120), por cada unidad afectada a la explotación de los servicios que se mencionan en el artículo 2°.

Artículo 95.- Incorpórase al Fondo Nacional del Transporte creado por el artículo 1° de la ley 17.233 y sus modificatorias, y por el término de DIEZ (10) años, una contribución obligatoria del CERO COMA CINCO POR CIENTO (0,5%) sobre las primas de seguro automotor correspondientes a las pólizas contratadas con entidades de seguros sobre todos los vehículos afectados a servicios de transporte de pasajeros de jurisdicción nacional.

Artículo 96.- La Tasa Nacional de fiscalización del transporte por automotor de pasajeros y la contribución obligatoria del artículo 95, serán percibidas por la Comisión Nacional de Regulación del Transporte.

Artículo 97.- Establécese, para los hechos imponibles que se perfeccionen a partir de la publicación de esta ley en el Boletín Oficial, que la alícuota del Impuesto sobre los Créditos y Débitos en Cuentas Bancarias y Otras Operatorias de la ley 25.413 y sus modificatorias, será del DOS CON CINCUENTA CENTÉSIMOS POR MIL (2,5‰), para los créditos y débitos en cuentas bancarias pertenecientes a concesionarios de servicios públicos, en la medida que el capital social de la sociedad concesionaria pertenezca en un porcentaje no inferior al OCHENTA POR CIENTO (80%) al ESTADO NACIONAL.

A los fines del usufructo del beneficio dispuesto en el párrafo precedente, los sujetos allí mencionados deberán inscribirse en el registro que, a esos efectos, establezca la ADMINISTRACIÓN FEDERAL DE INGRESOS PÚBLICOS, entidad autárquica en el ámbito del MINISTERIO DE ECONOMÍA.

Artículo 98.- Exímese del pago de los derechos de importación, de las tasas por servicios portuarios, aeroportuarios, de estadística y de comprobación y del Impuesto al Valor Agregado, texto ordenado en 1997 y sus modificaciones, que gravan la importación para consumo de las mercaderías que sean adquiridas por AGUA Y

SANEAMIENTOS ARGENTINOS SOCIEDAD ANÓNIMA (C.U.I.T. 30-70956507-5), en la medida en que fueren nuevas y la industria nacional no estuviere en condiciones de proveerlas, aspecto sobre el cual deberá expedirse el MINISTERIO DE DESARROLLO PRODUCTIVO.

Todos los beneficios dispuestos en este artículo regirán hasta el 31 de diciembre de 2021, inclusive.

Artículo 99.- Incorpórese el artículo 80 bis al Marco Regulatorio para la Concesión de los Servicios de Provisión de Agua Potable y Desagües Cloacales aprobado como anexo 2 por el artículo 6° de la ley 26.221, el que quedará redactado de la siguiente forma:

Artículo 80 bis: Las acciones tendientes a obtener el cobro de deudas originadas por la prestación de los servicios públicos a cargo de la concesionaria prescriben a los CINCO (5) años.

Artículo 100.- Modificar los incisos c), f) y último párrafo del artículo 6° del decreto-ley 1224/58, modificado por el decreto-ley 6066/58, ambos ratificados por la ley 14.467, y reformado por la ley 23.382, los que quedarán redactados de la siguiente manera:

c) Con los derechos que deberán abonar las obras, interpretaciones, ejecuciones, producciones fonográficas, emisiones y demás bienes y producciones comprendidas en la Ley de Propiedad Intelectual 11.723, sus modificaciones y la normativa complementaria vigente en la materia, caídas en dominio público por disposición legal expresa que así lo declare, o por vencimiento de los plazos legales de protección establecidos o que se fijen en el futuro, el que se convierte por la presente ley en Dominio Público Pagante. El Dominio Público Pagante alcanza a todas las modalidades de aprovechamiento comprendidas en la ley 11.723, sus modificaciones y la normativa complementaria vigente en la materia, y a todos los sujetos que obtuvieren algún beneficio directo o indirecto de las obras, interpretaciones, producciones fonográficas, emisiones y demás bienes y producciones antes indicados, quedando el organismo de aplicación facultado para establecer la forma de percepción de esos derechos, así como a fijar el monto del gravamen a que se refiere este inciso, los que no podrán exceder de los vigentes para el dominio privado en virtud de la aplicación de la ley 11.723, sus modificaciones y decretos reglamentarios y demás normativa sobre la materia dictada o a dictarse;

f) Con la recaudación que se efectúe conforme a la ley 11.723, entendiéndose por tal a la proveniente de los derechos y aranceles por la inscripción prevista en los artículos 57, 61 y 67 y por la aplicación de multas (artículos 61, 73, 74 y 83 "in fine"). El PODER EJECUTIVO NACIONAL queda facultado para establecer los montos de los aranceles a que se refiere este inciso, mientras no sean establecidos en la ley respectiva.

La aplicación, percepción y fiscalización del gravamen previsto en el inciso c) de este artículo, se regirán por las disposiciones de la ley 11.683, texto ordenado por el decreto 821/98 y sus modificaciones y estarán a cargo del Fondo Nacional de las Artes y/o de los organismos o entes a quienes éste encomiende esta función; y de la ADMINISTRACIÓN FEDERAL DE INGRESOS PÚBLICOS en el caso del inciso a) (decreto-ley 15460/57). A los efectos de esta disposición, el Fondo Nacional de las Artes o los organismos y entes aludidos ejercerán las facultades y poderes que la ley 11.683 acuerda a la ADMINISTRACIÓN FEDERAL DE INGRESOS PÚBLICOS. Los gravámenes a que se refiere este artículo se aplicarán en todo el territorio del país.

Desígnense como Agentes de Retención para la percepción de los derechos previstos en el presente artículo respecto de aquellos sujetos que posean domicilio o residencia exclusivamente fuera del territorio de la República Argentina a las entidades emisoras de tarjetas de crédito, débito y compra.

Artículo 101.- Modifícase el artículo 30 de la ley 26.815, el que quedará redactado de la siguiente manera:

Artículo 30: Créase el Fondo Nacional del Manejo del Fuego, que será administrado por la autoridad nacional de aplicación y estará compuesto por:

a) Las sumas que anualmente le asigne el Presupuesto General de la Nación;

b) Todo otro ingreso que derive de la gestión de la autoridad nacional de aplicación;

c) Las subvenciones, donaciones, legados, aportes y transferencias de otras reparticiones o de personas físicas o jurídicas, de organismos nacionales y/o internacionales;

d) Los intereses y rentas de los bienes que posea;

e) Los recursos que fijen leyes especiales;

f) Los recursos no utilizados del Fondo, provenientes de ejercicios anteriores.

g) Una contribución obligatoria del tres por mil (3‰) de las primas de seguros excepto las del ramo vida, a cargo de las aseguradoras. Dicha contribución no podrá ser trasladable a las primas a abonar por los tomadores y será liquidada por los aseguradores a la SUPERINTENDENCIA DE SEGUROS DE LA NACIÓN siendo de aplicación el régimen establecido en el artículo 81 del decreto-ley 20091 para la tasa uniforme. El Fondo Nacional de Manejo del Fuego podrá ser instrumentado mediante un fideicomiso para su administración, a ser operado por la banca pública, cuyo objeto será el cumplimiento de las mandas de la ley 26.815.

Artículo 102.- Facúltese al Jefe de Gabinete de Ministros a efectuar las reasignaciones presupuestarias correspondientes para llevar adelante el Programa Plan Gas de la SECRETARÍA DE ENERGÍA del MINISTERIO DE ECONOMÍA.

Artículo 103.- Sustitúyase el artículo 2° de la ley 25.465 por el siguiente:

Artículo 2°: La totalidad de la recaudación correspondiente al Fondo Especial del Tabaco será depositada en una cuenta recaudadora especial a nombre del órgano de aplicación, con afectación especifica al cumplimiento de los fines de la ley 19.800, sus modificadoras y complementarias.

Los recursos a que se refiere el artículo 28 de la ley 19.800 serán transferidos mensualmente y en forma automática por el BANCO DE LA NACIÓN ARGENTINA a las provincias productoras de tabaco aplicando los respectivos coeficientes de distribución, los que serán elaborados anualmente tomando en consideración el valor de la producción correspondiente a cada una de las provincias productoras por una Comisión integrada por un representante de cada una de ellas que será designado por la cámara o asociación de productores de mayor representatividad de cada una de las provincias mencionadas. La Comisión antes nombrada determinará anualmente el coeficiente de distribución de los recursos que correspondan al artículo 27 de ley 19.800.

Dicha transferencia mensual deberá ser implementada por el órgano de aplicación de la ley 19.800 en un plazo máximo de CINCO (5) días hábiles desde la acreditación de los fondos en la cuenta recaudadora especial, indicada en el inicio del presente artículo.

El órgano de aplicación fiscalizará la administración de los fondos de carácter definitivo y no reintegrables enviados a las provincias productoras de tabaco y su efectiva afectación a las prioridades determinadas en el artículo 29 inciso a) a inciso g), de la ley 19.800.

El BANCO DE LA NACIÓN ARGENTINA no percibirá retribución de ninguna especie por los servicios que preste conforme esta ley.

Artículo 104.- Sustitúyase el artículo 25 de la ley 27.078 por el siguiente:

Artículo 25: Aplicación de fondos. Los Fondos del Servicio Universal se aplicarán por medio de programas específicos. La autoridad de aplicación definirá su contenido y los mecanismos de adjudicación correspondientes. La autoridad de aplicación podrá encomendar la ejecución de estos planes directamente a las entidades incluidas en el artículo 8°, inciso b), de la ley 24.156 o, cumpliendo con los mecanismos de selección que correspondan, respetando principios de publicidad y concurrencia, a otras entidades.

Asimismo, la autoridad de aplicación podrá encomendar la ejecución de estos planes a los licenciatarios de servicios de TIC que sean empresas y sociedades de los estados provinciales o municipales (sean empresas del Estado, Sociedades del Estado, Sociedades Anónimas con participación estatal mayoritaria, sociedades de economía mixta y todas aquellas otras organizaciones empresariales donde el ESTADO NACIONAL tenga participación mayoritaria en el capital o en la formación de las decisiones societarias). Dichas empresas y sociedades de los estados provinciales o municipales tendrán el mismo tratamiento jurídico tributario reconocido a la empresa ARSAT, en la medida y proporción que desarrollen el mismo objeto que ésta.

Los programas del Servicio Universal deben entenderse como obligaciones sujetas a revisión periódica, por lo que los servicios incluidos y los programas que se elaboren serán revisados, al menos cada DOS (2) años, en función de las necesidades y requerimientos sociales, la demanda existente, la evolución tecnológica y los fines dispuestos por el ESTADO NACIONAL de conformidad con el diseño de la política de las tecnologías de la información y las comunicaciones.

Artículo 105.- Establécese un cupo fiscal de PESOS VEINTICUATRO MIL MILLONES ($ 24.000.000.000) para ser asignado a los beneficios promocionales previstos en los artículos 8° y 9º de la Ley de Promoción de la Economía del Conocimiento, 27.506, y su modificatoria. La autoridad de aplicación de la ley mencionada asignará el cupo fiscal de acuerdo con el procedimiento establecido al efecto.

El cupo fiscal previsto en el párrafo anterior comprende tanto al Ejercicio 2021 como el correspondiente a los beneficios promocionales reconocidos para el año 2020 respecto de los beneficiarios cuya adhesión al régimen se ha dispuesto en forma retroactiva en función de la previsión dispuesta en el segundo párrafo del artículo 17 de la ley 27.506 y su modificatoria.

Artículo 106.- Asígnase al Fondo Fiduciario para la Promoción de la Economía del Conocimiento, FONPEC, en virtud de lo establecido por el artículo 18 de la ley 27.506 y su modificatoria, un monto de pesos DOSCIENTOS TREINTA MILLONES ($ 230.000.000).

Facúltase al señor Jefe de Gabinete de Ministros, previa intervención del MINISTERIO DE ECONOMÍA, a ampliar los montos establecidos en el párrafo precedente en el marco de la mencionada ley y a aprobar el flujo financiero y el uso del citado Fondo Fiduciario para el ejercicio 2021.

Artículo 107.- Los recursos correspondientes al recupero de los fondos otorgados a beneficiarios en el marco de las convocatorias del Programa "Capital Semilla" efectuados por la ex SECRETARÍA DE LA PEQUEÑA Y MEDIANA EMPRESA Y DESARROLLO REGIONAL del entonces MINISTERIO DE INDUSTRIA en el período 2010 a 2016 y del Programa "Fondo Semilla" efectuadas por la Ex SECRETARÍA DE EMPRENDEDORES Y DE LA PEQUEÑA Y MEDIANA EMPRESA del entonces MINISTERIO DE PRODUCCIÓN y a efectuarse por la actual SECRETARÍA DE LA PEQUEÑA Y MEDIANA EMPRESA Y LOS EMPRENDEDORES del MINISTERIO DE DESARROLLO PRODUCTIVO, así como los intereses u otros ingresos que se generen en ese marco, ingresarán como Recursos Propios directamente al Fondo Fiduciario para el Desarrollo de Capital Emprendedor (FONDCE) con destino específico al Programa "Fondo Semilla" creado por el artículo 63 de la ley 27.349.

Artículo 108.- Apruébese el aumento de aporte de la REPÚBLICA ARGENTINA a la ASOCIACIÓN INTERNACIONAL DE FOMENTO (AIF) en el marco del "Aumento de recursos: decimonovena reposición", por un monto de DÓLARES ESTADOUNIDENSES CINCO MILLONES (U$S 5.000.000), cuyo pago será en CINCO (5) cuotas anuales, iguales, consecutivas y en efectivo, por un monto de DÓLARES ESTADOUNIDENSES DE UN MILLÓN (U$S 1.000.000) cada una, a partir del año 2021 y las siguientes suscripciones de acciones:

a) La suscripción de SIETE MIL CIENTO SETENTA Y SIETE (7.177) acciones, que consisten en SEIS MIL SETECIENTOS CUARENTA Y SEIS (6.746) acciones rescatables, y CUATROCIENTOS TREINTA Y UNO (431) acciones pagaderas, estas últimas equivalentes a la suma de DÓLARES ESTADOUNIDENSES CINCO MILLONES NOVECIENTOS DOS MIL NOVECIENTOS SETENTA Y SEIS (U$S 5.902.976), en el marco del "Séptimo Aumento General de Capital del Banco Africano de Desarrollo", cuyo pago se realizará en OCHO (8) cuotas anuales, iguales, consecutivas y en efectivo, por un monto de DÓLARES ESTADOUNIDENSES SETECIENTOS TREINTA Y SIETE MIL OCHOCIENTOS SETENTA Y DOS (U$S 737.872) cada una, a partir del año 2021;

b) La suscripción de DOS MIL QUINIENTAS CUARENTA (2.540) acciones, en el marco del "Aumento General del Capital de 2018 del Banco Internacional de Reconstrucción y Fomento", por un monto total de DÓLARES ESTADOUNIDENSES TRESCIENTOS SEIS MILLONES CUATROCIENTOS DOCE MIL NOVECIENTOS (U$S 306.412.900), de los cuales el VEINTE POR CIENTO (20%) corresponde al capital pagadero, equivalente a la suma de DÓLARES ESTADOUNIDENSES SESENTA Y UN MILLONES DOSCIENTOS OCHENTA Y DOS MIL QUINIENTOS OCHENTA (U$S 61.282.580) y el OCHENTA POR CIENTO (80%) corresponde el capital exigible, es decir, la suma de DÓLARES ESTADOUNIDENSES DOSCIENTOS CUARENTA Y CINCO MILLONES CIENTO TREINTA MIL TRESCIENTOS VEINTE (U$S 245.130.320). El pago de las acciones de capital pagaderas por un monto total de DÓLARES ESTADOUNIDENSES SESENTA Y UN MILLONES DOSCIENTOS OCHENTA Y DOS MIL QUINIENTOS OCHENTA (U$S 61.282.580) se abonará en CINCO (5) cuotas anuales, iguales, consecutivas y en efectivo de DÓLARES ESTADOUNIDENSES DOCE MILLONES DOSCIENTOS CINCUENTA Y SEIS MIL QUINIENTOS DIECISÉIS (U$S 12.256.516), a partir del año 2021;

c) La suscripción de MIL SEISCIENTOS CUARENTA Y CUATRO (1.644) acciones, en el marco del "Aumento Selectivo del Capital de 2018 del Banco Internacional de Reconstrucción y Fomento", por un monto de DÓLARES ESTADOUNIDENSES CIENTO NOVENTA Y OCHO MILLONES TRESCIENTOS VEINTITRÉS MIL NOVECIENTOS CUARENTA (U$S 198.323.940) de los cuales el SEIS POR CIENTO (6%) corresponde al capital pagadero equivalente a DÓLARES ESTADOUNIDENSES ONCE MILLONES OCHOCIENTOS NOVENTA Y NUEVE MIL CUATROCIENTOS TREINTA Y SEIS CON CUARENTA CENTAVOS (U$S 11.899.436,40), y el NOVENTA Y CUATRO POR CIENTO (94%) corresponde al capital exigible, es decir, la suma de DÓLARES ESTADOUNIDENSES CIENTO OCHENTA Y SEIS MILLONES CUATROCIENTOS VEINTICUATRO MIL QUINIENTOS TRES CON SESENTA CENTAVOS (U$S 186.424.503,60). El pago de las acciones de capital pagaderas por un monto total de DÓLARES ESTADOUNIDENSES ONCE MILLONES OCHOCIENTOS NOVENTA Y NUEVE MIL CUATROCIENTOS TREINTA Y SEIS CON CUARENTA CENTAVOS (U$S 11.899.436,40) se abonará en CINCO (5) cuotas anuales, iguales, consecutivas y en efectivo, de DÓLARES ESTADOUNIDENSES DOS MILLONES TRESCIENTOS SETENTA Y NUEVE MIL OCHOCIENTOS OCHENTA Y SIETE CON VEINTIOCHO CENTAVOS (U$S 2.379.887,28), a partir del año 2021;

d) La suscripción de NOVENTA Y UN MIL SETECIENTAS VEINTE (91.720) acciones, equivalentes a la suma de DÓLARES ESTADOUNIDENSES NOVENTA Y UN MILLONES SETECIENTOS VEINTE MIL (U$S 91.720.000), en el marco del "Aumento General del Capital de 2018 de la Corporación Financiera Internacional", cuyo pago se realizará en CINCO (5) cuotas anuales, iguales, consecutivas y en efectivo, por un monto de DÓLARES ESTADOUNIDENSES DIECIOCHO MILLONES TRESCIENTOS CUARENTA Y CUATRO MIL (U$S 18.344.000), a partir del año 2021;

e) La suscripción de hasta DIECISÉIS MIL OCHENTA (16.080) acciones serie "b", equivalentes a hasta DÓLARES ESTADOUNIDENSES CIENTO SESENTA MILLONES OCHOCIENTOS MIL (U$S 160.800.000), de los cuales el SETENTA Y CINCO POR CIENTO (75%) corresponde a Capital Exigible, es decir la suma de hasta DÓLARES ESTADOUNIDENSES CIENTO VEINTE MILLONES SEISCIENTOS MIL (U$S 120.600.000) y un VEINTICINCO POR CIENTO (25%) a Capital Pagadero, es decir hasta DÓLARES ESTADOUNIDENSES CUARENTA MILLONES DOSCIENTOS MIL (U$S 40.200.000), en el marco de la "Implementación del VIII Incremento de Capital del Banco Centroamericano de Integración Económica (BCIE)", cuyo pago se realizará en OCHO (8) cuotas anuales, iguales, consecutivas y en efectivo, por un monto de hasta DÓLARES ESTADOUNIDENSES CINCO MILLONES VEINTICINCO MIL (U$S 5.025.000) cada una, a partir de 2021.

Autorízase al BANCO CENTRAL DE LA REPÚBLICA ARGENTINA (BCRA), a fin de hacer frente a los pagos emergentes del presente artículo, a efectuar en nombre y por cuenta de la REPÚBLICA ARGENTINA los aportes y suscripciones establecidos con los correspondientes fondos de contrapartida, que serán aportados por el Tesoro Nacional.

Artículo 109.- Autorízase al Jefe de Gabinete de Ministros, a disponer las acciones, negociaciones, compensaciones y efectuar las modificaciones presupuestarias necesarias para atender y dar principio de cumplimiento a condenas judiciales firmes y con monto determinado, a favor de las provincias de Santa Fe, conforme sentencias dictadas por la CORTE SUPREMA DE JUSTICIA DE LA NACIÓN en los autos: "Santa Fe, Provincia de c/ESTADO NACIONAL s/acción declarativa de inconstitucionalidad" -expediente S.-538/09 y "Santa Fe, Provincia de c/ESTADO NACIONAL s/acción declarativa de inconstitucionalidad" - expediente S.-539/09 y, de La Pampa "La Pampa, Provincia c/ESTADO NACIONAL (Poder Ejecutivo – Ministerio de Economía de la Nación) s/acción de inconstitucionalidad - CSJ 933/2007 (43-L)/CS1", considerando los límites presupuestarios y las dificultades financieras que afronta el gobierno nacional.

Artículo 110.- Sustitúyese, para los hechos imponibles que se perfeccionen a partir del 1° de enero de 2021, inclusive, el artículo 70 de la Ley de Impuestos Internos, texto ordenado en 1979 y sus modificaciones -manteniéndose vigente su planilla anexa, aprobada por el artículo 123 de la ley 27.430 y sus modificaciones- por el siguiente:

Artículo 70: Están alcanzados con la tasa del DIECISIETE POR CIENTO (17%) los bienes que se clasifican en las posiciones arancelarias de la Nomenclatura Común del Mercosur que se indican en la planilla anexa a este artículo, con las observaciones que en cada caso se formulan.

Cuando los referidos bienes sean fabricados por empresas beneficiarias del régimen de la ley 19.640, siempre que acrediten origen en el Área Aduanera Especial creada por esta última ley, la alícuota será equivalente al TREINTA Y OCHO COMA CINCUENTA Y TRES POR CIENTO (38,53%) de la alícuota general.

Los fabricantes de los productos comprendidos en las posiciones arancelarias a que se refiere el primer párrafo de este artículo, que utilicen en sus actividades alcanzadas por el impuesto productos también gravados por esta norma, podrán computar como pago a cuenta del impuesto que deba ingresar, el importe correspondiente al tributo abonado o que debió abonarse por esos productos con motivo de su anterior expendio, en la forma que establezca la reglamentación.

El impuesto interno a que se refiere el presente artículo regirá hasta el 31 de diciembre de 2025.

Artículo 111.- Deróganse los incisos d), e) y f) del primer párrafo del artículo 128 de la ley 27.430 y sus modificaciones, para los hechos imponibles que se perfeccionen a partir del 1° de enero de 2021.

Artículo 112.- Créase el Fondo Fiduciario para el Desarrollo de MiPyMES Tecnológicas (PyME-Tech), con la finalidad de financiar dicho sector. El Fondo se conformará como un fideicomiso de administración y financiero administrado por el BANCO DE INVERSIÓN Y COMERCIO EXTERIOR S.A. (BICE), como fiduciario, y con los alcances y limitaciones establecidos en la presente ley y su reglamentación. Facúltase al señor Jefe de Gabinete de Ministros, previa intervención del MINISTERIO DE ECONOMÍA a aprobar el flujo financiero y el uso del citado Fondo Fiduciario para el ejercicio 2021.

Artículo 113.- Destínase al Fondo creado en el artículo anterior las sumas incrementales que efectivamente se perciban en concepto de impuestos internos como resultado de comparar las alícuotas dispuestas en el artículo 70 de la Ley de Impuestos Internos, texto ordenado en 1979 y sus modificaciones, vigentes para los hechos imponibles perfeccionados en el año calendario 2020 respecto de las vigentes para los hechos imponibles que se perfeccionen a partir del 1° de enero de 2021.

Artículo 114.- Exímese al Fondo y al fiduciario, en sus operaciones directamente relacionadas con el PyME-Tech, de todos los impuestos, tasas y contribuciones nacionales existentes y a crearse en el futuro, incluyendo el impuesto al valor agregado, los impuestos internos y el Impuesto sobre los Créditos y Débitos en Cuentas Bancarias y Otras Operatorias de la ley 25.413 y sus modificatorias sin que le resulte de aplicación la restricción contenida en el segundo párrafo del artículo 2° de ese texto legal.

Artículo 115.- El MINISTERIO DE ECONOMÍA y el MINISTERIO DEL INTERIOR, en lo que fuere materia de su competencia, serán las autoridades de aplicación de lo previsto en los artículos 112, 113 y 114 de la presente ley, quedando facultados para dictar las normas interpretativas y complementarias correspondientes.

Artículo 116.- Sustitúyese el artículo 1°, aprobado por el artículo 6° del título II de la ley 27.346, por el siguiente:

Artículo 1°: Establécese en todo el territorio de la Nación un impuesto que grave las apuestas y/o juegos de azar efectuados en el país a través de cualquier tipo de plataforma digital, cualquiera sea el dispositivo utilizado para su descarga, visualización o utilización, incluso aquellos llevados a cabo a través de la red Internet o de cualquier adaptación o aplicación de los protocolos, plataformas o de la tecnología utilizada por Internet u otra red a través de la que se presten servicios equivalentes que, por su naturaleza, estén básicamente automatizados.

A estos fines, se presumirá, sin admitir prueba en contrario, que la apuesta y/o juego de azar se efectúa en el país cuando allí se encuentre:

a) El código del teléfono móvil de la tarjeta SIM -de tratarse de servicios de entretenimiento recibidos a través de la utilización de teléfonos móviles- o la dirección IP del dispositivo electrónico del receptor del servicio (identificador numérico único formado por valores binarios asignado a un dispositivo electrónico) -de tratarse de servicios recibidos mediante otros dispositivos-; o

b) La dirección de facturación del cliente; o,

c) La cuenta bancaria utilizada para el pago, la dirección de facturación del cliente de la que disponga el banco o la entidad financiera emisora de la tarjeta de crédito o débito con que se realice el pago.

Artículo 117.- Sustitúyese en el artículo 2°, aprobado por el artículo 6° del título II de la ley 27.346, la expresión "sujetos que efectúen apuestas" por la de "sujetos que efectúen apuestas y/o juegos de azar".

Artículo 118.- Sustitúyese el artículo 5°, aprobado por el artículo 6° del título II de la ley 27.346, por el siguiente:

Artículo 5°: El impuesto a ingresar surgirá de la aplicación de la alícuota del CINCO POR CIENTO (5%) sobre el valor neto de los depósitos que realice el apostador en su cuenta de juego. Esta alícuota se reducirá en un CINCUENTA POR CIENTO (50%) para el caso de apuestas en que intervengan sujetos vinculados a la explotación de juegos de azar y/o apuestas que tengan inversiones genuinas en el país vinculadas a dicho rubro.

La alícuota se incrementará al: (i) DIEZ POR CIENTO (10%), para el caso de apuestas en que intervenga, de manera directa o indirecta, un sujeto del exterior, o; (ii) al QUINCE POR CIENTO (15%), para el caso de apuestas en que intervenga, de manera directa o indirecta, un sujeto del exterior que se encuentre ubicado, constituido, radicado o domiciliado en una jurisdicción no cooperante o de baja o nula tributación, en los términos de la Ley de Impuesto a las Ganancias, texto ordenado en 2019 y sus modificaciones.

Artículo 119.- Sustitúyese el artículo 6°, aprobado por el artículo 6° del título II de la ley 27.346, por el siguiente:

Artículo 6°: Créase el Registro de Control Online del Sistema de Apuestas a los efectos de cumplir con la verificación y fiscalización de los sujetos vinculados a la explotación de juegos de azar y/o apuestas desarrollados a través de cualquier tipo de plataforma digital a que hace mención el artículo 1°.

La Dirección Nacional del Registro de Dominios de Internet, en el ámbito de la SUBSECRETARÍA TÉCNICA DE LA SECRETARÍA LEGAL Y TÉCNICA DE LA PRESIDENCIA DE LA NACIÓN, el ENTE NACIONAL DE COMUNICACIONES -ENACOM-, ente autárquico y descentralizado que funciona en el ámbito de la JEFATURA DE GABINETE DE MINISTROS DE LA NACIÓN y la ADMINISTRACIÓN FEDERAL DE INGRESOS PÚBLICOS en lo que fuere materia de su competencia, serán las autoridades de aplicación de la presente ley, quedando facultados para dictar las normas interpretativas y complementarias correspondientes relativas al funcionamiento del Registro de Control Online del Sistema de Apuestas, debiendo suscribir un acuerdo de colaboración, asesoramiento y asistencia técnica con la EMPRESA ARGENTINA DE SOLUCIONES SATELITALES SOCIEDAD ANÓNIMA –ARSAT- a los efectos de tornarlo operativo.

La ADMINISTRACIÓN FEDERAL DE INGRESOS PÚBLICOS proporcionará a los organismos mencionados en el párrafo anterior y a la EMPRESA ARGENTINA DE SOLUCIONES SATELITALES SOCIEDAD ANÓNIMA -ARSAT- la información que éstos le requieran a efectos de verificar y controlar el cumplimiento de las condiciones del Registro, no rigiendo ante ese requerimiento, el instituto del secreto fiscal dispuesto en el artículo 101 de la ley 11.683, texto ordenado en 1998 y sus modificaciones.

Artículo 120.- Incorpórase como segundo párrafo del artículo 7°, aprobado por el artículo 6° del título II de la ley 27.346, el siguiente:

Para los casos no expresamente previstos en el presente capítulo, serán de aplicación supletoria las disposiciones legales y reglamentarias sobre la materia del impuesto al valor agregado, texto ordenado en 1997 y sus modificaciones.

Artículo 121.- Incorpórase como artículo 9° del texto aprobado por el artículo 6° del título II de la ley 27.346, el siguiente:

Artículo 9°: El producido del impuesto establecido en el presente capítulo, se destinará:

a) El CINCO POR CIENTO (5%) a la EMPRESA ARGENTINA DE SOLUCIONES SATELITALES SOCIEDAD ANÓNIMA -ARSAT-, importe que revestirá similar naturaleza jurídica que el de la transferencia recibida en concepto de "Fondo de Servicio Universal".

b) El NOVENTA Y CINCO POR CIENTO (95%) se distribuirá de conformidad al régimen establecido por la ley 23.548, y sus respectivas normas complementarias y modificatorias.

Artículo 122.- Las disposiciones de los artículos 116 a 121 de la presente ley, surtirán efecto a partir del día siguiente al de su publicación en el Boletín Oficial.

Artículo 123.- Facúltese al Poder Ejecutivo nacional para que a través de los Ministerios de Economía y de Interior:

a) Pueda constituir Áreas Aduaneras Especiales -en los términos del Código Aduanero, ley 22.415- en zonas geográficas de distintas regiones donde se verifique el comercio bilateral con países limítrofes;

b) Autorice la extensión de las Zonas Francas habilitadas en regiones donde se verifique comercio bilateral con países limítrofes, en los términos de los artículos 37 y 39 de la ley 24.331, no resultando aplicables -a estos efectos- las limitaciones y condiciones previstas en el artículo 2° de dicha ley.

A los efectos de lo previsto en el artículo 9° de la ley 24.331, se considera operaciones de comercio al por menor a toda enajenación realizada a persona humana no instalada en la Zona Franca que adquiera mercaderías en cantidades sin fines comerciales o industriales. La autoridad de aplicación determinará, considerando cuestiones socioeconómicas y regionales de cada Zona Franca, las mercaderías que pueden ser objeto de esas operaciones sin dichos fines. Asimismo, tales operaciones de comercio al por menor requerirán de un procedimiento simplificado relativo al ingreso y egreso de la mercadería tanto a la Zona Franca como al Territorio Aduanero General y no les serán aplicables las prohibiciones de carácter económico, ni las intervenciones previas de terceros organismos que rigen para el Régimen General de Importación. A tal fin, resultan aplicables el régimen de "Tiendas Libres" previsto en la ley 22.056 y sus normas reglamentarias, correspondiendo un tributo del CINCUENTA POR CIENTO (50%) a los excedentes de la franquicia que establezca la autoridad de aplicación.

Asimismo, la importación al Territorio Aduanero General de la mercadería adquirida dentro de la Zona Franca se encuentra exenta del pago de tributos que los graven dentro de los valores de la franquicia que establezca la autoridad de aplicación. Para el caso de importación de vehiculos automotores bajo este régimen, la misma podrá ser efectuada exclusivamente por titulares del grupo familiar conviviente que acrediten debidamente residencia definitiva en la Provincia respectiva, quienes podrán adquirir un vehículo automotor dentro de este régimen cada CINCO (5) años contados a partir de la fecha de su patentamiento. La exención referida podrá quedar únicamente limitada a los valores CIF máximos por unidad vehicular establecidos por la autoridad de aplicación.

Artículo 124.- Establézcase que los PESOS SETECIENTOS MILLONES ($700.000.000) asignados presupuestariamente a la SUBSECRETARÍA DE FORTALECIMIENTO PRODUCTIVO Y SUSTENTABLE PARA PEQUEÑOS Y MEDIANOS PRODUCTORES AGROALIMENTARIOS dependiente del MINISTERIO DE AGRICULTURA, GANADERÍA Y PESCA requerirán ser justificados a través de la implementación de programas avalados por dicho ministerio.

Artículo 125.- Establézcase que la partida presupuestaria de PESOS OCHOCIENTOS VEINTITRÉS MILLONES ($ 823.000.000) está destinada a incrementar, con carácter excepcional, las becas deportivas convencionales y paralímpicas que percibirán los y las atletas de representación nacional entre los meses de enero 2021 y agosto

2021, en el marco de la participación nacional ante los Juegos Olímpicos organizados en la ciudad de Tokio.

Artículo 126.- Suspéndase, hasta el 31 de julio de 2021, la aplicación del artículo 23 de la ley 25.997 y facúltese al presidente del Instituto Nacional de Promoción Turística (INPROTUR), actuante en el ámbito del MINISTERIO DE TURISMO Y DEPORTES, a destinar hasta el TREINTA Y CINCO POR CIENTO (35%) de su presupuesto a los fines establecidos en la ley 27.563.

Artículo 127.- Autorízase al Jefe de Gabinete de Ministros a efectuar las gestiones presupuestarias necesarias en el ejercicio presupuestario 2021 a fin de garantizar el cumplimiento de la ley 27.565, por la que se sancionó la creación del Fondo Nacional de la Defensa (FONDEF) para financiar el proceso de reequipamiento de las Fuerzas Armadas.

Se computarán a cuenta del FONDEF del año 2021 los refuerzos presupuestarios que se hayan otorgado para gastos de equipamiento e inversión para la defensa nacional, en el cuarto trimestre del Ejercicio 2020.

Capítulo XII

De la Ley Complementaria Permanente de Presupuesto

Artículo 128.- Sustitúyese el artículo sin número de la ley 11.672, Complementaria Permanente de Presupuesto (t.o. 2014) y sus modificaciones, incorporado por el artículo 21 de la ley 27.561, por el siguiente:

Artículo….- Las empresas AEROLÍNEAS ARGENTINAS SOCIEDAD ANÓNIMA y AUSTRAL LÍNEAS AÉREAS - CIELOS DEL SUR SOCIEDAD ANÓNIMA y sus controladas se rigen por las normas y principios de derecho privado, y en particular en cuanto a su naturaleza, por los términos del capítulo II, sección V, de la Ley General de Sociedades 19.550, t.o. 1984 y sus modificaciones, sin perjuicio del control que corresponde al HONORABLE CONGRESO DE LA NACIÓN y a la AUDITORÍA GENERAL DE LA NACIÓN conforme con el artículo 85 de la Constitución Nacional, y los capítulos I y II del título VII de la ley 24.156 de Administración Financiera y de los Sistemas de Control del Sector Público Nacional y sus modificaciones; y del control que corresponde a la SINDICATURA GENERAL DE LA NACIÓN, y de las atribuciones de los restantes órganos rectores de Administración Financiera en el marco de la mencionada ley.

El criterio establecido en el párrafo anterior respecto de los órganos rectores de control y administración financiera en los términos de la citada ley 24.156 de Administración Financiera y de los Sistemas de Control del Sector Público Nacional y sus modificaciones, será igualmente aplicable para las sociedades anónimas de capital estatal o con participación estatal mayoritaria, los fondos fiduciarios integrados total o mayoritariamente con bienes y/o fondos del ESTADO NACIONAL.

Las empresas identificadas en el primer párrafo de este artículo recibirán idéntico tratamiento que el previsto para los entes alcanzados por la ley 26.741, respecto de la aplicación de la ley 27.437 de Compre Argentino y Desarrollo de Proveedores y sus normas reglamentarias y complementarias, y cualquier otro régimen que en el futuro lo sustituya.

Artículo 129.- Incorpórase como artículo sin número de la ley 11.672, Complementaria Permanente de Presupuesto (t.o. 2014) y sus modificaciones, a continuación del incorporado por el artículo 21 de la ley 27.561, el siguiente:

Artículo...:- El criterio establecido en el artículo anterior respecto del control que corresponde al HONORABLE CONGRESO DE LA NACIÓN y a la AUDITORÍA GENERAL DE LA NACIÓN conforme con el artículo 85 de la CONSTITUCIÓN NACIONAL, y los capítulos I y II del título VII de la ley 24.156 de Administración Financiera y de los Sistemas de Control del Sector Público Nacional y sus modificaciones será igualmente aplicable para las Universidades Nacionales.

Artículo 130.- Incorpórense a la ley 11.672, Complementaria Permanente de Presupuesto (t.o. 2014) y sus modificaciones, los artículos 63, 64, 70, 83, 90, 91 y 98 de la presente ley.

TÍTULO II

PRESUPUESTO DE GASTOS Y RECURSOS DE LA ADMINISTRACIÓN CENTRAL

Artículo 131.- Detállense en las planillas resumen 1, 2, 3, 4, 5, 6, 7, 8 y 9, anexas al presente título, los importes determinados en los artículos 1°, 2°, 3° y 4° de la presente ley que corresponden a la Administración Central.

TÍTULO III

PRESUPUESTO DE GASTOS Y RECURSOS DE ORGANISMOS DESCENTRALIZADOS E INSTITUCIONES DE LA SEGURIDAD SOCIAL

Artículo 132.- Detállense en las planillas resumen 1A, 2A, 3A, 4A, 5A, 6A, 7A, 8A y 9A anexas al presente título los importes determinados en los artículos 1°, 2°, 3° y 4° de la presente ley que corresponden a los organismos descentralizados.

Artículo 133.- Detállense en las planillas resumen 1B, 2B, 3B, 4B, 5B, 6B, 7B, 8B y 9B anexas al presente título los importes determinados en los artículos 1°, 2°, 3° y 4° de la presente ley que corresponden a las instituciones de la seguridad social.

Artículo 134.- Comuníquese al Poder Ejecutivo nacional

DADA EN LA SALA DE SESIONES DEL CONGRESO ARGENTINO, EN BUENOS AIRES, EL DÍA DIECISIETE DE NOVIEMBRE DEL AÑO DOS MIL VEINTE.

REGISTRADO BAJO EL N° 27591

CRISTINA FERNÁNDEZ DE KIRCHNER - SERGIO MASSA - Marcelo Jorge Fuentes - Eduardo Cergnul

NOTA: El/los Anexo/s que integra/n este(a) Ley se publican en la edición web del BORA -www.boletinoficial.gob.ar-

e. 14/12/2020 N° 63438/20 v. 14/12/2020

Fecha de publicación 14/12/2020



CAPÍTULO I
Planilla Nº 1
Anexa al Art. 1º

ADMINISTRACIÓN NACIONAL
COMPOSICIÓN DEL GASTO POR FINALIDAD-FUNCIÓN Y POR CARÁCTER ECONÓMICO
(en pesos)

CARÁCTER ECONÓMICO	GASTOS CORRIENTES								GASTOS DE CAPITAL				TOTAL GENERAL
	GASTOS DE CONSUMO			RENTAS DE LA	PREST.	IMPUESTOS	TRANSF.	TOTAL	INVERS.	TRANSF.	INVERSIÓN	TOTAL	
FINALIDAD-FUNCIÓN	REMUN.	OTROS G.C.	TOTAL	PROPIED.	SEG.SOCIAL	DIRECTOS	CORRIENTES		REAL DIREC.	DE CAPITAL	FINANCIERA		
ADMINISTRACION GUBERNAMENTAL	211.615.957.343	49.573.168.056	261.189.125.399	1.909.257	0	34.524.478	142.761.997.561	403.987.556.695	11.568.176.329	12.751.708.584	39.050.570.494	63.370.455.407	467.358.012.102
Legislativa	28.353.015.238	3.208.329.090	31.561.344.328	0	0	1.700.000	152.449.150	31.715.493.478	1.142.352.885	0	0	1.142.352.885	32.857.846.363
Judicial	120.843.127.834	5.980.990.837	126.824.118.671	0	0	19.313.940	1.595.001.735	128.438.434.346	3.817.067.888	0	0	3.817.067.888	132.255.502.234
Dirección Superior Ejecutiva	9.377.812.625	11.271.184.776	20.648.997.401	643.869	0	4.107.904	227.208.116	20.880.957.290	1.970.166.186	348.966.221	10.399.253.494	12.718.385.901	33.599.343.191
Relaciones Exteriores	22.281.610.404	4.384.605.509	26.666.215.913	1.000.000	0	0	9.255.189.426	35.922.405.339	140.384.797	0	28.651.317.000	28.791.701.797	64.714.107.136
Relaciones Interiores	19.388.106.780	20.670.493.702	40.058.600.482	169.000	0	4.016.800	130.925.980.648	170.988.766.930	3.579.092.087	12.282.742.363	0	15.861.834.450	186.850.601.380
Administración Fiscal	4.116.688.957	1.185.054.036	5.301.742.993	96.388	0	2.774.737	168.775.486	5.473.389.604	715.268.411	120.000.000	0	835.268.411	6.308.658.015
Control de la Gestión Pública	5.862.012.287	338.313.503	6.200.325.790	0	0	2.611.097	1.893.000	6.204.829.887	78.348.000	0	0	78.348.000	6.283.177.887
Información y Estadística Básicas	1.393.583.218	2.534.196.603	3.927.779.821	0	0	0	436.500.000	4.363.279.821	125.496.075	0	0	125.496.075	4.488.775.896
SERVICIOS DE DEFENSA Y SEGURIDAD	248.087.059.043	33.960.172.526	282.047.231.569	6.725.089	0	49.040.341	3.668.542.071	285.771.539.070	17.275.277.969	0	0	17.275.277.969	303.046.817.039
Defensa	92.062.199.446	13.776.281.963	105.838.481.409	3.518.089	0	2.424.281	20.711.071	105.865.134.850	12.130.304.498	0	0	12.130.304.498	117.995.439.348
Seguridad Interior	128.741.682.563	10.342.047.749	139.083.730.312	3.207.000	0	40.063.872	3.101.557.000	142.228.558.184	3.125.093.399	0	0	3.125.093.399	145.353.651.583
Sistema Penal	18.670.528.535	8.631.635.361	27.302.163.896	0	0	1.327.000	546.274.000	27.849.764.896	1.738.257.882	0	0	1.738.257.882	29.588.022.778
Inteligencia	8.612.648.499	1.210.207.453	9.822.855.952	0	0	5.225.188	0	9.828.081.140	281.622.190	0	0	281.622.190	10.109.703.330
SERVICIOS SOCIALES	189.085.357.829	154.081.454.464	343.166.812.293	178.031.983	3.380.959.114.097	48.245.067	1.429.497.380.408	5.153.849.583.848	83.811.910.875	327.184.212.183	869.134.000	411.865.257.058	5.565.714.840.906
Salud	37.098.874.728	93.780.165.647	130.879.040.375	2.197.760	0	5.552.118	226.612.962.525	357.499.752.778	21.847.226.623	3.839.851.458	0	25.687.078.081	383.186.830.859
Promoción y Asistencia Social	42.873.897.113	13.028.907.704	55.902.804.817	746.751	0	2.885.826	236.847.057.173	292.753.293.367	1.948.239.223	9.825.580.446	225.786.000	11.799.605.669	304.552.899.036
Seguridad Social	25.068.662.032	11.253.314.331	36.321.976.363	733.986	3.380.959.114.097	12.331.120	561.742.546.486	3.979.036.702.052	2.726.791.359	0	0	2.726.791.359	3.981.763.493.411
Educación y Cultura	40.938.614.595	13.988.791.508	54.927.406.103	1.025.125	0	7.531.365	358.731.853.306	413.667.815.899	21.692.462.564	57.025.996.445	37.200.000	78.955.659.009	492.623.474.908
Ciencia y Técnica	38.033.216.381	17.089.063.293	55.122.279.674	165.668.800	0	4.345.380	15.697.511.153	70.989.805.007	21.323.343.969	2.351.093.504	606.148.000	24.280.585.473	95.270.390.480
Trabajo	3.926.699.699	2.647.272.890	6.573.972.589	7.660.561	0	12.639.849	10.772.198.900	17.366.471.899	367.685.000	211.949.000	0	579.634.000	17.946.105.899
Vivienda y Urbanismo	646.966.997	1.489.541.625	2.136.508.622	0	0	2.959.609	33.411.000	2.172.879.231	3.055.510.584	146.296.751.692	0	149.352.262.276	151.525.141.507
Agua Potable y Alcantarillado	498.625.984	804.397.766	1.303.023.750	0	0	0	19.059.839.865	20.362.863.615	10.650.651.553	107.832.989.638	0	118.483.641.191	138.846.504.806
SERVICIOS ECONOMICOS	99.161.915.819	25.647.622.443	124.809.538.261	3.556.100	0	55.397.669	918.796.069.584	1.043.664.561.614	171.433.250.038	122.653.382.567	56.085.000.000	350.171.632.605	1.393.836.194.219
Energía, Combustibles y Minería	4.202.435.931	1.811.322.157	6.013.758.088	0	0	175.000	631.122.871.573	637.136.804.661	1.057.028.952	43.731.753.125	0	44.788.782.077	681.925.586.738
Comunicaciones	8.072.503.593	534.540.060	8.607.043.653	0	0	5.533.765	13.047.594.621	21.660.172.039	216.837.509	4.590.183.527	0	4.807.021.036	26.467.193.075
Transporte	16.498.890.018	5.968.848.546	22.467.738.564	0	0	8.332.800	182.176.532.000	204.652.603.364	161.157.856.883	36.697.559.068	55.685.000.000	253.540.415.951	458.193.019.315
Ecología y Medio Ambiente	10.166.532.869	2.304.461.035	12.470.993.904	0	0	1.177.071	4.651.129.000	17.123.299.975	4.677.142.757	1.720.880.000	0	6.398.022.757	23.521.322.732
Agricultura	32.686.407.687	3.507.218.463	36.193.626.150	0	0	20.297.025	4.495.420.788	40.709.343.963	307.816.288	2.944.737.566	0	3.252.553.854	43.961.897.817
Industria	2.577.375.197	6.502.896.299	9.080.271.496	2.556.100	0	16.578.850	82.003.592.770	91.102.999.216	1.767.199.129	26.651.306.261	400.000.000	30.818.505.390	121.921.504.606



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CAPÍTULO I
Planilla Nº 1
Anexa al Art. 1º (Cont.)



ADMINISTRACIÓN NACIONAL
COMPOSICIÓN DEL GASTO POR FINALIDAD-FUNCIÓN Y POR CARÁCTER ECONÓMICO
(en pesos)



CARÁCTER ECONÓMICO / FINALIDAD-FUNCIÓN	GASTOS CORRIENTES								GASTOS DE CAPITAL				TOTAL GENERAL
	GASTOS DE CONSUMO			RENTAS DE LA PROPIED.	PREST. SEG.SOCIAL	IMPUESTOS DIRECTOS	TRANSF. CORRIENTES	TOTAL	INVERS. REAL DIREC.	TRANSF. DE CAPITAL	INVERSIÓN FINANCIERA	TOTAL	
	REMUN.	OTROS G.C.	TOTAL										
Comercio, Turismo y Otros Servicios	23.676.772.070	4.706.256.014	28.383.028.084	1.000.000	0	429.310	1.287.601.000	29.672.058.394	2.165.332.540	1.190.963.000	0	3.356.295.540	33.028.353.934
Seguros y Finanzas	1.280.998.453	312.079.869	1.593.078.322	0	0	2.873.848	11.327.832	1.607.280.002	84.036.000	3.126.000.000	0	3.210.036.000	4.817.316.002
DEUDA PUBLICA	0	3.860.809.043	3.860.809.043	661.178.151.741	0	0	0	665.038.960.784	0	0	0	0	665.038.960.784
Servicio de la Deuda Pública	0	3.860.809.043	3.860.809.043	661.178.151.741	0	0	0	665.038.960.784	0	0	0	0	665.038.960.784
TOTAL	747.950.290.033	267.123.226.532	1.015.073.516.565	661.368.374.170	3.380.959.114.097	187.207.555	2.494.723.589.624	7.552.312.202.011	284.088.515.211	462.589.303.334	96.004.794.494	842.682.623.039	8.394.994.825.050

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CAPÍTULO I
Planilla Nº 2
Anexa al Art. 1º

ADMINISTRACIÓN NACIONAL
COMPOSICIÓN DEL GASTO POR FINALIDAD-FUNCIÓN Y POR CARÁCTER INSTITUCIONAL
(en pesos)

CARÁCTER INSTITUCIONAL / FINALIDAD-FUNCIÓN	ADMINISTRACIÓN CENTRAL	ORGANISMOS DESCENTRALIZADOS	INSTITUCIONES SEG. SOCIAL	TOTAL
ADMINISTRACION GUBERNAMENTAL	442.594.162.163	24.763.849.939	0	467.358.012.102
Legislativa	32.857.846.363	0	0	32.857.846.363
Judicial	131.017.047.434	1.238.454.800	0	132.255.502.234
Dirección Superior Ejecutiva	33.518.184.897	81.158.294	0	33.599.343.191
Relaciones Exteriores	64.714.107.136	0	0	64.714.107.136
Relaciones Interiores	170.661.383.172	16.189.218.208	0	186.850.601.380
Administración Fiscal	4.713.137.015	1.595.521.000	0	6.308.658.015
Control de la Gestión Pública	623.680.250	5.659.497.637	0	6.283.177.887
Información y Estadística Básicas	4.488.775.896	0	0	4.488.775.896
SERVICIOS DE DEFENSA Y SEGURIDAD	301.742.802.039	1.304.015.000	0	303.046.817.039
Defensa	117.995.439.348	0	0	117.995.439.348
Seguridad Interior	144.049.636.583	1.304.015.000	0	145.353.651.583
Sistema Penal	29.588.022.778	0	0	29.588.022.778
Inteligencia	10.109.703.330	0	0	10.109.703.330
SERVICIOS SOCIALES	1.296.739.020.338	405.717.586.356	3.863.258.234.212	5.565.714.840.906
Salud	182.179.640.753	92.459.505.404	108.547.684.702	383.186.830.859
Promoción y Asistencia Social	300.495.321.404	4.057.577.632	0	304.552.899.036
Seguridad Social	27.837.086.000	199.215.857.901	3.754.710.549.510	3.981.763.493.411
Educación y Cultura	489.324.967.304	3.298.507.604	0	492.623.474.908
Ciencia y Técnica	19.271.747.534	75.998.642.946	0	95.270.390.480
Trabajo	17.154.202.000	791.903.899	0	17.946.105.899
Vivienda y Urbanismo	151.525.141.507	0	0	151.525.141.507
Agua Potable y Alcantarillado	108.950.913.836	29.895.590.970	0	138.846.504.806
SERVICIOS ECONOMICOS	1.243.553.737.629	150.282.456.590	0	1.393.836.194.219
Energía, Combustibles y Minería	677.648.061.122	4.277.525.616	0	681.925.586.738







CAPÍTULO I
Planilla Nº 2
Anexa al Art. 1º (Cont.)


Congreso de la Nación

ADMINISTRACIÓN NACIONAL
COMPOSICIÓN DEL GASTO POR FINALIDAD-FUNCIÓN Y POR CARÁCTER INSTITUCIONAL
(en pesos)

CARÁCTER INSTITUCIONAL / FINALIDAD-FUNCIÓN	ADMINISTRACIÓN CENTRAL	ORGANISMOS DESCENTRALIZADOS	INSTITUCIONES SEG. SOCIAL	TOTAL
Comunicaciones	22.499.773.086	3.967.419.989	0	26.467.193.075
Transporte	335.694.261.393	122.498.757.922	0	458.193.019.315
Ecología y Medio Ambiente	20.544.646.416	2.976.676.316	0	23.521.322.732
Agricultura	32.167.422.072	11.794.475.745	0	43.961.897.817
Industria	120.309.958.606	1.611.546.000	0	121.921.504.606
Comercio, Turismo y Otros Servicios	31.542.414.934	1.485.939.000	0	33.028.353.934
Seguros y Finanzas	3.147.200.000	1.670.116.002	0	4.817.316.002
DEUDA PUBLICA	663.859.000.000	1.179.960.784	0	665.038.960.784
Servicio de la Deuda Pública	663.859.000.000	1.179.960.784	0	665.038.960.784
TOTAL GASTOS CORRIENTES Y DE CAPITAL	**3.948.488.722.169**	**583.247.868.669**	**3.863.258.234.212**	**8.394.994.825.050**

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CAPÍTULO I
Planilla Nº 3
Anexa al Art. 1º

ADMINISTRACION NACIONAL
COMPOSICION DEL GASTO POR FINALIDAD-FUNCION Y POR JURISDICCION
(en pesos)

JURISDICCIÓN / FINALIDAD-FUNCIÓN	Poder Legislativo Nacional	Poder Judicial de la Nación	Ministerio Público	Presidencia de la Nación	Jefatura de Gabinete de Ministros	Ministerio del Interior
ADMINISTRACION GUBERNAMENTAL	38.278.974.886	81.459.542.649	36.059.411.716	17.805.033.512	11.280.805.704	66.674.305.452
Legislativa	32.857.848.363	0	0	0	0	0
Judicial	861.500.000	81.459.542.649	36.059.411.716	0	0	0
Dirección Superior Ejecutiva	0	0	0	15.581.481.148	10.168.026.763	0
Relaciones Exteriores	0	0	0	0	0	0
Relaciones Interiores	0	0	0	0	0	66.535.912.234
Administración Fiscal	0	0	0	0	1.112.778.941	0
Control de la Gestión Pública	4.559.625.523	0	0	1.223.552.364	0	0
Información y Estadística Básicas	0	0	0	0	0	138.393.218
SERVICIOS DE DEFENSA Y SEGURIDAD	0	0	0	3.518.740.505	0	0
Defensa	0	0	0	0	0	0
Seguridad Interior	0	0	0	0	0	0
Sistema Penal	0	0	0	0	0	0
Inteligencia	0	0	0	3.518.740.505	0	0
SERVICIOS SOCIALES	6.430.196.278	259.086.000	0	238.580.053.348	3.467.720.582	3.000.000.000
Salud	2.960.185.243	0	0	36.864.519.815	0	0
Promoción y Asistencia Social	0	0	0	2.634.791.632	3.337.720.582	3.000.000.000
Seguridad Social	0	259.086.000	0	199.076.211.901	0	0
Educación y Cultura	3.470.010.035	0	0	4.530.000	130.000.000	0
Ciencia y Técnica	0	0	0	0	0	0
Trabajo	0	0	0	0	0	0
Vivienda y Urbanismo	0	0	0	0	0	0
Agua Potable y Alcantarillado	0	0	0	0	0	0
SERVICIOS ECONOMICOS	0	0	0	1.292.994.591	6.722.477.075	0
Energía, Combustibles y Minería	0	0	0	1.292.994.591	0	0
Comunicaciones	0	0	0	0	6.722.477.075	0
Transporte	0	0	0	0	0	0
Ecología y Medio Ambiente	0	0	0	0	0	0
Agricultura	0	0	0	0	0	0
Industria	0	0	0	0	0	0
Comercio, Turismo y Otros Servicios	0	0	0	0	0	0
Seguros y Finanzas	0	0	0	0	0	0
DEUDA PUBLICA	0	0	0	0	0	0
Servicio de la Deuda Pública	0	0	0	0	0	0
TOTAL JURISDICCIÓN TOTAL GASTOS CORRIENTES Y DE CAPITAL	44.709.171.164	81.718.628.649	36.059.411.716	261.196.821.896	21.471.003.361	69.674.305.452

JURISDICCIÓN / FINALIDAD-FUNCIÓN	Ministerio de Relaciones Exteriores, Comercio Internacional y Culto	Ministerio de Justicia y Derechos Humanos	Ministerio de Seguridad	Ministerio de Defensa	Ministerio de Economía	Ministerio de Desarrollo Productivo	Ministerio de Agricultura, Ganadería y Pesca	Ministerio de Turismo y Deportes
ADMINISTRACION GUBERNAMENTAL	36.007.052.136	5.372.233.014	0	0	11.084.901.608	0	1.721.804.734	0
Legislativa	0	0	0	0	0	0	0	0
Judicial	0	5.281.853.869	0	0	573.191.000	0	0	0
Dirección Superior Ejecutiva	0	90.379.145	0	0	3.110.326.856	0	1.721.804.734	0
Relaciones Exteriores	36.007.052.136	0	0	0	0	0	0	0
Relaciones Interiores	0	0	0	0	0	0	0	0
Administración Fiscal	0	0	0	0	3.051.001.074	0	0	0
Control de la Gestión Pública	0	0	0	0	0	0	0	0
Información y Estadística Básicas	0	0	0	0	4.350.382.678	0	0	0
SERVICIOS DE DEFENSA Y SEGURIDAD	0	26.152.852.896	129.442.692.011	115.193.346.745	0	0	0	0
Defensa	0	0	0	112.995.439.348	0	0	0	0
Seguridad Interior	0	216.033.000	125.049.636.583	0	0	0	0	0
Sistema Penal	0	25.936.819.896	0	0	0	0	0	0
Inteligencia	0	0	4.393.055.428	2.197.907.397	0	0	0	0
SERVICIOS SOCIALES	368.050.862	562.896.761	118.211.796.198	128.685.372.165	18.493.839.000	8.249.369.639	11.287.257.630	3.112.506.000
Salud	0	0	6.724.055.332	14.776.133.114	0	0	0	0
Promoción y Asistencia Social	0	0	0	0	0	2.492.648.000	0	0
Seguridad Social	0	0	98.825.894.000	88.620.103.000	0	0	0	0
Educación y Cultura	0	562.896.761	12.661.846.866	22.708.983.513	0	0	0	3.112.506.000
Ciencia y Técnica	368.050.862	0	0	2.580.152.538	18.493.839.000	5.756.721.639	11.287.257.630	0
Trabajo	0	0	0	0	0	0	0	0
Vivienda y Urbanismo	0	0	0	0	0	0	0	0
Agua Potable y Alcantarillado	0	0	0	0	0	0	0	0
SERVICIOS ECONOMICOS	0	0	0	2.255.256.051	587.062.717.913	121.687.687.728	22.650.253.817	6.883.166.048
Energía, Combustibles y Minería	0	0	0	0	585.292.601.911	479.613.236	0	0
Comunicaciones	0	0	0	0	0	0	0	0
Transporte	0	0	0	2.255.256.051	0	0	0	0
Ecología y Medio Ambiente	0	0	0	0	0	0	0	0
Agricultura	0	0	0	0	0	0	21.961.897.817	0
Industria	0	0	0	0	0	117.714.186.606	688.356.000	0
Comercio, Turismo y Otros Servicios	0	0	0	0	0	3.493.887.886	0	6.883.166.048
Seguros y Finanzas	0	0	0	0	1.870.116.002	0	0	0
DEUDA PUBLICA	0	0	0	0	0	260.000	200.105.083	0
Servicio de la Deuda Pública	0	0	0	0	0	260.000	200.105.083	0
TOTAL JURISDICCIÓN TOTAL GASTOS CORRIENTES Y DE CAPITAL	36.375.102.998	32.087.882.671	247.654.488.209	246.143.974.961	616.641.458.521	129.937.317.367	35.859.421.494	9.995.672.048

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CAPÍTULO I
Planilla Nº 3
Anexa al Art. 1º (Cont.)

ADMINISTRACION NACIONAL
COMPOSICIÓN DEL GASTO POR FINALIDAD-FUNCIÓN Y POR JURISDICCIÓN
(en pesos)

JURISDICCIÓN / FINALIDAD-FUNCIÓN	Ministerio de Transporte	Ministerio de Obras Públicas	Ministerio de Desarrollo Territorial y Hábitat	Ministerio de Educación	Ministerio de Ciencia, Tecnología e Innovación	Ministerio de Cultura	Ministerio de Trabajo, Empleo y Seguridad Social	Ministerio de Salud	Ministerio de Ambiente y Desarrollo Sostenible	Ministerio de Desarrollo Social	Ministerio de las Mujeres, Géneros y Diversidad	Servicio de la Deuda Pública	Obligaciones a Cargo del Tesoro	Total
ADMINISTRACION GUBERNAMENTAL	0	2.304.632.161	0	0	0	0	0	0	0	0	0	0	159.389.314.530	467.358.012.102
Legislativa	0	0	0	0	0	0	0	0	0	0	0	0	0	32.857.846.363
Judicial	0	0	0	0	0	0	0	0	0	0	0	0	8.020.000.000	132.255.502.234
Dirección Superior Ejecutiva	0	1.827.324.545	0	0	0	0	0	0	0	0	0	0	0	33.599.343.191
Relaciones Exteriores	0	0	0	0	0	0	0	0	0	0	0	0	26.707.055.000	64.714.107.136
Relaciones Interiores	0	250.567.616	0	0	0	0	0	0	0	0	0	0	120.064.121.530	186.850.601.380
Administración Fiscal	0	176.740.000	0	0	0	0	0	0	0	0	0	0	2.016.138.000	6.306.858.015
Control de la Gestión Pública	0	0	0	0	0	0	0	0	0	0	0	0	500.000.000	6.285.177.887
Información y Estadística Básicas	0	0	0	0	0	0	0	0	0	0	0	0	0	4.488.775.896
SERVICIOS DE DEFENSA Y SEGURIDAD	1.067.982.000	1.551.402.882	0	0	0	0	0	0	0	0	0	0	26.000.000.000	303.046.817.039
Defensa	0	0	0	0	0	0	0	0	0	0	0	0	5.000.000.000	117.995.439.348
Seguridad Interior	1.067.982.000	0	0	0	0	0	0	0	0	0	0	0	19.000.000.000	145.353.651.583
Sistema Penal	0	1.551.402.882	0	0	0	0	0	0	0	0	0	0	2.000.000.000	29.568.022.778
Inteligencia	0	0	0	0	0	0	0	0	0	0	0	0	0	10.109.703.330
SERVICIOS SOCIALES	0	124.663.045.577	119.023.372.791	397.168.480.932	47.427.391.865	9.134.481.604	3.683.758.343.111	198.782.383.540	139.546.000	252.626.198.315	6.204.800.623	0	176.058.471.585	5.585.714.840.906
Salud	0	13.480.110.307	0	4.828.323.622	0	0	108.547.684.702	195.205.817.724	0	0	0	0	0	383.186.830.859
Promoción y Asistencia Social	0	1.256.739.584	0	0	0	0	0	0	0	252.626.198.315	6.204.800.623	0	33.000.000.000	304.552.889.035
Seguridad Social	0	0	0	0	0	0	3.567.264.552.510	0	139.546.000	0	0	0	27.578.000.000	3.981.763.493.411
Educación y Cultura	0	7.559.876.732	0	390.214.821.397	0	9.134.481.604	0	0	0	0	0	0	43.063.622.000	492.623.474.908
Ciencia y Técnica	0	435.899.017	0	2.325.315.913	47.427.391.865	0	0	3.588.565.816	0	0	0	0	3.800.000.000	95.270.390.480
Trabajo	0	0	0	0	0	0	17.946.105.899	0	0	0	0	0	0	17.946.105.899
Vivienda y Urbanismo	0	32.501.768.716	119.023.372.791	0	0	0	0	0	0	0	0	0	0	151.525.141.507
Agua Potable y Alcantarillado	0	69.429.855.221	0	0	0	0	0	0	0	0	0	0	69.416.849.585	138.846.504.806
SERVICIOS ECONOMICOS	178.759.720.287	125.226.238.693	0	0	0	0	0	0	9.459.739.316	0	0	0	331.835.942.700	1.393.836.194.219
Energía, Combustibles y Minería	0	182.277.000	0	0	0	0	0	0	0	0	0	0	94.597.900.000	681.825.586.738
Comunicaciones	0	0	0	0	0	0	0	0	0	0	0	0	19.744.716.000	26.467.103.075
Transporte	178.759.720.287	122.203.878.277	0	0	0	0	0	0	0	0	0	0	154.874.164.700	456.193.019.315
Ecología y Medio Ambiente	0	2.708.583.416	0	0	0	0	0	0	9.459.739.316	0	0	0	11.353.000.000	23.521.322.732
Agricultura	0	0	0	0	0	0	0	0	0	0	0	0	22.000.000.000	43.861.887.817
Industria	0	0	0	0	0	0	0	0	0	0	0	0	3.518.882.000	121.921.504.806
Comercio, Turismo y Otros Servicios	0	151.500.000	0	0	0	0	0	0	0	0	0	0	22.509.000.000	33.028.353.934
Seguros y Finanzas	0	0	0	0	0	0	0	0	0	0	0	0	3.147.200.000	4.817.318.002
DEUDA PUBLICA	0	958.571.701	0	0	11.000.000	0	0	24.000	0	0	0	663.859.000.000	0	665.038.960.784
Servicio de la Deuda Pública	0	958.571.701	0	0	11.000.000	0	0	24.000	0	0	0	663.859.000.000	0	665.038.960.784
TOTAL JURISDICCIÓN / TOTAL GASTOS CORRIENTES Y DE CAPITAL	179.827.702.287	254.813.891.314	119.023.372.791	397.168.480.932	47.438.391.865	9.134.481.604	3.693.758.343.111	198.782.407.540	9.599.285.316	252.626.198.315	6.204.800.623	663.859.000.000	693.203.728.815	8.394.994.825.050

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Página 6 de 154

CAPÍTULO I
Planilla Nº 4
Anexa al Art. 1º

ADMINISTRACIÓN NACIONAL
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN Y POR CARÁCTER INSTITUCIONAL
(en pesos)

CARÁCTER INSTITUCIONAL / JURISDICCIÓN	ADMINISTRACIÓN CENTRAL	ORGANISMOS DESCENTRALIZADOS	INSTITUCIONES SEG. SOCIAL	TOTAL
Poder Legislativo Nacional	40.273.225.891	4.435.945.273	0	44.709.171.164
Poder Judicial de la Nación	81.718.628.649	0	0	81.718.628.649
Ministerio Público	36.059.411.716	0	0	36.059.411.716
Presidencia de la Nación	21.170.083.653	240.026.738.303	0	261.196.821.956
Jefatura de Gabinete de Ministros	16.396.310.078	5.074.693.283	0	21.471.003.361
Ministerio del Interior	53.485.087.244	16.189.218.208	0	69.674.305.452
Ministerio de Relaciones Exteriores, Comercio Internacional y Culto	36.375.102.998	0	0	36.375.102.998
Ministerio de Justicia y Derechos Humanos	31.206.585.871	881.296.800	0	32.087.882.671
Ministerio de Seguridad	148.828.594.209	0	98.825.894.000	247.654.488.209
Ministerio de Defensa	156.001.950.683	1.521.921.278	88.620.103.000	246.143.974.961
Ministerio de Economía	592.662.364.359	23.979.094.162	0	616.641.458.521
Ministerio de Desarrollo Productivo	120.741.525.863	9.195.791.504	0	129.937.317.367
Ministerio de Agricultura, Ganadería y Pesca	11.889.226.806	23.970.194.658	0	35.859.421.464
Ministerio de Turismo y Deportes	8.509.733.048	1.485.939.000	0	9.995.672.048
Ministerio de Transporte	172.716.594.340	7.131.107.947	0	179.847.702.287
Ministerio de Obras Públicas	108.095.198.526	146.718.692.788	0	254.813.891.314
Ministerio de Desarrollo Territorial y Hábitat	119.023.372.791	0	0	119.023.372.791
Ministerio de Educación	396.381.975.932	786.485.000	0	397.168.460.932
Ministerio de Ciencia, Tecnología e Innovación	11.665.935.624	35.772.456.241	0	47.438.391.865
Ministerio de Cultura	6.145.989.000	2.988.492.604	0	9.134.481.604
Ministerio de Trabajo, Empleo y Seguridad Social	17.154.202.000	791.903.899	3.675.812.237.212	3.693.758.343.111
Ministerio de Salud	139.610.832.135	59.181.575.405	0	198.792.407.540
Ministerio de Ambiente y Desarrollo Sostenible	6.483.063.000	3.116.322.316	0	9.599.385.316
Ministerio de Desarrollo Social	252.626.198.315	0	0	252.626.198.315
Ministerio de las Mujeres, Géneros y Diversidad	6.204.800.623	0	0	6.204.800.623
Servicio de la Deuda Pública	663.859.000.000	0	0	663.859.000.000
Obligaciones a Cargo del Tesoro	693.203.728.815	0	0	693.203.728.815
TOTAL GASTOS CORRIENTES Y DE CAPITAL	**3.948.488.722.169**	**683.247.868.669**	**3.863.258.234.212**	**8.394.994.825.060**





"2020 - Año del General Manuel Belgrano"

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ADMINISTRACIÓN NACIONAL
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN Y POR CARÁCTER ECONÓMICO
(en pesos)

CARÁCTER ECONÓMICO / JURISDICCIÓN	GASTOS CORRIENTES								GASTOS DE CAPITAL				TOTAL GENERAL
	GASTOS DE CONSUMO			RENTAS DE LA PROPIED.	PREST. SEG.SOCIAL	IMPUESTOS DIRECTOS	TRANSF. CORRIENTES	TOTAL	INVERS. REAL DIREC.	TRANSF. DE CAPITAL	INVERSIÓN FINANCIERA	TOTAL	
	REMUN.	OTROS G.C.	TOTAL										
Poder Legislativo Nacional	38.049.732.403	5.200.029.629	43.249.762.032	0	0	4.311.097	154.342.150	43.408.415.279	1.300.755.885	0	0	1.300.755.885	44.709.171.164
Poder Judicial de la Nación	76.156.289.475	3.491.964.286	79.648.253.761	0	259.086.000	0	102.000	79.907.441.761	1.811.186.888	0	0	1.811.186.888	81.718.628.649
Ministerio Público	33.456.768.789	715.588.987	34.172.357.776	0	0	1.180.940	873.000	34.174.411.716	1.885.000.000	0	0	1.885.000.000	36.059.411.716
Presidencia de la Nación	7.888.761.034	5.614.124.064	13.502.885.098	0	197.507.747.955	5.372.816	37.454.131.002	248.470.136.871	947.165.370	1.380.266.221	10.399.253.494	12.726.685.085	261.196.821.956
Jefatura de Gabinete de Ministros	7.658.267.935	7.194.159.538	14.852.427.473	96.388	0	8.976.285	2.773.869.072	17.636.369.218	1.127.939.616	2.706.694.527	0	3.834.634.143	21.471.003.361
Ministerio del Interior	8.986.829.998	20.456.096.086	29.442.926.084	169.000	0	4.016.800	31.175.359.118	60.622.471.002	3.579.092.087	5.472.742.363	0	9.051.834.450	69.674.305.452
Ministerio de Relaciones Exteriores, Comercio Internacional y Culto	22.550.084.876	4.468.403.692	27.018.488.568	1.000.000	0	0	9.199.451.426	36.218.939.994	156.163.004	0	0	156.163.004	36.375.102.998
Ministerio de Justicia y Derechos Humanos	19.243.697.800	10.375.704.136	29.619.401.936	0	0	20.332.000	2.257.176.735	31.896.910.671	190.972.000	0	0	190.972.000	32.087.882.671
Ministerio de Seguridad	132.086.959.820	10.594.739.176	142.681.698.996	1.447.000	98.365.032.855	43.748.598	3.250.676.960	244.342.606.209	3.311.882.000	0	0	3.311.882.000	247.654.488.209
Ministerio de Defensa	122.576.776.315	22.156.686.025	144.733.462.340	4.740.974	88.386.271.000	13.230.612	53.636.001	233.193.340.927	12.950.634.034	0	0	12.950.634.034	246.143.974.961
Ministerio de Economía	13.804.648.474	7.669.207.977	21.473.856.451	643.869	0	3.133.048	556.089.973.527	577.567.606.895	14.395.035.962	24.678.815.664	0	39.073.851.626	616.641.458.521
Ministerio de Desarrollo Productivo	4.366.887.983	8.895.566.888	13.262.454.871	2.816.100	0	16.720.160	83.256.173.341	96.538.164.472	3.077.159.669	29.696.207.226	625.786.000	33.399.152.895	129.937.317.367
Ministerio de Agricultura, Ganadería y Pesca	20.730.059.000	5.849.866.423	26.579.925.423	200.105.083	0	22.761.505	4.724.891.891	31.527.683.902	1.386.999.996	2.944.737.566	0	4.331.737.562	35.859.421.464
Ministerio de Turismo y Deportes	1.063.086.000	3.349.641.048	4.412.727.048	1.000.000	0	290.000	2.022.966.000	6.436.982.048	1.029.771.000	2.528.919.000	0	3.558.690.000	9.995.672.048
Ministerio de Transporte	6.552.667.497	3.116.025.637	9.668.693.134	1.760.000	0	1.000.000	99.004.129.000	108.675.582.134	68.836.249.518	2.335.870.835	0	71.172.120.153	179.847.702.287
Ministerio de Obras Públicas	10.537.689.764	5.392.597.530	15.930.287.294	908.762.658	0	10.208.000	123.122.865	16.972.380.817	120.842.810.185	116.998.720.312	0	237.841.530.497	254.813.891.314
Ministerio de Desarrollo Territorial y Hábitat	646.966.997	1.400.607.395	2.047.574.392	0	0	2.959.609	33.411.000	2.083.945.001	488.734.000	116.450.693.790	0	116.939.427.790	119.023.372.791
Ministerio de Educación	2.147.599.998	6.784.041.485	8.931.641.483	0	0	1.847.561	320.439.815.827	329.373.204.971	19.496.213.431	48.299.042.530	0	67.795.255.961	397.168.460.932
Ministerio de Ciencia, Tecnología e Innovación	18.208.184.553	9.228.794.088	27.436.978.641	176.668.900	0	0	10.103.835.224	37.717.482.665	7.680.201.200	1.434.560.000	606.148.000	9.720.909.200	47.438.391.865
Ministerio de Cultura	3.962.014.104	2.992.369.375	6.954.383.479	0	0	0	822.850.125	7.777.233.604	1.119.129.000	200.919.000	37.200.000	1.357.248.000	9.134.481.604
Ministerio de Trabajo, Empleo y Seguridad Social	27.931.199.999	13.086.732.262	41.017.932.261	8.394.547	2.968.721.330.487	16.824.791	680.660.270.088	3.690.624.552.174	2.921.841.937	211.949.000	0	3.133.790.937	3.693.758.343.111
Ministerio de Salud	18.516.479.076	91.048.180.928	109.564.660.004	2.024.000	0	7.076.815	76.969.387.199	186.543.148.018	11.099.533.355	1.149.726.167	0	12.249.259.522	198.792.407.540
Ministerio de Ambiente y Desarrollo Sostenible	2.666.532.869	2.274.161.035	4.940.693.904	0	139.846.000	1.177.071	1.301.129.000	6.382.845.975	2.646.259.341	570.480.000	0	3.216.739.341	9.599.585.316
Ministerio de Desarrollo Social	7.452.871.699	11.763.332.340	19.216.204.039	0	0	0	228.557.088.543	247.773.292.582	1.749.560.733	3.103.345.000	0	4.852.905.733	252.626.198.315
Ministerio de las Mujeres, Géneros y Diversidad	709.253.575	162.606.502	871.860.077	745.751	0	1.430.747	4.528.812.000	5.402.848.575	58.325.000	743.627.048	0	801.952.048	6.204.800.623
Servicio de la Deuda Pública	0	3.801.000.000	3.801.000.000	660.058.000.000	0	0	0	663.859.000.000	0	0	0	0	663.859.000.000
Obligaciones a Cargo del Tesoro	140.000.000.000	41.000.000	140.041.000.000	0	27.578.000.000	0	339.566.424.530	507.185.424.530	0	101.681.987.285	84.336.317.000	186.018.304.285	693.203.728.815
TOTAL	747.960.290.033	267.123.226.832	1.015.073.516.865	661.388.374.170	3.380.959.114.097	187.207.655	2.494.723.989.624	7.552.312.202.011	384.068.615.211	462.589.303.334	96.004.704.494	942.662.623.039	8.394.994.825.050

Congreso de la Nación

"2020 - Año del General Manuel Belgrano"

27591

Página 8 de 154

ADMINISTRACIÓN NACIONAL
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN Y FUENTE DE FINANCIAMIENTO
(en pesos)

FINANCIAMIENTO / JURISDICCIÓN	FUENTES INTERNAS						FUENTES EXTERNAS			TOTAL GENERAL
	TESORO NACIONAL	RECURSOS PROPIOS	REC. C/AFEC. ESPECÍFICA	TRANSF. INTERNAS	CRÉDITO INTERNO	SUBTOTAL	TRANSF. EXTERNAS	CRÉDITO EXTERNO	SUBTOTAL	
Poder Legislativo Nacional	44.372.473.106	51.000.000	285.698.056	0	0	44.709.171.164	0	0	0	44.709.171.164
Poder Judicial de la Nación	8.248.749.475	0	73.469.879.174	0	0	81.718.628.649	0	0	0	81.718.628.649
Ministerio Público	35.926.257.484	0	132.654.232	0	0	36.058.911.716	500.000	0	500.000	36.059.411.716
Presidencia de la Nación	40.459.596.975	2.246.879.530	57.916.000	206.658.567.957	0	249.422.960.462	31.265.000	11.742.596.494	11.773.861.494	261.196.821.956
Jefatura de Gabinete de Ministros	13.928.448.808	4.160.491.989	139.432.000	211.169.000	0	18.439.541.797	0	3.031.461.564	3.031.461.564	21.471.003.361
Ministerio del Interior	34.032.015.187	6.054.132.000	24.316.215.000	13.855.000	0	64.416.217.187	0	5.258.088.265	5.258.088.265	69.674.305.452
Ministerio de Relaciones Exteriores, Comercio Internacional y Culto	24.581.687.998	0	11.793.415.000	0	0	36.375.102.998	0	0	0	36.375.102.998
Ministerio de Justicia y Derechos Humanos	20.099.377.372	0	11.988.505.299	0	0	32.087.882.671	0	0	0	32.087.882.671
Ministerio de Seguridad	139.493.562.320	42.123.657.000	7.051.257.889	56.717.237.000	0	245.385.714.209	0	2.268.774.000	2.268.774.000	247.654.488.209
Ministerio de Defensa	149.910.718.309	36.062.775.198	4.557.147.454	53.170.022.000	2.437.709.000	246.138.371.961	5.603.000	0	5.603.000	246.143.974.961
Ministerio de Economía	53.980.359.358	4.553.521.162	2.932.302.000	8.939.000	534.565.101.000	596.018.222.520	0	20.623.236.001	20.623.236.001	616.641.458.521
Ministerio de Desarrollo Productivo	16.735.417.127	4.525.612.504	156.239.000	0	81.982.300.000	103.401.568.631	0	26.535.746.736	26.535.746.736	129.937.317.367
Ministerio de Agricultura, Ganadería y Pesca	7.160.568.928	21.906.905.828	690.003.000	0	1.834.141.878	31.591.619.634	41.192.000	4.226.609.830	4.267.801.830	35.859.421.464
Ministerio de Turismo y Deportes	3.112.486.000	1.485.939.000	4.568.491.048	0	0	9.166.916.048	0	828.756.000	828.756.000	9.995.672.048
Ministerio de Transporte	32.934.575.026	4.026.598.261	0	86.480.000	99.000.000.000	136.047.653.287	0	43.800.049.000	43.800.049.000	179.847.702.287
Ministerio de Obras Públicas	41.886.508.417	650.512.884	65.556.762.567	14.847.927.300	56.327.666.578	179.272.377.746	0	75.541.513.568	75.541.513.568	254.813.891.314
Ministerio de Desarrollo Territorial y Hábitat	88.796.627.083	0	0	0	15.590.673.450	104.387.300.533	339.352.000	14.296.720.258	14.636.072.258	119.023.372.791
Ministerio de Educación	371.921.135.301	3.821.000	37.907.000	0	5.661.887.000	377.624.750.301	0	19.543.710.631	19.543.710.631	397.168.460.932
Ministerio de Ciencia, Tecnología e Innovación	34.479.162.358	74.134.000	1.200.000	0	4.119.464.000	38.673.960.358	12.688.000	8.751.743.507	8.764.431.507	47.438.391.865
Ministerio de Cultura	7.525.574.104	1.146.695.500	204.343.000	2.263.000	0	8.878.875.604	0	255.606.000	255.606.000	9.134.481.604
Ministerio de Trabajo, Empleo y Seguridad Social	839.246.171.263	2.623.209.024.967	245.356.000	3.150.000.000	223.266.046.281	3.689.116.598.511	4.302.600	4.637.442.000	4.641.744.600	3.693.758.343.111
Ministerio de Salud	122.604.259.708	40.388.019.953	67.466.000	71.235.000	0	163.050.980.661	48.777.000	35.692.649.879	35.741.426.879	198.792.407.540
Ministerio de Ambiente y Desarrollo Sostenible	4.222.182.000	935.049.584	121.868.732	1.000.000	1.917.000.000	7.197.100.316	1.303.321.000	1.098.964.000	2.402.285.000	9.599.385.316
Ministerio de Desarrollo Social	235.202.918.216	0	15.848.000	0	15.061.358.099	250.280.124.315	0	2.346.074.000	2.346.074.000	252.626.198.315
Ministerio de las Mujeres, Géneros y Diversidad	5.604.020.623	0	780.000	0	0	5.604.800.623	0	600.000.000	600.000.000	6.204.800.623
Servicio de la Deuda Pública	6.776.000.000	0	0	0	381.346.000.000	388.122.000.000	0	275.737.000.000	275.737.000.000	663.859.000.000
Obligaciones a Cargo del Tesoro	689.943.992.580	0	0	0	3.259.736.235	693.203.728.815	0	0	0	693.203.728.815
TOTAL GASTOS CORRIENTES Y DE CAPITAL	**3,073,064,845,126**	**2,793,604,770,360**	**208,416,686,453**	**334,936,695,257**	**1,426,369,083,521**	**7,836,391,080,717**	**1,787,000,600**	**856,816,743,733**	**858,603,744,333**	**8,394,994,825,050**

Congreso de la Nación

"2020 - Año del General Manuel Belgrano"

27591

Página 9 de 154



CAPÍTULO I
Planilla Nº 7
Anexa al Art. 1º

ADMINISTRACIÓN NACIONAL
COMPOSICIÓN DEL GASTO POR CARÁCTER ECONÓMICO Y POR CARÁCTER INSTITUCIONAL
(en pesos)

CARÁCTER INSTITUCIONAL / CARÁCTER ECONÓMICO	ADMINISTRACIÓN CENTRAL	ORGANISMOS DESCENTRALIZADOS	INSTITUCIONES SEG. SOCIAL	TOTAL
Gastos Corrientes	3.271.333.617.181	420.323.566.555	3.860.655.018.275	7.552.312.202.011
Gastos de Consumo	838.551.836.563	141.342.432.163	35.079.247.839	1.015.073.516.565
Remuneraciones	625.182.094.431	98.312.895.602	24.455.300.000	747.950.290.033
Bienes y Servicios	213.417.598.789	42.957.618.601	10.623.947.839	266.999.165.229
Impuestos Indirectos	52.143.343	71.917.960	0	124.061.303
Intereses y Otras Rentas de la Propiedad	660.076.738.155	1.290.902.029	733.986	661.368.374.170
Intereses	660.058.000.000	1.120.151.741	0	661.178.151.741
Intereses en Moneda Nacional	384.321.000.000	11.284.000	0	384.332.284.000
Intereses en Moneda Extranjera	275.737.000.000	1.108.867.741	0	276.845.867.741
Arrendamiento de Tierras y Terrenos	3.050.000	0	0	3.050.000
Rentas sobre Bienes Intangibles	15.688.155	170.750.288	733.986	187.172.429
Prestaciones de la Seguridad Social	27.837.086.000	197.647.393.955	3.155.474.634.142	3.380.959.114.097
Prestaciones de la Seguridad Social	27.837.086.000	197.647.393.955	3.155.474.634.142	3.380.959.114.097
Impuestos Directos	121.660.068	53.216.367	12.331.120	187.207.555
Impuestos Directos	121.660.068	53.216.367	12.331.120	187.207.555
Transferencias Corrientes	1.744.646.296.395	79.989.622.041	670.088.071.188	2.494.723.989.624
Al Sector Privado	822.256.404.666	78.200.206.809	502.683.660.126	1.403.140.271.601
Al Sector Público	913.919.308.300	1.236.492.000	167.359.116.062	1.082.514.916.362
Al Sector Externo	8.470.583.429	552.923.232	45.295.000	9.068.801.661
Gastos de Capital	677.155.104.986	162.924.302.114	2.603.215.937	842.682.623.039
Inversión Real Directa	159.803.399.163	121.682.000.111	2.603.215.937	284.088.615.211
Formación Bruta de Capital Fijo	157.830.335.190	119.538.495.011	1.532.010.937	278.900.841.138
Tierras y Terrenos	200.800.000	896.249.538	0	1.097.049.538
Activos Intangibles	1.772.263.973	1.247.255.562	1.071.205.000	4.090.724.535
Transferencias de Capital	421.609.987.331	40.979.316.003	0	462.589.303.334
Al Sector Privado	19.030.440.563	4.066.732.504	0	23.097.173.067
Al Sector Público	402.579.546.768	36.912.583.499	0	439.492.130.267
Inversión Financiera	95.741.718.494	262.986.000	0	96.004.704.494
Aportes de Capital y Compra de Acciones	94.735.570.494	0	0	94.735.570.494
Concesión de Préstamos de Corto Plazo	0	37.200.000	0	37.200.000
Concesión de Préstamos de Largo Plazo	1.006.148.000	225.786.000	0	1.231.934.000
TOTAL	**3.948.488.722.169**	**583.247.866.669**	**3.863.268.234.212**	**8.394.994.825.050**

Congreso de la Nación

"2020 - Año del General Manuel Belgrano"

27591



CAPÍTULO I
Planilla Nº 8
Anexa al Art. 2º

ADMINISTRACIÓN NACIONAL
CÁLCULO DE RECURSOS POR CARÁCTER ECONÓMICO Y POR CARÁCTER INSTITUCIONAL
(en pesos)

CARÁCTER INSTITUCIONAL	ADMINISTRACIÓN CENTRAL			ORGANISMOS	INSTITUCIONES	TOTAL
CARÁCTER ECONÓMICO	TESORO NACIONAL	OTRAS FUENTES F.	TOTAL	DESCENTR.	SEG. SOCIAL	
Ingresos Corrientes	3.263.912.507.387	284.036.962.284	3.547.949.469.671	154.189.128.759	3.223.864.069.330	6.926.002.667.760
Ingresos Tributarios	2.419.631.052.387	235.758.740.396	2.655.389.792.783	54.413.386.177	1.152.908.690.316	3.862.711.871.276
Impuestos Directos	644.200.969.939	1.795.140.661	645.996.110.600	2.276.083.645	0	648.272.194.245
Impuestos Indirectos	1.775.430.082.448	233.963.599.735	2.009.393.682.183	52.137.304.532	1.152.908.690.316	3.214.439.677.031
Aportes y Contribuciones a la Seguridad Social	0	130.000.000	130.000.000	29.840.398.953	1.809.592.358.271	1.839.562.757.224
Aportes y Contribuciones a la Seguridad Social	0	130.000.000	130.000.000	29.840.398.953	1.809.592.358.271	1.839.562.757.224
Ingresos No Tributarios	10.644.823.286	39.905.123.171	50.549.946.457	55.179.642.372	1.264.510.006	106.994.098.835
Tasas	577.802.000	21.703.091.121	22.280.893.121	41.447.956.372	0	63.728.849.493
Derechos	231.057.000	1.071.545.725	1.302.602.725	10.826.636.000	0	12.129.238.725
Otros No Tributarios	9.835.964.286	17.130.486.325	26.966.450.611	2.905.050.000	1.264.510.006	31.136.010.617
Ventas de Bienes y Serv. de las Administraciones Públicas	0	7.056.753.717	7.056.753.717	5.675.116.582	0	12.731.870.299
Ventas de Bienes y Serv. de las Administraciones Públicas	0	7.056.753.717	7.056.753.717	5.675.116.582	0	12.731.870.299
Rentas de la Propiedad	828.693.731.714	15.788.000	828.709.519.714	7.809.032.375	260.094.208.137	1.096.612.760.226
Intereses	28.421.858.000	0	28.421.858.000	7.694.672.375	260.094.208.137	296.210.738.512
Utilidades	800.234.096.000	0	800.234.096.000	42.000.000	0	800.276.096.000
Arrendamiento de Tierras y Terrenos	37.777.714	15.788.000	53.565.714	72.360.000	0	125.925.714
Transferencias Corrientes	4.942.900.000	1.170.557.000	6.113.457.000	1.271.550.300	4.302.600	7.389.309.900
Del Sector Privado	0	2.263.000	2.263.000	1.000.000	0	3.263.000
Del Sector Público	4.942.900.000	15.000.000	4.957.900.000	1.159.264.300	0	6.117.164.300
Del Sector Externo	0	1.153.294.000	1.153.294.000	111.286.000	4.302.600	1.268.882.600
Recursos de Capital	57.531.429	1.064.683.000	1.122.214.429	14.184.063.342	0	15.306.277.771
Recursos Propios de Capital	57.531.429	186.526.000	244.057.429	150.502.000	0	394.559.429
Venta de Activos	57.531.429	186.526.000	244.057.429	150.502.000	0	394.559.429
Transferencias de Capital	0	727.157.000	727.157.000	13.977.562.000	0	14.704.719.000
Del Sector Público	0	262.688.000	262.688.000	13.923.913.000	0	14.186.601.000
Del Sector Externo	0	464.469.000	464.469.000	53.649.000	0	518.118.000
Disminución de la Inversión Financiera	0	151.000.000	151.000.000	55.999.342	0	206.999.342
Recuperación de Préstamos de Corto Plazo	0	0	0	9.047.000	0	9.047.000
Recuperación de Préstamos de Largo Plazo	0	151.000.000	151.000.000	46.952.342	0	197.952.342
TOTAL	**3.263.970.038.816**	**285.101.645.284**	**3.549.071.684.100**	**168.373.192.101**	**3.223.864.069.330**	**6.941.308.945.531**

27591

Página 11 de 154



ADMINISTRACIÓN NACIONAL
GASTOS FIGURATIVOS
(en pesos)

ORIGEN / JURISDICCIÓN, CARÁCTER INSTITUCIONAL — DESTINO	PARA EROGACIONES CORRIENTES				PARA EROGACIONES DE CAPITAL				TOTAL GENERAL
	A ADMINISTR. CENTRAL	A ORGANISM. DESCENTRAL.	A INSTIT. DE SEG. SOCIAL	SUBTOTAL	A ADMINISTR. CENTRAL	A ORGANISM. DESCENTRAL.	A INSTIT. DE SEG. SOCIAL	SUBTOTAL	
Presidencia de la Nación	0	30.909.653.294	0	30.909.653.294	0	187.311.522	0	187.311.522	31.096.964.816
Administración Central	0	30.902.714.294	0	30.902.714.294	0	187.311.522	0	187.311.522	31.090.025.816
Organismos Descentralizados	0	6.939.000	0	6.939.000	0	0	0	0	6.939.000
Jefatura de Gabinete de Ministros	3.121.169.000	857.337.294	0	3.978.506.294	93.000.000	56.864.000	0	149.864.000	4.128.370.294
Administración Central	0	857.337.294	0	857.337.294	0	56.864.000	0	56.864.000	914.201.294
Organismos Descentralizados	3.121.169.000	0	0	3.121.169.000	93.000.000	0	0	93.000.000	3.214.169.000
Ministerio del Interior	13.855.000	7.608.151.248	0	7.622.006.248	0	2.526.934.960	0	2.526.934.960	10.148.941.208
Administración Central	0	7.608.151.248	0	7.608.151.248	0	2.526.934.960	0	2.526.934.960	10.135.086.208
Organismos Descentralizados	13.855.000	0	0	13.855.000	0	0	0	0	13.855.000
Ministerio de Justicia y Derechos Humanos	4.073.334.015	850.156.800	0	4.923.490.815	63.080.000	31.140.000	0	94.220.000	5.017.710.815
Administración Central	4.073.334.015	850.156.800	0	4.923.490.815	63.080.000	31.140.000	0	94.220.000	5.017.710.815
Ministerio de Seguridad	0	0	0	0	600.530.000	0	0	600.530.000	600.530.000
Administración Central	0	0	0	0	600.530.000	0	0	600.530.000	600.530.000
Ministerio de Defensa	0	1.150.137.000	0	1.150.137.000	0	21.778.080	0	21.778.080	1.171.915.080
Administración Central	0	1.150.137.000	0	1.150.137.000	0	21.778.080	0	21.778.080	1.171.915.080
Ministerio de Economía	807.042.000	7.103.482.200	0	7.910.524.200	0	12.315.151.800	0	12.315.151.800	20.225.676.000
Administración Central	0	7.103.482.200	0	7.103.482.200	0	12.315.151.800	0	12.315.151.800	19.418.634.000
Organismos Descentralizados	807.042.000	0	0	807.042.000	0	0	0	0	807.042.000
Ministerio de Desarrollo Productivo	0	4.305.627.000	0	4.305.627.000	0	364.552.000	0	364.552.000	4.670.179.000
Administración Central	0	4.305.627.000	0	4.305.627.000	0	364.552.000	0	364.552.000	4.670.179.000
Organismos Descentralizados	0	0	0	0	0	0	0	0	0
Ministerio de Agricultura, Ganadería y Pesca	0	1.723.021.000	0	1.723.021.000	0	424.319.030	0	424.319.030	2.147.340.030
Administración Central	0	1.723.021.000	0	1.723.021.000	0	424.319.030	0	424.319.030	2.147.340.030
Ministerio de Turismo y Deportes	0	9.210.000	0	9.210.000	0	234.288.732	0	234.288.732	243.498.732
Administración Central	0	9.210.000	0	9.210.000	0	234.288.732	0	234.288.732	243.498.732
Ministerio de Transporte	0	2.912.273.234	0	2.912.273.234	0	105.756.452	0	105.756.452	3.018.029.686
Administración Central	0	2.912.273.234	0	2.912.273.234	0	105.756.452	0	105.756.452	3.018.029.686
Ministerio de Obras Públicas	0	12.022.066.422	0	12.022.066.422	0	90.926.153.616	0	90.926.153.616	102.948.220.038
Administración Central	0	12.022.066.422	0	12.022.066.422	0	90.926.153.616	0	90.926.153.616	102.948.220.038
Ministerio de Desarrollo Territorial y Hábitat	542.059.649	0	0	542.059.649	0	0	0	0	542.059.649
Administración Central	542.059.649	0	0	542.059.649	0	0	0	0	542.059.649
Ministerio de Educación	0	766.212.000	0	766.212.000	0	16.452.000	0	16.452.000	782.664.000
Administración Central	0	766.212.000	0	766.212.000	0	16.452.000	0	16.452.000	782.664.000

Página 12 de 154



CAPÍTULO I
Planilla Nº 9
Anexa al Art. 3º (cont.)

ADMINISTRACIÓN NACIONAL
GASTOS FIGURATIVOS
(en pesos)

DESTINO / ORIGEN JURISDICCIÓN, CARÁCTER INSTITUCIONAL	PARA EROGACIONES CORRIENTES				PARA EROGACIONES DE CAPITAL				TOTAL GENERAL
	A ADMINISTR. CENTRAL	A ORGANISM. DESCENTRAL.	A INSTIT. DE SEG. SOCIAL	SUBTOTAL	A ADMINISTR. CENTRAL	A ORGANISM. DESCENTRAL.	A INSTIT. DE SEG. SOCIAL	SUBTOTAL	
Ministerio de Ciencia, Tecnología e Innovación	0	27.660.998.041	0	27.660.998.041	0	6.153.273.000	0	6.153.273.000	33.814.271.041
Administración Central	0	27.660.998.041	0	27.660.998.041	0	6.153.273.000	0	6.153.273.000	33.814.271.041
Ministerio de Cultura	0	1.496.959.104	0	1.496.959.104	0	239.232.000	0	239.232.000	1.736.191.104
Administración Central	0	1.496.959.104	0	1.496.959.104	0	239.232.000	0	239.232.000	1.736.191.104
Ministerio de Trabajo, Empleo y Seguridad Social	3.593.357.741	206.658.567.957	1.161.400.063.544	1.371.651.989.242	21.680.444	0	0	21.680.444	1.371.673.669.686
Administración Central	0	0	1.051.790.492.544	1.051.790.492.544	0	0	0	0	1.051.790.492.544
Instituciones de Seguridad Social	3.593.357.741	206.658.567.957	109.609.571.000	319.861.496.698	21.680.444	0	0	21.680.444	319.883.177.142
Ministerio de Salud	71.235.000	17.867.639.908	0	17.938.874.908	0	877.138.544	0	877.138.544	18.816.013.452
Administración Central	0	17.867.639.908	0	17.867.639.908	0	877.138.544	0	877.138.544	18.744.778.452
Organismos Descentralizados	71.235.000	0	0	71.235.000	0	0	0	0	71.235.000
Ministerio de Ambiente y Desarrollo Sostenible	0	1.716.811.000	0	1.716.811.000	0	135.070.000	0	135.070.000	1.851.881.000
Administración Central	0	1.716.811.000	0	1.716.811.000	0	135.070.000	0	135.070.000	1.851.881.000
Obligaciones a Cargo del Tesoro	0	4.319.945.273	0	4.319.945.273	0	65.000.000	0	65.000.000	4.384.945.273
Administración Central	0	4.319.945.273	0	4.319.945.273	0	65.000.000	0	65.000.000	4.384.945.273
TOTAL	**12.222.062.406**	**329.938.248.776**	**1.161.400.063.544**	**1.503.560.384.724**	**778.290.444**	**114.680.415.736**	**0**	**115.458.706.180**	**1.619.019.070.904**



"2020 - Año del General Manuel Belgrano"

27591

CAPÍTULO I
Planilla Nº 10
Anexa al Art. 3°

ADMINISTRACIÓN NACIONAL
CONTRIBUCIONES FIGURATIVAS
(en pesos)

ORIGEN / RECEPTOR JURISDICCIÓN, CARÁCTER INSTITUCIONAL	PARA FINANCIACIONES CORRIENTES				PARA FINANCIACIONES DE CAPITAL				TOTAL GENERAL
	DE ADMINISTR. CENTRAL	DE ORGANISM. DESCENTRAL.	DE INSTIT. DE SEG. SOCIAL	SUBTOTAL	DE ADMINISTR. CENTRAL	DE ORGANISM. DESCENTRAL.	DE INSTIT. DE SEG. SOCIAL	SUBTOTAL	
Poder Legislativo Nacional	4.319.945.273	0	0	4.319.945.273	65.000.000	0	0	65.000.000	4.384.945.273
Organismos Descentralizados	4.319.945.273	0	0	4.319.945.273	65.000.000	0	0	65.000.000	4.384.945.273
Presidencia de la Nación	30.902.714.294	0	206.658.567.957	237.561.282.251	187.311.522	0	0	187.311.522	237.748.593.773
Organismos Descentralizados	30.902.714.294	0	206.658.567.957	237.561.282.251	187.311.522	0	0	187.311.522	237.748.593.773
Jefatura de Gabinete de Ministros	857.337.294	121.169.000	0	978.506.294	56.864.000	90.000.000	0	146.864.000	1.125.370.294
Administración Central	0	121.169.000	0	121.169.000	0	90.000.000	0	90.000.000	211.169.000
Organismos Descentralizados	857.337.294	0	0	857.337.294	56.864.000	0	0	56.864.000	914.201.294
Ministerio del Interior	8.150.210.897	13.855.000	0	8.164.065.897	2.526.934.960	0	0	2.526.934.960	10.691.000.857
Administración Central	542.059.649	13.855.000	0	555.914.649	0	0	0	0	555.914.649
Organismos Descentralizados	7.608.151.248	0	0	7.608.151.248	2.526.934.960	0	0	2.526.934.960	10.135.086.208
Ministerio de Justicia y Derechos Humanos	4.923.490.815	0	0	4.923.490.815	94.220.000	0	0	94.220.000	5.017.710.815
Administración Central	4.073.334.015	0	0	4.073.334.015	63.080.000	0	0	63.080.000	4.136.414.015
Organismos Descentralizados	850.156.800	0	0	850.156.800	31.140.000	0	0	31.140.000	881.296.800
Ministerio de Seguridad	0	0	56.702.237.000	56.702.237.000	600.530.000	0	0	600.530.000	57.302.767.000
Administración Central	0	0	0	0	600.530.000	0	0	600.530.000	600.530.000
Instituciones de Seguridad Social	0	0	56.702.237.000	56.702.237.000	0	0	0	0	56.702.237.000
Ministerio de Defensa	1.150.137.000	0	52.907.334.000	54.057.471.000	21.778.080	0	0	21.778.080	54.079.249.080
Instituciones de Seguridad Social	0	0	52.907.334.000	52.907.334.000	0	0	0	0	52.907.334.000
Organismos Descentralizados	1.150.137.000	0	0	1.150.137.000	21.778.080	0	0	21.778.080	1.171.915.080
Ministerio de Economía	7.103.482.200	6.939.000	0	7.110.421.200	12.315.151.800	0	0	12.315.151.800	19.425.573.000
Organismos Descentralizados	7.103.482.200	6.939.000	0	7.110.421.200	12.315.151.800	0	0	12.315.151.800	19.425.573.000
Ministerio de Desarrollo Productivo	4.305.627.000	0	0	4.305.627.000	364.552.000	0	0	364.552.000	4.670.179.000
Organismos Descentralizados	4.305.627.000	0	0	4.305.627.000	364.552.000	0	0	364.552.000	4.670.179.000
Ministerio de Agricultura, Ganadería y Pesca	1.687.417.000	0	0	1.687.417.000	375.871.830	0	0	375.871.830	2.063.288.830
Organismos Descentralizados	1.687.417.000	0	0	1.687.417.000	375.871.830	0	0	375.871.830	2.063.288.830
Ministerio de Turismo y Deportes	0	0	0	0	0	0	0	0	0
Administración Central	0	0	0	0	0	0	0	0	0
Ministerio de Transporte	2.912.273.234	0	0	2.912.273.234	105.756.452	0	0	105.756.452	3.018.029.686
Organismos Descentralizados	2.912.273.234	0	0	2.912.273.234	105.756.452	0	0	105.756.452	3.018.029.686
Ministerio de Obras Públicas	12.022.066.422	0	0	12.022.066.422	90.926.153.616	0	0	90.926.153.616	102.948.220.038
Organismos Descentralizados	12.022.066.422	0	0	12.022.066.422	90.926.153.616	0	0	90.926.153.616	102.948.220.038
Ministerio de Educación	766.212.000	0	0	766.212.000	16.452.000	0	0	16.452.000	782.664.000
Organismos Descentralizados	766.212.000	0	0	766.212.000	16.452.000	0	0	16.452.000	782.664.000



Congreso de la Nación

"2020 - Año del General Manuel Belgrano"

27591

IF-2020-81646701-APN-DSGA#SLYT

Página 14 de 154





CAPÍTULO I
Planilla Nº 10
Anexa al Art. 3º (cont.)

ADMINISTRACIÓN NACIONAL
CONTRIBUCIONES FIGURATIVAS
(en pesos)

ORIGEN / RECEPTOR JURISDICCIÓN, CARÁCTER INSTITUCIONAL	PARA FINANCIACIONES CORRIENTES				PARA FINANCIACIONES DE CAPITAL				TOTAL GENERAL
	DE ADMINISTR. CENTRAL	DE ORGANISM. DESCENTRAL.	DE INSTIT. DE SEG. SOCIAL	SUBTOTAL	DE ADMINISTR. CENTRAL	DE ORGANISM. DESCENTRAL.	DE INSTIT. DE SEG. SOCIAL	SUBTOTAL	
Ministerio de Ciencia, Tecnología e Innovación	27.696.602.041	0	0	27.696.602.041	6.201.720.200	0	0	6.201.720.200	33.898.322.241
Organismos Descentralizados	27.696.602.041	0	0	27.696.602.041	6.201.720.200	0	0	6.201.720.200	33.898.322.241
Ministerio de Cultura	1.496.959.104	0	0	1.496.959.104	239.232.000	0	0	239.232.000	1.736.191.104
Organismos Descentralizados	1.496.959.104	0	0	1.496.959.104	239.232.000	0	0	239.232.000	1.736.191.104
Ministerio de Trabajo, Empleo y Seguridad Social	1.051.790.492.544	0	3.150.000.000	1.054.940.492.544	0	0	0	0	1.054.940.492.544
Administración Central	0	0	3.150.000.000	3.150.000.000	0	0	0	0	3.150.000.000
Instituciones de Seguridad Social	1.051.790.492.544	0	0	1.051.790.492.544	0	0	0	0	1.051.790.492.544
Ministerio de Salud	17.867.639.908	71.235.000	0	17.938.874.908	877.138.544	0	0	877.138.544	18.816.013.452
Administración Central	0	71.235.000	0	71.235.000	0	0	0	0	71.235.000
Organismos Descentralizados	17.867.639.908	0	0	17.867.639.908	877.138.544	0	0	877.138.544	18.744.778.452
Ministerio de Ambiente y Desarrollo Sostenible	1.726.021.000	0	0	1.726.021.000	369.358.732	0	0	369.358.732	2.095.379.732
Organismos Descentralizados	1.726.021.000	0	0	1.726.021.000	369.358.732	0	0	369.358.732	2.095.379.732
Ministerio de Desarrollo Social	0	0	443.357.741	443.357.741	0	0	21.680.444	21.680.444	465.038.185
Administración Central	0	0	443.357.741	443.357.741	0	0	21.680.444	21.680.444	465.038.185
Recursos del Tesoro Nacional	0	3.807.042.000	0	3.807.042.000	0	3.000.000	0	3.000.000	3.810.042.000
Administración Central	0	3.807.042.000	0	3.807.042.000	0	3.000.000	0	3.000.000	3.810.042.000
TOTAL	**1.179.678.925.026**	**4.020.240.000**	**319.861.496.698**	**1.503.560.364.724**	**115.344.025.736**	**93.000.000**	**21.680.444**	**115.458.706.180**	**1.619.019.070.904**

Página 15 de 154

"2020 - Año del General Manuel Belgrano"

27591



Congreso de la Nación

CAPÍTULO I
Planilla N°11
Anexa al Art. 4°

ADMINISTRACIÓN NACIONAL
CUENTA DE AHORRO INVERSIÓN FINANCIAMIENTO
(en pesos)

CARÁCTER INSTITUCIONAL / CONCEPTO	ADMINISTRACIÓN CENTRAL	ORGANISMOS DESCENTRALIZADOS	INSTITUCIONES SEG. SOCIAL	TOTAL
I) INGRESOS CORRIENTES	**3.647.949.469.671**	**154.189.128.759**	**3.223.864.069.330**	**6.926.002.667.760**
INGRESOS TRIBUTARIOS	2.655.389.792.783	54.413.388.177	1.152.908.690.316	3.862.711.871.276
APORTES Y CONTRIBUCIONES A LA SEGURIDAD SOCIAL	130.000.000	29.840.398.953	1.809.592.358.271	1.839.562.757.224
INGRESOS NO TRIBUTARIOS	50.549.946.457	55.179.642.372	1.264.510.006	106.994.098.835
VENTAS DE BIENES Y SERV. DE LAS ADMINISTRACIONES PUBLICAS	7.056.753.717	5.675.116.582	0	12.731.870.299
RENTAS DE LA PROPIEDAD	828.709.519.714	7.809.032.375	260.094.208.137	1.096.612.760.226
TRANSFERENCIAS CORRIENTES	6.113.457.000	1.271.550.300	4.302.600	7.389.309.900
II) GASTOS CORRIENTES	**3.271.333.617.181**	**420.323.566.565**	**3.860.656.018.275**	**7.552.312.202.011**
GASTOS DE CONSUMO	838.651.836.563	141.342.432.163	35.079.247.839	1.015.073.516.565
INTERESES Y OTRAS RENTAS DE LA PROPIEDAD	660.076.738.155	1.290.902.029	733.986	661.368.374.170
Intereses en Moneda Nacional	384.321.000.000	11.284.000	0	384.332.284.000
Intereses en Moneda Extranjera	275.737.000.000	1.108.867.741	0	276.845.867.741
Otros	18.738.155	170.750.288	733.986	190.222.429
PRESTACIONES DE LA SEGURIDAD SOCIAL	27.837.086.000	197.647.393.955	3.155.474.634.142	3.380.959.114.097
IMPUESTOS DIRECTOS	121.660.068	53.216.367	12.331.120	187.207.555
TRANSFERENCIAS CORRIENTES	1.744.646.296.395	79.989.622.041	670.088.071.188	2.494.723.989.624
III) RESULTADO ECONOMICO. AHORRO/DESAHORRO (I - II)	**276.615.852.490**	**-266.134.437.796**	**-636.790.948.945**	**-626.309.534.251**
IV) RECURSOS DE CAPITAL	**1.122.214.429**	**14.184.063.342**	**0**	**15.306.277.771**
RECURSOS PROPIOS DE CAPITAL	244.057.429	150.502.000	0	394.559.429
TRANSFERENCIAS DE CAPITAL	727.157.000	13.977.562.000	0	14.704.719.000
DISMINUCION DE LA INVERSION FINANCIERA	151.000.000	55.999.342	0	206.999.342
V) GASTOS DE CAPITAL	**677.155.104.988**	**162.924.302.114**	**2.603.215.937**	**842.682.623.039**
INVERSION REAL DIRECTA	159.803.399.163	121.682.000.111	2.603.215.937	284.088.615.211
TRANSFERENCIAS DE CAPITAL	421.609.987.331	40.979.316.003	0	462.589.303.334
INVERSION FINANCIERA	95.741.718.494	262.986.000	0	96.004.704.494
VI) INGRESOS TOTALES (I + IV)	**3.649.071.684.100**	**168.373.192.101**	**3.223.864.069.330**	**6.941.308.945.531**
VII) GASTOS TOTALES (II + V)	**3.948.488.722.169**	**583.247.868.669**	**3.863.268.234.212**	**8.394.994.826.050**
VIII) RESULTADO FINANCIERO ANTES DE CONTRIBUCIONES (I + IV - II - V)	**-399.417.038.069**	**-414.874.676.568**	**-639.394.164.882**	**-1.453.686.879.519**
IX) CONTRIBUCIONES FIGURATIVAS	**13.000.342.849**	**444.618.664.611**	**1.161.400.063.644**	**1.619.019.070.904**
X) GASTOS FIGURATIVOS	**1.295.022.653.762**	**4.113.240.000**	**319.883.177.142**	**1.619.019.070.904**
XI) RESULTADOS FINANCIEROS	**-1.681.439.348.982**	**25.630.747.943**	**202.122.721.620**	**-1.453.685.879.519**
XII) FUENTES FINANCIERAS	**6.248.907.628.215**	**42.627.413.983**	**212.543.767.588**	**6.503.978.709.786**
DISMINUCION DE LA INVERSION FINANCIERA	20.531.100.000	554.380.600	171.398.942.403	192.484.423.003
ENDEUDAMIENTO PUBLICO E INCREMENTO DE OTROS PASIVOS	6.228.376.428.215	30.177.638.566	1.815.359.185	6.260.369.425.966
CONTRIBUCIONES FIGURATIVAS PARA APLICACIONES FINANCIERAS	0	11.795.394.817	39.329.466.000	51.124.860.817
XIII) APLICACIONES FINANCIERAS	**4.567.468.179.233**	**68.158.161.926**	**414.666.489.108**	**5.050.292.830.267**
INVERSION FINANCIERA	237.376.107.416	60.061.795.885	284.060.023.108	581.497.926.409
AMORTIZACION DE LA DEUDA Y DISMINUCION DE OTROS PASIVOS	4.278.967.211.000	8.096.366.041	130.606.466.000	4.417.670.043.041
GASTOS FIGURATIVOS PARA APLICACIONES FINANCIERAS	51.124.860.817	0	0	51.124.860.817

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Congreso de la Nación

CAPÍTULO I
Planilla Nº 12
Anexa al Art. 4º

ADMINISTRACIÓN NACIONAL
FUENTES FINANCIERAS
(en pesos)

CARÁCTER INSTITUCIONAL / CONCEPTO	ADMINISTRACIÓN CENTRAL	ORGANISMOS DESCENTRALIZADOS	INSTITUCIONES SEG. SOCIAL	TOTAL
Fuentes Financieras	6.248.907.528.215	30.732.019.166	173.214.301.588	6.452.853.848.969
Disminución de la Inversión Financiera	20.531.100.000	554.380.600	171.398.942.403	192.484.423.003
Disminución de Otros Activos Financieros	20.531.100.000	554.380.600	171.398.942.403	192.484.423.003
Endeudamiento Público e Incremento de Otros Pasivos	6.228.376.428.215	30.177.638.566	1.815.359.185	6.260.369.425.966
Incremento de Otros Pasivos	1.889.686.000.000	0	0	1.889.686.000.000
Colocación de Deuda en Moneda Nacional a Largo Plazo	3.437.097.685.961	0	0	3.437.097.685.961
Colocación de Deuda en Moneda Extranjera a Largo Plazo	584.685.000.000	0	0	584.685.000.000
Obtención de Préstamos a Largo Plazo	316.907.742.254	30.177.638.566	1.815.359.185	348.900.740.005
TOTAL	**6.248.907.528.215**	**30.732.019.166**	**173.214.301.588**	**6.452.853.848.969**

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CAPÍTULO I
Planilla Nº 13
Anexa al Art. 4º

ADMINISTRACIÓN NACIONAL
APLICACIONES FINANCIERAS
(en pesos)

CARÁCTER INSTITUCIONAL / CONCEPTO	ADMINISTRACIÓN CENTRAL	ORGANISMOS DESCENTRALIZADOS	INSTITUCIONES SEG. SOCIAL	TOTAL
Aplicaciones Financieras	4.516.343.318.416	68.158.161.926	414.666.489.108	4.999.167.969.450
Inversión Financiera	237.376.107.416	60.061.795.885	284.060.023.108	581.497.926.409
Adquisición de Títulos y Valores	0	0	175.768.844.187	175.768.844.187
De Títulos y Valores en Moneda Nacional	0	0	134.585.256.108	134.585.256.108
De Títulos y Valores en Moneda Extranjera	0	0	41.183.588.079	41.183.588.079
Incremento de Otros Activos Financieros	237.376.107.416	60.061.795.885	108.291.178.921	405.729.082.222
Incremento de Disponibilidades	74.658.244.831	55.082.795.885	34.228.436.921	163.969.477.637
Incremento de Cuentas a Cobrar	147.149.538.241	300.000.000	73.912.742.000	221.362.280.241
Incremento de Activos Dif y Ade. a Proveed. y Contratista	15.568.324.344	4.679.000.000	150.000.000	20.397.324.344
Amortización de la Deuda y Disminución de Otros Pasivos	4.278.967.211.000	8.096.366.041	130.606.466.000	4.417.670.043.041
Disminución de Otros Pasivos	1.747.511.211.000	561.118.454	0	1.748.072.329.454
Disminución de Cuentas a Pagar	37.825.211.000	561.118.454	0	38.386.329.454
Disminución de Documentos a Pagar	220.000.000.000	0	0	220.000.000.000
Devolución de Anticipos del Banco Central de la República Argentina	1.489.686.000.000	0	0	1.489.686.000.000
Amortización de Deuda Colocada en Moneda Nacional a Largo Plazo	2.176.882.000.000	0	0	2.176.882.000.000
Amortización de Deuda Colocada en Moneda Nacional a Largo Plazo	2.176.882.000.000	0	0	2.176.882.000.000
Amortización de Deuda Colocada en Moneda Extranjera a Largo Plazo	152.618.000.000	0	0	152.618.000.000
Amortización de Deuda Colocada en Moneda Extranjera a Largo Plazo	152.618.000.000	0	0	152.618.000.000
Amortización de Préstamos a Largo Plazo	193.206.000.000	7.535.247.587	0	200.741.247.587
Del Sector Público	0	3.057.000	0	3.057.000
Del Sector Externo	193.206.000.000	7.532.190.587	0	200.738.190.587
Cancelación de Deuda no Financiera	8.750.000.000	0	130.606.466.000	139.356.466.000
Cancelación de Deuda no Financiera en Moneda Nacional	8.750.000.000	0	130.606.466.000	139.356.466.000
TOTAL	**4.516.343.318.416**	**68.158.161.926**	**414.666.489.108**	**4.999.167.969.450**

Congreso de la Nación



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CAPÍTULO I
Planilla Nº 14
Anexa al Art. 4º



ADMINISTRACIÓN NACIONAL
GASTOS FIGURATIVOS
(para aplicaciones financieras)
(en pesos)

DESTINO	PARA APLICACIONES FINANCIERAS			TOTAL
ORIGEN / JURISDICCIÓN , CARÁCTER	A ADMINISTRACIÓN CENTRAL	A ORGANISMOS DESCENTRALIZADOS	A INSTIT. DE SEG.SOCIAL	
Ministerio de Seguridad	0	0	2.964.050.000	2.964.050.000
Administración Central	0	0	2.964.050.000	2.964.050.000
Ministerio de Defensa	0	0	36.365.416.000	36.365.416.000
Administración Central	0	0	36.365.416.000	36.365.416.000
Ministerio de Economía	0	4.679.000.000	0	4.679.000.000
Administración Central	0	4.679.000.000	0	4.679.000.000
Ministerio de Desarrollo Productivo	0	2.210.000	0	2.210.000
Administración Central	0	2.210.000	0	2.210.000
Ministerio de Obras Públicas	0	7.113.874.817	0	7.113.874.817
Administración Central	0	7.113.874.817	0	7.113.874.817
Ministerio de Salud	0	310.000	0	310.000
Administración Central	0	310.000	0	310.000
TOTAL	0	11.796.394.817	39.329.466.000	51.124.860.817



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CAPÍTULO I
Planilla Nº 15
Anexa al Art. 4º

ADMINISTRACIÓN NACIONAL
CONTRIBUCIONES FIGURATIVAS
(para aplicaciones financieras)
(en pesos)

DESTINO	PARA APLICACIONES FINANCIERAS			TOTAL
ORIGEN / JURISDICCIÓN , CARÁCTER	A ADMINISTRACIÓN CENTRAL	A ORGANISMOS DESCENTRALIZADOS	A INSTIT. DE SEG.SOCIAL	
Ministerio de Seguridad	2.964.050.000	0	0	2.964.050.000
Instituciones de Seguridad Social	2.964.050.000	0	0	2.964.050.000
Ministerio de Defensa	36.365.416.000	0	0	36.365.416.000
Instituciones de Seguridad Social	36.365.416.000	0	0	36.365.416.000
Ministerio de Economía	4.679.000.000	0	0	4.679.000.000
Organismos Descentralizados	4.679.000.000	0	0	4.679.000.000
Ministerio de Desarrollo Productivo	2.210.000	0	0	2.210.000
Organismos Descentralizados	2.210.000	0	0	2.210.000
Ministerio de Obras Públicas	7.113.874.817	0	0	7.113.874.817
Organismos Descentralizados	7.113.874.817	0	0	7.113.874.817
Ministerio de Salud	310.000	0	0	310.000
Organismos Descentralizados	310.000	0	0	310.000
TOTAL	**51.124.860.817**	**0**	**0**	**51.124.860.817**


Congreso de la Nación

Página 20 de 154

CAPÍTULO I
Planilla Anexa al Art. 6º

ADMINISTRACIÓN NACIONAL

RECURSOS HUMANOS - TOTALES POR CARÁCTER INSTITUCIONAL

CARÁCTER INSTITUCIONAL	CARGOS			HORAS DE CÁTEDRA		
	TOTAL	PERMANENTES	TEMPORARIOS	TOTAL	PERMANENTES	TEMPORARIOS
ADMINISTRACIÓN CENTRAL	283.450	273.312	10.138	221.530	92.381	129.149
ORGANISMOS DESCENTRALIZADOS	42.014	39.732	2.282	67.070	16.562	50.508
INSTITUCIONES DE SEGURIDAD SOCIAL	12.596	12.573	23	0	0	0
TOTAL	338.060	325.617	12.443	288.600	108.943	179.657

Página 21 de 154

CAPÍTULO I
Planilla Anexa al Art. 6°

ADMINISTRACION NACIONAL

RECURSOS HUMANOS - TOTALES POR JURISDICCIÓN

JURISDICCIÓN	CARGOS			HORAS DE CÁTEDRA		
	TOTAL	PERMANENTES	TEMPORARIOS	TOTAL	PERMANENTES	TEMPORARIOS
PODER LEGISLATIVO NACIONAL	15.625	10.748	4.877	0	0	0
PODER JUDICIAL DE LA NACIÓN	26.441	23.946	2.495	0	0	0
MINISTERIO PÚBLICO	10.152	9.886	266	0	0	0
PRESIDENCIA DE LA NACIÓN	1.663	1.663	0	26.150	6.500	19.650
JEFATURA DE GABINETE DE MINISTROS	1.250	1.244	6	31.650	1.650	30.000
MINISTERIO DEL INTERIOR	2.823	2.752	71	5.600	0	5.600
MINISTERIO DE RELACIONES EXTERIORES, COMERCIO INTERNACIONAL Y CULTO	1.911	1.769	142	12.487	12.487	0
MINISTERIO DE JUSTICIA Y DERECHOS HUMANOS	17.250	17.250	0	7.277	7.277	0
MINISTERIO DE SEGURIDAD	98.080	97.368	712	35.660	360	35.300
MINISTERIO DE DEFENSA	102.989	101.626	1.363	88.645	63.990	24.655
MINISTERIO DE ECONOMÍA	3.937	3.828	109	17.548	0	17.548
MINISTERIO DE DESARROLLO PRODUCTIVO	1.163	1.034	129	33.000	0	33.000
MINISTERIO DE AGRICULTURA, GANADERÍA Y PESCA	8.509	6.712	1.797	8.500	8.500	0



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ADMINISTRACIÓN NACIONAL

RECURSOS HUMANOS - TOTALES POR JURISDICCIÓN

JURISDICCIÓN	CARGOS			HORAS DE CÁTEDRA		
	TOTAL	PERMANENTES	TEMPORARIOS	TOTAL	PERMANENTES	TEMPORARIOS
MINISTERIO DE TURISMO Y DEPORTES	295	295	0	0	0	0
MINISTERIO DE TRANSPORTE	2.214	2.214	0	1.779	1.779	0
MINISTERIO DE OBRAS PÚBLICAS	1.145	1.145	0	400	0	400
MINISTERIO DE DESARROLLO TERRITORIAL Y HÁBITAT	39	39	0	0	0	0
MINISTERIO DE EDUCACIÓN	1.086	1.086	0	900	900	0
MINISTERIO DE CIENCIA, TECNOLOGÍA E INNOVACIÓN	16.959	16.959	0	0	0	0
MINISTERIO DE CULTURA	1.141	1.080	61	1.000	1.000	0
MINISTERIO DE TRABAJO, EMPLEO Y SEGURIDAD SOCIAL	14.433	14.427	6	536	0	536
MINISTERIO DE SALUD	5.894	5.856	38	458	0	458
MINISTERIO DE AMBIENTE Y DESARROLLO SOSTENIBLE	1.490	1.135	355	4.570	4.500	70
MINISTERIO DE DESARROLLO SOCIAL	1.483	1.467	16	7.640	0	7.640
MINISTERIO DE LAS MUJERES, GÉNEROS Y DIVERSIDAD	88	88	0	4.800	0	4.800
TOTAL	338.060	325.617	12.443	288.600	108.943	179.657



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Página 23 de 154



CAPÍTULO I
Planilla Anexa al Art. 6°



PODER LEGISLATIVO Y PODER JUDICIAL

RECURSOS HUMANOS

JURISDICCIÓN	CARGOS			HORAS DE CÁTEDRA		
	TOTAL	PERMANENTES	TEMPORARIOS	TOTAL	PERMANENTES	TEMPORARIOS
PODER LEGISLATIVO NACIONAL	13.930	9.119	4.811	0	0	0
PODER JUDICIAL DE LA NACIÓN	26.441	23.946	2.495	0	0	0
MINISTERIO PÚBLICO	10.152	9.886	266	0	0	0
TOTAL	**50.523**	**42.951**	**7.572**	**0**	**0**	**0**

PODER LEGISLATIVO NACIONAL

ORGANISMOS DESCENTRALIZADOS

RECURSOS HUMANOS

ORGANISMO	CARGOS			HORAS DE CÁTEDRA		
	TOTAL	PERMANENTES	TEMPORARIOS	TOTAL	PERMANENTES	TEMPORARIOS
AUDITORÍA GENERAL DE LA NACIÓN	1.695	1.629	66	0	0	0
TOTAL	**1.695**	**1.629**	**66**	**0**	**0**	**0**



CAPÍTULO I
Planilla Anexa al Art. 6º



ADMINISTRACIÓN CENTRAL
RECURSOS HUMANOS

JURISDICCIÓN / ORGANISMO	CARGOS			HORAS DE CÁTEDRA		
	TOTAL	PERMANENTES	TEMPORARIOS	TOTAL	PERMANENTES	TEMPORARIOS
PRESIDENCIA DE LA NACIÓN	**961**	**961**	**0**	**6.500**	**6.500**	**0**
SECRETARÍA GENERAL	577	577	0	0	0	0
SECRETARÍA LEGAL Y TÉCNICA	260	260	0	0	0	0
AGENCIA FEDERAL DE INTELIGEENCIA	2	2	0	6.500	6.500	0
CONSEJO NACIONAL DE COORDINACIÓN DE POLÍTICAS SOCIALES	58	58	0	0	0	0
SECRETARIA DE COMUNICACIÓN Y PRENSA	64	64	0	0	0	0
JEFATURA DE GABINETE DE MINISTROS	**733**	**733**	**0**	**30.000**	**0**	**30.000**
JEFATURA DE GABINETE DE MINISTROS	478	478	0	30.000	0	30.000
SECRETARÍA DE INNOVACIÓN PÚBLICA	148	148	0	0	0	0
SECRETARÍA DE MEDIOS Y COMUNICACIÓN PÚBLICA	63	63	0	0	0	0
SECRETARÍA DE POLITICAS INTEGRALES SOBRE DROGAS DE LA NACION ARGENTINA	44	44	0	0	0	0
MINISTERIO DEL INTERIOR	**267**	**215**	**52**	**5.600**	**0**	**5.600**
MINISTERIO DEL INTERIOR	267	215	52	5.600	0	5.600



Congreso de la Nación

"2020 - Año del General Manuel Belgrano"

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CAPÍTULO I
Planilla Anexa al Art. 6º (cont.)

ADMINISTRACIÓN CENTRAL
RECURSOS HUMANOS

JURISDICCIÓN / ORGANISMO	CARGOS			HORAS DE CÁTEDRA		
	TOTAL	PERMANENTES	TEMPORARIOS	TOTAL	PERMANENTES	TEMPORARIOS
MINISTERIO DE RELACIONES EXTERIORES, COMERCIO INTERNACIONAL Y CULTO	**1.911**	**1.769**	**142**	**12.487**	**12.487**	**0**
MINISTERIO DE RELACIONES EXTERIORES, COMERCIO INTERNACIONAL Y CULTO	1.911	1.769	142	12.487	12.487	0
MINISTERIO DE JUSTICIA Y DERECHOS HUMANOS	**16.890**	**16.890**	**0**	**7.277**	**7.277**	**0**
MINISTERIO DE JUSTICIA Y DERECHOS HUMANOS	1.114	1.114	0	0	0	0
SERVICIO PENITENCIARIO FEDERAL	15.408	15.408	0	7.277	7.277	0
ENTE DE COOPERACIÓN TÉCNICA Y FINANCIERA DEL SERVICIO PENITENCIARIO FEDERAL	230	230	0	0	0	0
PROCURACIÓN DEL TESORO DE LA NACIÓN	138	138	0	0	0	0
MINISTERIO DE SEGURIDAD	**98.014**	**97.302**	**712**	**35.660**	**360**	**35.300**
MINISTERIO DE SEGURIDAD	455	455	0	10.000	0	10.000
POLICÍA FEDERAL ARGENTINA	31.426	31.156	270	13.500	0	13.500
GENDARMERÍA NACIONAL	37.933	37.491	442	0	0	0
PREFECTURA NAVAL ARGENTINA	23.103	23.103	0	360	360	0
POLICÍA DE SEGURIDAD AEROPORTUARIA	5.097	5.097	0	11.800	0	11.800

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CAPÍTULO I
Planilla Anexa al Art. 6º (cont.)

ADMINISTRACIÓN CENTRAL
RECURSOS HUMANOS

JURISDICCIÓN / ORGANISMO	CARGOS			HORAS DE CÁTEDRA		
	TOTAL	PERMANENTES	TEMPORARIOS	TOTAL	PERMANENTES	TEMPORARIOS
MINISTERIO DE DEFENSA	**102.561**	**101.221**	**1.340**	**86.907**	**62.252**	**24.655**
MINISTERIO DE DEFENSA	420	420	0	0	0	0
ESTADO MAYOR CONJUNTO DE LAS FUERZAS ARMADAS	159	130	29	1.954	587	1.367
INSTITUTO DE INVESTIGACIONES CIENTÍFICAS Y TÉCNICAS DE LAS FUERZAS ARMADAS	336	43	293	0	0	0
ESTADO MAYOR GENERAL DEL EJERCITO	56.901	56.219	682	32.636	11.066	21.570
ESTADO MAYOR GENERAL DE LA ARMADA	26.740	26.524	216	31.786	31.786	0
ESTADO MAYOR GENERAL DE LA FUERZA AÉREA	18.005	17.885	120	20.531	18.813	1.718
MINISTERIO DE ECONOMÍA	**1.266**	**1.157**	**109**	**17.548**	**0**	**17.548**
MINISTERIO DE ECONOMÍA	727	727	0	11.248	0	11.248
INSTITUTO NACIONAL DE ESTADÍSTICA Y CENSOS	436	327	109	6.300	0	6.300
SECRETARÍA DE ENERGÍA	103	103	0	0	0	0
MINISTERIO DE DESARROLLO PRODUCTIVO	**371**	**242**	**129**	**3.000**	**0**	**3.000**
MINISTERIO DE DESARROLLO PRODUCTIVO	339	210	129	3.000	0	3.000
COMISIÓN NACIONAL DE COMERCIO EXTERIOR	32	32	0	0	0	0

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ADMINISTRACIÓN CENTRAL
RECURSOS HUMANOS



JURISDICCIÓN / ORGANISMO	CARGOS			HORAS DE CÁTEDRA		
	TOTAL	PERMANENTES	TEMPORARIOS	TOTAL	PERMANENTES	TEMPORARIOS
MINISTERIO DE AGRICULTURA, GANADERÍA Y PESCA	**343**	**343**	**0**	**0**	**0**	**0**
MINISTERIO DE AGRICULTURA, GANADERÍA Y PESCA	343	343	0	0	0	0
MINISTERIO DE TURISMO Y DEPORTES	**255**	**255**	**0**	**0**	**0**	**0**
MINISTERIO DE TURISMO Y DEPORTES	255	255	0	0	0	0
MINISTERIO DE TRANSPORTE	**366**	**366**	**0**	**1.779**	**1.779**	**0**
MINISTERIO DE TRANSPORTE	366	366	0	1.779	1.779	0
MINISTERIO DE OBRAS PÚBLICAS	**100**	**100**	**0**	**0**	**0**	**0**
MINISTERIO DE OBRAS PÚBLICAS	100	100	0	0	0	0
MINISTERIO DE DESARROLLO TERRITORIAL Y HÁBITAT	**39**	**39**	**0**	**0**	**0**	**0**
MINISTERIO DE DESARROLLO TERRITORIAL Y HÁBITAT	39	39	0	0	0	0
MINISTERIO DE EDUCACIÓN	**811**	**811**	**0**	**900**	**900**	**0**
MINISTERIO DE EDUCACIÓN	811	811	0	900	900	0
MINISTERIO DE CIENCIA, TECNOLOGÍA E INNOVACIÓN	**297**	**297**	**0**	**0**	**0**	**0**
MINISTERIO DE CIENCIA, TECNOLOGÍA E INNOVACIÓN	297	297	0	0	0	0

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ADMINISTRACIÓN CENTRAL
RECURSOS HUMANOS

JURISDICCIÓN / ORGANISMO	CARGOS			HORAS DE CÁTEDRA		
	TOTAL	PERMANENTES	TEMPORARIOS	TOTAL	PERMANENTES	TEMPORARIOS
MINISTERIO DE CULTURA	**753**	**693**	**60**	**826**	**826**	**0**
MINISTERIO DE CULTURA	753	693	60	826	826	0
MINISTERIO DE TRABAJO, EMPLEO Y SEGURIDAD SOCIAL	**1.669**	**1.663**	**6**	**536**	**0**	**536**
MINISTERIO DE TRABAJO, EMPLEO Y SEGURIDAD SOCIAL	1.669	1.663	6	536	0	536
MINISTERIO DE SALUD	**3.610**	**3.610**	**0**	**0**	**0**	**0**
MINISTERIO DE SALUD	3.610	3.610	0	0	0	0
MINISTERIO DE AMBIENTE Y DESARROLLO SOSTENIBLE	**139**	**139**	**0**	**70**	**0**	**70**
MINISTERIO DE AMBIENTE Y DESARROLLO SOSTENIBLE	139	139	0	70	0	70
MINISTERIO DE DESARROLLO SOCIAL	**1.483**	**1.467**	**16**	**7.640**	**0**	**7.640**
MINISTERIO DE DESARROLLO SOCIAL	1.169	1.160	9	7.640	0	7.640
SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	314	307	7	0	0	0
MINISTERIO DE LAS MUJERES, GÉNEROS Y DIVERSIDAD	**88**	**88**	**0**	**4.800**	**0**	**4.800**
MINISTERIO DE LAS MUJERES, GÉNEROS Y DIVERSIDAD	88	88	0	4.800	0	4.800
TOTAL	**232.927**	**230.361**	**2.566**	**221.530**	**92.381**	**129.149**



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ORGANISMOS DESCENTRALIZADOS
RECURSOS HUMANOS

JURISDICCIÓN / ENTIDAD	CARGOS			HORAS DE CÁTEDRA		
	TOTAL	PERMANENTES	TEMPORARIOS	TOTAL	PERMANENTES	TEMPORARIOS
PRESIDENCIA DE LA NACIÓN	**702**	**702**	**0**	**19.650**	**0**	**19.650**
SINDICATURA GENERAL DE LA NACIÓN	345	345	0	2.250	0	2.250
AUTORIDAD REGULATORIA NUCLEAR	169	169	0	400	0	400
AGENCIA NACIONAL DE DISCAPACIDAD	188	188	0	17.000	0	17.000
JEFATURA DE GABINETE DE MINISTROS	**517**	**511**	**6**	**1.650**	**1.650**	**0**
ENTE NACIONAL DE COMUNICACIONES	335	329	6	1.650	1.650	0
AGENCIA DE ADMINISTRACIÓN DE BIENES DEL ESTADO	169	169	0	0	0	0
AGENCIA DE ACCESO A LA INFORMACIÓN PUBLICA	13	13	0	0	0	0
MINISTERIO DEL INTERIOR	**2.556**	**2.537**	**19**	**0**	**0**	**0**
REGISTRO NACIONAL DE LAS PERSONAS	646	646	0	0	0	0
DIRECCIÓN NACIONAL DE MIGRACIONES	1.910	1.891	19	0	0	0



27591

ORGANISMOS DESCENTRALIZADOS
RECURSOS HUMANOS

JURISDICCIÓN / ENTIDAD	CARGOS			HORAS DE CÁTEDRA		
	TOTAL	PERMANENTES	TEMPORARIOS	TOTAL	PERMANENTES	TEMPORARIOS
MINISTERIO DE JUSTICIA Y DERECHOS HUMANOS	**360**	**360**	**0**	**0**	**0**	**0**
INSTITUTO NACIONAL DE ASUNTOS INDÍGENAS	9	9	0	0	0	0
INSTITUTO NACIONAL CONTRA LA DISCRIMINACIÓN, LA XENOFOBIA Y EL RACISMO	297	297	0	0	0	0
CENTRO INTERNACIONAL PARA LA PROMOCIÓN DE LOS DERECHOS HUMANOS	20	20	0	0	0	0
AGENCIA NACIONAL DE MATERIALES CONTROLADOS	34	34	0	0	0	0
MINISTERIO DE DEFENSA	**301**	**301**	**0**	**1.738**	**1.738**	**0**
INSTITUTO GEOGRÁFICO NACIONAL	106	106	0	0	0	0
SERVICIO METEOROLÓGICO NACIONAL	195	195	0	1.738	1.738	0


Congreso de la Nación

ORGANISMOS DESCENTRALIZADOS
RECURSOS HUMANOS

JURISDICCIÓN / ENTIDAD	CARGOS			HORAS DE CÁTEDRA		
	TOTAL	PERMANENTES	TEMPORARIOS	TOTAL	PERMANENTES	TEMPORARIOS
MINISTERIO DE ECONOMÍA	**2.671**	**2.671**	**0**	**0**	**0**	**0**
COMISIÓN NACIONAL DE VALORES	118	118	0	0	0	0
COMISIÓN NACIONAL DE ENERGÍA ATÓMICA	1.714	1.714	0	0	0	0
UNIDAD DE INFORMACIÓN FINANCIERA	208	208	0	0	0	0
SUPERINTENDENCIA DE SEGUROS DE LA NACIÓN	176	176	0	0	0	0
TRIBUNAL FISCAL DE LA NACIÓN	70	70	0	0	0	0
ENTE NACIONAL REGULADOR DEL GAS (ENARGAS)	310	310	0	0	0	0
ENTE NACIONAL REGULADOR DE LA ELECTRICIDAD (ENRE)	75	75	0	0	0	0
MINISTERIO DE DESARROLLO PRODUCTIVO	**792**	**792**	**0**	**30.000**	**0**	**30.000**
INSTITUTO NACIONAL DE ASOCIATIVISMO Y ECONOMÍA SOCIAL	101	101	0	30.000	0	30.000
INSTITUTO NACIONAL DE TECNOLOGÍA INDUSTRIAL	441	441	0	0	0	0
INSTITUTO NACIONAL DE LA PROPIEDAD INDUSTRIAL	170	170	0	0	0	0
SERVICIO GEOLÓGICO MINERO ARGENTINO	80	80	0	0	0	0



Congreso de la Nación

"2020 - Año del General Manuel Belgrano"

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Congreso de la Nación

"2020 - Año del General Manuel Belgrano"

ORGANISMOS DESCENTRALIZADOS
RECURSOS HUMANOS

JURISDICCIÓN / ENTIDAD	CARGOS			HORAS DE CÁTEDRA		
	TOTAL	PERMANENTES	TEMPORARIOS	TOTAL	PERMANENTES	TEMPORARIOS
MINISTERIO DE AGRICULTURA, GANADERÍA Y PESCA	**8.166**	**6.369**	**1.797**	**8.500**	**8.500**	**0**
INSTITUTO NACIONAL DE TECNOLOGÍA AGROPECUARIA	6.528	4.751	1.777	0	0	0
SERVICIO NACIONAL DE SANIDAD Y CALIDAD AGROALIMENTARIA	1.102	1.082	20	8.500	8.500	0
INSTITUTO NACIONAL DE INVESTIGACIÓN Y DESARROLLO PESQUERO	170	170	0	0	0	0
INSTITUTO NACIONAL DE VITIVINICULTURA	310	310	0	0	0	0
INSTITUTO NACIONAL DE SEMILLAS	56	56	0	0	0	0
MINISTERIO DE TURISMO Y DEPORTES	**40**	**40**	**0**	**0**	**0**	**0**
INSTITUTO NACIONAL DE PROMOCIÓN TURÍSTICA	40	40	0	0	0	0

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CAPÍTULO I
Planilla Anexa al Art. 6º (cont.)

ORGANISMOS DESCENTRALIZADOS
RECURSOS HUMANOS

JURISDICCIÓN / ENTIDAD	CARGOS			HORAS DE CÁTEDRA		
	TOTAL	PERMANENTES	TEMPORARIOS	TOTAL	PERMANENTES	TEMPORARIOS
MINISTERIO DE TRANSPORTE	**1.848**	**1.848**	**0**	**0**	**0**	**0**
ADMINISTRACIÓN NACIONAL DE AVIACIÓN CIVIL	1.608	1.608	0	0	0	0
ORGANISMO REGULADOR DEL SISTEMA NACIONAL DE AEROPUERTOS	70	70	0	0	0	0
COMISIÓN NACIONAL DE REGULACIÓN DEL TRANSPORTE	71	71	0	0	0	0
AGENCIA NACIONAL DE SEGURIDAD VIAL	90	90	0	0	0	0
JUNTA DE SEGURIDAD EN EL TRANSPORTE	9	9	0	0	0	0
MINISTERIO DE OBRAS PÚBLICAS	**1.045**	**1.045**	**0**	**400**	**0**	**400**
DIRECCIÓN NACIONAL DE VIALIDAD	863	863	0	0	0	0
ORGANISMO REGULADOR DE SEGURIDAD DE PRESAS	10	10	0	0	0	0
ENTE NACIONAL DE OBRAS HÍDRICAS DE SANEAMIENTO	24	24	0	0	0	0
INSTITUTO NACIONAL DEL AGUA	112	112	0	0	0	0
TRIBUNAL DE TASACIONES DE LA NACIÓN	36	36	0	400	0	400


Congreso de la Nación

"2020 - Año del General Manuel Belgrano"

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Congreso de la Nación

ORGANISMOS DESCENTRALIZADOS
RECURSOS HUMANOS

JURISDICCIÓN / ENTIDAD	CARGOS			HORAS DE CÁTEDRA		
	TOTAL	PERMANENTES	TEMPORARIOS	TOTAL	PERMANENTES	TEMPORARIOS
MINISTERIO DE EDUCACIÓN	**275**	**275**	**0**	**0**	**0**	**0**
COMISIÓN NACIONAL DE EVALUACIÓN Y ACREDITACIÓN UNIVERSITARIA	46	46	0	0	0	0
FUNDACIÓN MIGUEL LILLO	229	229	0	0	0	0
MINISTERIO DE CIENCIA, TECNOLOGÍA E INNOVACIÓN	**16.662**	**16.662**	**0**	**0**	**0**	**0**
CONSEJO NACIONAL DE INVESTIGACIONES CIENTÍFICAS Y TÉCNICAS	16.403	16.403	0	0	0	0
COMISIÓN NACIONAL DE ACTIVIDADES ESPACIALES	243	243	0	0	0	0
BANCO NACIONAL DE DATOS GENÉTICOS	16	16	0	0	0	0

ORGANISMOS DESCENTRALIZADOS
RECURSOS HUMANOS

JURISDICCIÓN / ENTIDAD	CARGOS			HORAS DE CÁTEDRA		
	TOTAL	PERMANENTES	TEMPORARIOS	TOTAL	PERMANENTES	TEMPORARIOS
MINISTERIO DE CULTURA	**388**	**387**	**1**	**174**	**174**	**0**
TEATRO NACIONAL CERVANTES	213	213	0	0	0	0
BIBLIOTECA NACIONAL DR. MARIANO MORENO	24	23	1	74	74	0
INSTITUTO NACIONAL DEL TEATRO	108	108	0	0	0	0
FONDO NACIONAL DE LAS ARTES	43	43	0	100	100	0
MINISTERIO DE TRABAJO, EMPLEO Y SEGURIDAD SOCIAL	**361**	**361**	**0**	**0**	**0**	**0**
SUPERINTENDENCIA DE RIESGOS DEL TRABAJO	361	361	0	0	0	0



Congreso de la Nación

"2020 - Año del General Manuel Belgrano"

CAPÍTULO I
Planilla Anexa al Art. 6º (cont.)

ORGANISMOS DESCENTRALIZADOS
RECURSOS HUMANOS

JURISDICCIÓN / ENTIDAD	CARGOS			HORAS DE CÁTEDRA		
	TOTAL	PERMANENTES	TEMPORARIOS	TOTAL	PERMANENTES	TEMPORARIOS
MINISTERIO DE SALUD	**2.284**	**2.246**	**38**	**458**	**0**	**458**
HOSPITAL NACIONAL EN RED ESPECIALIZADO EN SALUD MENTAL Y ADICCIONES "LICENCIADA LAURA BONAPARTE"	70	70	0	0	0	0
HOSPITAL NACIONAL DR. BALDOMERO SOMMER	62	62	0	0	0	0
ADMINISTRACIÓN NACIONAL DE MEDICAMENTOS, ALIMENTOS Y TECNOLOGÍA MÉDICA	263	263	0	0	0	0
INSTITUTO NACIONAL CENTRAL ÚNICO COORDINADOR DE ABLACIÓN E IMPLANTE	91	53	38	0	0	0
ADMINISTRACIÓN NACIONAL DE LABORATORIOS E INSTITUTOS DE SALUD DR. CARLOS G. MALBRÁN	432	432	0	0	0	0
HOSPITAL NACIONAL PROFESOR ALEJANDRO POSADAS	876	876	0	0	0	0
COLONIA NACIONAL DR. MANUEL A. MONTES DE OCA	102	102	0	458	0	458
INSTITUTO NACIONAL DE REHABILITACIÓN PSICOFÍSICA DEL SUR DR. JUAN OTIMIO TESONE	106	106	0	0	0	0
SUPERINTENDENCIA DE SERVICIOS DE SALUD	276	276	0	0	0	0
INSTITUTO NACIONAL DEL CÁNCER	3	3	0	0	0	0
AGENCIA NACIONAL DE LABORATORIOS PÚBLICOS	3	3	0	0	0	0
MINISTERIO DE AMBIENTE Y DESARROLLO SOSTENIBLE	**1.351**	**996**	**355**	**4.500**	**4.500**	**0**
ADMINISTRACIÓN DE PARQUES NACIONALES	1.351	996	355	4.500	4.500	0
TOTAL	**40.319**	**38.103**	**2.216**	**67.070**	**16.562**	**50.508**

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CAPÍTULO I
Planilla Anexa al Art. 6º

INSTITUCIONES DE SEGURIDAD SOCIAL

RECURSOS HUMANOS

JURISDICCIÓN / ENTIDAD	CARGOS			HORAS DE CÁTEDRA		
	TOTAL	PERMANENTES	TEMPORARIOS	TOTAL	PERMANENTES	TEMPORARIOS
MINISTERIO DE SEGURIDAD	**66**	**66**	**0**	**0**	**0**	**0**
CAJA DE RETIROS, JUBILACIONES Y PENSIONES DE LA POLICIA FEDERAL ARGENTINA	66	66	0	0	0	0
MINISTERIO DE DEFENSA	**127**	**104**	**23**	**0**	**0**	**0**
INSTITUTO DE AYUDA FINANCIERA PARA PAGO DE RETIROS Y PENSIONES MILITARES	127	104	23	0	0	0
MINISTERIO DE TRABAJO, EMPLEO Y SEGURIDAD SOCIAL	**12.403**	**12.403**	**0**	**0**	**0**	**0**
ADMINISTRACIÓN NACIONAL DE LA SEGURIDAD SOCIAL	12.403	12.403	0	0	0	0
TOTAL	**12.596**	**12.573**	**23**	**0**	**0**	**0**

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Planillas Anexas al Artículo 11

CONTRATACIÓN DE OBRAS DE INVERSIÓN

CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2021	2022	2023	RESTO	TOTAL	AVANCE (en porcentaje) 2021	2022	2023	RESTO	TOTAL
1	310	46	0	1	51	Restauración y Puesta en Valor del Edificio del Molino	86.180.000	117.888.062	146.343.760	0	350.331.820	24,6%	33,6%	41,8%	0,0%	100,0%
1	316	20	0	2	51	Reparación de Fachada y Balcones Edificio Calle Entre Ríos Nº 177, Ciudad Autónoma de Buenos Aires	50.000.000	150.000.000	0	0	200.000.000	25,0%	75,0%	0,0%	0,0%	100,0%
5	320	1	0	12	51	Adecuación y Mantenimiento IPC de Ascensores - Edificio Marcelo T. de Alvear 1840, Ciudad Autónoma de Buenos Aires	12.100.000	9.050.000	2.350.000	0	23.500.000	51,5%	38,5%	10,0%	0,0%	100,0%
5	320	23	2	13	51	Adecuación de 11 Ascensores Cámara Nacional Civil, Juzgados Nacionales Civiles, Talcahuano Nº 490 y Uruguay Nº 714, Ciudad Autónoma de Buenos Aires	15.757.975	6.753.414	0	0	22.511.389	70,0%	30,0%	0,0%	0,0%	100,0%
5	320	23	4	12	51	Adecuación y Mantenimiento de Ascensores - Perón 990, Diagonal Roque Sáenz Peña 760 y Lavalle 1554, Ciudad Autónoma de Buenos Aires	29.346.462	12.577.213	0	0	41.924.075	70,0%	30,0%	0,0%	0,0%	100,0%
5	320	24	5	1	51	Adecuación y Mantenimiento de Ascensores - Cámara Nacional Electoral - 25 de Mayo Nº 245, Ciudad Autónoma de Buenos Aires	3.930.000	9.170.000	0	0	13.100.000	30,0%	70,0%	0,0%	0,0%	100,0%
5	320	24	11	15	51	Adecuación y Mantenimiento IPC De Ascensores, Montacargas y Plataforma Elevadora - Cámara Federal de Apelaciones de Rosario, Entre Ríos Nº 435, Rosario, Provincia de Santa Fe	6.200.238	2.657.245	0	0	8.857.483	70,0%	30,0%	0,0%	0,0%	100,0%
5	320	24	11	17	51	Construcción Interior del Edificio del Tribunal Oral	21.750.000	50.750.000	0	0	72.500.000	30,0%	70,0%	0,0%	0,0%	100,0%
5	320	24	15	4	51	Construcción de Nuevo Edificio para la Centralización de la Justicia Federal, Etapa 2 - Cámara Federal y Juzgado Federal Nº 1 Resistencia - Hipólito Yrigoyen Nº 65, Resistencia Provincia de Chaco	126.100.000	296.900.000	0	0	423.000.000	29,8%	70,2%	0,0%	0,0%	100,0%
5	320	24	17	5	51	Remodelación de Edificio - Etapa 2 - Juzgado Federal 3 de Febrero - Urquiza Nº 4958, 3 de Febrero, Provincia de Buenos Aires	54.083.671	23.178.72[illegible]	0	0	77.262.39[illegible]	70,0%	30,0%	0,0%	0,0%	100,0%
5	320	24	18	6	51	Adecuación y Mantenimiento Integral Preventivo y Correctivo de Ascensores	12.441.33[illegible]	5.331.99[illegible]	0	0	17.773.33[illegible]	70,0%	30,0%	0,0%	0,0%	100,0%
5	320	24	18	8	51	Refuncionalización y Ampliación para Implementar Oralidad Juzgado Federal Nº 1, Provincia de Jujuy	8.985.00[illegible]	3.850.71[illegible]	0	0	12.835.72[illegible]	70,0%	30,0%	0,0%	0,0%	100,0%
5	335	21	0	18	51	Adecuación Integral Edificio Calle Viamonte 2010 - Archivo Administrativo	70.000.000	70.000.000	0	0	140.000.000	50,0%	50,0%	0,0%	0,0%	100,0%
5	335	21	0	27	51	Refacción de los Patios Interiores del Palacio - Patios 3 y 4	25.000.000	25.000.000	0	0	50.000.000	50,0%	50,0%	0,0%	0,0%	100,0%
5	335	21	0	31	51	Adecuación Integral para el Edificio Calle Rivadavia 737/757/771	45.000.000	45.000.000	0	0	90.000.000	50,0%	50,0%	0,0%	0,0%	100,0%
5	335	21	0	32	51	Restauración de Réplicas y Restauración de Artefactos de Iluminación del Palacio de Justicia	18.800.000	10.200.000	0	0	37.000.000	82,2%	17,8%	0,0%	0,0%	100,0%
5	335	21	0	34	51	Recambio Total de Cubierta, Zinguería y Aberturas Pesadas Edificio Viamonte Nº 2010	20.000.000	20.000.000	0	0	40.000.000	50,0%	50,0%	0,0%	0,0%	100,0%
5	335	21	0	35	51	Restauración Integral de las Escaleras Interiores Nº 8 y 10 y Obras Complementarias del Palacio de Justicia	30.000.000	17.000.000	0	0	47.000.000	63,8%	36,2%	0,0%	0,0%	100,0%
5	335	21	0	41	51	Adecuación Integral, Normalización y Mantenimiento Integral Preventivo y Correctivo del Ascensor instalado en Lavalle Nº 1250, Ciudad Autónoma de Buenos Aires	3.029.91[illegible]	485.107	0	0	3.515.02[illegible]	86,1%	13,9%	0,0%	0,0%	100,0%



Congreso de la Nación

"2020 - Año del General Manuel Belgrano"

27591

CONTRATACIÓN DE OBRAS DE INVERSIÓN

CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2021	2022	2023	RESTO	TOTAL	AVANCE (en porcentaje) 2021	2022	2023	RESTO	TOTAL
5	335	27	0	4	51	Renovación Solados Edificio Avenida de los Incas Nº 3804, Ciudad Autónoma de Buenos Aires	1.819.640	1.205.510	0	0	3.025.150	60,2%	39,8%	0,0%	0,0%	100,0%
5	335	27	0	5	51	Adecuación Integral Inmueble Aduana	5.000.000	481.351.250	0	0	486.351.250	1,0%	99,0%	0,0%	0,0%	100,0%
10	360	16	0	8	52	Puesta en Valor Fachada, Edificio Tucumán Nº 1353, Ciudad Autónoma de Buenos Aires	8.775.000	10.000.300	0	0	18.775.300	46,7%	53,3%	0,0%	0,0%	100,0%
10	360	16	0	9	53	Puesta en Valor Fachada Inmueble - Callao Nº1577, Ciudad Autónoma de Buenos Aires	2.000.000	2.124.500	0	0	4.124.500	48,5%	51,5%	0,0%	0,0%	100,0%
10	360	16	0	12	51	Puesta en Valor Inmueble Sito en Tte. Gral. J. D. Perón Nº2455, Ciudad Autónoma de Buenos Aires	60.000.000	80.000.000	0	0	140.000.000	42,9%	57,1%	0,0%	0,0%	100,0%
40	361	17	0	20	51	Construcción de Inmueble para Sede de la Defensoría de La Pampa	22.500.000	22.500.000	0	0	45.000.000	50,0%	50,0%	0,0%	0,0%	100,0%
20	301	16	0	14	51	Restauración y Puesta en Valor de Fachadas Casa de Gobierno	2.000.000	298.000.000	180.000.000	0	480.000.000	0,4%	62,1%	37,5%	0,0%	100,0%
70	301	16	0	15	51	Excavación Arqueológica En Aduana Taylor	1.000.000	149.000.000	0	0	150.000.000	0,7%	99,3%	0,0%	0,0%	100,0%
30	325	34	0	7	51	Ampliación del Centro de Frontera del Sistema de Cristo Redentor – Horcones, Provincia de Mendoza	286.057.568	601.065.247	0	0	887.122.815	32,2%	67,8%	0,0%	0,0%	100,0%
30	325	34	0	8	51	Ampliación del Centro de Frontera Paso de los Libres – Uruguayana, Provincia de Corrientes	80.020.369	175.852.763	0	0	255.873.132	31,3%	68,7%	0,0%	0,0%	100,0%
30	325	34	0	9	51	Ampliación del Centro de Frontera Posadas - Encarnación, Provincia de Misiones	188.786.871	280.980.249	0	0	469.767.120	40,2%	59,8%	0,0%	0,0%	100,0%
30	325	34	0	10	51	Refuncionalización del Centro de Frontera Concordia - Salto, Provincia de Entre Ríos	45.772.387	67.028.899	0	0	112.801.286	40,6%	59,4%	0,0%	0,0%	100,0%
41	325	28	0	16	51	Ampliación y Reforma Integral de la Delegación Comodoro Rivadavia, Provincia de Chubut	62.700.000	21.435.000	0	0	84.135.000	74,5%	25,5%	0,0%	0,0%	100,0%
41	375	46	0	10	51	Remodelación del Complejo Fronterizo Posadas "La Fraternidad" (FONPLATA 26/16)	17.790.971	54.008.317	0	0	71.799.288	24,8%	75,2%	0,0%	0,0%	100,0%
45	391	1	0	3	51	Recuperación y Mejoramiento Pavimento Sector Aeronáutico El Palomar	5.115.000	3.114.000	0	0	8.229.000	62,2%	37,8%	0,0%	0,0%	100,0%
50	106	1	0	15	51	Adecuación y Modernización de las Capacidades del Instituto Balseiro, San Carlos de Bariloche, Provincia de Río Negro	25.000.000	195.000.000	30.500.000	0	250.500.000	10,0%	77,8%	12,2%	0,0%	100,0%
50	106	1	0	17	51	Reacondicionamiento y Mejora Edilicia de las Instalaciones de la Gerencia TIC en el Centro Atómico Constituyentes, Provincia de Buenos Aires	8.000.000	25.000.000	10.500.000	0	43.500.000	18,4%	57,5%	24,1%	0,0%	100,0%
50	106	1	0	18	51	Desarrollo y Fabricación de Diodos Láser de Cascada Cuántica en Infrarrojo para la Separación Isotópica de la Comisión Nacional de Energía Atómica (CNEA)	26.700.000	18.900.000	10.500.000	0	56.100.000	47,6%	33,7%	18,7%	0,0%	100,0%
50	106	20	0	30	51	Readecuación de Servicios para la Sostenibilidad Económica y Ambiental del Centro Atómico Bariloche (CAB), Provincia de Río Negro	5.000.000	38.700.000	53.300.000	101.540.000	198.540.000	2,5%	19,5%	26,8%	51,2%	100,0%

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Planilla Anexa al Artículo 11

CONTRATACIÓN DE OBRAS DE INVERSIÓN
CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2021	2022	2023	RESTO	TOTAL	AVANCE (en porcentaje) 2021	2022	2023	RESTO	TOTAL
50	105	20	0	31	51	Readecuación de Infraestructura del Centro Atómico Bariloche (CAB), Provincia de Río Negro	20.300.000	38.300.000	52.200.000	79.500.000	190.500.000	10,8%	20,2%	27,3%	41,8%	100,0%
50	105	21	0	31	51	Extensión del Ciclo de Vida del Edificio de Producción del Centro Atómico Ezeiza, Provincia de Buenos Aires	13.000.000	54.950.000	22.725.000	500.000	91.175.000	14,3%	60,3%	24,9%	0,5%	100,0%
50	105	21	0	32	51	Adecuación de Instalaciones del Centro Atómico Ezeiza, Provincia de Buenos Aires	62.400.000	65.000.000	67.000.000	550.000	194.950.000	32,0%	33,4%	34,4%	0,3%	100,0%
50	105	25	0	19	51	Desarrollo de Tecnologías Cuánticas en Sensores de Ultra-Alta Sensibilidad e Imágenes Médicas con Resolución Micrométrica en el Centro Atómico Bariloche, Provincia de Río Negro	164.000.000	180.000.000	180.500.000	0	524.500.000	31,3%	34,3%	34,4%	0,0%	100,0%
50	105	25	0	20	51	Desarrollo y Fabricación de Micro y Nano Dispositivos, Detectores y Sensores para Uso en Aplicaciones Médicas, Energía y Memorias en el CAC, Provincia de Buenos Aires	30.000.000	136.500.000	260.500.000	0	427.000.000	7,0%	32,0%	61,0%	0,0%	100,0%
50	105	23	0	21	51	Instalación de un Sistema de Generación Eléctrica Distribuida de 400 Kw AC mediante Energía Solar Fotovoltaica en el CAC, Partido General San Martín, Provincia de Buenos Aires	19.200.000	40.700.000	12.100.000	0	72.000.000	26,7%	56,5%	16,8%	0,0%	100,0%
50	357	1	0	80	51	Iluminación General y Obra Civil Complementaria para la Instalación de la Iluminación General de los Pisos 1°,2°,3°,4°,7°, 8°,9°,10° y 11° del Edificio de Paseo Colón 189	10.500.000	4.500.000	0	0	15.000.000	70,0%	30,0%	0,0%	0,0%	100,0%
50	357	1	0	46	51	Readecuación Edilicia para el Funcionamiento de Jardín Maternal	50.000.000	50.000.000	30.000.000	0	130.000.000	38,5%	38,5%	23,1%	0,0%	100,0%
51	624	19	0	5	51	Remodelación Repositorio Geológico	48.000.000	46.500.000	66.500.000	0	161.000.000	29,8%	28,9%	41,3%	0,0%	100,0%
52	606	16	0	52	51	Provisión de Agua Potable para el Instituto de Genética, Hurlingham, Provincia de Buenos Aires	3.347.400	2.231.600	0	0	5.579.000	60,0%	40,0%	0,0%	0,0%	100,0%
52	606	16	0	73	51	Nuevo Box Animales Grandes con Laboratorio NBS 4 OIE - Centro de Investigación en Ciencias Veterinarias y Agropecuarias en Castelar, Provincia de Buenos Aires	145.000.000	203.000.000	232.000.000	0	580.000.000	25,0%	35,0%	40,0%	0,0%	100,0%
52	606	17	0	17	51	Construcción de Red de Gas Externa e Interna de Gas en la Estación Experimental Agropecuaria Guillermo Covas, Provincia de la Pampa	6.300.000	4.200.000	0	0	10.500.000	60,0%	40,0%	0,0%	0,0%	100,0%
52	606	17	0	39	51	Construcción Red de Gas en la Estación Experimental Agropecuaria Famaillá	2.433.600	1.622.400	0	0	4.056.000	60,0%	40,0%	0,0%	0,0%	100,0%
52	606	17	0	68	51	Construcción Red Eléctrica para Alimentación de Laboratorios de Semilla en la Estación Experimental Agropecuaria Oliveros, Provincia de Santa Fe	2.856.000	1.904.000	0	0	4.760.000	60,0%	40,0%	0,0%	0,0%	100,0%
52	606	17	0	70	51	Remodelación del Edificio Agencia de Extensión Rural INTA Chilecito, Provincia de La Rioja, Región Norte Grande Argentino	4.992.000	3.328.000	0	0	8.320.000	60,0%	40,0%	0,0%	0,0%	100,0%
52	606	17	0	73	51	Remodelación Red de Agua Potable Estación Experimental Agropecuaria Manfredi, Provincia de Córdoba, Región Centro Grande Argentino	4.644.000	3.096.000	0	0	7.740.000	60,0%	40,0%	0,0%	0,0%	100,0%
52	606	17	0	78	51	Sistema Automático de Depresión de Napas Laboratorio Producción Animal y Suelos, Rafaela, Provincia de Santa Fe, Región Centro Grande Argentino	1.680.000	1.120.000	0	0	2.800.000	60,0%	40,0%	0,0%	0,0%	100,0%
52	606	17	0	80	51	Provisión y Reestructuración Alimentación General de Electricidad de la Estación Experimental Agropecuaria Bordenave, Provincia de Buenos Aires, Región Centro Grande Argentino	2.292.000	1.528.000	0	0	3.820.000	60,0%	40,0%	0,0%	0,0%	100,0%
52	606	17	0	85	51	Reparación del Edificio Central y Laboratorio Apícola en la Estación Experimental Agropecuaria Famaillá, Provincia de Tucumán	9.310.584	6.207.056	0	0	15.517.640	60,0%	40,0%	0,0%	0,0%	100,0%

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Planilla Anexa al Artículo 11

CONTRATACIÓN DE OBRAS DE INVERSIÓN

CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos)					AVANCE (en porcentaje)				
							2021	2022	2023	RESTO	TOTAL	2021	2022	2023	RESTO	TOTAL
52	606	17	0	88	51	Construcción Red Cloacal y Planta de Tratamiento en la Estación Experimental Agropecuaria Ingeniero Covas, Anguil, Provincia de La Pampa	2.520.000	1.680.000	0	0	4.200.000	60,0%	40,0%	0,0%	0,0%	100,0%
57	327	67	1	4	51	Renovación Integral del Ramal M FFCC Belgrano Sur - Tramo Tapiales - Inmediaciones del Crucero General Belgrano (CAF 11175/AFD)	2.665.382.177	6.753.827.283	0	0	9.419.209.460	28,3%	71,7%	0,0%	0,0%	100,0%
57	327	67	1	18	58	Coches Ferroviarios (BID Nº2982/OC-AR)	310.837.428	223.250.052	0	0	534.087.480	58,2%	41,8%	0,0%	0,0%	100,0%
57	327	68	1	1	51	Ampliación y Mejoramiento de Paradas de Buses Urbanos	258.128.730	423.365.600	784.422.310	486.955.130	1.953.000.000	13,4%	21,9%	40,8%	24,2%	100,0%
57	327	68	1	2	51	Renovación Integral de Terminales de Buses de Larga y Media Distancia	4.578.673.790	3.150.000.000	3.600.000.000	384.826.210	11.713.500.000	39,1%	26,9%	30,7%	3,3%	100,0%
57	327	68	1	4	51	Desarrollo de Transporte Público Equitativo en Centros Urbanos	2.682.142.767	2.700.000.000	2.076.857.233	0	7.459.000.000	36,0%	36,2%	27,8%	0,0%	100,0%
57	327	68	1	5	51	Desarrollo e Implementación de Movilidad Integral Sostenible	1.743.640.000	9.810.000.000	6.930.000.000	3.241.359.900	21.725.000.000	8,0%	45,2%	31,9%	14,9%	100,0%
57	327	68	2	1	51	Desconsolidación de Transporte de Carga en Centros no Urbanos	1.713.123.383	4.500.000.000	4.500.000.000	2.285.876.617	12.999.000.000	13,4%	34,5%	34,5%	17,5%	100,0%
57	327	91	0	14	51	Reparación, Mejoras y Equipamiento Puerto Formosa	30.000.000	245.000.000	23.980.000	0	298.980.000	10,0%	82,0%	8,0%	0,0%	100,0%
57	327	91	0	21	51	Acondicionamiento Escollera Norte Puerto Quequén, Provincia de Buenos Aires	5.000.000	560.000.000	335.822.400	0	900.822.400	0,6%	62,2%	37,3%	0,0%	100,0%
57	327	91	0	48	51	Ampliación del Muelle Pesquero del Puerto de Rawson, Provincia de Chubut	5.000.000	245.000.000	20.000.000	0	270.000.000	1,9%	90,7%	7,4%	0,0%	100,0%
57	327	91	0	55	51	Reconversión Puerto Diamante, Provincia de Entre Ríos	5.000.000	33.000.000	96.960.000	0	134.960.000	3,7%	24,5%	71,8%	0,0%	100,0%
57	327	91	0	83	51	Reconversión Muelle Puerto de Concepción del Uruguay, Provincia de Entre Ríos	30.000.000	81.420.000	24.240.000	0	135.660.000	22,1%	60,0%	17,9%	0,0%	100,0%
57	327	91	0	84	51	Reconstrucción Muelle de Barcazas, Muelle de Cargas Generales y Obras Complementarias en Puerto Ibicuy, Provincia de Entre Ríos	30.000.000	210.000.000	39.960.000	0	279.960.000	10,7%	75,0%	14,3%	0,0%	100,0%
57	327	91	1	7	51	Refuncionalización Sede Central de la Subsecretaría de Puertos y Vías Navegables, Obras Dependientes de la Subsecretaría de Puertos Vías Navegables y Marina Mercante	2.000.000	26.810.000	1.677.920	0	30.487.920	6,6%	87,9%	5,5%	0,0%	100,0%
57	327	91	1	8	51	Dragado de Readecuación y Mantenimiento Riacho Barranqueras	25.010.000	184.990.000	0	0	210.000.000	11,9%	88,1%	0,0%	0,0%	100,0%
57	327	91	1	9	51	Reparación y Adecuación Puerto La Paz - Márquez	5.000.000	17.640.000	2.560.000	0	25.200.000	19,8%	70,0%	10,2%	0,0%	100,0%
57	327	91	1	10	51	Reconversión Muelles Transporte Vecinal Fronterizo, Provincia de Misiones	5.000.000	245.000.000	20.000.000	0	270.000.000	1,9%	90,7%	7,4%	0,0%	100,0%

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27591



Planillas Anexas al Artículo 11

CONTRATACIÓN DE OBRAS DE INVERSIÓN

CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2021	2022	2023	RESTO	TOTAL	AVANCE (en porcentaje) 2021	2022	2023	RESTO	TOTAL
57	327	91	1	11	51	Reconversión Muelles Transporte Vecinal Fronterizo, Provincia de Formosa	5.000.000	245.000.000	20.000.000	0	270.000.000	1,9%	90,7%	7,4%	0,0%	100,0%
57	327	91	1	12	51	Reparación y Mantenimiento Portuario, Provincia de Santa Cruz	50.000.000	220.000.000	0	0	270.000.000	18,5%	81,5%	0,0%	0,0%	100,0%
57	327	91	1	13	51	Construcción Frente Atraque, Reconstrucción, Reparación y Mantenimiento Portuario, Rosario, Provincia de Santa Fe	5.000.000	1.190.000.000	425.000.000	0	1.620.000.000	0,3%	73,5%	26,2%	0,0%	100,0%
57	327	91	1	14	51	Reparación y Mantenimiento Portuario, Ushuaia, Provincia de Tierra del Fuego	10.000.000	244.885.384	0	0	254.885.384	3,9%	96,1%	0,0%	0,0%	100,0%
57	327	91	1	15	51	Reparación de Estructuras en Muelle Almirante Storni	30.000.000	360.000.000	130.000.000	0	520.000.000	5,8%	69,2%	25,0%	0,0%	100,0%
57	327	91	1	16	51	Reflotamiento y Desguace de Artefactos Navales	50.000.000	175.000.000	25.000.000	0	250.000.000	20,0%	70,0%	10,0%	0,0%	100,0%
57	669	16	0	25	51	Continuación de Edificio de Servicio de Salvamento y Extinción de Incendio - Aeropuerto de Jujuy	4.991.049	55.228.222	0	0	60.219.271	8,3%	91,7%	0,0%	0,0%	100,0%
57	669	16	0	26	51	Construcción de Edificio de Servicio de Salvamento y Extinción de Incendio - Aeropuerto de Paraná	4.175.000	6.557.834	0	0	10.732.834	38,9%	61,1%	0,0%	0,0%	100,0%
57	669	16	0	27	51	Construcción de Edificio de Servicio de Salvamento y Extinción de Incendio - Aeropuerto de Tucumán	6.738.000	6.557.834	0	0	13.295.834	50,7%	49,3%	0,0%	0,0%	100,0%
57	669	16	0	28	51	Construcción de Edificio de Servicio de Salvamento y Extinción de Incendio - Aeropuerto de Salta	14.584.737	82.646.795	0	0	97.231.532	15,0%	85,0%	0,0%	0,0%	100,0%
57	671	16	0	1	51	Reconstrucción Edificio La Boca - Sede Central	27.786.000	107.214.000	0	0	135.000.000	20,6%	79,4%	0,0%	0,0%	100,0%
64	106	16	0	11	51	Restauración de Talleres y Edificios (Etapa 2), Instituto Nacional del Agua, Ezeiza, Provincia de Buenos Aires	9.518.000	2.000.000	0	0	11.518.000	82,6%	17,4%	0,0%	0,0%	100,0%
64	106	16	0	12	51	Restauración Sistema de Seguridad, Predio Instituto Nacional del Agua, Ezeiza, Provincia de Buenos Aires	7.500.000	2.500.000	0	0	10.000.000	75,0%	25,0%	0,0%	0,0%	100,0%
64	106	16	0	13	51	Restauración y Puesta en Valor de Edificio Centro Regional Litoral, Instituto Nacional del Agua, Santa Fe, Provincia de Santa Fe	3.000.000	2.000.000	0	0	5.000.000	60,0%	40,0%	0,0%	0,0%	100,0%
64	364	20	0	14	51	Ejecución de Obras de Equipamiento de Software y Hardware para Conectividad	11.000.000	210.430.000	0	0	221.430.000	5,0%	95,0%	0,0%	0,0%	100,0%
64	364	20	0	15	51	Ejecución de Obras de Adquisición de Equipamiento de Unidades de Frontera	3.000.000	58.540.870	0	0	61.540.870	4,9%	95,1%	0,0%	0,0%	100,0%
64	364	66	0	4	51	Ampliación de las Redes de Instrumental Sísmico - Etapa 4	8.830.000	9.000.000	9.000.000	0	26.830.000	33,2%	33,4%	33,4%	0,0%	100,0%
64	364	72	0	50	51	Restauración y Puesta en Valor de la Biblioteca Popular de Paraná, Provincia de Entre Ríos	3.000.000	26.779.400	0	0	29.779.400	10,1%	89,9%	0,0%	0,0%	100,0%

IF-2020-81646701-APN-DSGA#SLYT

CONTRATACIÓN DE OBRAS DE INVERSIÓN

CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2021	2022	2023	RESTO	TOTAL	AVANCE (en porcentaje) 2021	2022	2023	RESTO	TOTAL
64	364	72	0	78	51	Ampliación y Puesta en Valor de la Unidad Turística del Complejo Chapadmalal	37.500.000	150.000.000	100.000.000	0	287.500.000	13,0%	52,2%	34,8%	0,0%	100,0%
64	364	72	0	79	51	Restauración, Puesta en Valor y Actualización Tecnológica del Auditorio Presidente Perón	10.000.000	90.000.000	0	0	100.000.000	10,0%	90,0%	0,0%	0,0%	100,0%
64	364	72	0	80	51	Conformación de Polos Integrales de Derechos Humanos en los Sitios de Memoria Predio Ex-ESMA	10.000.000	90.000.000	0	0	100.000.000	10,0%	90,0%	0,0%	0,0%	100,0%
64	364	72	0	83	51	Ejecución de Obras de Infraestructura Social del Cuidado y Equipamiento Urbano Recreativo	1.022.300.000	19.422.300.000	0	0	20.444.600.000	5,0%	95,0%	0,0%	0,0%	100,0%
64	364	72	0	84	51	Puesta en Valor y Refuncionalización de la Estación del Ferrocarril [illegible]	17.389.500	500.000.000	500.000.000	0	1.017.389.500	1,7%	49,1%	49,1%	0,0%	100,0%
64	364	72	0	85	51	Construcción Polideportivo Hurlingham	15.000.000	135.000.000	0	0	150.000.000	10,0%	90,0%	0,0%	0,0%	100,0%
64	364	72	0	86	51	Construcción de Centros de Interpretación Ambiental - ACUMAR	2.500.000	42.500.000	0	0	45.000.000	5,6%	94,4%	0,0%	0,0%	100,0%
64	364	72	0	87	51	Construcción de Aula en el Barrio 21-24 - ACUMAR	1.500.000	20.500.000	0	0	22.000.000	6,8%	93,2%	0,0%	0,0%	100,0%
64	364	72	0	88	51	Restauración y Refuncionalización de la Unidad Turística Embalse	20.000.000	150.000.000	150.000.000	0	320.000.000	6,3%	46,9%	46,9%	0,0%	100,0%
64	364	72	0	93	51	Puesta en Valor y Refuncionalización del Edificio del Correo de la Ciudad de Santa Fe, Provincia de Santa Fe	10.000.000	122.822.750	0	0	132.822.750	7,5%	92,5%	0,0%	0,0%	100,0%
64	364	72	0	96	51	Restauración Fachada del Banco Nacional de Desarrollo	9.023.747	30.066.153	0	0	39.089.900	23,1%	76,9%	0,0%	0,0%	100,0%
64	364	72	1	70	51	Restauración y Puesta en Valor del Monumento Histórico Nacional Iglesia de San Pedro González Telmo	8.100.000	71.000.000	0	0	79.100.000	10,2%	89,8%	0,0%	0,0%	100,0%
64	364	72	1	67	51	Restauración y Puesta en Valor del Museo Nacional Estancia Jesuítica de Jesús María	12.000.000	30.000.000	0	0	42.000.000	28,6%	71,4%	0,0%	0,0%	100,0%
64	364	72	8	65	51	Construcción de Complejos Penitenciarios Modulares - Plan de Infraestructura Penitenciaria, Provincia de Buenos Aires	400.000.000	7.840.000.000	14.160.000.000	0	22.400.000.000	1,8%	35,0%	63,2%	0,0%	100,0%
64	364	72	8	67	51	Construcción de Alcaidías en Municipios - Plan de Infraestructura Penitenciaria, Provincia de Buenos Aires	300.000.000	5.880.000.000	10.620.000.000	0	16.800.000.000	1,8%	35,0%	63,2%	0,0%	100,0%
64	364	72	9	68	51	Construcción de Nuevas Unidades Residenciales - Plan de Infraestructura Penitenciaria	147.000.000	5.867.970.660	5.720.970.660	0	11.735.941.320	1,3%	50,0%	48,7%	0,0%	100,0%
64	364	72	9	69	51	Construcción de Nuevas Unidades Residenciales - Plan de Infraestructura Penitenciaria	98.000.000	3.911.980.440	3.813.980.440	0	7.823.960.880	1,3%	50,0%	48,7%	0,0%	100,0%
64	364	72	12	63	51	Restauración y Puesta en Valor del Centro Recreativo [illegible]	80.000.000	80.000.000	6.000.000	0	166.000.000	48,2%	48,2%	3,6%	0,0%	100,0%



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CONTRATACIÓN DE OBRAS DE INVERSIÓN

CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA		OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2021	2022	2023	RESTO	TOTAL	AVANCE (en porcentaje) 2021	2022	2023	RESTO	TOTAL
64	304	72	12	80	51		Plan Integral de Restauración y Refuncionalización del Asilo Unzué. Mar del Plata. Provincia de Buenos Aires	15.000.000	935.000.000	0	0	950.000.000	1,6%	98,4%	0,0%	0,0%	100,0%
64	304	72	16	83	51		Restauración y Puesta en Valor de la ex Penitenciaría "San Martín". Provincia de Córdoba	20.000.000	150.000.000	100.000.000	0	270.000.000	7,4%	55,6%	37,0%	0,0%	100,0%
64	304	73	2	40	51		Construcción de 10 Radares Meteorológicos Argentinos - Etapa III	60.000.000	1.200.000.000	1.740.000.000	0	3.000.000.000	2,0%	40,0%	58,0%	0,0%	100,0%
64	604	16	5	88	51		TFO: Ruta Nacional N° 242, Tramo: Las Lajas-Límite Chile Paso de Pino Hachado, Secc. Km. 0,00 (Empalme Ruta Nacional N°40) - Km. 58,64 (Paso de Pino Hachado)	7.336.766	82.663.234	30.000.000	0	120.000.000	6,1%	68,9%	25,0%	0,0%	100,0%
64	604	16	5	89	51		Ruta Nacional N° 003-251 Tramo: San Antonio Oeste Ruta Nacional N°251 - Empalme Ruta Provincial Secundaria N°61 / Empalme Ruta Nacional N°22 - Empalme Ruta Nacional N°3 San Antonio Oeste. Sección: Km. 1136,17 (Empalme Ruta Nacional N°251) - Km. 1180,00 / Km. 0,00 (Empalme Ruta Nacional N°22)	10.138.011	102.380.777	171.739.209	0	284.258.000	3,6%	36,0%	60,4%	0,0%	100,0%
64	604	16	6	90	51		Ruta Nacional N° 3; Tramo: Empalme Ruta Provincial Secundaria 61 - Límite Río Negro/Chubut; Sección: Km. 1180,00 - Km. 1304,31	6.725.389	103.274.611	220.000.000	0	330.000.000	2,0%	31,3%	66,7%	0,0%	100,0%
64	604	16	6	91	51		Ruta Nacional N° 40. Tramo: Límite Chubut/Río Negro - Límite Río Negro/Neuquén; Sección: Km. 1911,89 - Km. 2030,24	24.455.887	375.544.113	200.000.000	0	600.000.000	4,1%	62,6%	33,3%	0,0%	100,0%
64	604	16	5	93	51		Convenio TFO- Ruta A-3-003; Tramo: Empalme Ruta Nacional N° 3 - Ea. Ma. Luisa / Empalme Ruta Nacional N° 3 - Límite con Chile Hito 1 - San Sebastián. Sección: Km. 0,00 - Km. 80,20 / Km. 0,00 - Km. 59,99 / Km. 2673,00 - Km. 2788,29	11.618.546	83.381.454	0	0	95.000.000	12,2%	87,8%	0,0%	0,0%	100,0%
64	604	16	6	94	51		Ruta Nacional N° 60. Tramo: Tinogasta - La Gruta. Sección: Km. 1326,22 - Km. 1541,46	17.346.979	174.172.068	50.273.453	0	241.792.500	7,1%	72,0%	20,8%	0,0%	100,0%
64	604	16	6	95	51		Ruta Nacional N° 9. Tramo: Tumbaya - La Quiaca. Sección: Km. 1752,25 - Km. 1911,87	9.170.957	178.329.043	112.500.000	0	300.000.000	3,1%	59,4%	37,5%	0,0%	100,0%
64	604	16	6	96	51		Ruta Nacional N° 40. Tramo: Molinos-Abra de Acay. Sección: Km. 4454,00 - Km. 4501,00	11.616.546	176.383.454	95.000.000	0	285.000.000	4,1%	62,6%	33,3%	0,0%	100,0%
64	604	16	6	97	51		Ruta Nacional N° 40. Tramo: Abra de Acay- S.Antonio de los Cobres. Sección: Km. 4501,00 - Km. 4530,87; Ruta Nacional N° 51. Tramo: Campo Quijano-Límite con Chile. Sección: Km. 21,69 - Km. 289,70	20.152.385	309.458.615	164.806.000	0	494.416.000	4,1%	62,6%	33,3%	0,0%	100,0%
64	604	16	12	20	51		Ruta Nacional N° 237. Tramo: Piedra del Águila - Collón Curá. Sección: Km. 1498,20 (Ea. Corral de Piedra) - Km. 1519,60	42.364.471	254.598.029	0	0	296.962.500	14,3%	85,7%	0,0%	0,0%	100,0%
64	604	16	12	21	51		Ruta Nacional N° 40; Tramo: Zapala - Las Lajas; Sección: Km. 2423,21 - Km. 2482,21	20.176.106	144.823.894	0	0	165.000.000	12,2%	87,8%	0,0%	0,0%	100,0%
64	604	16	12	22	51		Ruta Nacional N° 40. Tramo: Las Lajas - Chos Malal. Sección: Km. 2506,00 - Km. 2551,00, Km. 2564,00 - Km. 2585,00	18.953.312	136.046.688	0	0	155.000.000	12,2%	87,8%	0,0%	0,0%	100,0%
64	604	16	12	23	51		Ruta Nacional N° 40. Tramo: Las Lajas - Chos Malal. Sección: Km. 2585,00 - Km. 2622,00	14.673.532	105.326.468	0	0	120.000.000	12,2%	87,8%	0,0%	0,0%	100,0%
64	604	16	12	24	51		Ruta Nacional N° 25. Tramo: Las Plumas - Paso de Indios. Sección: Km. 234,12 - Km. 313,52	44.508.946	449.479.480	129.996.877	0	623.985.003	7,1%	72,0%	20,8%	0,2%	100,0%
64	604	16	12	25	51		Ruta Nacional N° 3. Tramo: Límite Río Negro/Chubut - Puerto Madryn. Sección: Km. 1304,57 - Km. 1394,80	25.290.077	296.209.923	0	0	322.500.000	8,2%	91,8%	0,0%	0,0%	100,0%

17

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Planillas Anexas al Artículo 11



CONTRATACIÓN DE OBRAS DE INVERSIÓN

CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2021	2022	2023	RESTO	TOTAL	AVANCE (en porcentaje) 2021	2022	2023	RESTO	TOTAL
64	604	16	12	26	51	Ruta Nacional N° 1S40; Tramo: Empalme Ruta Provincial N° 8 - Empalme Ruta Nacional N° 40 (Ex Ruta Nacional N° 258); Sección: Km. 200,00 (Empalme Ruta Provincial N° 8) - Km. 246,29 (Puente sobre Río Chubut)	22.957.12[illegible]	218.426.879	0	0	241.384.000	9,5%	90,5%	0,0%	0,0%	100,0%
64	604	16	12	27	51	Ruta Nacional N° 3; Tramo: Límite Chubut/Santa Cruz - Caleta Olivia; Sección: Prog. Km. 1856,91 - Prog. Km. 1871,10, Prog. Km. 1878,30 - Prog. Km. 1908,00	38.304.876	226.396.12[illegible]	0	0	265.401.000	14,3%	85,7%	0,0%	0,0%	100,0%
64	604	16	12	29	51	Ruta Nacional N° 003; Tramo: Tolhuin - Rancho; Sección: Km. 2949,84 - Km. 2974,42	12.472.902	140.527.498	0	0	153.000.000	8,2%	91,8%	0,0%	0,0%	100,0%
64	604	16	12	30	51	Ruta Nacional N° 35; Tramo: Límite con Buenos Aires - Bernasconi; Sección: Km. 125 - Km. 146	24.455.887	275.544.113	0	0	300.000.000	8,2%	91,8%	0,0%	0,0%	100,0%
64	604	16	12	31	51	Ruta Nacional N° 35; Tramo: Embajador Martini; Sección: Km. 453 - Km. 463	18.341.915	131.658.085	0	0	150.000.000	12,2%	87,8%	0,0%	0,0%	100,0%
64	604	16	12	36	51	Ruta Nacional N° 86; Tramo: Empalme Ruta Nacional N°95 - Empalme Ruta Provincial N° 28; Sección: Km. 1486,50 - Km. 1547	27.687.78[illegible]	425.173.01[illegible]	0	0	452.860.800	6,1%	93,9%	0,0%	0,0%	100,0%
64	604	16	12	37	51	Ruta Nacional N° 86; Tramo: San Martín 2 - Empalme Ruta Provincial N° 28; Sección: Km. 1547 - Km. 1609	16.062.87[illegible]	246.661.200	0	0	262.724.000	6,1%	93,9%	0,0%	0,0%	100,0%
64	604	16	12	39	51	Ruta Nacional N° 1V38; Tramo: Concepción - Famaillá; Sección: Km. 758,50 - Km. 775,90	8.448.286	50.771.714	0	0	59.220.000	14,3%	85,7%	0,0%	0,0%	100,0%
64	604	16	12	40	51	Ruta Nacional N° 16; Tramo: Talavera - El Galpón; Sección: Km. 574,33 - Km. 661,30	33.912.91[illegible]	203.867.02[illegible]	0	0	237.779.000	14,3%	85,7%	0,0%	0,0%	100,0%
64	604	16	12	41	51	Ruta Nacional N° 16; Tramo: Joaquín Víctor González - Empalme Ruta Nacional N°9/34; Sección: Km. 661,00 - Km. 707,29	51.584.76[illegible]	310.009.23[illegible]	0	0	361.594.000	14,3%	85,7%	0,0%	0,0%	100,0%
64	604	16	12	42	51	Ruta Nacional N° 52; Tramo: Empalme Ruta Provincial N° 70 - Límite con Chile; Sección: Km. 186,02 - Km. 257,06	23.850.787	143.336.213	0	0	167.187.000	14,3%	85,7%	0,0%	0,0%	100,0%
64	604	16	12	43	51	Rutas Nacionales N° 9, 40, 52 y 66. Provincia de Jujuy	38.958.482	294.125.56[illegible]	14.461.917	0	347.546.000	11,2%	84,6%	4,2%	0,0%	100,0%
64	604	16	12	44	51	Ruta Nacional N° 52; Tramo: Susques - Empalme Ruta Provincial N° 70; Sección: Km. 135,89 - Km. 257,06	17.027.717	261.477.283	0	0	278.505.000	6,1%	93,9%	0,0%	0,0%	100,0%
64	604	16	12	45	51	Ruta Nacional N° 52; Tramo: Límite con Salta - Susques; Sección: Km. 129,00 - Km. 135,89	7.806.21[illegible]	119.873.88[illegible]	0	0	127.680.000	6,1%	93,9%	0,0%	0,0%	100,0%
64	604	16	12	46	51	Ruta Nacional N° 52; Tramo: Límite con Salta - Susques; Sección: Km. 113,44 - Km. 129,00	7.370.72[illegible]	113.184.7[illegible]	0	0	120.555.4[illegible]	6,1%	93,9%	0,0%	0,0%	100,0%
64	604	16	12	47	51	Ruta Nacional N° 1V38; Tramo: Concepción - Famaillá; Sección: Km. 735,32 - Km. 758,50	5.502.57[illegible]	84.497.42[illegible]	0	0	90.000.000	6,1%	93,9%	0,0%	0,0%	100,0%
64	604	16	12	48	51	Ruta Nacional N° 9; Tramo: Río Yala - Volcán; Sección: Km. 1708,79 - Km. 1732,66	39.843.19[illegible]	449.156.807	0	0	489.000.000	8,2%	91,8%	0,0%	0,0%	100,0%
64	604	16	12	49	51	Ruta Nacional N° 16; Tramo: Límite Chaco - Monte Quemado	7.339.766	172.660.234	0	0	180.000.000	4,1%	95,9%	0,0%	0,0%	100,0%

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CONTRATACIÓN DE OBRAS DE INVERSIÓN
CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2021	2022	2023	RESTO	TOTAL	AVANCE (en porcentaje) 2021	2022	2023	RESTO	TOTAL
64	604	16	12	50	51	Ruta Nacional Nº 12, Tramo: Límite con Entre Ríos - A. Espíndola	6.725.369	158.274.631	0	0	165.000.000	4,1%	95,9%	0,0%	0,0%	100,0%
64	604	16	12	51	51	Ruta Nacional Nº 14, Tramo: Cuay Grande - Yrigoyen	6.725.369	158.274.631	0	0	165.000.000	4,1%	95,9%	0,0%	0,0%	100,0%
64	604	16	12	52	51	Ruta Nacional Nº 127, Tramo: Límite con Entre Ríos - Empalme Ruta Nacional Nº14	6.725.369	158.274.631	0	0	165.000.000	4,1%	95,9%	0,0%	0,0%	100,0%
64	604	16	12	55	51	Ruta Nacional Nº 178, Tramo: Límite con Santa Fe - Villa Eloisa, Sección: Km. 48,000 - Km. 146,79	3.668.383	176.331.617	0	0	180.000.000	2,0%	98,0%	0,0%	0,0%	100,0%
64	604	16	12	56	51	Ruta Nacional Nº 1-V-09, Tramo: Empalme A005 - Cascaraña, Sección: Km. 218,74 - 284,27	12.472.502	140.527.498	0	0	153.000.000	8,2%	91,8%	0,0%	0,0%	100,0%
64	604	16	12	57	51	Ruta Nacional Nº 1-V-09, Tramo: Cascaraña - Tortugas, Sección: Km. 284,27 - 419,27	23.233.092	261.766.908	0	0	285.000.000	8,2%	91,8%	0,0%	0,0%	100,0%
64	604	16	12	58	51	Ruta Nacional Nº 158, Tramo: San Francisco - Las Varillas, Sección: Km.36,000 - Km. 76,000	6.052.852	290.947.148	0	0	297.000.000	2,0%	98,0%	0,0%	0,0%	100,0%
64	604	16	12	59	51	Ruta Nacional Nº 1-V-09, Tramo: Villa María - James Craik, Sección: Km. 559,80 - Km. 593	3.668.383	176.331.617	0	0	180.000.000	2,0%	98,0%	0,0%	0,0%	100,0%
64	604	16	12	60	51	Ruta Nacional Nº 60, Tramo: Dean Funes - Quilino, Sección: Km. 823,85 - Km. 861,00	3.668.383	176.331.617	0	0	180.000.000	2,0%	98,0%	0,0%	0,0%	100,0%
64	604	16	12	61	51	Ruta Nacional Nº 40, Tramo: Límite con Mendoza/Neuquén - Empalme Ruta Provincial Nº 221, Sección: Km. 2743,89 - Km. 2776,66	46.337.180	332.607.820	0	0	378.945.000	12,2%	87,8%	0,0%	0,0%	100,0%
64	604	16	12	62	51	Ruta Nacional Nº 146, Tramo: Límite con San Luis/Mendoza - Monte Comán, Sección: Km. 221,52 - Km. 274,00	43.248.641	259.911.609	0	0	303.160.250	14,3%	85,7%	0,0%	0,0%	100,0%
64	604	16	12	63	51	Ruta Nacional Nº 79, Tramo: Límite con San Luis/La Rioja - Ulapes, Sección: Km. 40,49 - Km. 87,875	20.379.905	229.620.095	0	0	250.000.000	8,2%	91,8%	0,0%	0,0%	100,0%
64	604	16	12	64	51	Ruta Nacional Nº 38, Tramo: Bazán - Límite con Catamarca, Sección: Km. 480,33 - Km. 526,00	21.388.901	153.611.099	0	0	175.000.000	12,2%	87,8%	0,0%	0,0%	100,0%
64	604	16	12	65	51	Ruta Nacional Nº 38, Tramo: Límite con Córdoba/San Luis - Empalme Ruta Nacional Nº 79 - Chamical, Sección: Km. 211,56 - Km. 297,11	23.477.651	216.522.349	0	0	240.000.000	9,8%	90,2%	0,0%	0,0%	100,0%
64	604	16	12	66	51	Ruta Nacional Nº 40, Tramo: Límite Mendoza/San Juan - Y.A. Media Agua, Sección: Km. 3377,83 - Km. 3401	5.502.574	264.497.426	0	0	270.000.000	2,0%	98,0%	0,0%	0,0%	100,0%
64	604	16	12	67	51	Ruta Nacional Nº 40, Tramo: Adan Quiroga - Tucumán, Sección: Km. 2880,48 - Km. 2975,24	4.585.479	220.414.521	0	0	225.000.000	2,0%	98,0%	0,0%	0,0%	100,0%
64	604	16	12	68	51	Ruta Nacional Nº 141, Tramo: Límite La Rioja/San Juan - Marayes, Sección: Km. 81,86 - 108,14	3.974.082	191.025.918	0	0	195.000.000	2,0%	98,0%	0,0%	0,0%	100,0%
64	604	16	12	70	51	Ruta Nacional Nº 153, Tramo: Empalme Ruta Nacional Nº 40 - Pedernal, Sección: Km. 74,31 - Km. 75,46	3.209.839	154.290.161	0	0	157.500.000	2,0%	98,0%	0,0%	0,0%	100,0%

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Congreso de la Nación

"2020 - Año del General Manuel Belgrano"

27591

Planilla Anexa al Artículo 1°

CONTRATACIÓN DE OBRAS DE INVERSIÓN

CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2021	2022	2023	RESTO	TOTAL	AVANCE (en porcentaje) 2021	2022	2023	RESTO	TOTAL
64	604	16	12	71	51	Ruta Nacional Nº 007. Tramo: Empalme Ruta Nacional Nº 168 - Santa Fe Entrada. Sección: Km. 0,00 - 14,4	1.834.19	88.165.80	0	0	90.000.00	2,0%	98,0%	0,0%	0,0%	100,0%
64	604	16	12	73	51	Ruta Nacional Nº 151. Tramo: Acceso Cipolletti - Límite La Pampa, Sección: Km. 3,30 - Km. 150,18	18.341.91	281.658.08	0	0	300.000.00	6,1%	93,9%	0,0%	0,0%	100,0%
64	604	16	12	75	51	Ruta Nacional Nº 151. Tramo: Límite con Río Negro - Empalme Ruta Nacional Nº 143, Sección: Km.150,18 - Km.315,75	13.756.43	211.243.56	0	0	225.000.00	6,1%	93,9%	0,0%	0,0%	100,0%
64	604	16	13	1	51	Ruta Nacional Nº 3. Tramo: Coronel Dorrego - Empalme Ruta Nacional Nº 1V03 - Pje. El Triángulo. Sección: Km. 590,15 - Km. 865,75	11.616.54	178.383.45	95.000.00	0	285.000.00	4,1%	62,6%	33,3%	0,0%	100,0%
64	604	16	13	2	51	Ruta Nacional Nº 78. Tramo: Empalme Ruta Nacional Nº 40 - Límite La Rioja/Catamarca. Sección: Km. 0,00 - Km. 81,15	5.665.81	87.061.05	115.833.33	0	208.499.99	2,7%	41,7%	55,6%	0,0%	100,0%
64	604	16	13	3	51	Convenio TPC: Ruta Nacional Nº 76. Tramo: Vinchina - Límite con Chile. Sección: Km. 178,35 - Km. 377,21	6.113.97	52.219.36	41.666.66	0	100.000.00	6,1%	52,2%	41,7%	0,0%	100,0%
64	604	16	13	4	51	Ruta Nacional Nº 188, Tramo: Empalme Ruta Nacional Nº 33 - Intersección Ruta Nacional Nº 35, Sección: Km. 360,960 - Km. 478,950; Provincias de Buenos Aires y La Pampa	36.496.83	347.249.38	0	0	383.746.00	9,5%	90,5%	0,0%	0,0%	100,0%
64	604	16	13	5	51	Ruta Nacional Nº 188. Tramo: San Nicolás - Pergamino, Sección: Km. 2,00 - Km. 71,87	16.928.90	161.071.09	0	0	178.000.00	9,5%	90,5%	0,0%	0,0%	100,0%
64	604	16	13	7	51	Ruta Nacional Nº 188. Tramo: Junín - Villegas. Sección: Km. 163,950 - 350,950	19.713.42	187.564.58	0	0	207.278.01	9,5%	90,5%	0,0%	0,0%	100,0%
64	604	16	21	10	51	Ruta Nacional Nº A001 - Acceso Sudeste - Sección: Prog. 60,02 - Prog. 45,52. Triángulo de Bernal - Pte. Calle Dolorreta - Avellaneda	27.512.87	122.487.12	0	0	150.000.00	18,3%	81,7%	0,0%	0,0%	100,0%
64	604	16	21	11	51	Ruta Nacional Nº 205/226. Tramo: Saladillo - Bolívar. Sección: Km. 188,98 - Km. 317,41 y Tramo: Olavarría - Bolívar. Sección: Km. 300,00 - Km. 404,50	35.076.43	333.736.80	0	0	368.813.24	9,5%	90,5%	0,0%	0,0%	100,0%
64	604	16	22	10	51	Ruta Nacional Nº 148. Tramo: Límite San Luis/Córdoba - Villa Dolores. Sección: Km. 825,000 - Km. 868,600	7.364.26	113.070.08	0	0	120.433.34	6,1%	93,9%	0,0%	0,0%	100,0%
64	604	16	24	10	51	Ruta Nacional Nº 146. Tramo: Límite San Luis/Mendoza - Monte Comán. Sección: Km. 278,00 - Km. 336,80.	21.398.90	328.601.09	0	0	350.000.00	6,1%	93,9%	0,0%	0,0%	100,0%
64	604	16	24	11	51	Repavimentación Parcial. Ruta Nacional Nº 40. Tramo: Luján de Cuyo - Mendoza A/V R.N.Nº 7, Sección: 3273,41 - 3279,83	24.807.07	178.064.92	0	0	202.872.00	12,2%	87,8%	0,0%	0,0%	100,0%
64	604	16	24	12	51	Fresado y Restitución de Calzada - Restitución de Banquinas, Ruta Nacional Nº 7, Tramo: San Martín - Mendoza Pme. Sup. Sección: 1011,49 - 1036,43	14.231.89	276.754.07	68.193.33	0	340.180.00	4,1%	73,3%	18,7%	0,0%	100,0%
64	604	16	24	13	51	Calzadas Principales (Refuerzo): Ruta Nacional Nº 40. Tramo: Jocolí - Límite Mendoza/San Juan, Sección: 3323,17 - 3377,88	11.703.05	227.565.69	143.561.29	0	382.830.00	3,1%	59,4%	37,5%	0,0%	100,0%
64	604	16	24	14	51	Fresado y Restitución en Calzada - Restitución de Banquinas, Ruta Nacional Nº 40. Tramo: Bardas Blancas - Malargüe, Sección: 2837,27 - 2947,3	10.815.86	136.604.14	0	0	147.420.00	7,3%	92,7%	0,0%	0,0%	100,0%
64	604	16	24	15	51	Fresado y Restitución de Calzada. Ruta Nacional Nº 40. Tramo: Tunuyán - Anchoris. Sección: 3226,13 - 3265,82	12.511.93	192.133.06	0	0	204.645.00	6,1%	93,9%	0,0%	0,0%	100,0%

Página 48 de 154

Congreso de la Nación

"2020 - Año del General Manuel Belgrano"

27591

CONTRATACIÓN DE OBRAS DE INVERSIÓN

CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2021	2022	2023	RESTO	TOTAL	AVANCE (en porcentaje) 2021	2022	2023	RESTO	TOTAL
64	604	16	24	16	51	Fresado y Restitución en Calzada Ascendente - Restitución de Banquinas, Ruta Nacional Nº 40, Tramo: Anchoris - Luján de Cuyo, Sección: 3345,80 - 3373,41	12.898.737	250.811.346	17.586.934	0	281.295.00[illegible]	4,6%	89,2%	6,3%	0,0%	100,0%
64	604	16	24	17	51	Ruta Nacional Nº 0143, Tramo: San Rafael (Salida) - Pareditas, Sección: Km. 533,8* - Km. 585,56	14.436.104	103.623.240	0	0	118.060.38[illegible]	12,2%	87,8%	0,0%	0,0%	100,0%
64	604	16	27	1	51	Red de Mantenimiento 7º Distrito - Santa Fe - Malla A (M07A)	14.673.532	45.326.468	0	0	60.000.000	24,5%	75,5%	0,0%	0,0%	100,0%
64	604	16	27	10	51	Ruta Nacional Nº 1V09, Tramo: Cortadera de Gomez Enlace y Salida, Sección: Km. 375,27 - Km. 379,00	10.140.876	100.435.124	0	0	110.576.000	9,2%	90,8%	0,0%	0,0%	100,0%
64	604	16	28	10	51	Ruta Nacional Nº 79, Tramo: Límite San Luis/La Rioja - Ulapes, Sección: Km. 69,02 - Km. 96,42	14.799.602	227.262.398	0	0	242.062.000	6,1%	93,9%	0,0%	0,0%	100,0%
64	604	16	28	11	51	Ruta Nacional Nº 79, Tramo: Empalme Ruta Nacional Nº 141 - Santa Rita Ruta Provincial Nº 31, Sección: Km. 137,10 - Km. 170,67	15.284.823	109.715.177	0	0	125.000.000	12,2%	87,8%	0,0%	0,0%	100,0%
64	604	16	28	12	51	Ruta Nacional Nº 0075, Tramo: Empalme Ruta Nacional Nº 150 - Empalme Ruta Nacional Nº 40, Sección: Km. 33,86-Km. 40,86 y Km. 75,83-Km. 112,74	11.269.273	142.330.727	0	0	153.600.000	7,3%	92,7%	0,0%	0,0%	100,0%
64	604	16	28	13	51	Ruta Nacional Nº 2141, Tramo: Empalme Ruta Nacional Nº 75 - Chepes, Sección: Km. 1,31 - Km. 29,65	7.552.291	95.385.309	0	0	102.937.600	7,3%	92,7%	0,0%	0,0%	100,0%
64	604	16	32	1	51	Red de Mantenimiento 12º Distrito - Neuquén - Malla A (M12A)	14.673.532	45.326.468	0	0	60.000.000	24,5%	75,5%	0,0%	0,0%	100,0%
64	604	16	32	10	51	Fresado y Restitución de Calzada Ascendente - Restitución de Banquinas, Ruta Nacional Nº 0237, Tramo: Piedra del Águila - Confluencia, Sección: Km. 1481,80 (Empalme Ruta Provincial Nº 27) - Km. 1488,28 (Ex. Control de Peaje (D))	7.714.991	97.440.209	0	0	105.155.200	7,3%	92,7%	0,0%	0,0%	100,0%
64	604	16	33	10	51	Obra de Conservación Mejorativa de Trabajos de Bacheo y Carpetas, Ruta Nacional Nº 0016, Tramo: Empalme R.N.Nº 95 - Los Tamariscos, Sección: Km. 1432,80 - Km. 1468,00	9.087.358	114.808.442	0	0	123.895.800	7,3%	92,7%	0,0%	0,0%	100,0%
64	604	16	35	1	51	Red de Mantenimiento 15º Distrito - Misiones - Malla A (M15A)	14.673.532	45.326.468	0	0	60.000.000	24,5%	75,5%	0,0%	0,0%	100,0%
64	604	16	36	10	51	Obra de Conservación Mejorativa - Bacheo y Microaglomerado, Ruta Nacional Nº 0009, Tramo: Límite Córdoba/Santiago del Estero - Río Saladillo, Sección: (Km. 910,00 - Km. 931,00)	9.156.284	115.643.716	0	0	124.800.000	7,3%	92,7%	0,0%	0,0%	100,0%
64	604	16	36	11	51	Obra de Conservación Mejorativa - Bacheo y Microaglom., Ruta Nacional Nº 0009, Tramo: Límite Córdoba/Santiago del Estero - Río Saladillo, Sección: (Km. 931,00 - Km. 959,00)	9.156.284	115.643.716	0	0	124.800.000	7,3%	92,7%	0,0%	0,0%	100,0%
64	604	16	38	1	51	Red de Mantenimiento 18º Distrito - Chaco - Malla A (M18A)	33.846.123	112.988.677	0	0	146.834.800	23,1%	76,9%	0,0%	0,0%	100,0%
64	604	16	40	1	51	Red de Mantenimiento 20º Distrito - Río Negro - Malla A (M20A)	14.673.532	45.326.468	0	0	60.000.000	24,5%	75,5%	0,0%	0,0%	100,0%
64	604	16	40	10	51	Conservación Mejorativa - Bacheo y Carpetines, Ruta Nacional Nº 0022, Tramo: Chelforó - General Roca, Sección: (Km. 1080,50 - Km. 1137,50)	28.043.580	86.626.420	0	0	114.670.000	24,5%	75,5%	0,0%	0,0%	100,0%
64	604	16	40	11	51	Fresado, Ejecución de Carpetines, Bacheo y Construcción de Cabezas de Hº, Ruta Nacional Nº 0022, Tramo: Límite La Pampa - Chelforó, Empalme Ruta Nacional Nº 152, Sección: Km. 957,18 - Km. 1.050,00	10.238.83[illegible]	129.316.3[illegible]	0	0	139.555.20[illegible]	7,3%	92,7%	0,0%	0,0%	100,0%

Página 49 de 154

27591

CONTRATACIÓN DE OBRAS DE INVERSIÓN

CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos)					AVANCE (en porcentaje)				
							2021	2022	2023	RESTO	TOTAL	2021	2022	2023	RESTO	TOTAL
64	604	16	42	1	51	Red de Mantenimiento 23° Distrito - Formosa - Malla A (822A)	14.673.632	45.326.408	0	0	60.000.000	24,5%	75,5%	0,0%	0,0%	100,0%
64	604	16	42	10	51	Ruta Nacional N° 95. Tramo: Empalme Ruta Nacional N° 81 - Empalme Ruta Nacional N° 86. Sección: Km. 1347,22 - Km. 1410,35	15.900.976	244.174.886	0	0	260.075.862	6,1%	93,9%	0,0%	0,0%	100,0%
64	604	16	42	11	51	Ruta Nacional N° 95. Tramo: Límite c/Chaco - Empalme Ruta Nacional N° 81. Sección: Km. 1266,31 - Km. 1347,22	21.646.003	332.395.597	0	0	354.041.600	6,1%	93,9%	0,0%	0,0%	100,0%
64	604	16	43	10	51	Corredor TFO. Ruta Nacional N° 0003/0040/0281/0298/0260	102.714.721	457.285.279	0	0	560.000.000	18,3%	81,7%	0,0%	0,0%	100,0%
64	604	16	44	10	51	Sistema Modular Ruta Nacional N° 3 Tramo San Sebastián - Tolhuin/Complementaria I San Sebastián - Límite con Chile	5.237.838	273.179.[illegible]	235.582.338	0	514.000.000	1,0%	53,1%	45,8%	0,0%	100,0%
64	604	16	45	9	51	Señalamiento Horizontal. Rutas Nacionales. Provincias Santa Fe, Corrientes, Misiones y Entre Ríos	77.618.093	783.841.907	226.700.000	0	1.088.160.000	7,1%	72,0%	20,8%	0,0%	100,0%
64	604	16	45	10	51	Señalamiento Horizontal. Rutas Nacionales. Provincias de Tucumán, Salta, Jujuy, Catamarca, Chaco y Formosa	74.456.754	751.948.825	217.475.417	0	1.043.880.000	7,1%	72,0%	20,8%	0,0%	100,0%
64	604	16	45	11	51	Señalamiento Horizontal. Rutas Nacionales. Provincias Chubut, Río Negro, Santa Cruz y Tierra del Fuego Antártida e Islas del Atlántico Sur y localidad de Bahía Blanca	87.863.671	887.308.952	256.624.377	0	1.231.797.000	7,1%	72,0%	20,8%	0,0%	100,0%
64	604	16	45	12	51	Señalamiento Horizontal. Rutas Nacionales. Provincias Buenos Aires, Mendoza, Neuquén, San Luis y La Pampa	76.936.895	776.962.688	224.710.417	0	1.078.610.000	7,1%	72,0%	20,8%	0,0%	100,0%
64	604	16	45	13	51	Señalamiento Horizontal. Rutas Nacionales. Provincias Córdoba, La Rioja, San Juan y Santiago del Estero	78.504.811	763.305.430	220.873.759	0	1.069.234.000	7,1%	72,0%	20,8%	0,0%	100,0%
64	604	22	19	81	51	Repavimentación Ruta Provincial N° 6. Tramo: Intersección con la Ruta Nacional N° 12, Provincia Buenos Aires	12.291.008	59.505.992	0	0	71.796.000	17,1%	82,9%	0,0%	0,0%	100,0%
64	604	26	3	28	51	Malla 101 - Ruta Nacional N° 0003, Tramo: Ruta Provincial N° 47 - Comandante Luis Piedrabuena, Provincia de Santa Cruz (CAF S/N)	1.895.120	1.268.174.880	1.016.084.000	0	2.285.144.000	0,1%	55,5%	44,4%	0,0%	100,0%
64	604	26	4	19	51	Malla 509 - Ruta Nacional N° 0012, Tramo: Empalme Ruta Provincial N° 23 - Intersección Ruta Nacional N° 123 y Ruta Nacional N° 0123, Tramo: Empalme Ruta Provincial N° 27 - Intersección Ruta Nacional N°12 (BID N°3050)	281.176.150	839.538.000	0	0	1.120.714.150	25,1%	74,9%	0,0%	0,0%	100,0%
64	604	26	4	72	51	Malla 137 - Ruta Nacional N° 0151, Provincia de La Pampa	122.279.433	827.720.567	140.000.000	0	1.090.000.000	11,2%	75,9%	12,8%	0,0%	100,0%
64	604	26	4	80	51	Malla 235 - Ruta Nacional N° 11/05, Provincia de Santa Fe	98.068.105	703.931.895	130.000.000	0	932.000.000	10,5%	75,5%	13,9%	0,0%	100,0%
64	604	26	4	84	51	Malla 408D - Ruta Nacional N° 0157, Tramo: Acceso Fñas - Intersección Ruta Provincial N° 329, Provincia de Tucumán	10.758.240	535.090.760	1.132.650.000	0	1.678.000.000	0,6%	31,9%	67,5%	0,0%	100,0%
64	604	26	4	86	51	Malla 131 - Ruta Nacional N° 0237, Tramo: Intersección Ruta Provincial N° 27 - Puerto A° Leroy Chico y Ruta Nacional N° 0234, Tramo: Intersección Ruta Nacional N° 40 - Intersección Ruta Nacional N° 237 (CAF S/N)	1.462.800	1.314.787.800	1.316.250.000	0	2.632.500.000	0,1%	49,9%	50,0%	0,0%	100,0%
64	604	26	4	97	51	Malla 304 - Ruta Nacional N° 0038, Tramo: Límite Córdoba - Intersección Ruta Nacional N° 75 y Ruta Nacional N° 0079, Tramo: Intersección R.N. N° 38 - Intersección Ruta Nacional N° 60, Provincia de La Rioja (CAF S/N)	842.400	1.346.987.600	1.516.320.000	0	2.864.150.000	0,0%	47,0%	52,9%	0,0%	100,0%

Página 50 de 154

Congreso de la Nación

27591

Planilla Anexa al Artículo 11

CONTRATACIÓN DE OBRAS DE INVERSION

CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2021	2022	2023	RESTO	TOTAL	AVANCE (en porcentaje) 2021	2022	2023	RESTO	TOTAL
64	604	26	4	98	51	Malla 104 - Ruta Nacional N° 0143, Tramo: El Carancho - Empalme Ruta Provincial N° 20 (Chacharramendi) y Ruta Nacional N° 0152, Tramo: Empalme Ruta Nacional N° 35 - El Carancho, Provincia de La Pampa	146.822.40	1.174.790.800	1.081.377.000	0	2.403.000.000	6.1%	48.9%	45.0%	0.0%	100.0%
64	604	26	5	1	51	Malla 340 - Ruta Nacional N° 0141, Provincia de San Juan	98.068.106	703.931.894	130.000.000	0	932.000.000	10.5%	75.5%	13.9%	0.0%	100.0%
64	604	26	5	11	51	Malla 408A - Ruta Nacional N° 0060, Tramo: Límite Córdoba - Empalme Ruta Nacional N° 157 y Ruta Nacional N° 0157, Tramo: Intersección Ruta Nacional N° 60 - 1 km, Provincia de Catamarca (CAF S/N)	4.740.081	2.049.295.250	1.106.019.020	0	3.160.054.350	0.1%	64.9%	35.0%	0.0%	100.0%
64	604	26	5	37	51	Malla 441 - Ruta Ruta Nacional N° 0038, Tramo: Inicio Circunvalación Catamarca - Límite Catamarca/Tucumán, Provincia de Catamarca (CAF S/N)	1.587.580	766.244.890	511.229.320	0	1.278.073.800	0.1%	59.9%	40.0%	0.0%	100.0%
64	604	26	5	29	51	Malla 632 - Ruta Nacional N° 0040 - Ruta Nacional N° 40 Tramo: Est. La Paloma - Empalme R.N.N° 259 y R.N.N° 259 Tramo: Empalme R.N.N° 40, Cinco Esquinas Provincia de Chubut	23.110.813	658.389.187	1.228.500.000	0	1.890.000.000	1.2%	34.8%	65.0%	0.0%	100.0%
64	604	26	5	36	51	Malla 513C - Ruta Nacional N° 0012 Tramo: Arroyo Gaitán - Intersección Ruta Provincial N° 32, Provincia de Entre Ríos (CAF S/N)	2.845.000	1.266.955.000	211.600.000	0	1.481.200.000	0.2%	85.5%	14.3%	0.0%	100.0%
64	604	26	5	46	51	Malla 133 - Ruta Nacional N° 0042, Tramo: Ruta Nacional N° 234 - Ruta Nacional N° 231, Provincia de Neuquén	82.086.130	849.290.870	941.380.000	0	1.882.760.000	4.9%	45.1%	50.0%	0.0%	100.0%
64	604	26	5	58	51	Malla 406 - Ruta Nacional N° 34 y 50 - San Pedro de Jujuy Km. 1195,0 - Empalme Ruta Nacional N° 50 Km. 1329,12 y Empalme Ruta Nacional N° 34 Km.0 - límite con Bolivia Km. 7	347.130.734	1.029.818.695	0	0	1.377.649.430	25.2%	74.8%	0.0%	0.0%	100.0%
64	604	26	6	77	51	Malla 206 - Ruta Nacional N° 0022, Tramo: Empalme Ruta Nacional N° 3 - Límite La Pampa/Río Negro, Provincia de Buenos Aires (CAF S/N)	1.803.750	1.080.446.250	1.082.250.000	0	2.164.500.000	0.1%	49.9%	50.0%	0.0%	100.0%
64	604	26	5	80	51	Malla 209C - Ruta Nacional N° 0095, Tramo: Tostado - Límite Santa Fe/Chaco, Provincia de Santa Fe	94.352.175	934.264.525	1.114.313.200	0	2.142.910.000	4.4%	43.6%	52.0%	0.0%	100.0%
64	604	26	6	84	51	Malla 503 A - Ruta Nacional N° 14, Tramo: A° Cuay Grande (Km. 650,65) - Límite Corrientes/Misiones (Km.793,71), Provincia de Corrientes (CAF S/N)	664.125	701.410.875	664.125.000	0	1.366.200.000	0.0%	51.3%	48.6%	0.0%	100.0%
64	604	26	5	85	51	Malla Ruta Nacional N° 0130, Tramo: Ruta Nacional N° 14 - Ruta Nacional N° 18, Provincia de Entre Ríos	12.206.541	636.865.959	1.347.837.500	0	1.996.500.000	0.6%	31.9%	67.5%	0.0%	100.0%
64	604	26	5	86	51	Malla Ruta Nacional N° 1V38, Tramo: Alberdi - Famaillá, Provincia de Tucumán	9.194.342	479.549.840	1.015.261.460	0	1.503.004.480	0.6%	31.9%	67.5%	0.0%	100.0%
64	604	26	5	87	51	Malla Ruta Nacional N° 0011, Tramo: Timbúes - Santa Fe (A007), Provincia de Santa Fe	68.005.401	917.233.040	1.261.810.240	0	2.247.049.680	2.9%	39.1%	58.0%	0.0%	100.0%
64	604	26	5	88	51	Malla Ruta Nacional N° 11B - Ruta Nacional N° 0011, Tramo: Santa Fe (A007) - Crespo (R.P.N° 39), Provincia de Santa Fe	70.790.320	941.621.500	1.397.871.160	0	2.410.122.880	2.9%	39.1%	58.0%	0.0%	100.0%
64	604	26	5	89	51	Malla Ruta Nacional N° 11C - Ruta Nacional N° 0011, Tramo: Crespo (R.P.N° 39) - Avellaneda (R.P. N° 31), Provincia de Santa Fe	73.132.883	973.507.117	1.445.360.000	0	2.492.000.000	2.9%	39.1%	58.0%	0.0%	100.0%
64	604	26	5	90	51	Malla Ruta Nacional N° 11D - Ruta Nacional N° 0011, Tramo: Avellaneda (Ruta Provincial N° 31) - Reconquista (Ruta Nacional N° 16), Provincia de Santa Fe	52.891.940	704.070.140	1.045.328.000	0	1.802.290.080	2.9%	39.1%	58.0%	0.0%	100.0%
64	604	26	6	91	51	Malla Ruta Nacional N° 188A - Ruta Nacional N° 0188, Tramo: San Nicolás (Ruta Nacional N° 9) - Junín (Ruta Nacional N° 7), Provincia de Buenos Aires	14.337.264	747.787.736	1.582.875.000	0	2.345.000.000	0.6%	31.9%	67.5%	0.0%	100.0%

Página 51 de 154

Congreso de la Nación

27591

Planillas Anexas al Artículo 11

CONTRATACIÓN DE OBRAS DE INVERSIÓN

CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos)					AVANCE (en porcentaje)				
							2021	2022	2023	RESTO	TOTAL	2021	2022	2023	RESTO	TOTAL
64	604	26	9	92	51	Malla Ruta Nacional Nº 1083 - Ruta Nacional Nº 2166, Tramo: Junín (Ruta Nacional Nº 7) - Gral. Villegas (Ruta Nacional Nº 33), Provincia de Buenos Aires	14.298.81	744.222.81	1.575.328.90	0	2.333.850.80	0,6%	31,9%	67,5%	0,0%	100,0%
64	604	26	9	93	51	Malla Ruta Nacional Nº 188C - Ruta Nacional Nº 2182, Tramo: Gral. Villegas (Ruta Nacional Nº 33) - [illegible] (Ruta Nacional Nº 35), Provincia de Buenos Aires	12.413.29	947.439.24	1.370.462.99	0	2.330.315.40	0,6%	31,9%	67,5%	0,0%	100,0%
64	604	26	9	94	51	Malla Ruta Nacional Nº 205/266 - Ruta Nacional Nº 0226, Tramo: Olavarría (Ruta Provincial Nº 76) - Bolívar (Ruta Provincial Nº 65) y Ruta Nacional Nº 0205, Tramo: Saladillo (Ruta Provincial Nº 51) - Bolívar (Ruta Provincial Nº 65)	15.278.00	671.910.38	1.395.200.67	0	2.082.389.06	0,7%	32,3%	67,3%	0,0%	100,0%
64	604	26	5	95	51	Malla Ruta Nacional Nº 36A - Ruta Nacional Nº 0036, Tramo: Villa Carlos Paz - Cruz del Eje, Provincia de Córdoba	5.658.45	709.095.36	1.590.858.87	0	2.305.360.15	0,2%	30,8%	69,0%	0,0%	100,0%
64	604	26	5	96	51	Malla Ruta Nacional Nº 3F - Ruta Nacional Nº 0003, Tramo: Trelew - Malaspina, Provincia de Chubut	46.322.98	934.254.48	1.667.929.21	0	2.647.506.6	1,7%	35,3%	63,0%	0,0%	100,0%
64	604	26	5	97	51	Malla Ruta Nacional Nº 3G - Ruta Nacional Nº 0003, Tramo: Malaspina - Ruta Provincial Nº 26, Provincia de Chubut	41.210.80	849.489.97	1.516.596.91	0	2.407.296.8	1,7%	35,3%	63,0%	0,0%	100,0%
64	604	26	5	98	51	Malla Ruta Nacional Nº 3H - Ruta Nacional Nº 0003, Tramo: Caleta - Tres Cerros, Provincia de Santa Cruz	42.210.15	870.274.36	1.553.705.17	0	2.466.190.6	1,7%	35,3%	63,0%	0,0%	100,0%
64	604	26	5	7	51	Malla 114 - Ruta Nacional Nº 0040, Tramo: Límite Chubut/Río Negro - Límite Río Negro/Neuquén, Provincia de Río Negro (CAF S/N)	5.358.75	688.391.25	813.000.00	0	1.506.750.00	0,4%	45,5%	54,1%	0,0%	100,0%
64	604	26	5	8	51	Malla 130 - Ruta Nacional Nº 0040, Tramo: Rinconada - Zapala, Provincia de Neuquén (CAF S/N)	1.808.75	1.070.891.25	815.100.00	0	1.887.800.00	0,1%	56,7%	43,2%	0,0%	100,0%
64	604	26	6	12	51	Malla 205 - Ruta Nacional Nº 0178, Tramo: Pergamino - Acceso Las Rosas (Ruta Provincial Nº 65), Provincias de Buenos Aires y Santa Fe (CAF S/N)	5.359.37	934.015.62	1.801.250.00	0	1.940.625.00	0,3%	48,1%	51,6%	0,0%	100,0%
64	604	26	6	11	51	Malla 212 - Ruta Ruta Nacional Nº 0035, Tramo: Límite La Pampa/Córdoba - Ruta Nacional Nº 8, Provincia de Córdoba (CAF S/N)	5.390.62	1.011.234.37	1.088.750.00	0	2.105.375.00	0,3%	48,1%	51,6%	0,0%	100,0%
64	604	26	6	13	51	Malla 237 - Rutas Nacional Nº 0188, Tramo: Cruce F.C.G. Manuel Belgrano - Acceso Túnel Subfluvial y Ruta Nacional Nº A007, Tramo: Empalme Ruta Nacional Nº 168 - Empalme Av. Blas Parera (Ruta Nacional Nº 11), Provincia de Santa Fe (CAF S/N)	5.200.85	843.369.15	1.066.200.00	0	1.914.770.00	0,3%	44,7%	55,7%	0,0%	100,0%
64	604	26	6	14	51	Malla 313B - Ruta Nacional Nº 0040, Tramo: Ruta Nacional Nº 143 (Pareditas) - Tunuyán y Ruta Nacional Nº 0143, Tramo: San Rafael - Ruta Nacional Nº 40, Provincia de Mendoza (CAF S/N)	1.679.50	1.006.030.97	1.007.700.46	0	2.015.430.9	0,1%	49,9%	50,0%	0,0%	100,0%
64	604	26	6	15	51	Malla 401A - Ruta Nacional Nº 0068, Tramo: Empalme Ruta Nacional Nº 40 - Acceso a Talapampa y Ruta Nacional Nº 0040, Tramo: Límite Salta/Tucumán - San Carlos (Cruce La Dársena), Provincia de Salta (CAF S/N)	2.793.67	1.226.069.81	894.029.12	0	2.123.542.6	0,1%	57,8%	42,1%	0,0%	100,0%
64	604	26	6	16	51	Malla 401B - Ruta Nacional Nº 0068, Tramo: Talapampa - Río Ancho (S/N) y Ruta Nacional Nº 0051, Tramo: Aeropuerto El Aybal - Campo Quijano, Provincia de Salta (CAF S/N)	1.769.62	942.830.37	1.061.775.00	0	2.006.375.00	0,1%	47,0%	52,9%	0,0%	100,0%
64	604	26	6	18	51	Malla 434 - Ruta Nacional Nº 0034, Tramo: Empalme Ruta Nacional Nº 50 - Límite Internacional efectivo, Provincia de Salta (CAF S/N)	5.196.80	629.583.20	782.200.00	0	1.416.980.00	0,4%	44,4%	55,2%	0,0%	100,0%
64	604	26	6	20	51	Malla 505 - Ruta Nacional Nº 0081, Tramo: Ruta Nacional Nº 11 - Ruta Nacional Nº 95, Provincia de Formosa (CAF S/N)	5.373.00	713.327.00	887.000.00	0	1.605.600.00	0,3%	44,4%	55,2%	0,0%	100,0%
64	604	26	6	22	51	Malla 521 - Ruta Nacional Nº 0086, Tramo: Ruta Nacional Nº 11 - Villa Gral Güemes, Provincia de Formosa (CAF S/N)	5.215.00	687.785.00	855.000.00	0	1.548.000.00	0,3%	44,4%	55,2%	0,0%	100,0%

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Planillas Anexas al Artículo 11

CONTRATACIÓN DE OBRAS DE INVERSIÓN

CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2021	2022	2023	RESTO	TOTAL	AVANCE (en porcentaje) 2021	2022	2023	RESTO	TOTAL
64	604	26	6	23	51	Malla 536 - Ruta Nacional Nº 0014. Tramo: Campo Grande - Empalme Ruta Provincial Nº 20 ([illegible]), Provincia de Misiones (CAF S/N)	6.205.000	856.795.000	615.000.000	0	1.478.000.000	0,4%	44,4%	55,2%	0,0%	100,0%
64	604	26	6	24	51	Malla 635 - Ruta Nacional Nº 0040. Tramo: Río Mayo - Empalme Ruta Nacional Nº 26 y Ruta Nacional Nº 0026, Tramo: Cnia. Sarmiento - Ruta Nacional Nº 40, Provincia de Chubut (CAF S/N)	5.000.000	882.245.000	729.380.000	0	1.616.625.000	0,3%	54,6%	45,1%	0,0%	100,0%
64	604	26	6	27	51	Malla 603 - Ruta Nacional Nº 0003. Tramo: San Sebastián - Tolhuin, Provincia de Tierra del Fuego (CAF S/N)	584.546	934.890.226	888.511.030	0	1.823.785.8[illegible]	0,0%	51,2%	48,7%	0,0%	100,0%
64	604	26	6	28	51	Malla 236 - Rutas: Ruta Nacional Nº 0009. Tramo: Bell Ville - Pilar - Provincia de Córdoba	27.512.877	872.487.123	1.350.000.000	0	2.250.000.000	1,2%	38,8%	60,0%	0,0%	100,0%
64	604	26	6	29	51	Malla 432 - Ruta Nacional Nº 9. Tramo: Empalme Ruta Nacional Nº 52 - Acceso a La Quiaca - Prov. Jujuy (CAF S/N)	822.500	996.177.500	883.000.000	0	1.880.000.000	0,0%	52,5%	47,5%	0,0%	100,0%
64	604	26	6	30	51	Malla 434 - Ruta Nacional Nº 9. Tramo: Vaqueros - Yala - Prov. Jujuy (CAF S/N)	614.750	882.985.250	834.420.000	0	1.718.020.000	0,0%	51,3%	48,7%	0,0%	100,0%
64	604	26	6	32	51	Malla 1060 - Ruta Nacional Nº 0022. Tramo: Río Colorado - Km 1050 (Chimpay) y Ruta Nacional Nº 0250. Tramo: Ruta Nacional Nº 22 - Pomona, Provincia de Río Negro	73.960.379	934.118.386	1.008.078.740	0	2.016.157.490	3,7%	46,3%	50,0%	0,0%	100,0%
64	604	42	11	5	51	Construcción de Autopistas, Rutas Seguras, Rehabilitación, Mantenimiento, Operación y Financiación de Rutas Nacionales Nº 9, A008, A012, 1V11, 34, 11 y 193 - Corredor E	2.298.712.820	6.409.761.060	10.988.175.877	0	19.722.648.440	11,4%	33,0%	55,8%	0,0%	100,0%
64	604	42	11	6	51	Construcción de Autopistas, Rutas Seguras, Rehabilitación, Mantenimiento, Operación y Financiación de Rutas Nacionales Nº 9 y 33 - Corredor F	1.832.339.247	4.753.857.073	7.795.245.688	0	14.381.442.008	12,8%	33,1%	54,3%	0,0%	100,0%
64	604	42	11	8	51	Construcción de Autopistas, Rutas Seguras, Rehabilitación, Mantenimiento, Operación y Financiación de Rutas Nacionales Nº 5, 34, 38, 60, 1V58 y A015 - Corredor H	1.044.559	1.755.441	200.000	0	3.000.000	34,8%	58,5%	6,7%	0,0%	100,0%
64	604	42	11	9	51	Construcción de Autopistas, Rutas Seguras, Rehabilitación, Mantenimiento, Operación y Financiación de Rutas Nacionales Nº3, 33, 226 y 252 - Red de Accesos a Bahía Blanca	1.044.559	1.755.441	200.000	0	3.000.000	34,8%	58,5%	6,7%	0,0%	100,0%
64	604	42	11	11	51	Construcción de Autopistas, Rutas Seguras, Rehabilitación, Mantenimiento, Operación y Financiación de Ruta Nacional Nº 3, 205, Acceso Sur a Buenos Aires	1.889.085.113	4.633.883.513	7.837.431.239	0	13.960.399.865	12,7%	33,2%	54,7%	0,0%	100,0%
64	604	42	10	2	52	Autopista del Buen Ayre. Obra complementaria en Tramo 1 de la Autopista: Construcción de Distribuidor en Acceso al Bº 20 de Junio y Obras Faltantes	25.678.681	471.321.319	203.000.000	0	700.000.000	3,7%	67,3%	29,0%	0,0%	100,0%
64	604	42	10	6	52	Autopista Ruta Nacional Nº 19 San Francisco - Córdoba - Tramo: San Francisco - Córdoba Sección: San Francisco - Cañada Jeanmaire (BID 3836-OC/AR)	1.746.830.019	1.702.867.169	1.313.216.339	0	4.762.916.540	36,7%	35,8%	27,6%	0,0%	100,0%
64	604	42	10	6	53	Autopista Ruta Nacional Nº 19 San Francisco - Córdoba - Tramo: San Francisco - Córdoba Sección: Arroyito - Río Primero (Subsección 1) (BID 3836-OC/AR)	1.753.536.787	1.709.898.365	1.700.418.250	0	5.163.853.402	34,0%	33,1%	32,9%	0,0%	100,0%
64	604	42	10	11	52	Construcción de colectoras en la Autopista Ruta Nacional Nº 34, Tramo Empalme Ruta Nacional Nº 19 - Empalme Ruta Provincial Nº 13 y Variante de Rafaela. Provincia Santa Fe	4.891.177	463.108.823	332.000.000	0	800.000.000	0,6%	57,9%	41,5%	0,0%	100,0%
64	604	42	10	18	54	Autopista Ruta Nacional Nº 7 Luján - Junín. Tramo: Luján - San Andrés de Giles - Construcción Colectoras Faltantes.	4.279.780	405.220.220	290.500.000	0	700.000.000	0,6%	57,9%	41,5%	0,0%	100,0%
64	604	42	10	18	55	Autopista Ruta Nacional Nº 7 Luján - Junín. Tramo: San Andrés de Giles - Chacabuco - Construcción Colectoras Faltantes.	4.891.177	463.108.823	332.000.000	0	800.000.000	0,6%	57,9%	41,5%	0,0%	100,0%

IF-2020-81646701-APN-DSGA#SLYT

Página 53 de 154

Congreso de la Nación

CONTRATACIÓN DE OBRAS DE INVERSIÓN
CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2021	2022	2023	RESTO	TOTAL	AVANCE (en porcentaje) 2021	2022	2023	RESTO	TOTAL
64	604	42	10	20	52	Autopista Ruta Nacional N° 8 Pilar - Pergamino Tramo: 2A Sección: A° Giles (Km 78,13) - A° de Giles (Km 104,37). Construcción de Colectoras y Obras Faltantes	2.056.986	289.443.014	207.500.000	0	500.000.000	0,0%	57,9%	41,5%	0,0%	100,0%
64	604	42	10	20	53	Autopista Ruta Nacional N° 8 Pilar - Pergamino Tramo: 2A Sección: A° Giles (Km 78,13) - A° de Giles (Km 104,37). Construcción de Distribuidor Acceso Sur a San Antonio de Areco	6.904.634	186.095.366	252.000.000	0	450.000.000	2,3%	41,8%	56,0%	0,2%	100,0%
64	604	42	10	20	54	Autopista Ruta Nacional N° 8 Pilar - Pergamino Tramo: 3 - Construcción de Colectoras y Obras Faltantes	4.279.766	405.220.234	290.500.000	0	700.000.000	0,6%	57,9%	41,5%	0,0%	100,0%
64	604	42	10	20	55	Autopista Ruta Nacional N° 8 Pilar - Pergamino Tramo: 4 - Construcción de Colectoras y Obras Faltantes	4.891.177	256.108.823	339.000.000	0	600.000.000	0,8%	44,9%	54,5%	0,0%	100,0%
64	604	42	10	21	31	Autopista Ruta Nacional N° 8 Río Cuarto - Holmberg	119.985.020	648.574.432	1.018.764.050	0	1.787.323.502	6,7%	36,3%	57,0%	0,0%	100,0%
64	604	42	10	24	51	Autopista Ruta Nacional N° 33 Rufino - San Eduardo	250.318.843	1.513.789.830	1.856.257.546	0	3.640.366.229	6,9%	41,6%	51,0%	0,0%	100,0%
64	604	42	10	25	51	Corredor Ruta Nacional N° 11 Resistencia - Formosa: Autovía Ruta Nacional N° 11 Tramo: Límite c/Chaco (Km.1.103,16) - Empalme Ruta Nacional N° 81 (Km.1.184,38), Sección Km. 1.103,16 - Km. 1.119,50	88.577.771	549.186.325	125.720.560	0	763.484.656	15,7%	62,0%	22,3%	0,0%	100,0%
64	604	42	10	25	52	Corredor Ruta Nacional N° 11 Resistencia - Formosa: Autovía Ruta Nacional N° 11, Tramo: Límite c/Chaco (Km.1.103,16) - Empalme Ruta Nacional N° 81 (Km.1.184,38), Sección Km.1.119,50 - Km.1.140,00	69.290.921	272.713.004	98.182.836	0	440.186.761	15,7%	62,0%	22,3%	0,0%	100,0%
64	604	42	10	31	56	Corredor NOA: Ruta Nacional N° 34, Empalme R.N.N° 66 - Acceso Norte a San Pedro de Jujuy - Grupo 2 (BIRF 8810)	841.060.301	4.148.610.775	1.354.203.303	0	6.344.774.380	13,3%	65,4%	21,3%	0,0%	100,0%
64	604	42	10	31	58	Corredor NOA: Obras Faltantes AU. Ruta Nacional N° 66 Y 1V66 – Sección 2: Límite Salta/Jujuy - Intersección Ruta Nacional N° 66 - Grupo 1 Lote 2 (BIRF 8810)	1.718.248.290	2.396.314.420	730.679.725	0	4.845.242.440	35,5%	47,1%	15,1%	0,0%	100,0%
64	604	42	10	31	60	Corredor NOA: Ruta Nacional N° 34. Tramo: Grupo 4 - Autopista: Variante Güemes/Acceso al Centro Multimodal de Transferencia de Cargas y Logística en Güemes (BIRF 8810)	147.455.534	4.102.451.520	271.035.557	0	4.520.967.610	3,3%	90,7%	6,0%	0,0%	100,0%
64	604	42	10	31	61	Corredor NOA: Autopista Ruta Nacional N° 66 Acceso a Salta - San Pedro de Jujuy - Intersección Ruta Nacional N° 1V66 - Intersección Ruta Nacional N° 9 GRUPO 3 (BIRF 8810)	322.173.882	2.111.621.100	0	0	2.433.795.000	13,2%	86,8%	0,0%	0,0%	100,0%
64	604	42	10	41	51	Sistema Cristo Redentor: Autopista Ruta Nacional N° 7 Tramo: Ruta Nacional N° 40 - Aguas de Pizarro (BID N°4852)	72.850.000	1.682.200.000	151.688.870	0	1.906.648.870	3,8%	88,2%	8,0%	0,0%	100,0%
64	604	42	10	43	52	Autopista Ruta Nacional N° 3 Comodoro Rivadavia - Caleta Olivia - Obras Faltantes. Tramo Comodoro Rivadavia - Caleta Olivia Sección: Km. 1867,00 - Km. 1906,60 (Caleta Olivia)	228.514.960	1.458.625.180	1.098.864.840	0	2.786.000.000	8,2%	52,0%	39,3%	0,0%	100,0%
64	604	42	10	43	53	Autopista Ruta Nacional N° 3 Comodoro Rivadavia - Caleta Olivia - Obras Faltantes. Tramo: Comodoro Rivadavia - Caleta Olivia Sección: Avenida Circunvalación Caleta Olivia	7.453.569	331.801.000	680.668.410	0	1.019.923.000	0,7%	32,3%	67,0%	0,0%	100,0%
64	604	42	10	43	54	Autopista Ruta Nacional N° 3 Comodoro Rivadavia - Caleta Olivia - Obras Faltantes. Tramo: Comodoro Rivadavia - Caleta Olivia Sección: Rada Tilly (Km.1843,30) - Km 1867	207.087.507	1.243.653.719	938.499.880	0	2.389.240.900	8,7%	52,1%	39,3%	0,0%	100,0%
64	604	42	10	44	51	Construcción de Autopista en Variante Ruta Nacional N° 68, Tramo: Chicoana - Salta (BID S/N)	6.525.000	1.624.725.000	1.631.250.000	0	3.262.500.000	0,2%	49,8%	50,0%	0,0%	100,0%
64	604	42	10	45	51	Construcción de Autopista en Variante Ruta Nacional N° 158, Tramo: Ruta Nacional N° 9 - Ruta Provincial N° 2, Sección: Intercambiador con AU9/RN - Intercambiador Ruta Provincial N° 2	22.910.584	1.007.565.735	2.716.709.211	0	3.747.185.120	0,6%	26,9%	72,5%	0,0%	100,0%

"2020 - Año del General Manuel Belgrano"

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Página 54 de 154

27591



Congreso de la Nación

Planilla Anexa al Artículo 11

CONTRATACIÓN DE OBRAS DE INVERSIÓN

CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2021	2022	2023	RESTO	TOTAL	AVANCE (en porcentaje) 2021	2022	2023	RESTO	TOTAL
64	604	43	10	7	52	Ruta Segura Ruta Nacional Nº 3 Tolhuin - Ushuaia Sección: La Herradura (Km. 3008) - Ushuaia (Km. 3053) Construcción de Terceras Trochas en Diversos Sectores	9.537.796	302.462.204	468.000.000	0	780.000.000	1,2%	38,8%	60,0%	0,0%	100,0%
64	604	45	10	21	51	Sistema Cristo Redentor Ruta Segura Repavimentación Ruta Nacional Nº 7 Tramo: Aguas de Pizarro - Potrerillos. (BID 4418 OC-AR)	53.896.767	716.043.033	0	0	769.939.800	7,0%	93,0%	0,0%	0,0%	100,0%
64	604	44	10	11	51	Sistema Cristo Redentor: Obras de seguridad Ruta Nacional Nº 7 Potrerillos - Las Cuevas (BID 4418)	150.875.299	965.306.502	0	0	1.116.182.780	13,5%	86,5%	0,0%	0,0%	100,0%
64	604	44	10	11	53	Sistema Cristo Redentor: Ruta Nacional Nº 7 Variante Uspallata y Acceso a Aduana (BID 4652)	5.291.033	676.718.967	171.990.000	0	850.000.000	0,6%	79,6%	20,8%	0,0%	100,0%
64	604	44	10	11	56	Provisión e Instalación de Sistemas de Protección Contra la Caída de Rocas Ruta Nacional Nº 7. Tramo: Uspallata - Las Cuevas (BID 4652)	5.291.033	586.966.688	620.510.368	0	1.212.768.089	0,4%	48,4%	51,2%	0,0%	100,0%
64	604	44	10	11	57	Sistema Cristo Redentor: Repavimentación Ruta Nacional Nº 7 Tramo Uspallata - Las Cuevas (BID 4652)	3.949.416	585.383.917	604.999.997	0	1.194.333.330	0,3%	49,0%	50,7%	0,0%	100,0%
64	604	44	10	11	60	Sistema Cristo Redentor: Refuncionalización Integral del Paso Sistema Cristo Redentor: Túnel Caracoles y Galerías de Interconexión (BID 4652)	1.061.832.260	3.229.959.573	0	0	4.291.791.833	24,7%	75,3%	0,0%	0,0%	100,0%
64	604	45	10	2	51	Pavimentación Vinculación Ruta Nacional Nº 12 con Av. Circunvalación de Paraná. Tramo: Puente S/A° Saucero – Av. Almafuerte	244.558.867	1.175.441.133	0	0	1.420.000.000	17,2%	82,8%	0,0%	0,0%	100,0%
64	604	45	10	3	52	Pavimentación Ruta Nacional Nº 157 Variante Recreo	8.838.447	29.810.811	3.000.000	0	41.549.277	21,3%	71,5%	7,2%	0,0%	100,0%
64	604	45	10	6	61	Pavimentación Ruta Nacional Nº259. Tramo: Trevelin-Futaleufú. Provincia del Chubut (BID S/N)	3.230.016	855.098.646	761.167.350	0	1.619.505.000	0,2%	52,8%	47,0%	0,0%	100,0%
64	604	45	10	13	61	Corredor Ruta Nacional Nº 149: Pavimentación R.N.Nº 149 Uspallata - Límite Mendoza/San Juan, Provincia Mendoza (BID 4418)	50.400.000	1.449.600.000	0	0	1.500.000.000	3,4%	96,6%	0,0%	0,0%	100,0%
64	604	45	10	16	52	Pavimentación Ruta Nacional Nº 23 - Valcheta - Sierra Colorada	56.038.034	180.279.206	0	0	236.317.240	24,4%	75,6%	0,0%	0,0%	100,0%
64	604	45	10	21	51	Pavimentación Ruta Nacional Nº 40 en Santa Cruz Ruta Nacional Nº 40: Tres Lagos - Lago Cardiel Sección 1	9.660.071	306.339.929	474.000.000	0	790.000.000	1,2%	38,8%	60,0%	0,0%	100,0%
64	604	45	10	21	52	Pavimentación Ruta Nacional Nº 40 en Santa Cruz Ruta Nacional Nº 40: Tres Lagos - Lago Cardiel Sección 2	10.393.751	329.606.249	510.000.000	0	850.000.000	1,2%	38,8%	60,0%	0,0%	100,0%
64	604	45	10	23	51	Pavimentación Ruta Nacional Nº 51 Tramo: San Antonio de los Cobres - Pº de Sico - Sección: San Antonio de Los Cobres - Mina La Poma - Prov. Salta (BID S/N)	2.021.955	455.342.245	401.290.800	0	858.655.000	0,2%	53,0%	46,7%	0,0%	100,0%
64	604	45	10	23	52	Pavimentación Ruta Nacional Nº 51 Tramo: San Antonio de los Cobres - Pº de Sico - Sección: Mina La Poma - Alto Chorrillos -Prov. Salta (BID S/N)	2.123.248	244.496.568	213.605.140	0	460.225.000	0,5%	53,1%	46,4%	0,0%	100,0%
64	604	45	10	23	53	Pavimentación Ruta Nacional Nº 51 Tramo: San Antonio de los Cobres - Pº de Sico - Sección: Alto Chorrillos - Campo Amarillo -Prov. Salta (BID S/N)	3.122.874	508.398.325	448.518.800	0	960.040.000	0,3%	53,0%	46,7%	0,0%	100,0%
64	604	45	10	23	54	Pavimentación Ruta Nacional Nº 51 Tramo: San Antonio de los Cobres - Pº de Sico Sección: Campo Amarillo - Pº de Sico Subsección 1 (BID S/N)	5.171.724	1.049.294.726	928.999.550	0	1.984.466.000	0,3%	52,9%	46,8%	0,0%	100,0%

CONGRESO LEGISLATIVO DE LA NACION ARGENTINA

Congreso de la Nación

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CONTRATACIÓN DE OBRAS DE INVERSIÓN

CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos)					AVANCE (en porcentaje)				
							2021	2022	2023	RESTO	TOTAL	2021	2022	2023	RESTO	TOTAL
64	604	45	10	23	55	Pavimentación Ruta Nacional N° 51 Tramo: San Antonio de los Cobres - P° de Sico Sección: Campo Amarillo - P° de Sico - Subsección 2 (BID S/N)	5.171.724	1.049.294.723	929.998.560	0	1.984.465.007	0,3%	52,9%	46,9%	0,0%	100,0%
64	604	45	10	46	51	Pavimentación Ruta Provincial N°126; Tramo: Sauce (Ruta Provincial N°23) - Ruta Nacional N°12 (Esquina); Provincia de Corrientes (CAF 10733)	3.061.077.210	3.657.527.177	0	0	6.714.604.387	45,5%	54,5%	0,0%	0,0%	100,0%
64	604	45	10	48	51	Repavimentación Ruta Nacional N°259, Paso Urbano por Esquel, Provincia del Chubut (BID S/N)	3.802.779	1.080.931.280	893.650.950	0	1.981.385.009	0,2%	52,8%	47,0%	0,0%	100,0%
64	604	45	10	49	51	Ruta Nacional N°51 - Tramo: Salta-Campo Quijano. Construcción de Variante en el Paso por Campo Quijano - Provincia de Salta (BID S/N)	2.340.513	1.050.892.559	1.287.284.428	0	2.340.517.500	0,1%	44,9%	55,0%	0,0%	100,0%
64	604	45	10	50	51	Ruta Nacional N° 76 - Tramo Quebrada Santo Domingo Piedras Negras - La Rioja	14.639.542	464.248.567	718.332.160	0	1.197.220.270	1,2%	38,8%	60,0%	0,0%	100,0%
64	604	45	10	51	51	Ruta Nacional N° 73, Tramo: Los Cajones Angulos; Sección: Km. 0,00 (Rampa de la Vuelta) Km. 21,80	12.388.919	392.274.291	606.955.310	0	1.011.618.520	1,2%	38,8%	60,0%	0,0%	100,0%
64	604	45	10	54	52	Ruta Nacional N° 73 Angulos - Empalme Ruta Nacional N° 75 Sección II	20.047.229	635.737.264	983.676.737	0	1.639.461.230	1,2%	38,8%	60,0%	0,0%	100,0%
64	604	47	20	1	51	Construcción y Puesta en Valor de Infraestructura de Apoyo y Soporte del Plan Nacional Vial en Casa Central	20.832.777	123.741.223	0	0	144.574.000	14,5%	85,5%	0,0%	0,0%	100,0%
64	604	47	21	2	51	Campamentos Viales en Distrito Buenos Aires	13.489.957	14.880.000	0	0	28.373.793	47,5%	52,5%	0,0%	0,0%	100,0%
64	604	47	22	2	51	Campamentos Viales en Distrito Tucumán	3.073.238	3.390.092	0	0	6.463.330	47,5%	52,5%	0,0%	0,0%	100,0%
64	604	47	24	2	51	Campamentos Viales en Distrito Mendoza	11.490.141	12.674.799	0	0	24.164.940	47,5%	52,5%	0,0%	0,0%	100,0%
64	604	47	26	1	51	Obras edilicias generales en Distrito Jujuy	5.355.064	5.907.174	0	0	11.262.238	47,5%	52,5%	0,0%	0,0%	100,0%
64	604	47	27	2	52	Construcción Campamento La Guardia. Ruta Nacional N°95, Provincia Santa Fe	52.303.881	57.696.311	0	0	110.000.000	47,5%	52,5%	0,0%	0,0%	100,0%
64	604	47	29	2	51	Campamentos Viales en Distrito San Juan	14.358.749	15.839.171	0	0	30.197.920	47,5%	52,5%	0,0%	0,0%	100,0%
64	604	47	33	2	51	Campamentos Viales en Distrito Chubut	40.115.084	44.251.036	0	0	84.366.120	47,5%	52,5%	0,0%	0,0%	100,0%
64	604	47	35	2	51	Campamentos Viales en Distrito Santiago del Estero	38.904.430	42.915.569	0	0	81.820.000	47,5%	52,5%	0,0%	0,0%	100,0%
64	604	47	37	1	51	Campamentos Viales en Distrito Entre Ríos	37.722.151	41.611.389	0	0	79.333.540	47,5%	52,5%	0,0%	0,0%	100,0%
64	604	47	38	2	51	Campamentos Viales en Distrito Bahía Blanca	42.026.629	51.363.211	0	0	93.389.840	45,0%	55,0%	0,0%	0,0%	100,0%

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Congreso de la Nación

CONTRATACIÓN DE OBRAS DE INVERSIÓN

CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2021	2022	2023	RESTO	TOTAL	AVANCE (en porcentaje) 2021	2022	2023	RESTO	TOTAL
64	604	47	41	2	51	Campamentos Viales en Distrito La Pampa	6.745.538	7.441.012	0	0	14.186.550	47,5%	52,5%	0,0%	0,0%	100,0%
64	604	47	43	2	51	Campamentos Viales en Distrito Santa Cruz	20.744.387	22.883.143	0	0	43.627.530	47,5%	52,5%	0,0%	0,0%	100,0%
64	604	48	23	2	51	Construcción de Alto Nivel en Acceso a Trancas - Ruta Nacional N° 9 - Tramo: Int. Ruta Provincial N° 347 (El Cadillal) - Límite Tucumán / Salta - Sección: I Km. 1380,35	24.822.725	181.677.275	143.500.000	0	350.000.000	7,1%	51,9%	41,0%	0,0%	100,0%
64	604	48	23	3	51	Acceso a León Rougés, Ruta Nacional N° 0038, Tramo: León Rougés Km.753, Sección: León Rougés Km.753, Provincia de Tucumán	9.606.395	95.141.605	0	0	104.748.000	9,2%	90,8%	0,0%	0,0%	100,0%
64	604	48	26	1	51	Obras de Seguridad en Distrito La Rioja	17.119.121	92.880.879	0	0	110.000.000	15,6%	84,4%	0,0%	0,0%	100,0%
64	604	48	28	2	51	Protecciones de laderas Cuesta de Miranda	11.738.823	256.261.177	132.000.000	0	400.000.000	2,9%	64,1%	33,0%	0,0%	100,0%
64	604	48	29	1	51	Obras de Seguridad en Distrito San Juan	17.119.121	92.880.879	0	0	110.000.000	15,6%	84,4%	0,0%	0,0%	100,0%
64	604	48	30	1	51	Obras de Seguridad en Distrito Corrientes	17.119.121	92.880.879	0	0	110.000.000	15,6%	84,4%	0,0%	0,0%	100,0%
64	604	48	32	1	51	Obras de Seguridad en Distrito Neuquén	17.119.121	92.880.879	0	0	110.000.000	15,6%	84,4%	0,0%	0,0%	100,0%
64	604	48	34	1	51	Obras de Seguridad en Distrito San Luis	17.119.121	92.880.879	0	0	110.000.000	15,6%	84,4%	0,0%	0,0%	100,0%
64	604	48	37	1	51	Obras de Seguridad en Distrito Entre Ríos	17.119.121	92.880.879	0	0	110.000.000	15,6%	84,4%	0,0%	0,0%	100,0%
64	604	48	38	1	51	Obras de Seguridad en Distrito Bahía Blanca	17.119.121	92.880.879	0	0	110.000.000	15,6%	84,4%	0,0%	0,0%	100,0%
64	604	48	40	1	51	Obras de Seguridad en Distrito Río Negro	17.119.121	92.880.879	0	0	110.000.000	15,6%	84,4%	0,0%	0,0%	100,0%
64	604	48	40	2	51	Ruta Nacional N° 0022, Rotonda Acceso Barrio Las Bardas de Choele Choel y Travesía Urbana a Choele Choel	18.559.800	133.222.560	0	0	151.782.360	12,2%	87,8%	0,0%	0,0%	100,0%
64	604	48	42	1	51	Obras de Seguridad en Distrito Formosa	17.119.121	92.880.879	0	0	110.000.000	15,6%	84,4%	0,0%	0,0%	100,0%
64	604	48	44	1	51	Obras de Seguridad en Distrito Tierra del Fuego	17.119.121	92.880.879	0	0	110.000.000	15,6%	84,4%	0,0%	0,0%	100,0%
64	604	48	44	2	51	Protecciones de laderas Paso Garibaldi	7.703.604	215.296.396	125.000.000	0	350.000.000	2,2%	61,5%	35,7%	0,0%	100,0%
64	604	49	2	7	51	Puente Ruta Nacional N°76 - Puente sobre Río Talampaya (Km 84,32) - La Rioja	7.170.188	80.559.386	0	0	87.729.574	7,3%	92,7%	0,0%	0,0%	100,0%

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CONTRATACIÓN DE OBRAS DE INVERSIÓN

CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2021	2022	2023	RESTO	TOTAL	AVANCE (en porcentaje) 2021	2022	2023	RESTO	TOTAL
64	604	40	2	8	51	Puente Ruta Nacional Nº 75 - Puente sobre Río El Medano (Km 88,80) - La Rioja	5.818.315	73.485.271	0	0	79.303.586	7,3%	92,7%	0,0%	0,0%	100,0%
64	604	40	2	29	51	Puente Ruta Nacional 12 Esquina - Goya - Sección: Puente sobre aliviador Nº 1 del Río Corrientes	1.782.362	12.793.778	0	0	14.576.140	12,2%	87,8%	0,0%	0,0%	100,0%
64	604	40	2	55	51	Puente Ruta Nacional Nº 40 - Tramo: Barrancas El Sosneado - Sección: Puente sobre Arroyo Loncoche - Puente sobre Río Malargüe	7.336.766	106.863.234	6.000.000	0	120.000.000	6,1%	89,0%	5,0%	0,0%	100,0%
64	604	50	1	21	51	Reconstrucción Ruta Nacional Nº 127 Corrientes	25.948.501	186.258.079	0	0	212.206.580	12,2%	87,8%	0,0%	0,0%	100,0%
64	604	50	1	26	52	Reconstrucción Ruta Nacional Nº 152, Tramo El Carancho-Acceso a Puelches, Sección 2: Km.119,24 - Km.181,23	16.040.175	333.959.825	87.500.000	0	437.500.000	3,7%	76,3%	20,0%	0,0%	100,0%
64	604	50	1	25	53	Reconstrucción Ruta Nacional Nº 152, Tramo El Carancho-Acceso a Puelches, Sección 1: Km.72 - Km.119,24	24.998.807	425.921.193	86.080.000	0	536.000.000	4,6%	79,4%	16,0%	0,0%	100,0%
64	604	51	1	22	51	Paso Internacional Sico-Playa de Aduanas. Provincia de Salta (BID S/N)	5.183.146	50.998.954	40.387.900	0	96.570.000	5,4%	52,8%	41,8%	0,0%	100,0%
64	604	51	1	26	51	Paso Internacional Futaleufú-Construcción de Nuevo Centro Integrado de Frontera. Provincia del Chubut (BID S/N)	5.096.379	25.494.460	17.693.161	0	48.285.000	10,6%	52,8%	36,6%	0,0%	100,0%
64	604	52	21	2	51	Reparación y Mantenimiento de Puentes. Ruta A001. Tramo: Wilde - Pte. Nicolás Avellaneda, Sección: Puentes s/Aº Sarandí, Canal Santo Domingo. Calle Las Flores y Av. San Martín. Túneles Peatonales Calles Lincoln y [illegible]	31.658.783	75.341.217	0	0	107.000.000	29,6%	70,4%	0,0%	0,0%	100,0%
64	604	52	22	1	51	Mantenimiento de Obras de Arte en 2ºDistrito - Córdoba	11.983.384	57.016.616	0	0	69.000.000	17,4%	82,6%	0,0%	0,0%	100,0%
64	604	52	23	1	51	Mantenimiento de Obras de Arte en 3ºDistrito - Tucumán	10.638.311	42.861.689	0	0	53.500.000	19,9%	80,1%	0,0%	0,0%	100,0%
64	604	52	24	1	51	Mantenimiento de Obras de Arte en 4ºDistrito - Mendoza	12.545.870	38.754.130	0	0	51.300.000	24,5%	75,5%	0,0%	0,0%	100,0%
64	604	52	25	1	51	Mantenimiento de Obras de Arte en 5ºDistrito - Salta	4.646.618	14.353.382	0	0	19.000.000	24,5%	75,5%	0,0%	0,0%	100,0%
64	604	52	25	2	51	Construcción, Refacción y Ampliación de Alcantarillas Transversales. Ruta 51. Tramo: Santa Rosa de Tastil - Estación Muñano, Sección: Km. 107 (Aº Las Cuevas). Provincia de Salta	9.674.186	122.184.814	0	0	131.859.000	7,3%	92,7%	0,0%	0,0%	100,0%
64	604	52	26	1	51	Mantenimiento de Obras de Arte en 6ºDistrito - Jujuy	8.363.913	25.836.087	0	0	34.200.000	24,5%	75,5%	0,0%	0,0%	100,0%
64	604	52	27	1	51	Mantenimiento de Obras de Arte en 7ºDistrito - Santa Fe	11.983.384	37.016.616	0	0	49.000.000	24,5%	75,5%	0,0%	0,0%	100,0%
64	604	52	28	1	51	Mantenimiento de Obras de Arte en 8ºDistrito - La Rioja	4.646.618	14.353.382	0	0	19.000.000	24,5%	75,5%	0,0%	0,0%	100,0%
64	604	52	28	2	51	Reparación de Alcantarillas Transversales, Ruta 38. Tramo: Empalme Ruta Nacional Nº75 - Límite La Rioja/Catamarca, Sección: Km 439,63 - Km 482,66. Provincia de LA RIOJA	2.490.832	119.729.168	0	0	122.220.000	2,0%	98,0%	0,0%	0,0%	100,0%

Congreso de la Nación

"2020 - Año del General Manuel Belgrano"

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27591

CONTRATACIÓN DE OBRAS DE INVERSIÓN

CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2021	2022	2023	RESTO	TOTAL	AVANCE (en porcentaje) 2021	2022	2023	RESTO	TOTAL
64	604	52	28	3	51	Reconstrucción de Terraplén de Acceso y Losa de Aproximación, Construcción de Alcantarilla y Obras de Defensa Aguas Abajo. Ruta 75, Tramo: Va. S.J. de Vinchina - Alto Jagüé. Sección: Km. 186,50 (Río La Troya), Provincia de La Rioja	9.709.625	122.632.37	0	0	132.342.000	7,3%	92,7%	0,0%	0,0%	100,0%
64	604	52	29	1	51	Mantenimiento de Obras de Arte en 9°Distrito - San Juan	17.363.68	53.636.32	0	0	71.000.00	24,5%	75,5%	0,0%	0,0%	100,0%
64	604	52	30	1	51	Mantenimiento de Obras de Arte en 10°Distrito - Corrientes	15.329.48	47.970.51	0	0	63.300.00	24,2%	75,8%	0,0%	0,0%	100,0%
64	604	52	31	1	51	Mantenimiento de Obras de Arte en 11°Distrito - Catamarca	9.293.23	28.706.76	0	0	38.000.00	24,5%	75,5%	0,0%	0,0%	100,0%
64	604	52	31	2	51	Construcción de Paq. Estructural y Banquinas, Obras de Enrocado, Defensas y Disipadores Hidráulicos en la Quebrada de la Cébila, Etapa I, Ruta 60, Tramo: Empalme Ruta Nacional N°38 - Límite Catamarca/La Rioja, Sección: Km 1117,85 (Empalme Ruta Nacional N° 38) - Km 1161,37 (Empalme Ruta Provincial N° 46)	23.355.37	167.644.62	0	0	191.000.00	12,2%	87,8%	0,0%	0,0%	100,0%
64	604	52	31	3	51	Rehabilitación y Construcción de Obras de Arte y Reparación de Asentamientos en Calzada y Banquinas, Ruta 38, Tramo: El Portezuelo - La Merced, Sección: Km. 594,44 - Km. 636,50	7.370.82	93.093.19	0	0	100.464.00	7,3%	92,7%	0,0%	0,0%	100,0%
64	604	52	31	4	51	Recuperación de Cotas de Cauces en Alcantarillas al los Ríos La Ciénaga, El Ichango y Don Mariano, Ruta 40, Tramo: Río Agua Clara - Sf Sgo. Sección: Km. 4.106,75 Km. y Km. 4.111,18	10.729.21	135.507.28	0	0	146.236.50	7,3%	92,7%	0,0%	0,0%	100,0%
64	604	52	31	5	51	Reconstrucción de Calzada y Defensas entre Km. 1.396 y 1.404, Ruta 60, Tramo: Pampa - Las Angosturas, Sección: Río Guanchín - Quebrada de las Angosturas	8.859.14	111.890.85	0	0	120.750.00	7,3%	92,7%	0,0%	0,0%	100,0%
64	604	52	32	1	51	Mantenimiento de Obras de Arte en 12°Distrito - Neuquén	4.646.61	14.353.38	0	0	19.000.00	24,5%	75,5%	0,0%	0,0%	100,0%
64	604	52	33	1	51	Mantenimiento de Obras de Arte en 13°Distrito - Chubut	4.646.61	14.353.38	0	0	19.000.00	24,5%	75,5%	0,0%	0,0%	100,0%
64	604	52	34	1	51	Mantenimiento de Obras de Arte en 14°Distrito - San Luis	15.138.19	46.761.80	0	0	61.900.00	24,5%	75,5%	0,0%	0,0%	100,0%
64	604	52	35	1	51	Mantenimiento de obras de arte en 15°distrito - Misiones	9.293.23	28.706.76	0	0	38.000.00	24,5%	75,5%	0,0%	0,0%	100,0%
64	604	52	35	2	51	Sistema Modular. Ruta: Tramo: , Sección: Puente: Posadas- Encarnación (Paraguay) San Roque González de Santa Cruz, Provincia de Misiones	13.255.09	122.294.90	27.150.00	0	162.700.00	8,1%	75,2%	16,7%	0,0%	100,0%
64	604	52	36	1	51	Mantenimiento de Obras de Arte en 16°Distrito - Santiago del Estero	16.385.44	50.614.55	0	0	67.000.00	24,5%	75,5%	0,0%	0,0%	100,0%
64	604	52	37	1	51	Mantenimiento de Obras de Arte en 17°Distrito - Entre Ríos	4.646.61	14.353.38	0	0	19.000.00	24,5%	75,5%	0,0%	0,0%	100,0%
64	604	52	38	1	51	Mantenimiento de Obras de Arte en 18°Distrito - Chaco	12.105.66	37.394.33	0	0	49.500.00	24,5%	75,5%	0,0%	0,0%	100,0%
64	604	52	39	1	51	Mantenimiento de Obras de Arte en 19°Distrito - Bahía Blanca	10.882.87	33.617.12	0	0	44.500.00	24,5%	75,5%	0,0%	0,0%	100,0%
64	604	52	40	1	51	Mantenimiento de Obras de arte en 20°distrito - Río Negro	4.646.61	14.353.38	0	0	19.000.00	24,5%	75,5%	0,0%	0,0%	100,0%

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CONTRATACION DE OBRAS DE INVERSION

CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2021	2022	2023	RESTO	TOTAL	AVANCE (en porcentaje) 2021	2022	2023	RESTO	TOTAL
64	604	52	41	1	51	Mantenimiento de Obras de Arte en 21° Distrito - La Pampa	4.646.618	14.353.382	0	0	19.000.000	24,5%	75,5%	0,0%	0,0%	100,0%
64	604	52	42	1	51	Mantenimiento de Obras de Arte en 22° Distrito - Formosa	4.646.618	14.353.382	0	0	19.000.000	24,5%	75,5%	0,0%	0,0%	100,0%
64	604	52	42	2	51	Río Bermejo - Defensa de Margen Lado Formosa. Ruta 95. Tramo: Castelli - Límite Chaco/Formosa. Sección: Km 1.278,90 - Km 1.288,31	7.441.[illegible]	93.988.314	0	0	101.430.000	7,3%	92,7%	0,0%	0,0%	100,0%
64	604	52	43	1	51	Mantenimiento de Obras de Arte en 23° Distrito - Santa Cruz	14.404.517	44.495.483	0	0	58.900.000	24,5%	75,5%	0,0%	0,0%	100,0%
64	604	52	43	2	51	Cambio de Juntas de Dilatación, Repavimentación y Reparación de Barandas e Iluminación. Ruta 2. Tramo: Cte. Luis Piedrabuena (Ruta Nacional N° 288) - Empalme R.P.N° 8. Sección: Km. 2374,72; Km. 2375,15 y Km. 2375,27	33.233.097	166.766.903	0	0	200.000.000	16,6%	83,4%	0,0%	0,0%	100,0%
64	604	52	44	1	51	Mantenimiento de Obras de Arte en 24° Distrito - Tierra del Fuego	4.646.618	14.353.382	0	0	19.000.000	24,5%	75,5%	0,0%	0,0%	100,0%
64	604	52	45	2	51	Sistema Modular: Puente N. Avellaneda, Transbordador y Accesos; Nuevo Puente Pueyrredón y Accesos, Provincia de Buenos Aires	14.944.184	115.829.040	119.226.776	0	250.000.000	6,0%	46,3%	47,7%	0,0%	100,0%
64	604	52	45	3	51	Sistema Modular: Puente Alsina y Accesos; Puente V. de la Plaza y Accesos, Antiguo Puente Pueyrredón y Accesos. Provincia de Buenos Aires	21.121.029	238.788.365	5.090.606	0	265.000.000	8,0%	90,1%	1,9%	0,0%	100,0%
64	613	20	2	76	51	Ampliación del sistema de agua potable de la localidad de Diamante - Entre Ríos (AR-L1031)	68.181.081	627.906.5[illegible]	0	0	696.087.5[illegible]	9,8%	90,2%	0,0%	0,0%	100,0%
64	613	20	2	77	51	Construcción de la Segunda etapa de la planta de potabilización de agua – La Paz - Entre Ríos	157.737.099	262.373.2[illegible]	0	0	420.110.31[illegible]	37,5%	62,5%	0,0%	0,0%	100,0%
64	613	20	2	78	51	Optimización de los Sistemas de Agua Potable - Concordia - Entre Ríos	56.800.000	93.200.000	0	0	150.000.000	37,9%	62,1%	0,0%	0,0%	100,0%
64	613	20	2	80	51	Realización Nuevas Perforaciones para la provisión de agua en San Miguel de Tucumán - Tucumán	94.780.750	157.869.250	0	0	252.650.000	37,5%	62,5%	0,0%	0,0%	100,0%
64	613	20	3	66	51	Construcción de Sistema de Desagües Cloacales - Saladillo - Provincia de Buenos Aires	160.386.377	396.024.413	0	0	556.410.790	28,8%	71,2%	0,0%	0,0%	100,0%
64	613	20	3	67	51	Ampliación Planta Potabilizadora de Agua y Redes - Viedma - Río Negro	155.275.167	538.543.833	0	0	693.819.000	22,4%	77,6%	0,0%	0,0%	100,0%
64	613	20	3	34	51	Ampliación del Sistema de Desagües Cloacales para la localidad de Villaguay - Entre Ríos (BID AR-L1031)	363.370.899	430.272.62[illegible]	0	0	793.643.52[illegible]	45,8%	54,2%	0,0%	0,0%	100,0%
64	613	20	3	26	51	Construcción de Redes Colectoras - Alderetes - Banda del Río Salí - Provincia de Tucumán (PAYS II - BID 3451)	897.029.35[illegible]	1.674.943.89[illegible]	0	0	2.571.973.2[illegible]	34,9%	65,1%	0,0%	0,0%	100,0%
64	613	20	5	27	51	Ampliación Planta Depuradora - Alderetes y Banda de Río Salí - Tucumán (PAYS II -BID 3451)	469.127.920	942.289.100	0	0	1.411.417.020	33,2%	66,8%	0,0%	0,0%	100,0%
64	613	20	6	28	51	Construcción de Red de desagües cloacales y Construcción de planta de tratamiento - Guatraché - La Pampa	75.300.000	124.700.000	0	0	200.000.000	37,7%	62,4%	0,0%	0,0%	100,0%

Congreso de la Nación

"2020 - Año del General Manuel Belgrano"

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Planillas Anexas al artículo 11

CONTRATACIÓN DE OBRAS DE INVERSIÓN

CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos)					AVANCE (en porcentaje)				
							2021	2022	2023	RESTO	TOTAL	2021	2022	2023	RESTO	TOTAL
64	613	20	5	29	51	Construcción de Red de desagües cloacales y Construcción de planta de tratamiento - Rancul - La Pampa	75.500.000	124.500.000	0	0	200.000.000	37,7%	62,4%	0,0%	0,0%	100,0%
64	613	20	5	30	51	Ampliación Planta Depuradora Líquidos Cloacales - Rafaela - Santa Fe	169.218.605	284.772.395	0	0	453.991.000	37,3%	62,7%	0,0%	0,0%	100,0%
64	613	20	5	31	51	Construcción de Nueva Planta Depuradora, Colector y Vertedero - Reconquista - Santa Fe	142.733.625	239.741.375	0	0	382.475.000	37,3%	62,7%	0,0%	0,0%	100,0%
64	613	20	5	32	51	Optimización de los sistemas de desagües cloacales - Concordia - Entre Ríos	56.800.000	93.200.000	0	0	150.000.000	37,9%	62,1%	0,0%	0,0%	100,0%
64	613	20	5	33	51	Ampliación y optimización de subsistema cloacal Rawson y Planta de Tratamiento de Líquidos Cloacales - Cerrillo Barboza - San Juan	1.009.818.886	914.051.885	0	0	1.923.870.870	52,5%	47,5%	0,0%	0,0%	100,0%
64	613	20	5	34	51	Ampliación de Planta de Tratamiento de Líquidos Cloacales y 1° Etapa de ampliación de redes - [illegible] - San Juan	180.750.000	304.250.000	0	0	485.000.000	37,3%	62,7%	0,0%	0,0%	100,0%
64	613	20	5	35	51	Mejoras en la capacidad de tratamiento y refuncionalización en Planta San Felipe - San Miguel de Tucumán - Tucumán	108.968.000	176.632.000	0	0	285.600.000	37,5%	62,5%	0,0%	0,0%	100,0%
64	613	20	5	36	51	Construcción de Sistema de Redes Cloacales y Planta Depuradora de la ciudad de Pirané - Formosa	542.084.840	520.076.010	0	0	1.062.160.850	51,0%	49,0%	0,0%	0,0%	100,0%
64	613	20	5	37	51	Construcción de Sistema de Redes Cloacales y Planta Depuradora para la localidad de Riacho He He - Formosa	214.406.731	161.437.727	0	0	375.843.458	57,0%	43,0%	0,0%	0,0%	100,0%
64	613	20	5	39	51	Construcción de Planta de Tratamiento de Líquidos Cloacales para la localidad de San Antonio de Areco - Buenos Aires	394.069.867	480.900.013	0	0	875.969.880	45,1%	54,9%	0,0%	0,0%	100,0%
64	613	20	5	40	51	Construcción de Sistema de Desagües Cloacales para la localidad de Catriel - Río Negro	193.213.083	115.437.388	0	0	308.650.471	62,6%	37,4%	0,0%	0,0%	100,0%
64	613	20	5	41	51	Construcción de Sistema de Desagües Cloacales para la localidad de Dina Huapi, Río Negro	138.565.990	478.570.841	511.482.299	0	1.128.618.930	12,3%	42,4%	45,3%	0,0%	100,0%
64	613	20	5	42	51	Rehabilitación y Ampliación de la Planta de Tratamiento de Líquidos Cloacales para la localidad de Rada Tilly - Chubut	142.630.970	466.352.810	0	0	608.983.780	23,4%	76,6%	0,0%	0,0%	100,0%
64	613	20	5	43	51	Ampliación del Sistema de Tratamiento de Líquidos Cloacales - Loncopué - Neuquén	107.846.354	372.013.466	0	0	479.859.720	22,5%	77,5%	0,0%	0,0%	100,0%
64	613	20	5	44	51	Ampliación del Sistema de Tratamiento de Líquidos Cloacales - Zapala - Neuquén	178.280.300	618.819.700	0	0	797.100.000	22,4%	77,6%	0,0%	0,0%	100,0%
64	613	20	6	5	51	Construcción de Sistema de Agua Potable para la localidad de Dina Huapi, Río Negro	46.290.507	77.164.969	30.863.871	0	154.319.347	30,0%	50,0%	20,0%	0,0%	100,0%
64	613	20	6	7	51	Construcción de Sistema de Agua Potable para la localidad de Junín de los Andes, Neuquén	88.665.447	135.370.292	0	0	224.035.739	39,6%	60,4%	0,0%	0,0%	100,0%
64	650	17	0	7	51	Refacción en infraestructura edilicia de la Dirección Regional Comahue, Cipolletti, Provincia de Río Negro	5.929.000	5.000.000	0	0	10.929.000	54,3%	45,7%	0,0%	0,0%	100,0%

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CONTRATACIÓN DE OBRAS DE INVERSIÓN

CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2021	2022	2023	RESTO	TOTAL	AVANCE (en porcentaje) 2021	2022	2023	RESTO	TOTAL
71	108	16	0	12	51	Construcción del Satélite SAOCOM 2 A/B	724.958.10	598.808.10	1.544.293.20	14.038.706.51	16.905.805.53	4,3%	3,5%	9,1%	83,0%	100,0%
75	850	1	0	10	51	Puesta en valor de los edificios ubicados en la provincia de Santa Cruz, Jefatura regional SUR II	69.522.264	17.380.566	0	0	86.902.830	80,0%	20,0%	0,0%	0,0%	100,0%
75	850	1	0	11	51	Puesta en valor, remodelación y reparación integral de los edificios ubicados en la Jefatura Regional Litoral	54.074.200	13.518.550	0	0	67.592.750	80,0%	20,0%	0,0%	0,0%	100,0%
80	310	30	0	2	51	Centro de Almacenamiento Nacional de Vacunas (BID N° 5032/OC-AR)	246.777.300	987.109.200	0	0	1.233.886.500	20,0%	80,0%	0,0%	0,0%	100,0%
80	310	30	0	3	51	Centros Provinciales de Almacenamiento de Vacunas, Provincia de Chubut (BID N° 5032/OC-AR)	22.230.960	5.557.740	0	0	27.788.700	80,0%	20,0%	0,0%	0,0%	100,0%
80	310	30	0	3	52	Centros Provinciales de Almacenamiento de Vacunas, Provincia de Catamarca (BID N° 5032/OC-AR)	18.188.960	72.755.840	0	0	90.944.800	20,0%	80,0%	0,0%	0,0%	100,0%
80	310	30	0	3	53	Centros Provinciales de Almacenamiento de Vacunas, Provincia de San Luis (BID N° 5032/OC-AR)	18.188.960	72.755.840	0	0	90.944.800	20,0%	80,0%	0,0%	0,0%	100,0%
80	310	30	0	3	54	Centros Provinciales de Almacenamiento de Vacunas, Provincia de Misiones (BID N° 5032/OC-AR)	22.230.960	88.923.840	0	0	111.154.800	20,0%	80,0%	0,0%	0,0%	100,0%
80	310	30	0	3	56	Centros Provinciales de Almacenamiento de Vacunas, Provincia de Río Negro (BID N° 5032/OC-AR)	22.230.960	88.923.840	0	0	111.154.800	20,0%	80,0%	0,0%	0,0%	100,0%
80	310	30	0	3	57	Centros Provinciales de Almacenamiento de Vacunas, Provincia de Buenos Aires (BID N° 5032/OC-AR)	28.294.000	113.176.000	0	0	141.470.000	20,0%	80,0%	0,0%	0,0%	100,0%
80	310	30	0	3	58	Centros Provinciales de Almacenamiento de Vacunas, Provincia de Santa Cruz (BID N° 5032/OC-AR)	18.188.960	72.755.840	0	0	90.944.800	20,0%	80,0%	0,0%	0,0%	100,0%
80	310	30	0	3	59	Centros Provinciales de Almacenamiento de Vacunas, Provincia de Tierra del Fuego (BID N° 5032/OC-AR)	18.188.960	72.755.840	0	0	90.944.800	20,0%	80,0%	0,0%	0,0%	100,0%
80	310	30	0	4	51	Obra y Equipamiento Provisión de Energía Eléctrica mediante Generación Renovable en Vacunatorios en Chaco I (BCIE N° 2215)	1.547.255	3.358.137	85.108	0	4.990.500	31,0%	67,3%	1,7%	0,0%	100,0%
80	310	30	0	4	52	Obra y Equipamiento Provisión de Energía Eléctrica mediante Generación Renovable en Vacunatorios en Chaco II (BCIE N° 2215)	1.547.255	3.426.864	16.381	0	4.990.500	31,0%	68,7%	0,3%	0,0%	100,0%
80	310	30	0	4	54	Obra y Equipamiento Provisión de Energía Eléctrica mediante Generación Renovable en Vacunatorios en Chubut I (BCIE N° 2215)	1.547.255	3.358.137	85.108	0	4.990.500	31,0%	67,3%	1,7%	0,0%	100,0%
80	310	30	0	4	55	Obra y Equipamiento Provisión de Energía Eléctrica mediante Generación Renovable en Vacunatorios en Chubut II (BCIE N° 2215)	1.547.255	3.358.137	85.108	0	4.990.500	31,0%	67,3%	1,7%	0,0%	100,0%
80	310	30	0	4	56	Obra y Equipamiento Provisión de Energía Eléctrica mediante Generación Renovable en Vacunatorios en Chubut III (BCIE N° 2215)	1.547.255	3.358.137	85.108	0	4.990.500	31,0%	67,3%	1,7%	0,0%	100,0%
80	310	30	0	4	57	Obra y Equipamiento Provisión de Energía Eléctrica mediante Generación Renovable en Vacunatorios en Salta I (BCIE N° 2215)	1.547.255	3.358.137	85.108	0	4.990.500	31,0%	67,3%	1,7%	0,0%	100,0%

Congreso de la Nación

CONTRATACIÓN DE OBRAS DE INVERSIÓN
CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos)					AVANCE (en porcentaje)				
							2021	2022	2023	RESTO	TOTAL	2021	2022	2023	RESTO	TOTAL
80	310	30	0	4	56	Obra y Equipamiento Provisión de Energía Eléctrica mediante Generación Renovable en Vacunatorios en Salta I (BCIE N° 2215)	1.547.25	3.358.13	85.10	0	4.990.50	31,0%	67,3%	1,7%	0,0%	100,0%
80	310	30	0	4	58	Obra y Equipamiento Provisión de Energía Eléctrica mediante Generación Renovable en Vacunatorios en Salta II (BCIE N° 2215)	1.547.25	3.358.13	85.10	0	4.990.50	31,0%	67,3%	1,7%	0,0%	100,0%
80	310	30	0	4	60	Obra y Equipamiento Provisión de Energía Eléctrica mediante Generación Renovable en Vacunatorios en Santiago del Estero I (BCIE N° 2215)	1.547.25	3.358.13	85.10	0	4.990.50	31,0%	67,3%	1,7%	0,0%	100,0%
80	310	30	0	4	61	Obra y Equipamiento Provisión de Energía Eléctrica mediante Generación Renovable en Vacunatorios en Santiago del Estero II (BCIE N° 2215)	1.547.25	3.358.13	85.10	0	4.990.50	31,0%	67,3%	1,7%	0,0%	100,0%
80	310	30	0	4	62	Obra y Equipamiento Provisión de Energía Eléctrica mediante Generación Renovable en Vacunatorios en Santiago del Estero III (BCIE N° 2215)	1.547.25	3.358.13	85.10	0	4.990.50	31,0%	67,3%	1,7%	0,0%	100,0%
80	310	37	0	6	51	Construcción de Base Nacional en Salta, Provincia de Salta (FONPLATA ARG 41/2018)	22.078.20	51.515.80	0	0	73.594.00	30,0%	70,0%	0,0%	0,0%	100,0%
80	310	37	0	6	52	Construcción de Base Nacional en Santiago del Estero, Provincia de Santiago del Estero (FONPLATA ARG 41/2018)	10.683.00	24.927.00	0	0	35.610.00	30,0%	70,0%	0,0%	0,0%	100,0%
80	310	37	0	6	53	Construcción de Base Nacional en San Juan, Provincia de San Juan (FONPLATA ARG 41/2018)	12.463.50	29.081.50	0	0	41.545.00	30,0%	70,0%	0,0%	0,0%	100,0%
80	310	37	0	7	51	Refuncionalización de Base Nacional en Córdoba, Provincia de Córdoba (FONPLATA ARG 41/2018)	7.122.00	16.618.00	0	0	23.740.00	30,0%	70,0%	0,0%	0,0%	100,0%
80	310	37	0	7	52	Refuncionalización de Base Nacional en Corrientes, Provincia de Corrientes (FONPLATA ARG 41/2018)	8.902.50	20.772.50	0	0	29.675.00	30,0%	70,0%	0,0%	0,0%	100,0%
80	310	37	0	7	53	Refuncionalización de Base Nacional en Calchaquí, Provincia de Santa Fe (FONPLATA ARG 41/2018)	6.231.75	14.540.75	0	0	20.772.50	30,0%	70,0%	0,0%	0,0%	100,0%
80	310	37	0	7	55	Refuncionalización de Base Nacional en Tartagal, Provincia de Salta (FONPLATA ARG 41/2018)	7.478.10	17.448.90	0	0	24.927.00	30,0%	70,0%	0,0%	0,0%	100,0%
80	310	37	0	7	56	Refuncionalización de Base Nacional en Orán, Provincia de Salta (FONPLATA ARG 41/2018)	7.478.10	17.448.90	0	0	24.927.00	30,0%	70,0%	0,0%	0,0%	100,0%
80	310	37	0	7	57	Refuncionalización de Base Nacional en Salvador Mazza, Provincia de Salta (FONPLATA ARG 41/2018)	4.878.57	11.383.33	0	0	16.261.90	30,0%	70,0%	0,0%	0,0%	100,0%
80	310	37	0	7	58	Refuncionalización de Base Nacional en Ledesma, Provincia de Jujuy (FONPLATA ARG 41/2018)	4.878.57	11.383.33	0	0	16.261.90	30,0%	70,0%	0,0%	0,0%	100,0%
80	310	37	0	7	59	Refuncionalización de Base Nacional en San Pedro, Provincia de Jujuy (FONPLATA ARG 41/2018)	4.878.57	11.383.33	0	0	16.261.90	30,0%	70,0%	0,0%	0,0%	100,0%
80	902	53	0	44	51	Construcción de Depósito de Farmacia del Hospital Nac. Dr. Baldomero Sommer	10.600.00	10.500.00	0	0	21.100.00	49,8%	50,2%	0,0%	0,0%	100,0%
80	902	53	0	45	51	Readecuación, refacción integral de salas de internación corredores y consultorios de Pabellón 3 del Hospital Sommer(Etapa I)	20.000.00	15.000.00	0	0	35.000.00	57,1%	42,9%	0,0%	0,0%	100,0%

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Planilla Anexa al Artículo 11

CONTRATACIÓN DE OBRAS DE INVERSIÓN

CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2021	2022	2023	RESTO	TOTAL	AVANCE (en porcentaje) 2021	2022	2023	RESTO	TOTAL
80	903	53	0	68	51	Ampliación de Hemoterapia del Hospital Nac. Dr. Baldomero Sommer	2.000.000	2.800.000	0	0	4.800.000	41,7%	58,3%	0,0%	0,0%	100,0%
80	902	52	0	61	51	Refuncionalización, Refacción integral de Salas y Consultorios de Pabellón 10	10.000.000	16.000.000	16.000.000	0	42.000.000	23,8%	38,1%	38,1%	0,0%	100,0%
80	902	53	0	63	51	Refacción pabellón 4 - Resonador Magnético	5.000.000	9.000.000	0	0	14.000.000	35,7%	64,3%	0,0%	0,0%	100,0%
80	906	59	0	33	51	Reacondicionamiento de Instalación de Gas (CIS)	5.095.000	8.800.000	0	0	13.895.000	36,7%	63,3%	0,0%	0,0%	100,0%
80	999	59	0	35	51	Extensión de la Infraestructura de la Red Eléctrica (DIS)	2.500.000	2.500.000	0	0	5.000.000	50,0%	50,0%	0,0%	0,0%	100,0%
81	107	24	0	7	51	Construcción de Dos Viviendas de Guardaparques y Obras Complementarias en el Destacamento Río Grande, Monumento Natural Laguna de los Pozuelos, Provincia de Jujuy	2.000.000	19.883.250	0	0	21.883.250	9,1%	90,9%	0,0%	0,0%	100,0%
81	107	24	0	12	51	Construcción de Vivienda Intendente y Oficina de Informes en la Reserva Natural Formosa	2.000.000	14.575.890	0	0	16.575.890	12,1%	87,9%	0,0%	0,0%	100,0%
81	107	24	0	18	51	Sustitución y Renovación de Toma y Distribución de Agua en Villa Futalaufquen en el Parque Nacional Los Alerces, Provincia de Chubut	2.000.000	73.100.000	0	0	75.100.000	2,7%	97,3%	0,0%	0,0%	100,0%
81	107	24	0	21	51	Construcción de Sede Administrativa en el Parque Nacional Monte León, Provincia de Santa Cruz	17.325.000	14.175.000	0	0	31.500.000	55,0%	45,0%	0,0%	0,0%	100,0%
81	107	24	0	24	51	Construcción de Dos Viviendas de Guardaparques en el Parque Nacional El Leoncito, Provincia de San Juan	2.000.000	15.079.619	0	0	17.079.619	11,7%	88,3%	0,0%	0,0%	100,0%
81	107	24	0	36	51	Construcción de Galpón de Servicios Auxiliares en el Parque Nacional Los Cardones, Provincia de Salta	2.000.000	11.991.159	0	0	13.991.159	14,3%	85,7%	0,0%	0,0%	100,0%
81	107	24	0	52	51	Reparación y Puesta en Valor Edificio Casa Central Sito en Santa Fe 690	2.000.000	193.100.000	97.500.000	0	292.600.000	0,7%	66,0%	33,3%	0,0%	100,0%
81	107	24	0	54	51	Refacción y Ampliación del [illegible] en el Parque Nacional El Palmar, Provincia de Entre Ríos	2.000.000	13.063.400	0	0	15.063.400	13,3%	86,7%	0,0%	0,0%	100,0%
81	107	24	0	65	51	Construcción de Sanitario en el Área de Acampe del Parque Nacional Quebrada del Condorito, Provincia de Córdoba	2.000.000	2.150.000	0	0	4.150.000	48,2%	51,8%	0,0%	0,0%	100,0%
81	107	24	0	69	51	Construcción de Sub-Central de Incendios en El Chaltén, Parque Nacional Los Glaciares, Provincia de Santa Cruz	2.000.000	51.991.888	0	0	53.991.888	3,7%	96,3%	0,0%	0,0%	100,0%
81	107	24	0	70	51	Construcción de Centro de Visitantes en el Parque Nacional Talampaya, Provincia de La Rioja	2.000.000	45.157.598	0	0	47.157.598	4,2%	95,8%	0,0%	0,0%	100,0%
81	317	61	0	1	51	Construcciones en Bienes de Dominio Público en el Marco del Proyecto Regional Argentina-Uruguay - Fondo de Adaptación	15.118.600	260.023.398	0	0	275.142.000	5,5%	94,5%	0,0%	0,0%	100,0%
81	317	63	0	29	51	Relleno Sanitario Zona Metropolitana de Mendoza (BID N° 3249/OC-AR)	2.000.000	754.987.422	200.596.148	0	957.583.570	0,2%	78,8%	20,9%	0,0%	100,0%

Congreso de la Nación

"2020 - Año del General Manuel Belgrano"

27591

IF-2020-81646701-APN-DSGA#SLYT

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CONTRATACIÓN DE OBRAS DE INVERSIÓN
CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2021	2022	2023	RESTO	TOTAL	AVANCE (en porcentaje) 2021	2022	2023	RESTO	TOTAL
81	317	63	0	34	51	Construcción de un Relleno Sanitario y una Planta de Recuperación de Materiales en el Alto Valle de Río Negro (BIDN° 3249/OC-AR)	2.000.000	262.000.000	66.000.000	0	330.000.000	0,6%	79,4%	20,0%	0,0%	100,0%
81	317	63	0	35	51	Construcción Laboratorio Libre en Alerta en la Provincia de Buenos Aires	140.000.000	75.000.000	0	0	215.000.000	65,1%	34,9%	0,0%	0,0%	100,0%
81	317	63	0	44	51	Construcción de un Relleno Sanitario para la Ciudad de Paraná y Municipios Vecinos, Provincia de Entre Ríos (BID N°3249)	22.190.000	484.277.438	118.126.227	0	624.593.665	3,5%	77,5%	18,9%	0,0%	100,0%
81	317	63	0	47	51	Construcción del Centro Ambiental de Colón, Provincia de Entre Ríos (BID N°3249)	2.000.000	272.255.800	68.563.954	0	342.819.754	0,6%	79,4%	20,0%	0,0%	100,0%
81	317	63	0	56	51	Construcción de Plantas de Transferencia y Equipamiento para Relleno Sanitario en la Región de Tupungato, Provincia de Mendoza (BID N°3249)	12.470.000	357.525.884	82.498.821	0	452.494.705	2,7%	77,3%	20,0%	0,0%	100,0%
81	317	63	0	58	51	Construcción de un Relleno Sanitario y una Planta de Recuperación de Materiales, Provincia de Corrientes (BID N°3249)	2.000.000	262.000.000	66.000.000	0	330.000.000	0,6%	79,4%	20,0%	0,0%	100,0%
81	317	63	0	62	51	Construcción Centro Integral de Residuos Sólidos en Luján, Provincia de Buenos Aires (BID N° 3249)	26.350.000	237.650.000	66.000.000	0	330.000.000	8,0%	72,0%	20,0%	0,0%	100,0%
81	317	63	0	63	51	Construcción Centro Integral de Residuos Sólidos en Chascomús, Dolores, Ranchos y Aledaños, Provincia de Buenos Aires (BID N° 3249)	2.000.000	244.950.832	61.737.708	0	308.688.539	0,6%	79,4%	20,0%	0,0%	100,0%
81	317	63	0	64	51	Construcción Centro Integral de Residuos Sólidos en el Partido de la Costa, Provincia de Buenos Aires (BID N° 3249)	1.800.000	262.200.000	66.000.000	0	330.000.000	0,5%	79,5%	20,0%	0,0%	100,0%
81	317	63	0	65	51	Construcción Centro Integral de Residuos Sólidos en Moreno, Provincia de Buenos Aires (BID N° 3249)	1.800.000	99.350.784	25.290.196	0	126.450.980	1,4%	78,6%	20,0%	0,0%	100,0%
81	317	63	0	66	51	Construcción Centro Integral de Residuos Sólidos en la Ciudad de Córdoba, Provincia de Córdoba (BID N° 3249)	73.000.000	149.794.660	92.205.340	0	315.000.000	23,2%	47,6%	29,3%	0,0%	100,0%
81	317	63	0	67	51	Construcción Centro Integral RSU Córdoba, Consorcio Pequeños Municipios Consorcio 1, Provincia de Córdoba (BID N° 3249)	2.565.000	261.435.000	66.000.000	0	330.000.000	0,8%	79,2%	20,0%	0,0%	100,0%
81	317	63	0	68	51	Construcción Centro Integral RSU Córdoba, Consorcio Pequeños Municipios Consorcio 2, Provincia de Córdoba (BID N° 3249)	2.565.000	261.435.000	66.000.000	0	330.000.000	0,8%	79,2%	20,0%	0,0%	100,0%
81	317	63	0	69	51	Construcción Centro Integral RSU Córdoba, Consorcio Pequeños Municipios Consorcio 3, Provincia de Córdoba (BID N° 3249)	2.565.000	261.435.000	66.000.000	0	330.000.000	0,8%	79,2%	20,0%	0,0%	100,0%
81	317	63	0	70	51	Construcción Centro Integral de Residuos Sólidos en Reconquista, Avellaneda, Guadalupe Norte y vecinos Malabrigo, Provincia de Santa Fe (BID N° 3249)	2.320.000	261.680.000	66.000.000	0	330.000.000	0,7%	79,3%	20,0%	0,0%	100,0%
81	317	63	0	71	51	Construcción Centro Integral de Residuos Sólidos en Microrregión 2 de La Pampa, Provincia de La Pampa (BID N° 3249)	2.400.000	330.724.606	83.281.151	0	416.405.757	0,6%	79,4%	20,0%	0,0%	100,0%
81	317	63	0	72	51	Construcción Centro Integral de Residuos Sólidos en Microrregión 1 de La Pampa, Santa Rosa, Provincia de La Pampa (BID N° 3249)	2.500.000	405.460.334	101.990.088	0	509.950.422	0,5%	79,5%	20,0%	0,0%	100,0%
81	317	63	0	73	51	Construcción Centro Integral de Residuos Sólidos en La Banda, Provincia de Santiago del Estero (BID N° 3249)	2.000.000	239.708.304	60.445.076	0	302.153.380	0,7%	79,3%	20,0%	0,0%	100,0%

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CONTRATACIÓN DE OBRAS DE INVERSION

CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2021	2022	2023	RESTO	TOTAL	AVANCE (en porcentaje) 2021	2022	2023	RESTO	TOTAL
81	317	63	0	74	51	Construcción Centro Integral de Residuos Sólidos, Provincia de Chaco (BID N° 3249)	8.500.000	257.500.000	66.000.000	0	330.000.000	2,6%	78,0%	20,0%	0,0%	100,0%
81	317	63	0	75	51	Construcción Centro Integral de Residuos Sólidos, Provincia de Salta (BID N° 3249)	15.650.000	248.350.000	66.000.000	0	330.000.000	4,7%	75,3%	20,0%	0,0%	100,0%
81	317	63	0	76	51	Construcción Centro Integral de Residuos Sólidos, Provincia de La Rioja (BID N° 3249)	20.655.000	243.345.000	66.000.000	0	330.000.000	6,3%	73,7%	20,0%	0,0%	100,0%
81	317	63	0	77	51	Construcción Centro Socio Ambiental Ecoparque Quilmes, Provincia de Buenos Aires (BID N° 3249)	75.050.000	620.831.290	0	0	695.881.290	10,8%	89,2%	0,0%	0,0%	100,0%
81	317	63	0	79	51	Construcción Centro Socio Ambiental Ecoparque Quilmes, Provincia de Buenos Aires (BID N° 3249)	2.500.000	48.500.000	0	0	51.000.000	4,9%	95,1%	0,0%	0,0%	100,0%
81	317	63	0	80	51	Construcción Centro de Fortalecimiento en Avellaneda - Recuperación de Aceite Vegetal Usado, Provincia de Buenos Aires (BID N° 3249)	4.000.000	6.230.000	0	0	10.230.000	39,1%	60,9%	0,0%	0,0%	100,0%
81	317	63	0	81	51	Construcción centro de Fortalecimiento en Avellaneda - Recorte de Neumáticos, Provincia de Buenos Aires (BID N° 3249)	6.500.000	10.300.000	0	0	16.800.000	39,2%	60,8%	0,0%	0,0%	100,0%
81	317	63	0	82	51	Construcción Centro de Fortalecimiento en Moreno, Provincia de Buenos Aires (BID N° 3249)	47.650.000	228.240.440	0	0	275.890.440	17,3%	82,7%	0,0%	0,0%	100,0%
81	317	63	0	84	51	Construcción Centro Integral de RSU Villarino, Provincia de Buenos Aires (BID N° 3249)	2.000.000	34.186.160	0	0	36.186.160	5,5%	94,5%	0,0%	0,0%	100,0%
81	317	63	0	87	51	Construcción Centros Integrales RSU y Fortalecimiento - Proyecto Buenos Aires, ACUMAR, Provincia de Buenos Aires (BID N° 3249)	2.000.000	952.333.334	477.166.666	0	1.431.500.000	0,1%	66,5%	33,3%	0,0%	100,0%
81	317	63	0	88	51	Construcción Planta de Separación - Santo Tomé, Provincia de Corrientes (BID N° 3249)	1.500.000	136.260.000	0	0	137.760.000	1,1%	98,9%	0,0%	0,0%	100,0%
81	317	63	0	89	51	Construcción Centro RSU Gualeguaychú, Provincia de Entre Ríos (BID N° 3249)	2.650.000	261.350.000	66.000.000	0	330.000.000	0,8%	79,2%	20,0%	0,0%	100,0%
81	317	63	0	90	51	Construcción Centro RSU Florencio Varela, Provincia de Buenos Aires (BID N° 3249)	15.250.000	85.910.788	25.290.202	0	126.450.990	12,1%	67,9%	20,0%	0,0%	100,0%
81	317	63	0	91	51	Construcción Centro RSU Rosario, Provincia de Santa Fe (BID N° 3249)	1.991.000	99.169.788	25.290.202	0	126.450.990	1,6%	78,4%	20,0%	0,0%	100,0%
81	317	63	0	92	51	Construcción Centro RSU Baradero, San Pedro, Provincia de Buenos Aires (BID N° 3249)	1.500.000	99.660.788	25.290.202	0	126.450.990	1,2%	78,8%	20,0%	0,0%	100,0%
81	317	63	0	93	51	Construcción Centro RSU San Juan, Provincia de San Juan (BID N° 3249)	14.890.000	86.270.788	25.290.202	0	126.450.990	11,8%	68,2%	20,0%	0,0%	100,0%
81	317	63	0	94	51	Construcción Centro RSU Chivilcoy, Provincia de Buenos Aires (BID N° 3249)	22.172.000	79.038.788	25.290.202	0	126.450.990	17,5%	62,5%	20,0%	0,0%	100,0%
81	317	63	0	95	51	Construcción de Obras para Atender Situaciones Sociales en la República Argentina (BID N° 3249)	2.277.000	559.723.000	0	0	562.000.000	0,4%	99,6%	0,0%	0,0%	100,0%

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Congreso de la Nación

27591

17.

Planillas Anexas al Artículo 11

CONTRATACIÓN DE OBRAS DE INVERSIÓN

CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos)					AVANCE (en porcentaje)				
							2021	2022	2023	RESTO	TOTAL	2021	2022	2023	RESTO	TOTAL
TOTAL							49.918.964.677	246.552.926.401	176.998.973.283	29.598.511.379	488.069.381.550					

ADQUISICIÓN DE BIENES Y SERVICIOS CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	BIENES Y SERVICIOS	IMPORTE A DEVENGAR (en pesos)					AVANCE (en porcentaje)				
				2021	2022	2023	RESTO	TOTAL	2021	2022	2023	RESTO	TOTAL
30	325	34	Adquisición de Equipamiento de Oficina y Muebles	1.000.000	164.000.000	90.000.000	-	255.000.000	0,39	64,31	35,29	0,00	100,00
30	325	34	Adquisición Equipos Varios	2.000.000	52.600.000	34.800.000	-	89.400.000	2,24	58,84	38,93	0,00	100,00
41	326	28	Ampliación y Actualización del Sistema AFIS PFA - Sup. Policía Científica	252.000.000	1.008.000.000	0	-	1.260.000.000	20,00	80,00	0,00	-	100,00
41	326	28	Ampliación, Actualización y Mantenimiento del Sistema Automatizado de identificación Balística SAIB	103.730.000	207.460.000	207.460.000	-	518.650.000	20,00	40,00	40,00	-	100,00
41	343	48	Adquisición de Buques Guardacostas de Navegación Oceánica Tipo OPV (OFFSHORE PATROL VESSEL)	3.219.840.000	6.439.840.000	6.439.680.000		16.099.360.000	20,00	40,00	40,00	0,00	100,00
45	370	18	Anticipo a Proveedores Proyecto de Tecnologización de Capacidades (I A 63 Pampa-P-3C Orion-IA 100-Modernizacion FAA-Horas de Vuelo Grob-P 3 Orion-Beechcraft T 34 Cl Mentor)	5.495.636.832	6.969.324.191	6.670.158.437	-	19.135.119.460	28,72	36,42	34,86	-	100,00
45	370	18	Adquisición de Equipamiento para la Tecnologización de las Capacidades (IA 63 Pampa-AB 206-Buque Polar)	2.498.555.770	2.323.469.134	2.727.573.771	-	7.549.598.675	33,10	30,78	36,13	-	100,00
45	374	16	Adquisición de Vehículos de Campaña	780.000.000	1.193.920.000	10.959.422.358	326.429.219	13.259.771.577	5,88	9,00	82,65	2,46	100,00
45	374	16	Adquisición de Vehículos de Guarnición	100.000.000	520.000.000	491.169.428	743.711.220	1.854.880.648	5,39	28,03	26,48	40,09	100,00
45	374	16	Modernización del VC TAM	350.300.000	-	-	510.911.046	861.211.046	40,68	0,00	0,00	59,32	100,00
45	374	16	Modernización de la Línea de Elicópteros Bell UH - 1H a la Versión HUEY II	70.080.000	94.191.399	-	-	164.271.399	42,66	57,34	0,00	0,00	100,00
45	374	16	Incorporación de Vehículos Blindados de Artillería	250.000.000	1.471.350.000	1.581.050.000	1.584.000.000	4.886.400.000	5,12	30,11	32,36	32,42	100,00
45	374	16	Incorporación de una Familia de Vehículos Blindados a Rueda 8x8	700.500.000	8.231.250.000	9.054.750.000	10.805.798.194	28.792.298.194	2,43	28,59	31,45	37,53	100,00
45	374	16	Incorporación de Helicópteros Medianos para Transporte de Personal y Carga	959.685.000	987.750.000	1.086.570.000	1.024.343.985	4.058.348.985	23,65	24,34	26,77	25,24	100,00
45	379	17	Modernización del Servicio de Alimentación del HNPM	70.000.000	90.805.666	-	-	160.805.666	43,53	56,47	0,00	0,00	100,00
57	327	67	Apoyo a la Equidad y Efectividad del Sistema de Protección Social	120.000.000	42.500.000	-	-	162.500.000	73,85	26,15	0,00	0,00	100,00
57	327	67	Adquisición Material Rodante para el Ferrocarril Roca	4.568.467.185	17.885.117.482	-	-	22.453.584.667	20,35	79,65	0,00	0,00	100,00
57	327	67	Adquisición Material Rodante para el Ferrocarril Belgrano Sur	977.568.007	13.667.850.865	-	-	14.645.418.872	6,67	93,33	0,00	0,00	100,00
57	327	91	Reparación de Vehículos, Boyas y Maquinaria	20.000.000	187.578.000	103.744.000	-	311.322.000	6,42	60,25	33,32	0,00	100,00
57	327	91	Servicios de Vigilancia	28.000.000	78.000.000	48.000.000	-	154.000.000	18,18	50,65	31,17	0,00	100,00
57	327	91	Adquisición de Equipos y Programas de Computación, Comunicación, Posicionamiento, Señalamiento y Producción de Información y Poter	1.000.000	80.000.000	50.000.000	-	131.000.000	0,76	61,07	38,17	0,00	100,00
57	327	91	Limpieza, Fumigación, Aseo y Desratización de Embarcaciones y Edificios	2.000.000	82.355.040	42.177.520	-	126.532.560	1,58	65,09	33,33	0,00	100,00
57	327	91	Combustibles, Lubricantes y Aceites Hidráulicos para Embarcaciones	8.000.000	38.600.000	23.300.000	-	69.900.000	11,44	55,22	33,33	0,00	100,00
57	327	91	Equipos de Transporte, Tracción, Elevación y Equipos Mayores	1.000.000	50.000.000	15.000.000	-	66.000.000	1,52	75,76	22,73	0,00	100,00
57	327	91	Adquisición de Cabos de Amarre, Aros Salvavidas, Elementos de Electricidad y Batería para Embarcaciones y Manguerotes	27.000.000	13.682.200	20.341.100	-	61.023.300	44,25	22,42	33,33	0,00	100,00
57	327	91	Adquisición de Linternas para Balizamiento, Boyas, Barrera Antiderrame, Separador de Aguas Oleosas, Matafuegos y Gomones	2.690.000	47.000.000	4.650.000	-	54.340.000	4,95	86,49	8,56	0,00	100,00
57	327	91	Adquisición de Cadenas para Boyas, Escalas Hidrométricas y Repuestos Ferrosos para Asistencia Navegación	5.000.000	25.000.000	15.000.000	-	45.000.000	11,11	55,56	33,33	0,00	100,00
57	327	91	Refuncionalización Sede Subsecretaría de Puertos, Vías Navegables y Marina Mercante	1.000.000	26.810.000	10.490.000	-	38.300.000	2,61	70,00	27,39	0,00	100,00
57	327	91	Adquisición Camión y Camioneta para Transportar Equipo Pesado	1.000.000	25.000.000	-	-	26.000.000	3,85	96,15	0,00	0,00	100,00
57	327	91	Adquisición de Vestimenta y Equipos de Seguridad para Personal Embarcado e Inspectores	1.000.000	3.732.000	2.732.000	-	7.464.000	13,40	50,00	36,60	0,00	100,00
57	327	91	Adquisición de Cubiertas Neumáticas y Cámaras	1.000.000	2.500.000	1.500.000	-	5.000.000	20,00	50,00	30,00	0,00	100,00
57	327	91	Suscripción a Marine Traffic y Baltic Exchange	200.000	720.000	720.000	-	1.640.000	12,20	43,90	43,90	0,00	100,00
			Total	**20.618.252.794**	**62.010.405.977**	**39.680.288.614**	**14.995.193.664**	**137.304.141.049**					

Congreso de la Nación

"2020 - Año del General Manuel Belgrano"

27591

IF-2020-81646701-APN-DSGA#SLYT

Página 68 de 154



Congreso de la Nación

17.

PLANILLA ANEXA AL ARTICULO 11

CONTRATACIÓN DE OBRAS DE INVERSIÓN, BIENES y SERVICIOS
CON INCIDENCIA EN EJERCICIOS FUTUROS

REFERENCIAS DE LOS CÓDIGOS DE LOS CUADROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	DENOMINACIÓN
1				Poder Legislativo Nacional
1	313			Cámara de Diputados
1	313	48	0	Administración del Edificio del Molino
1	316			Ayuda Social Personal del Congreso de la Nación
1	316	20	0	Asistencia Social Integral al Personal del Congreso de la Nación
5				Poder Judicial de la Nación
5	320			Consejo de la Magistratura
5	320	1	0	Actividades Centrales
5	320	23	2	Fuero Civil
5	320	23	4	Fuero del Trabajo
5	320	24	11	Área Cámara Rosario
5	320	24	15	Área Cámara Resistencia
5	320	24	17	Área Cámara San Martín
5	320	24	18	Área Cámara Tucumán
5	320	24	19	Área Cámara Salta
5	320	24	5	Fuero Electoral
5	335			Corte Suprema de Justicia de la Nación
5	335	21	0	Justicia de Máxima Instancia
5	335	27	0	Interceptación y Captación de las Comunicaciones
10				Ministerio Público
10	360			Procuración General de la Nación
10	360	16	0	Ejercicio de la Acción Pública y Defensa de la Legalidad
10	361			Defensoría General de la Nación
10	361	17	0	Representación, Defensa y Curatela Pública Oficial
20				Presidencia de la Nación
20	301			Secretaría General de la Presidencia de la Nación
20	301	16	0	Conducción del Poder Ejecutivo Nacional
30				Ministerio del Interior
30	325			Ministerio del Interior
30	325	34	0	Iniciativas Complementarias de Interior
41				Ministerio de Seguridad
41	326			Policía Federal Argentina
41	326	28	0	Seguridad Federal
41	343			Ministerio de Seguridad
41	343	48	0	Proyectos Especiales en Seguridad Pública
41	375			Gendarmería Nacional
41	375	48	0	Seguridad en Fronteras
45				Ministerio de Defensa
45	370			Ministerio de Defensa
45	370	18	0	Mantenimiento, Producción y Soporte Logístico para la Defensa
45	374			Estado Mayor General del Ejército
45	374	16	0	Alistamiento Operacional del Ejército
45	379			Estado Mayor General de la Armada
45	379	17	0	Sanidad Naval
45	381			Estado Mayor General de la Fuerza Aérea
45	381	1	0	Actividades Centrales
50				Ministerio de Economía
50	105			Comisión Nacional de Energía Atómica
50	105	1	0	Actividades Centrales
50	105	20	0	Desarrollos y Suministros para la Energía Nuclear
50	105	21	0	Aplicaciones de la Tecnología Nuclear
50	105	23	0	Investigación y Aplicaciones no Nucleares
50	357			Ministerio de Economía
50	357	1	0	Actividades Centrales
51				Ministerio de Desarrollo Productivo
51	624			Servicio Geológico Minero Argentino
51	624	19	0	Producción de Información Geológica de Base
52				Ministerio de Agricultura, Ganadería y Pesca
52	606			Instuto Nacional de Tecnología Agropecuaria
52	606	16	0	Investigación Fundamental e Innovaciones Tecnológicas - IFIT
52	606	17	0	Investigación Aplicada, Innovación, Transferencias de Tecnologías, Extension y Apoyo al Desarrollo Rural - AITTE
57				Ministerio de Transporte
57	327			Ministerio de Transporte
57	327	67	0	Ejecución de Planes, Programas y Proyectos para el Mejoramiento del Transporte
57	327	67	1	Infraestructura de Transporte
57	327	58	0	Formulación, Ejecución y Políticas de Movilidad Integral de Transporte
57	327	58	1	Infraestructura de Transporte
57	327	58	2	Infraestructura de Transporte de Carga
57	327	91	0	Coordinación de Políticas de Transporte Fluvial y Marítimo
57	327	91	1	Infraestructura de Transporte Fluvial y Marítimo
57	669			Administración Nacional de Aviación Civil
57	669	16	0	Regulación, Fiscalización y Administración de la Aviación Civil
57	671			Junta de Seguridad del Transporte
57	671	16	0	Investigación de Accidentes y Promoción de la Seguridad
64				Ministerio de Obras Públicas
64	108			Instituto Nacional del Agua
64	108	16	0	Desarrollo de la Ciencia y Técnica del Agua
64	364			Ministerio de Obras Públicas
64	364	20	0	Planificación Territorial de la Inversión Pública
64	364	66	0	Prevención Sísmica
64	364	72	0	Formulación, Programación, Ejecución y Control de Obras Públicas
64	364	72	1	Desarrollo de Infraestructura de Culto
64	364	72	12	Apoyo para el Desarrollo de Infraestructura Social
64	364	72	16	Desarrollo de Infraestructura Cultural
64	364	72	9	Desarrollo de Infraestructura Penitenciaria
64	364	73	2	Adaptación a Excesos Hídricos y a Sequías de Núcleos Urbanos, Areas Rurales
64	604			Dirección Nacional de Vialidad
64	604	16	12	Obras de Conservación Mejorativa - Fase IV
64	604	16	13	Mantenimiento por Sistema Modular - Fase II



Congreso de la Nación

27591

64	604	16	21	Redes de Mantenimiento en el Distrito Buenos Aires
64	604	16	22	Redes de Mantenimiento en el Distrito Córdoba
64	604	16	24	Redes de Mantenimiento en el Distrito Mendoza
64	604	16	27	Redes de Mantenimiento en el Distrito Santa Fe
64	604	16	28	Redes de Mantenimiento en el Distrito La Rioja
64	604	16	32	Redes de Mantenimiento en el Distrito Neuquén
64	604	16	33	Redes de Mantenimiento en el Distrito Chubut
64	604	16	35	Redes de Mantenimiento en el Distrito Misiones
64	604	16	36	Redes de Mantenimiento en el Distrito Santiago del Estero
64	604	16	38	Redes de Mantenimiento en el Distrito Chaco
64	604	16	40	Redes de Mantenimiento en el Distrito Río Negro
64	604	16	42	Redes de Mantenimiento en el Distrito Formosa
64	604	16	43	Redes de Mantenimiento en el Distrito Santa Cruz
64	604	16	44	Redes de Mantenimiento en el Distrito Tierra del Fuego
64	604	16	45	Redes de Señalamiento Nacionales
64	604	16	6	Mantenimiento por Sistema Modular
64	604	22	15	Mejoramiento y Reposición de Rutas - Fase VIII
64	604	26	3	Contratos de Recuperación y Mantenimiento III - CREMA III
64	604	26	4	Contratos de Recuperación y Mantenimiento IV - CREMA IV
64	604	26	5	Contratos de Recuperación y Mantenimiento V - CREMA V
64	604	26	6	CREMA VI - Gestión Integral de Mantenimiento (GIM)
64	604	40	11	Obras en Corredores Viales con Participación Público Privada (PPP)
64	604	42	10	Fortalecimiento de la Red Autopistas Federales - Plan Nacional Vial - Fase 1
64	604	43	10	Ruta Segura - Plan Nacional Vial - Fase 1
64	604	44	10	Obras Especiales de Accesibilidad y Conectividad Vial - Plan Nacional Vial - Fase 1
64	604	45	10	Obras de Pavimentación - Plan Nacional Vial Fase 1
64	604	47	20	Construcción y Puesta en Valor de Infraestructura de Apoyo y Soporte del Plan Nacional Vial
64	604	47	21	Obras Edilicias en Distrito Buenos Aires
64	604	47	23	Obras Edilicias en Distrito Tucumán
64	604	47	24	Obras Edilicias en Distrito Mendoza
64	604	47	26	Obras edilicias en Distrito Jujuy
64	604	47	27	Obras edilicias en Distrito Santa Fe
64	604	47	29	Obras edilicias en Distrito San Juan
64	604	47	33	Obras Edilicias en Distrito Chubut
64	604	47	36	Obras Edilicias en Distrito Santiago del Estero
64	604	47	37	Obras Edilicias en Distrito Entre Ríos
64	604	47	39	Obras Edilicias en Distrito Bahía Blanca
64	604	47	41	Obras Edilicias en Distrito La Pampa
64	604	47	43	Obras Edilicias en Distrito Santa Cruz
64	604	48	23	Obras de Seguridad en Distrito Tucumán
64	604	48	28	Protecciones de ladera Cuesta de Miranda
64	604	48	29	Obras de Seguridad en Distrito San Juan
64	604	48	30	Obras de Seguridad en Distrito Corrientes
64	604	48	32	Obras de Seguridad en Distrito Neuquén
64	604	48	34	Obras de Seguridad en Distrito San Luis
64	604	48	37	Obras de Seguridad en Distrito Entre Ríos
64	604	48	39	Obras de Seguridad en Distrito Bahía Blanca
64	604	48	40	Obras de Seguridad en Distrito Río Negro
64	604	48	42	Obras de Seguridad en Distrito Formosa
64	604	48	44	Obras de Seguridad en Distrito Tierra del Fuego
64	604	49	2	Construcción de Puentes Menores
64	604	50	1	Obras de Repavimentación - Plan Vial Nacional - Fase 1
64	604	51	1	Obras Menores -Plan Nacional Vial - Fase 1
64	604	52	21	Mantenimiento y Reparación de Obras de Arte 1° Distrito - Buenos Aires
64	604	52	22	Mantenimiento de Obras de Arte en 2°Distrito - CORDOBA
64	604	52	23	Mantenimiento de Obras de Arte en 3°Distrito - TUCUMAN
64	604	52	24	Mantenimiento de Obras de Arte en 4°Distrito - MENDOZA
64	604	52	25	Mantenimiento de Obras de Arte en 5°Distrito - SALTA
64	604	52	26	Mantenimiento de Obras de Arte en 6°Distrito - JUJUY
64	604	52	27	Mantenimiento de Obras de Arte en 7°Distrito - SANTA FE
64	604	52	28	Mantenimiento de Obras de Arte en 8°Distrito - LA RIOJA
64	604	52	29	Mantenimiento de Obras de Arte en 9°Distrito - SAN JUAN
64	604	52	30	Mantenimiento de Obras de Arte en 10°Distrito - CORRIENTES
64	604	52	31	Mantenimiento de Obras de Arte en 11°Distrito - CATAMARCA
64	604	52	32	Mantenimiento de Obras de Arte en 12°Distrito - NEUQUEN
64	604	52	33	Mantenimiento de Obras de Arte en 13°Distrito - CHUBUT
64	604	52	34	Mantenimiento de Obras de Arte en 14°Distrito - SAN LUIS
64	604	52	35	Sistema Modular, Sección: Puente: Posadas - Encarnación (Paraguay) San Roque González de Santa Cruz, Provin de Misiones
64	604	52	36	Mantenimiento de Obras de Arte en 16°Distrito - SANTIAGO DEL ESTERO
64	604	52	37	Mantenimiento de Obras de Arte en 17°Distrito - ENTRE RIOS
64	604	52	38	Mantenimiento de Obras de Arte en 18°Distrito - CHACO
64	604	52	39	Mantenimiento de Obras de Arte en 19°Distrito - BAHÍA BLANCA
64	604	52	40	Mantenimiento y Reparación de Obras de Arte 20° Distrito - Río Negro
64	604	52	41	Mantenimiento de Obras de Arte en 21°Distrito - LA PAMPA
64	604	52	42	Mantenimiento de Obras de Arte en 22°Distrito - FORMOSA
64	604	52	43	Mantenimiento de Obras de Arte en 23°Distrito - SANTA CRUZ
64	604	52	44	Mantenimiento de Obras de Arte en 24°Distrito - TIERRA DEL FUEGO
64	604	52	45	Mantenimiento y Reparación de Obras de Arte Específicas
64		613		Ente Nacional de Obras Hídricas de Saneamiento
64	613	20	2	Desarrollo de Infraestructura de Agua Potable
64	613	20	3	Desarrollo de Infraestructura Cloacal
64	613	20	5	Desarrollo de Infraestructura Cloacal - Etapa II
64	613	20	6	Desarrollo de Infraestructura de Agua Potable Etapa 2
64		656		Organismo Regulador de Seguridad de Presas
64	656	17	0	Control de Seguridad de Presas
	71			Ministerio de Ciencia, Tecnología e Innovación
71		106		Comisión Nacional de Actividades Espaciales
71	106	16	0	Generación de Ciclos de Información Espacial Completos
	75			Ministerio de Trabajo, Empleo y Seguridad Social
75		850		Administración Nacional de la Seguridad Social
75	850	1	0	Actividades Centrales
75	850	1	1	Desarrollo de Infraestructura
	80			Ministerio de Salud
80		310		Ministero de Salud
80	310	30	0	Fortalecimiento de la Capacidad del Sistema Público de Salud
80	310	37	0	Prevención y Control de Enfermedades Endémicas

CONGRESO LEGISLATIVO DE LA NACION ARGENTINA



Congreso de la Nación

27591

80		903		Hospital Nacional Baldomero Sommer
80	903	53	0	Atención de Pacientes
80		909		Colonia Nacional Montes de Oca
80	909	59	0	Atención de Pacientes (DIS)
		81		Ministerio de Ambiente y Desarrollo Sostenible
81		107		Administración de Parques Nacionales
81	107	24	0	Infraestructura en Áreas Naturales Protegidas
81		317		Ministerio de Ambiente
81	317	61	0	Promoción y Gestión del Cambio Climático y el Desarrollo Sostenible
81	317	63	0	Control Ambiental

CONGRESO LEGISLATIVO DE LA NACIÓN ARGENTINA

PLANILLA 2 ANEXA AL ARTICULO 11

CONTRATACION DE OBRAS O ADQUISICION DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	PROYECTOS DE OBRA	Importe a devengar (en pesos)					Avance Físico (en porcentajes)				
				2021	2022	2023	Resto	Total	2021	2022	2023	Resto	Total
50	328	73	Fondo para infraestructura productiva. Obras de conexión de gas y otros servicios esenciales para la producción industrial en áreas, zonas y parques industriales - San Rafael y General Alvear - Provincia de Mendoza	30.683.526	151.547.876	105.107.380	12.661.219	300.000.000	10,2%	50,5%	35,0%	4,2%	100,0%
50	328	73	Ramal Troncal Gas Natural 6" desde Capital a Loreto	121.812.165	601.637.994	417.271.392	50.264.449	1.190.986.000	10,2%	50,5%	35,0%	4,2%	100,0%
64	613	20	Instalación sistema abastecimiento de agua en la Comuna de San Roque	14.400.000	3.600.000	-		18.000.000	80,0%	20,0%	0,0%	0,0%	100,0%
50	328	74	Plan integral de Consolidación Eléctrica AMBA - ETAPA 1	7.500.000.000	7.500.000.000	-	-	15.000.000.000	50,0%	50,0%	0,0%	0,0%	100,0%
50	328	74	Transferencias a CAMMESA para financiar proyectos	2.944.067.478	-	-	-	2.944.067.478	100,0%	0,0%	0,0%	0,0%	100,0%
50	328	74	Implementación del programa "Mas y Mejor Iluminación"	1.600.000.000	-	-	-	1.600.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
50	328	74	Transferencias a Provincias para obras eléctricas - Nacional	3.000.000.000	-	-	-	3.000.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
50	328	75	Implementación del programa "Eficiencia Energética"	1.500.000.000	-	-	-	1.500.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
50	328	74	Programa de transmisión eléctrica Norte Grande	1.919.710.000	-	-	-	1.919.710.000	100,0%	0,0%	0,0%	0,0%	100,0%
50	328	87	Construcción AHRSC	7.000.000.000	5.500.000.000	5.500.000.000	11.000.000.000	29.000.000.000	24,1%	19,0%	19,0%	37,9%	100,0%
50	328	77	Transferencia de fondos para obras FFTEF	6.461.083.245	-	-	-	6.461.083.245	100,0%	0,0%	0,0%	0,0%	100,0%
50	328	87	Instalación de CT Manuel Belgrano II	5.136.075.000	-	-	-	5.136.075.000	100,0%	0,0%	0,0%	0,0%	100,0%
50	328	73	Plan de ampliación del sistema de transporte de gas	58.816.000.000	-	-	-	58.816.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
50	328	73	Gasoductos (4G)	1.265.000.000	-	-	-	1.265.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
50	328	73	Plan Acercar Gas	5.000.000.000	-	-	-	5.000.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
50	328	87	IEASA - GNEA I y II y GIJA	840.000.000	-	-	-	840.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
50	328	73	GNEA Etapa III - Gasoducto del Noreste Argentino (ampliación red de transporte)	40.000.000.000	30.763.000.000	-	-	70.763.000.000	56,5%	43,5%	0,0%	0,0%	100,0%
64	604	42	Construcción de Autopista en 182 km de la RN 33 (desde Acceso a San Eduardo, km 607)	2.301.264.426	11.366.090.670	7.883.053.465	949.591.438	22.500.000.000	10,2%	50,5%	35,0%	4,2%	100,0%
64	604	50	Mantenimiento de la RN 33 en los 254 km que unen el cruce de RN 33 y 7 hasta el acceso AO08	81.792.993	222.063.834	96.143.173	-	400.000.000	20,4%	55,5%	24,0%	0,0%	100,0%
64	613	20	Obras Hídricas en la RN 7	61.344.745	166.547.876	72.107.380	-	300.000.000	20,4%	55,5%	24,0%	0,0%	100,0%
64	364	72	Reparación y puesta en valor del Monumento Nacional a la Bandera	102.241.241	277.579.793	120.178.966	-	500.000.000	20,4%	55,5%	24,0%	0,0%	100,0%
64	604	42	Ampliación de Capacidad, Autovía. Tramo: Termas de Rio Hondo (Prog. 1208.483) - Lte. con Tucumán (Prog. 1223.420), Provincia de Santiago del Estero (BID 3050)	1.067.500.000	1.281.000.000	213.500.000		2.562.000.000	41,7%	50,0%	8,3%	0,0%	100,0%
64	604	42	Acceso sur a San Miguel de Tucumán, Ampliación de capacidad de la Ruta Nacional N° 9.Tramo: A° Mista - SM de Tucumán, Sección: EX RN N°9 y RP N°302 (Km 1287.98) - Empalme con RN N°38 (km 1285.13), Provincia de Tucumán (BID 3050)	1.037.500.000	1.245.000.000	207.500.000	-	2.490.000.000	41,7%	50,0%	8,3%	0,0%	100,0%
64	613	20	Hidricos - Proyecto de red cloacal para la ciudad de Apostoles - Provincia de Misiones	370.142.450	462.678.062	-	-	832.820.512	44,4%	55,6%	0,0%	0,0%	100,0%
64	613	20	Hidricos - Proyecto de redes colectoras de desagues cloacales para Apostoles Etapa II - Provincia de Misiones	145.944.486	182.430.608	-	-	328.375.094	44,4%	55,6%	0,0%	0,0%	100,0%
64	613	20	Hidricos - Proyecto de Red colectora de Desagues Cloacales para Eldorado - Etapa II - Provincia de Misiones	144.030.693	180.038.367	-	-	324.069.060	44,4%	55,6%	0,0%	0,0%	100,0%
64	613	20	Hidricos - Proyecto de Red colectora de Desagues Cloacales para Eldorado - Etapa III - Provincia de Misiones	132.778.473	165.973.091	-	-	298.751.563	44,4%	55,6%	0,0%	0,0%	100,0%
64	613	20	Hidricos - Proyecto de Red colectora de Desagues Cloacales para Casco Urbano de Jardin America - Provincia de Misiones	454.637.433	580.796.791	-	-	1.045.434.224	44,4%	55,6%	0,0%	0,0%	100,0%
64	364	72	Ejecucion de Infraestructura Publica y obras complementarias para el B° San Sebastian (FORMATO PROMEBA) - Provincia de Misiones	48.453.786	60.567.232	-	-	109.021.018	44,4%	55,6%	0,0%	0,0%	100,0%
64	364	72	Ejecucion de Infraestructura Publica y obras complementarias para el B° Juan Domingo Peron (FORMATO PROMEBA) - Provincia de Misiones	15.538.903	19.423.628	-	-	34.962.531	44,4%	55,6%	0,0%	0,0%	100,0%
64	364	72	Ejecucion de Infraestructura Publica y obras complementarias para el B° Juan Domingo Peron (FORMATO PROMEBA) - Provincia de Misiones	231.146.270	288.932.838	-	-	520.079.108	44,4%	55,6%	0,0%	0,0%	100,0%
64	364	72	Ejecucion de Infraestructura Publica y obras complementarias para los B° 4 Hermanos, Evita y Vista Alegre (FORMATO PROMEBA) - Provincia de Misiones	228.530.089	285.662.612	-	-	514.192.701	44,4%	55,6%	0,0%	0,0%	100,0%
64	364	72	Ejecucion de Infraestructura Publica y obras complementarias para el B° Esperanza - Provincia de Misiones	57.467.602	71.834.502	-	-	129.302.104	44,4%	55,6%	0,0%	0,0%	100,0%

Página 72 de 154

PLANILLA 2 ANEXA AL ARTÍCULO 11

CONTRATACION DE OBRAS O ADQUISICION DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	PROYECTOS DE OBRA	Importe a devengar (en pesos)					Avance Físico (en porcentajes)				
				2021	2022	2023	Resto	Total	2021	2022	2023	Resto	Total
64	364	72	Ejecucion de Infraestructura Publica y obras complementarias para el B° Union - Provincia de Misiones	80.580.646	100.725.807	-	-	181.306.453	44,4%	55,6%	0,0%	0,0%	100,0%
64	364	72	Ejecucion de Infraestructura Publica y obras complementarias para el B° Acaragua (FORMATO PROMEBA) - Provincia de Misiones	61.768.908	77.211.135	-	-	138.980.043	44,4%	55,6%	0,0%	0,0%	100,0%
64	364	72	Ejecucion de Infraestructura Publica y obras complementarias para el B° San Jose (FORMATO PROMEBA) - Provincia de Misiones	221.375.448	276.719.310	-	-	498.094.757	44,4%	55,6%	0,0%	0,0%	100,0%
64	364	72	Ejecucion de Infraestructura Publica y obras complementarias para el B° Santa Rita y Union (FORMATO PROMEBA) - Provincia de Misiones	213.107.844	266.384.806	-	-	479.492.650	44,4%	55,6%	0,0%	0,0%	100,0%
64	364	72	Ejecucion de Infraestructura Publica y obras complementarias para el B° Nuestra Señora de Fatima (FORMATO PROMEBA) - Provincia de Misiones	68.900.891	86.126.114	-	-	155.027.005	44,4%	55,6%	0,0%	0,0%	100,0%
64	364	72	Ejecucion de Infraestructura Publica y obras complementarias para el B° Apepu (FORMATO PROMEBA) - Provincia de Misiones	59.641.666	74.552.083	-	-	134.193.749	44,4%	55,6%	0,0%	0,0%	100,0%
64	364	72	Ejecucion de Infraestructura Publica y obras complementarias para el B° Escuelita - Provincia de Misiones	52.315.553	65.394.441	-	-	117.709.994	44,4%	55,6%	0,0%	0,0%	100,0%
64	364	72	Ejecucion de Infraestructura Publica y obras complementarias para el B° Las Toscas - Provincia de Misiones	47.568.770	59.460.963	-	-	107.029.733	44,4%	55,6%	0,0%	0,0%	100,0%
64	364	72	Ejecucion de Infraestructura Publica y obras complementarias para el B° Vecinos Unidos (FORMATO PROMEBA) - Provincia de Misiones	115.649.727	144.562.159	-	-	260.211.887	44,4%	55,6%	0,0%	0,0%	100,0%
64	364	72	Ejecucion de Infraestructura Publica y obras complementarias para el B° Caballeriza (FORMATO PROMEBA) - Provincia de Misiones	62.621.440	23.991.893	-	-	86.613.333	72,3%	27,7%	0,0%	0,0%	100,0%
64	364	72	Ejecucion de Infraestructura Publica y obras complementarias para el B° Santa Cecilia (FORMATO PROMEBA) - Provincia de Misiones	11.880.629	4.551.776	-	-	16.432.405	72,3%	27,7%	0,0%	0,0%	100,0%
64	364	72	Ejecucion de Infraestructura Publica y obras complementarias para el B° Ch. 101 (FORMATO PROMEBA) - Provincia de Misiones	23.563.777	9.027.892	-	-	32.591.669	72,3%	27,7%	0,0%	0,0%	100,0%
64	364	72	Ejecucion de Infraestructura Publica y obras complementarias para el B° Ch. 141-146 (FORMATO PROMEBA) - Provincia de Misiones	24.512.091	9.391.216	-	-	33.903.307	72,3%	27,7%	0,0%	0,0%	100,0%
64	364	72	Ejecucion de Infraestructura Publica y obras complementarias para el B° Ch. 120 (FORMATO PROMEBA) - Provincia de Misiones	11.828.350	4.531.747	-	-	16.360.096	72,3%	27,7%	0,0%	0,0%	100,0%
64	364	72	Ejecucion de Infraestructura Publica y obras complementarias para el B° Horacio Quiroga (FORMATO OBRAS TEMPRANA RENABAP) - Provincia de Misiones	47.125.336	18.054.935	-	-	65.180.271	72,3%	27,7%	0,0%	0,0%	100,0%
64	364	72	Ejecucion de Infraestructura Publica y obras complementarias para el B° Industrial (FORMATO OBRAS TEMPRANA RENABAP) - Provincia de Misiones	23.667.021	9.067.448	-	-	32.734.469	72,3%	27,7%	0,0%	0,0%	100,0%
64	364	72	Ejecucion de infraestructura Publica y obras complementarias para el B° Retiro (FORMATO OBRAS TEMPRANA RENABAP) - Provincia de Misiones	49.605.617	19.005.195	-	-	68.610.812	72,3%	27,7%	0,0%	0,0%	100,0%
64	364	72	Ejecucion de Infraestructura Publica y obras complementarias para el B° Capilla 2 (FORMATO OBRAS TEMPRANA RENABAP) - Provincia de Misiones	42.008.959	16.094.719	-	-	58.103.677	72,3%	27,7%	0,0%	0,0%	100,0%
64	364	72	Ejecucion de Infraestructura Publica y obras complementarias para el B° Nueva Argentina (FORMATO OBRAS TEMPRANA RENABAP) - Provincia de Misiones	34.724.221	13.303.747	-	-	48.027.968	72,3%	27,7%	0,0%	0,0%	100,0%
64	364	72	Ejecucion de Infraestructura Publica y obras complementarias para el B° Espacio Verde (FORMATO OBRAS TEMPRANA RENABAP) - Provincia de Misiones	13.228.274	5.068.094	-	-	18.296.368	72,3%	27,7%	0,0%	0,0%	100,0%
64	364	72	Ejecucion de Infraestructura Publica y obras complementarias para el B° Cantera (FORMATO OBRAS TEMPRANA RENABAP) - Provincia de Misiones	40.715.065	15.598.995	-	-	56.314.060	72,3%	27,7%	0,0%	0,0%	100,0%
64	364	72	Ejecucion de Infraestructura Publica y obras complementarias para el B° Sin Nombre (FORMATO OBRAS TEMPRANA RENABAP) - Provincia de Misiones	46.298.969	17.738.333	-	-	64.037.302	72,3%	27,7%	0,0%	0,0%	100,0%
64	364	72	Ejecucion de Infraestructura Publica y obras complementarias para el B° Milagro (FORMATO OBRAS TEMPRANA RENABAP) - Provincia de Misiones	26.456.549	10.136.188	-	-	36.592.737	72,3%	27,7%	0,0%	0,0%	100,0%
64	364	72	Ejecucion de Infraestructura Publica y obras complementarias para el B° Maria (FORMATO OBRAS TEMPRANA RENABAP) - Provincia de Misiones	13.228.274	5.068.094	-	-	18.296.368	72,3%	27,7%	0,0%	0,0%	100,0%

Página 73 de 154

Congreso de la Nación

"2020 - Año del General Manuel Belgrano"

27591

PLANILLA 2 ANEXA AL ARTICULO 11

CONTRATACION DE OBRAS O ADQUISICION DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	PROYECTOS DE OBRA	Importe a devengar (en pesos)					Avance Físico (en porcentajes)				
				2021	2022	2023	Resto	Total	2021	2022	2023	Resto	Total
64	364	72	Ejecucion de Infraestructura Publica y obras complementarias para el B° Iprodha (FORMATO OBRAS TEMPRANA RENABAP) - Provincia de Misiones	9.921.206	3.801.071	-	-	13.722.277	72,3%	27,7%	0,0%	0,0%	100,0%
64	364	72	Ejecucion de Infraestructura Publica y obras complementarias para el B° Gunther (FORMATO OBRAS TEMPRANA RENABAP) - Provincia de Misiones	25.670.478	9.835.023	-	-	35.505.500	72,3%	27,7%	0,0%	0,0%	100,0%
64	364	72	Ejec. Infraestructura Pub. y obras complementarias B° San Cayetano (FORMATO OBRAS TEMPRANA RENABAP) - Provincia de Misiones	26.462.747	10.138.563	-	-	36.601.309	72,3%	27,7%	0,0%	0,0%	100,0%
64	364	72	Ejec. Infraestructura Pub. y obras complementarias B° 25 de Mayo (FORMATO OBRAS TEMPRANA RENABAP) - Provincia de Misiones	26.183.731	10.031.665	-	-	36.215.396	72,3%	27,7%	0,0%	0,0%	100,0%
64	364	72	Ejec. de Infraestructura Pub. y obras complementarias B° Las Quintas (FORMATO OBRAS TEMPRANA RENABAP) - Provincia de Misiones	26.003.441	9.962.591	-	-	35.966.032	72,3%	27,7%	0,0%	0,0%	100,0%
64	613	20	Saneamiento de la Cuenca del Arroyo ITA - Municipio de POSADAS - Provincia de Misiones	596.595.480	1.619.726.515	701.265.232	-	2.917.587.228	20,4%	55,5%	24,0%	0,0%	100,0%
64	613	20	Saneamiento Arroyo Tuicha - Municipio de OBERA - Provincia de Misiones	358.465.164	973.214.766	421.356.119	-	1.753.036.049	20,4%	55,5%	24,0%	0,0%	100,0%
64	613	20	Saneamiento Arroyo M'botaby y afluentes, Seccion 03 y 04 - Municipio de OBERA - Provincia de Misiones	311.743.564	846.367.990	366.437.444	-	1.524.548.998	20,4%	55,5%	24,0%	0,0%	100,0%
64	613	20	Sistema de agua potable Campo Ramon- Villa Bonita - Municipio de CAMPO RAMON-VILLA BONITA - Provincia de Misiones	138.355.251	194.229.486	-	-	332.584.737	41,6%	58,4%	0,0%	0,0%	100,0%
64	613	20	Sistema agua potable Toma Ar. Guirai- San Vicente Ietapa - Municipio de SAN VICENTE - Provincia de Misiones	156.658.986	219.925.114	-	-	376.584.100	41,6%	58,4%	0,0%	0,0%	100,0%
64	613	20	Sistema agua potable Concepcion de la Sierra - Municipio de CONCEPCION DE LA SIERRA - Provincia de Misiones	177.973.470	249.847.372	-	-	427.820.842	41,6%	58,4%	0,0%	0,0%	100,0%
64	613	20	Sistema de agua potable El Alcazar - Municipio de EL ALCAZAR - Provincia de Misiones	189.325.310	265.783.609	-	-	455.108.919	41,6%	58,4%	0,0%	0,0%	100,0%
64	613	20	Sistema de agua potable Campo Grande - Municipio de CAMPO GRANDE - Provincia de Misiones	217.154.445	304.851.433	-	-	522.005.878	41,6%	58,4%	0,0%	0,0%	100,0%
64	613	20	Redes de distribucion de agua potable Montecarlo - Municipio de MONTECARLO - Provincia de Misiones	326.146.982	885.472.540	383.367.871	-	1.594.987.394	20,4%	55,6%	24,0%	0,0%	100,0%
64	613	20	SANEAMIENTO ARROYO TACUARA ETAPAS 3-4-5-6-7-8 - Municipio de PUERTO IGUAZÚ - Provincia de Misiones	657.476.617	1.785.015.718	772.827.665	-	3.215.320.000	20,4%	55,6%	24,0%	0,0%	100,0%
64	613	20	RED TROCAL NORTE DE AGUA POTABLE - Municipio de OBERÁ - Provincia de Misiones	259.269.222	363.974.100	-	-	623.243.321	41,6%	58,4%	0,0%	0,0%	100,0%
64	364	72	INSTITUTO NACIONAL DE MEDICINA DE ENFERMEDADES TROPICALES - Municipio de PUERTO IGUAZÚ - Provincia de Misiones	121.358.016	170.367.984	-	-	291.726.000	41,6%	58,4%	0,0%	0,0%	100,0%
64	364	72	EDIFICIO INTERNACIÓN NUEVO HOSPITAL SAMIC OBERÁ - 1° ETAPA - Municipio de OBERÁ - Provincia de Misiones	131.375.158	184.430.510	-	-	315.805.668	41,6%	58,4%	0,0%	0,0%	100,0%
64	364	72	UNIDAD CENTRAL DE TRASLADO - POSADAS - 2° ETAPA - Municipio de POSADAS - Provincia de Misiones	31.888.041	21.258.694	-	-	53.146.735	60,0%	40,0%	0,0%	0,0%	100,0%
64	364	72	HOSITAL NIVEL II - PUERTO RICO - 2° Y 3° ETAPA - Municipio de PUERTO RICO - Provincia de Misiones	226.647.111	415.519.703	113.323.555	-	755.490.369	30,0%	55,0%	15,0%	0,0%	100,0%
64	364	72	HOSPITAL NIVEL II "TADAYOSHI KAMADA" - JARDÍN AMÉRICA - 3° ETAPA - Municipio de JARDÍN AMÉRICA - Provincia de Misiones	216.809.772	397.484.583	108.404.886	-	722.699.241	30,0%	55,0%	15,0%	0,0%	100,0%
64	604	22	ACCESO A URBANIZACIÓN ITAEMBÉ GUAZÚ (INTERCAMBIADORES I Y II) - Municipio de POSADAS - Provincia de Misiones	285.694.500	523.773.250	142.847.250	-	952.315.000	30,0%	55,0%	15,0%	0,0%	100,0%
65	365	40	CONSTRUCCIÓN DE NÚCLEOS SANITARIOS - Provincia de Misiones	115.545.316	162.207.847	-	-	277.753.162	41,6%	58,4%	0,0%	0,0%	100,0%
65	365	40	EJECUCIÓN DE CONEXIONES DOMICILIARIAS - Provincia de Misiones	49.371.472	69.309.952	-	-	118.681.424	41,6%	58,4%	0,0%	0,0%	100,0%
65	365	40	CONSTRUCCIÓN DE EQUIPAMIENTO COMUNITARIO - Provincia de Misiones	44.041.866	61.828.004	-	-	105.869.870	41,6%	58,4%	0,0%	0,0%	100,0%
65	365	40	CONSTRUCCIÓN DE VIVIENDAS PARA COMPLETAMIENTO BARRIAL - Provincia de Misiones	244.934.622	343.850.526	-	-	588.785.148	41,6%	58,4%	0,0%	0,0%	100,0%
65	365	40	864 VIVIENDAS SUSTENTABLES DE MADERA - Provincia de Misiones	233.792.000	328.208.000	-	-	562.000.000	41,6%	58,4%	0,0%	0,0%	100,0%

IF-2020-81646701-APN-DSGA#SLYT



Congreso de la Nación

PLANILLA 2 ANEXA AL ARTICULO 11

CONTRATACION DE OBRAS O ADQUISICION DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	PROYECTOS DE OBRA	Importe a devengar (en pesos)					Avance Físico (en porcentajes)				
				2021	2022	2023	Resto	Total	2021	2022	2023	Resto	Total
[illegible]	365	40	1664 VIVIENDAS E INFRAESTRUCTURA - Provincia de Misiones	950.924.701	2.581.712.406	1.117.759.777	-	4.650.396.885	20,4%	55,5%	24,0%	0,0%	100,0%
65	365	40	3090 MEJORAMIENTOS DE VIVIENDA - Provincia de Misiones	459.516.864	1.247.565.014	540.136.844	-	2.247.218.723	20,4%	55,5%	24,0%	0,0%	100,0%
65	365	40	1000 VIVIENDAS SUSTENTABLES DE MADERA E INFRAESTRUCTURA - Provincia de Misiones	449.277.967	1.219.766.927	528.101.583	-	2.197.146.477	20,4%	55,5%	24,0%	0,0%	100,0%
65	365	39	1863 LOTES CON SERVICIOS - Provincia de Misiones	315.379.196	856.238.544	370.710.929	-	1.542.328.669	20,4%	55,5%	24,0%	0,0%	100,0%
64	613	20	PROVISION DE AGUA POTABLE - Municipio de PANAMBI - Provincia de Misiones	117.109.221	164.403.329	-	-	281.512.550	41,6%	58,4%	0,0%	0,0%	100,0%
64	613	20	PROVISION DE AGUA A POTABLE - Municipio de SANTO PIPO - Provincia de Misiones	45.569.222	63.972.178	-	-	109.541.400	41,6%	58,4%	0,0%	0,0%	100,0%
64	613	20	PROVISION DE AGUA POTABLE - Municipio de SAN JAVIER - Provincia de Misiones	75.955.277	106.629.523	-	-	182.584.800	41,6%	58,4%	0,0%	0,0%	100,0%
64	613	20	PROVISION DE AGUA POTABLE - Municipio de SAN PEDRO - Provincia de Misiones	273.408.762	383.823.838	-	-	657.232.600	41,6%	58,4%	0,0%	0,0%	100,0%
64	613	20	DESAGUES CLOACALES - Municipio de SAN PEDRO - Provincia de Misiones	268.785.108	729.737.955	315.942.137	-	1.314.465.200	20,4%	55,5%	24,0%	0,0%	100,0%
64	613	20	PROVISION DE AGUA POTABLE - Municipio de ALEM - Provincia de Misiones	196.798.934	276.275.427	-	-	473.074.361	41,6%	58,4%	0,0%	0,0%	100,0%
64	613	20	PLAN MAESTRO DE AGUA POTABLE - Municipio de POSADAS Y GARUPA - Provincia de Misiones	828.457.214	2.249.219.381	973.805.970	-	4.051.482.566	20,4%	55,5%	24,0%	0,0%	100,0%
64	613	20	PROVISION DE AGUA POTABLE - Municipio de 9 DE JULIO Y SANTIAGO DE LINIERS - Provincia de Misiones	133.047.932	186.778.828	-	-	319.826.760	41,6%	58,4%	0,0%	0,0%	100,0%
64	613	20	PROVISION DE AGUA POTABLE - Municipio de WANDA - Provincia de Misiones	278.025.496	390.305.024	-	-	668.330.520	41,6%	58,4%	0,0%	0,0%	100,0%
64	613	20	PROVISION DESAGUES CLOACALES - Municipio de BERNARDO DE IRIGOYEN - Provincia de Misiones	321.521.658	451.366.942	-	-	772.888.600	41,6%	58,4%	0,0%	0,0%	100,0%
64	613	20	DESAGUES CLOACALES - Municipio de JARDIN DE AMERICA - Provincia de Misiones	236.938.883	643.277.068	278.508.648	-	1.158.724.600	20,4%	55,5%	24,0%	0,0%	100,0%
64	613	20	DESAGUES CLOACALES DE LAS LOCALIDADS DE GARUPA - Municipio de GARUPA - Provincia de Misiones	521.071.411	1.414.682.492	612.490.835	-	2.548.244.738	20,4%	55,5%	24,0%	0,0%	100,0%
50	328	77	Linea 500kV Virasoro-Fracan E.T. Fracan 500/132kV + Obras Complementarias - Provincia de Misiones	3.603.008.020	9.781.984.306	4.235.138.109	-	17.620.130.435	20,4%	55,5%	24,0%	0,0%	100,0%
50	328	74	Linea 132kV Doble Terna Piray-San Pedro + E.T. San Pedro 132/33/13,2kV + Obras - Provincia de Misiones	779.567.229	2.116.485.547	916.338.477	-	3.812.391.253	20,4%	55,5%	24,0%	0,0%	100,0%
50	328	74	Linea 132kV San Isidro-Alem-Oberá II + E.T.L. N. Alem 132/33/13,2kV + Obras - Provincia de Misiones	1.118.162.512	3.035.754.592	1.314.338.642	-	5.468.255.746	20,4%	55,5%	24,0%	0,0%	100,0%
50	328	74	Linea 132kV San Pedro-B.de Irigoyen + E.T B.de Irigoyen 132/33/13,2kV + Obras Complementarias - Provincia de Misiones	615.950.082	1.672.273.280	724.015.504	-	3.012.238.867	20,4%	55,5%	24,0%	0,0%	100,0%
50	328	74	Linea 132kV B.de Irigoyen-Andresito + E.T Andresito 132/33/13,2kV + Obras Complementarias - Provincia de Misiones	575.259.301	1.561.799.869	676.185.724	-	2.813.244.894	20,4%	55,5%	24,0%	0,0%	100,0%
50	328	74	Obras correspondientes a Cooperativas - Provincia de Misiones	1.001.680.059	2.719.510.633	1.177.419.914	-	4.898.610.606	20,4%	55,5%	24,0%	0,0%	100,0%
50	328	74	Obras correspondientes a EMSA - Provincia de Misiones	1.039.632.588	2.822.549.827	1.222.031.028	-	5.084.213.443	20,4%	55,5%	24,0%	0,0%	100,0%
50	328	74	Obras Rurales de Media y Baja Tensión - Provincia de Misiones	325.520.000	456.980.000	-	-	782.500.000	41,6%	58,4%	0,0%	0,0%	100,0%
50	328	74	Parque Fotovoltaico Posadas - Provincia de Misiones	500.000.000	-	-	-	500.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
50	328	74	Parque Fotovoltaico San Javier - Provincia de Misiones	250.000.000	-	-	-	250.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
50	328	74	Parque Fotovoltaico Uruguaí - Provincia de Misiones	250.000.000	-	-	-	250.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	604	22	Duplicación de calzada RN 5 - Acceso a Mercedes	293.681.059	-	-	-	293.681.059	100,0%	0,0%	0,0%	0,0%	100,0%
64	604	22	Pavimentación y cordón cuneta Barrio Santa María Tartagal	200.000.000	-	-	-	200.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	364	72	Obras de infraestructura de Salud del Ministerio de Infraestructura y Transporte de La Rioja	202.437.990	284.191.794	-	-	486.629.784	41,6%	58,4%	0,0%	0,0%	100,0%
65	365	40	Nueva intervencion urbana integral Localidad de Vinchina - La Rioja	205.536.977	558.022.484	241.597.432	-	1.005.156.894	20,4%	55,5%	24,0%	0,0%	100,0%
65	365	41	Renovacion urbana Barrios 13 de enero y los Obreros Ciudad de la Rioja	205.285.671	288.189.500	-	-	493.475.171	41,6%	58,4%	0,0%	0,0%	100,0%
64	604	22	Continuacion circunvalacion sur para acceso a Barrios Ciudad Nueva	136.466.221	191.577.580	-	-	328.043.801	41,6%	58,4%	0,0%	0,0%	100,0%
64	613	20	Recuperacion de paisajes hidricos y saneamiento Rio Tajamar	205.536.977	558.022.484	241.597.432	-	1.005.156.894	20,4%	55,5%	24,0%	0,0%	100,0%

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PLANILLA 2 ANEXA AL ARTÍCULO 11

CONTRATACION DE OBRAS O ADQUISICION DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS



JURISDICCION	SERVICIO	PROGRAMA	PROYECTOS DE OBRA	Importe a devengar (en pesos)					Avance Físico (en porcentajes)				
				2021	2022	2023	Resto	Total	2021	2022	2023	Resto	Total
64	604	22	Obras Viales y de Pavimentación Urbana del Ministerio de Infraestructura y Transporte de La Rioja	999.381.567	4.936.008.819	3.423.412.900	412.383.805	9.771.187.091	10,2%	50,5%	35,0%	4,2%	100,0%
70	330	37	Obras de Infraestructura Educativa en Escuelas del Ministerio de Infraestructura y Transporte de La Rioja	500.539.135	702.679.939	-	-	1.203.219.074	41,6%	58,4%	0,0%	0,0%	100,0%
70	330	48	Obras de Infraestructura Educativa en Jardines del Ministerio de Infraestructura y Transporte de La Rioja	48.834.567	68.556.219	-	-	117.390.786	41,6%	58,4%	0,0%	0,0%	100,0%
64	513	20	Acueducto del Este - Primera Etapa - Departamento Pedernera y Dupuy - Provincia de San Luis	2.500.000.000	2.490.000.000	-	-	4.990.000.000	50,1%	49,9%	0,0%	0,0%	100,0%
64	604	42	Obra: Realización de Autopista en Ruta Nacional N° 8 con tramo desde la ciudad de Villa Mercedes (San Luis) hasta el Limite de la provincia de Córdoba (Vizcacheras: Aproximadamente 30 km) - San Luis	2.000.000.000	2.500.000.000	-	-	4.500.000.000	44,4%	55,6%	0,0%	0,0%	100,0%
64	613	20	Planta de Tratamiento de liquidos cloacales de Calayate	224.930.731	610.675.544	264.393.725	-	1.100.000.000	20,4%	55,5%	24,0%		100,0%
64	604	22	Autopista 25 de Mayo y Eleodoro Lobos y Rotonda Autopista Provincial N°55 (Rotonda de El Indio) - San Luis	105.502.500	84.402.000	21.100.500	-	211.005.000	50,0%	40,0%	10,0%	0,0%	100,0%
57	327	67	Construcción Aeropuerto Internacional de San Luis	8.126.106.538	5.417.404.359	-	-	13.543.510.897	60,0%	40,0%	0,0%	0,0%	100,0%
57	327	67	Construcción Extensión de vias Ferrocarril San Martín - San Luis	-	3.284.740.394	2.737.283.661	-	6.022.024.055	0,0%	54,5%	45,5%	0,0%	100,0%
57	327	67	Construcción Nueva Zona de Actividades Logisticas San Luis	-	-	4.181.276.289	2.090.638.144	6.271.914.433	0,0%	0,0%	66,7%	33,3%	100,0%
64	604	22	Acceso Norte San Rafael Mendoza RN° 143-146	358.000.000	142.000.000	-	-	500.000.000	71,6%	28,4%			100,0%
64	364	72	Gasoducto San Rafael - Provincia de Mendoza	900.000.000	900.000.000	900.000.000	-	2.700.000.000	33,3%	33,3%	33,3%	0,0%	100,0%
50	328	74	Plan Integral Energético: Sistema Energético Provincial Norte: Río Grande - Provincia de Tierra del Fuego, Antártida Argetnina e Islas del Atlántico Sur	994.754.993	4.913.157.879	3.407.564.427	410.474.700	9.725.952.000	10,2%	50,5%	35,0%	4,2%	100,0%
50	328	74	Plan Integral Energético: Sistema Energético Provincial Centro, Tolhuin - Provincia de Tierra del Fuego, Antártida Argetnina e Islas del Atlántico Sur	47.129.895	232.777.537	161.444.935	19.447.633	460.800.000	10,2%	50,5%	35,0%	4,2%	100,0%
50	328	74	Plan Integral Energético: Sistema Energético Provincial Sur , Ushuaia y Almazanza - Provincia de Tierra del Fuego, Antártida Argetnina e Islas del Atlántico Sur	1.303.403.442	6.437.592.105	4.464.849.368	537.835.085	12.743.680.000	10,2%	50,5%	35,0%	4,2%	100,0%
50	328	74	Plan Integral Energético: Sistema Energético Provincial Interconexión y Generación n en Boca de Pozo - Provincia de Tierra del Fuego, Antártida Argetnina e Islas del Atlántico Sur	6.029.694.090	29.781.040.791	20.654.906.214	2.488.086.905	58.953.728.000	10,2%	50,5%	35,0%	4,2%	100,0%
50	328	74	Energías alternativas: Planta de energía solar y adecuación de red de energía para distribución domiciliaria, Paraje Las Puertas, Cabrería, La Sala, Luracatao, Seclantas - Provincia de Salta	780.000.000	-	-	-	780.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
50	328	77	Linea Alta Tension 330 - Estación transformadora 330kv, 33kv, 13kv	2.125.000.000	2.125.000.000	2.125.000.000	-	6.375.000.000	33,3%	33,3%	33,3%	0,0%	100,0%
50	328	77	Estacion Transformadora 500 kv Comodoro Rivadavia	3.600.000.000	3.600.000.000	-		7.200.000.000	50,0%	50,0%	0,0%	0,0%	100,0%
50	328	77	Linea Extra Alta Tension Santiago-Robles	466.536.871	2.304.255.139	1.598.136.684	192.511.305	4.561.440.000	10,2%	50,5%	35,0%	4,2%	100,0%
50	328	77	ET 500/132 Robles	680.219.869	3.359.648.001	2.330.113.808	280.685.160	6.650.666.638	10,2%	50,5%	35,0%	4,2%	100,0%
64	604	48	Rotonda para el Acceso Oeste-Ruta 119 de la ciudad de Curuzu Cuatia - Corrientes	12.500.000	87.500.000	-	-	100.000.000	12,5%	87,5%	0,0%	0,0%	100,0%
64	604	48	Rotonda de la localidad de Loreto en la Ruta Nacional N°118 - Corrientes	12.500.000	87.500.000	-	-	100.000.000	12,5%	87,5%	0,0%	0,0%	100,0%
64	604	50	Obras Básicas de Pavimento Rígido en el tramo RN°12 - Unidad Penitenciaria N°6	164.740.354	41.185.089	-	-	205.925.443	80,0%	20,0%	0,0%	0,0%	100,0%
64	613	20	Construcción de 2 alcantarillas tipo O-2916-I en el tramo RP N°11 - Mburucuya	50.939.660	12.734.915	-	-	63.674.575	80,0%	20,0%	0,0%	0,0%	100,0%
64	613	20	Construcción de 2 alcantarillas tipo O-2916-I en el tramo RP N°46 - RP N°11	38.788.039	9.697.010	-	-	48.485.048	80,0%	20,0%	0,0%	0,0%	100,0%
64	613	20	Construcción de alcantarillas en el tramo RP N°20 - RN N°12	17.600.195	4.400.049	-	-	22.000.244	80,0%	20,0%	0,0%	0,0%	100,0%
64	604	22	Pavimentación de banquinas para ciclovias en Lavalle - Santa Lucía	91.068.331	22.767.083	-	-	113.835.414	80,0%	20,0%	0,0%	0,0%	100,0%
64	604	50	Pavimentación de banquinas, bacheo de calzada y repavimentación en el tramo RN N°12 - Santa Ana	260.953.666	65.238.417	-	-	326.192.083	80,0%	20,0%	0,0%	0,0%	100,0%
64	604	22	2 Dársenas de pesaje para control de peso y dimensiones en el tramo Santo Tomé - Arroyo Chimiray	40.207.009	10.051.752	-	-	50.258.761	80,0%	20,0%	0,0%	0,0%	100,0%

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Congreso de la Nación

"2020 - Año del General Manuel Belgrano"

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PLANILLA 2 ANEXA AL ARTÍCULO 11

CONTRATACION DE OBRAS O ADQUISICION DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	PROYECTOS DE OBRA	Importe a devengar (en pesos)					Avance Físico (en porcentajes)				
				2021	2022	2023	Resto	Total	2021	2022	2023	Resto	Total
64	604	48	2 Dársenas de pesaje para control de peso y dimensiones en el tramo RN Nº 118 - Concepción	40.207.009	10.051.752	-	-	50.258.761	80,0%	20,0%	0,0%	0,0%	100,0%
64	604	48	3 Dársenas de pesaje para control de peso y dimensiones en el tramo RN Nº 12 - RN Nº 119	60.310.513	15.077.628	-	-	75.388.141	80,0%	20,0%	0,0%	0,0%	100,0%
64	604	48	2 Dársenas de pesaje para control de peso y dimensiones en el tramo RN Nº 14 - Monte Caseros	40.207.009	10.051.752	-	-	50.258.761	80,0%	20,0%	0,0%	0,0%	100,0%
64	604	22	Pavimentación de las calles Murcia, Pasionaria y Bilbao más desagues pluviales complementarios e/ Barcelona y Las Margaritas	69.000.000	17.250.000	-	-	86.250.000	80,0%	20,0%	0,0%	0,0%	100,0%
64	613	20	Ampliación y Readecuacion red de agua y cloaca Bº Lomas del Mirador y Bº Molina	69.974.174	17.493.544	-	-	87.467.718	80,0%	20,0%	0,0%	0,0%	100,0%
64	604	22	Pavimentación de las calles Trento e/ Av. Cazadores Correntinos y Verona e/ Trento y RN Nº12	63.542.308	15.885.577	-	-	79.427.885	80,0%	20,0%	0,0%	0,0%	100,0%
64	604	16	CONSTRUCCION DE CALZADA DE CONCRETO ASFALTICO ACCESO Y CALLES DEL BARRIO PERICHON EN EL TRAMO R.N. Nº 12 - RIO PARANA	182.145.806	45.536.451	-	-	227.682.257	80,0%	20,0%	0,0%	0,0%	100,0%
64	604	16	BACHEO ENSANCHE DE CALZADA Y REPAVIMENTACION EN EL TRAMO R.N. Nº119 - R.P.Nº 23	286.472.091	71.618.023	-	-	358.090.113	80,0%	20,0%	0,0%	0,0%	100,0%
64	613	20	ADECUACION DE LOS VIALES ACC A PIL Y CONSTRUCCIÓN DE ALCANTARILLAS - ETAPA II EN EL TRAMO ACCESO A PARQUE INDUSTRIAL LIBRES. ETAPA II	69.800.000	17.450.000	-	-	87.250.000	80,0%	20,0%	0,0%	0,0%	100,0%
64	613	20	ADECUACION DE LOS VIALES ACC A PIL Y CONSTRUCCIÓN DE ALCANTARILLAS - ETAPA III EN EL TRAMO ACCESO A PARQUE INDUSRTIAL LIBRES. ETAPA III	69.800.000	17.450.000	-	-	87.250.000	80,0%	20,0%	0,0%	0,0%	100,0%
64	613	20	ADECUACION DE LOS VIALES ACC A PIL Y CONSTRUCCIÓN DE ALCANTARILLAS - ETAPA IV EN EL TRAMO ACCESO A PARQUE INDUSRTIAL LIBRES. ETAPA IV	69.800.000	17.450.000	-	-	87.250.000	80,0%	20,0%	0,0%	0,0%	100,0%
64	613	20	ADECUACION DE LOS VIALES ACC A PIL Y CONSTRUCCIÓN DE ALCANTARILLAS - ETAPA V EN EL TRAMO ACCESO A PARQUE INDUSRTIAL LIBRES. ETAPA V	69.800.000	17.450.000	-	-	87.250.000	80,0%	20,0%	0,0%	0,0%	100,0%
64	613	20	ADECUACION DE LOS VIALES ACC A PIL Y CONSTRUCCIÓN DE ALCANTARILLAS - ETAPA VI EN EL TRAMO ACCESO A PARQUE INDUSRTIAL LIBRES. ETAPA VI	35.000.000	8.750.000	-	-	43.750.000	80,0%	20,0%	0,0%	0,0%	100,0%
64	613	20	CONSTRUCCIÓN DE 2 ALCANTARILLAS DE Hº Aº Z- 2915-I SOBRE CANAL DE DESVIO DE ARROYO PIRAYUI DE 3mX5m H=5m EN EL TRAMO R.N.Nº12-R.P.Nº48	19.595.165	4.898.791	-	-	24.493.956	80,0%	20,0%	0,0%	0,0%	100,0%
64	604	22	BACHEOS Y REFUERZO CON CONCRETO Y ASFÁLTICO - ILUMINACION Y SEÑALIZACION EN EL TRAMO R.P. Nº 126 - SAUCE	36.431.362	9.107.841	-	-	45.539.203	80,0%	20,0%	0,0%	0,0%	100,0%
64	604	22	PAVIMENTO RIGIDO URBANO 2DA ETAPA (2 MANO AV. SANTA CATALINA) E ILUMINACIÓN EN EL TRAMO AV. SANTA CATALINA E/ALTA GRACIA Y EX CUARTELES REGIMIENTO SANTA CATALINA	178.680.000	44.670.000	-	-	223.350.000	80,0%	20,0%	0,0%	0,0%	100,0%
64	604	22	REPARACION DE DOS ALCANTARILLAS DE MADERA Y CONSTRUCCION DE PUENTE DE MADERA EN EL TRAMO ACCESO PARAJE AL 20 - TRAMOS R.N. Nº 12 - PASO DE LA PATRIA	9.879.093	2.469.773	-	-	12.348.866	80,0%	20,0%	0,0%	0,0%	100,0%
64	604	22	OBRAS BÁSICAS PAVIMENTO RIGIDO ZONA URBANA Y ALCANTARILLA TIPO O-41211 EN EL TRAMO PAVIMENTACION DE LA CALLE JUAN FRAY DE GAMARRA E/VALERIO BONASTRE Y R.P. Nº20 -EJIDO URBANO DE ITATI	108.098.421	27.024.605	-	-	135.123.027	80,0%	20,0%	0,0%	0,0%	100,0%
64	604	22	OBRAS BÁSICAS PAVIMENTO RIGIDO ZONA URBANA EN EL TRAMO CALLE MERCEDES CREMONTE E/R.P. Nº5 - R.P. Nº99 Y R.P. Nº99 E/CREMONTE Y R.N. Nº 12	56.396.238	14.099.060	-	-	70.495.298	80,0%	20,0%	0,0%	0,0%	100,0%
64	604	22	OBRAS BÁSICAS PAVIMENTO RIGIDO ZONA URBANA EN EL TRAMO CALLE SÁNCHEZ BUSTAMANTE E/LAVALLE Y AV. INDEPENDENCIA Y LAVALLE E/R.N. Nº 12 Y SANCHES DE BUSTAMANTE	41.304.524	10.326.131	-	-	51.630.655	80,0%	20,0%	0,0%	0,0%	100,0%

IF-2020-81646701-APN-DSGA#SLYT

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PLANILLA 2 ANEXA AL ARTÍCULO 11

CONTRATACION DE OBRAS O ADQUISICION DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	PROYECTOS DE OBRA	Importe a devengar (en pesos)					Avance Físico (en porcentajes)				
				2021	2022	2023	Resto	Total	2021	2022	2023	Resto	Total
64	604	22	OBRAS BÁSICAS PAVIMENTO RIGIDO CON BAQUINA DE CONCRETO ASFALTICO Y ALCANTARILLA DE 1,00 DE DIAM. EN EL TRAMO CONEXIÓN AV. MAIPU Y R.N. N° 12 -SANTA MARGARITA	77.605.190	19.401.297	-	-	97.006.487	80,0%	20,0%	0,0%	0,0%	100,0%
64	604	22	RECONSTRUCCION DE PUENTE CARRETERO SOBRE RIO SANTA LUCIA (SAN ROQUE) EN EL TRAMO R.N. N° 12 - R.P. N° 19 - PROG. 24,3 - RIO SANTA LUCIA	34.749.064	8.687.266	-	-	43.436.330	80,0%	20,0%	0,0%	0,0%	100,0%
64	604	22	RETIRO DE PUENTE BAYLE EXISTENTE Y CONSTRUCCION DE ALCANTARILLA TIPO O-2916- I EN EL TRAMO INTERSECCION DE LA R.N. N°12 Y LA R.P. N° 52	14.400.000	3.600.000	-	-	18.000.000	80,0%	20,0%	0,0%	0,0%	100,0%
64	604	22	CONSTRUCION DE DESAGUES PLUVIALES LONGITUDINALES, REPOSICION DE SUELO Y RECONSTRUCCION DE GALIBO DE CALZADA EN EL TRAMO RUTAS VARIAS DE LA RED VIAL PROVINCIAL	32.000	8.000	-	-	40.000	80,0%	20,0%	0,0%	0,0%	100,0%
52	363	39	Compra de moldes e insumos, prensas e insumos producción de cigarros puros artesanales. El Jardín, Rosario De Lerma, La Viña, El Carril. Coronel Moldes - Provincia de Salta	500.000	-	-	-	500.000	100,0%	0,0%	0,0%	0,0%	100,0%
52	363	39	Construcción de mercado concentrador de frutas y hortalizas, Rosario de Lerma - Provincia de Salta	20.000.000	-	-	-	20.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
52	363	39	Construcción invernadero, La Silleta, El Encon, Campo Quijano - Provincia de Salta	600.000	-	-	-	600.000	100,0%	0,0%	0,0%	0,0%	100,0%
52	363	39	Mercado popular, Salta Capital - Provincia de Salta	45.000.000	-	-	-	45.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
52	363	39	Ferias itinerantes, Salta Capital - Provincia de Salta	15.000.000	-	-	-	15.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
52	363	39	Construcción de pozos someros, Paraje Torzalito. Departamento Guemes - Provincia de Salta	6.000.000	-	-	-	6.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
52	363	39	Acceso agua, mejora animal, producción forrajera. Localidad Acosta. Guachipas - Provincia de Salta	6.800.000	-	-	-	6.800.000	100,0%	0,0%	0,0%	0,0%	100,0%
52	363	39	Construcción de corrales, Localidad Vaqueria. Guachipas - Provincia de Salta	2.500.000	-	-	-	2.500.000	100,0%	0,0%	0,0%	0,0%	100,0%
52	363	39	Conformación de 124 huertas comunitarias, Salta Capital - Provincia de Salta	5.756.552	-	-	-	5.756.552	100,0%	0,0%	0,0%	0,0%	100,0%
52	363	39	Conformación de 80 huertas familiares, Salta Capital - Provincia de Salta	3.715.200	-	-	-	3.715.200	100,0%	0,0%	0,0%	0,0%	100,0%
52	363	39	Reactivación y reconversión de la región agrícola, Selva de Transición. Metan - Provincia de Salta	1.000.000	-	-	-	1.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
52	363	39	Reorganización asociación de productores pecuarios. Umbral Del Chaco. Metan - Provincia de Salta	10.000.000	-	-	-	10.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
52	363	39	Construcción de frigorífico faena vacunos y porcinos, Metan - Provincia de Salta	162.000.000	-	-	-	162.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
52	363	39	Agregado de valor, seguridad y soberanía alimentaria. Construcción de infraestructura criadero porcino, para pequeños productores porcinos, Joaquin V González. - Provincia de Salta	3.450.000	-	-	-	3.450.000	100,0%	0,0%	0,0%	0,0%	100,0%
52	363	39	Equipamiento y herramientos para produccion y comercialización de alfalfa, Municipio, La Candelaria - Provincia de Salta	8.134.000	-	-	-	8.134.000	100,0%	0,0%	0,0%	0,0%	100,0%
52	363	39	Construcción de galpón de acopio y procesamiento producción ají, Municipio La Candelaria - Provincia de Salta	9.416.800	-	-	-	9.416.800	100,0%	0,0%	0,0%	0,0%	100,0%
52	363	39	Industrialización frutos tropicales, Embarcación - Provincia de Salta	12.600.000	-	-	-	12.600.000	100,0%	0,0%	0,0%	0,0%	100,0%
52	363	39	Instalación de planta de elaboración de alimentos, General Mosconi - Provincia de Salta	7.580.000	-	-	-	7.580.000	100,0%	0,0%	0,0%	0,0%	100,0%
52	363	39	Mejora producción ganadera. Siembra de pastura tropical. 60 Parajes Rurales. Rivadavia Banda Norte - Provincia de Salta	8.889.090	-	-	-	8.889.090	100,0%	0,0%	0,0%	0,0%	100,0%
52	363	39	Acceso al agua para consumo, soberanía alimentaria y huertas familiares. Instalación de red de agua. Desmalezamiento. Cerco perimetral. La Emboscada. Pozo Hondo. San Ignacio de Loyola. La Victoria Lote Fiscal 75 - Provincia de Salta	3.496.900	-	-	-	3.496.900	100,0%	0,0%	0,0%	0,0%	100,0%
52	363	39	Ley N° 26.509 ayuda a pequeños productores. Comunidades indígenas. Fondo rotatorio. Forraje maíz y alfalfa, Rivadavia y San Martin. Rivadavia y San Martin - Provincia de Salta	250.000.000	-	-	-	250.000.000	100,0%	0,0%	0,0%	0,0%	100,0%

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Congreso de la Nación

"2020 - Año del General Manuel Belgrano"

27591

PLANILLA 3 ANEXA AL ARTICULO 11

CONTRATACION DE OBRAS O ADQUISICION DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	PROYECTOS DE OBRA	Importe a devengar (en pesos)					Avance Físico (en porcentajes)				
				2021	2022	2023	Resto	Total	2021	2022	2023	Resto	Total
52	363	39	Mejoramientos de producción de ovejas cabras y cerdos para su comercialización. Fondo rotatorio, Coronel Juan Sola Coronel Juan Sola - Provincia de Salta	4.579.000	-	-	-	4.579.000	100,0%	0,0%	0,0%	0,0%	100,0%
52	363	39	Mensura y titularización de tierras comunitarias del pueblo diaguita, producción y comercialización. Aplicación Ley N° 26 160, Municipios Valle Calchaqui - Provincia de Salta	3.000.000	-	-	-	3.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
52	363	39	Mensura y titularización de tierras. Relevamiento de la posesión actual. Finalización de relevamientos pendientes en el territorio comunitario del pueblo diaguita, Municipios Valle Calchaqui - Provincia de Salta	3.000.000	-	-	-	3.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
52	363	39	Acceso a tierra y agua. Captación de vertientes, almacenamiento en represas comunitarias. Distribución por goteo. Huertas y abastecimiento local, Municipios Cachi y Molinos - Provincia de Salta	10.000.000	-	-	-	10.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
52	363	39	Acceso a tierra y agua, Huertas, Abastecimiento local. Captación de vertientes, almacenamiento en represas comunitarias, riego por goteo, Municipios Cachi y Molinos - Provincia de Salta	7.000.000	-	-	-	7.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
52	363	39	Acceso a tierra y agua. Huertas. Abastecimiento local. Captación de vertientes, almacenamiento en represas comunitarias, distribución de riego por goteo, Municipios Cachi y Molinos - Provincia de Salta	12.000.000	-	-	-	12.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
52	363	39	Red de abastecimiento y comercialización. 5 centros comunitarios cooperativos de acopio y valor agregado, Municipios. Cachi - Provincia de Salta	15.000.000	-	-	-	15.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
52	363	39	Producción y mejora calidad del pimiento para pimentón para 150 productores. Municipios. Payogasta - Provincia de Salta	4.000.000	-	-	-	4.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
52	363	39	Asistencia técnica en sanidad animal. Compra de herramientas y maquinarias. Créditos para producción de cebolla y alfalfa. Mejora infraestructura productiva, Municipios. Molinos - Provincia de Salta	15.000.000	-	-	-	15.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
52	363	39	Asistencia técnica sanidad animal. Compra de herramientas. Acceso tecnológico. Mejoramiento faena de animales. Infraestructura Productiva. Sanidad animal. Corrales comunitarios, Municipios. Angastaco - Provincia de Salta	4.000.000			-	4.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
52	363	39	Compra de maquinarias para la mejora de producción ganadera para producción y comercialización. , Municipio. San Carlos - Provincia de Salta	6.500.000	-	-	-	6.500.000	100,0%	0,0%	0,0%	0,0%	100,0%
52	363	39	Construcción de invernadero plantines frutales y hortícolas para producción y comercialización. , Municipio. San Carlos - Provincia de Salta	1.100.000	-	-	-	1.100.000	100,0%	0,0%	0,0%	0,0%	100,0%
52	363	39	Mejoramiento de la producción ganadera. Siembra de pasturas como alfalfa y avena, Municipio - Provincia de Salta	9.000.000	-	-	-	9.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
52	363	39	Turismo rural. Mercado de exposición y venta de productos campesinos. Centro de capacitación. El Barrial. San Carlos - Provincia de Salta	25.000.000	-	-	-	25.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
52	363	39	Construcción de salas queseras para productores campesinos, Paraje La Puerta, Cabrería, El Refugio, Alumbre, y La Sala, Seclantas - Provincia de Salta	30.000.000	-	-	-	30.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
52	363	41	Mejoras y acondicionamiento de canales de riego, Región Oeste y Centro. Metan - Provincia de Salta	6.000.000	-	-	-	6.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
50	328	74	Construcción de la línea eléctrica de 132 Kv que une la ciudad de Comandante Luis Piedra Buena hasta Puerto San Julián - Provincia de Santa Cruz	456.535.972	2.282.679.860	1.634.398.780	191.745.108	4.565.359.720	10,0%	50,0%	35,8%	4,2%	100,0%
50	328	74	Reinicio de la obra eléctrica de la línea de 132Kv que une la ciudad de Puerto San Julián con Gobernador Gregores - Provincia de Santa Cruz	199.106.979	995.534.894	712.802.984	83.624.931	1.991.069.788	10,0%	50,0%	35,8%	4,2%	100,0%
64	364	72	Construcción del Polo Tecnológico Científico - Provincia de Santa Cruz	180.000.000	240.000.000	180.000.000		600.000.000	30,0%	40,0%	30,0%		100,0%
64	364	72	Ampliación edilicia de las Unidades Penitenciarias N°1 y N°2 - Provincia de Santa Cruz	234.000.000	312.000.000	234.000.000	-	780.000.000	30,0%	40,0%	30,0%		100,0%
64	364	72	Construcción de 1.357 km DE REDES DE FIBRA OPTICA en todo el territorio provincial - Provincia de Santa Cruz	491.840.000	2.459.200.000	1.760.757.200	206.572.800	4.918.400.000	10,0%	50,0%	35,8%	4,2%	100,0%

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PLANILLA 2 ANEXA AL ARTICULO 11

CONTRATACION DE OBRAS O ADQUISICION DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	PROYECTOS DE OBRA	Importe a devengar (en pesos)					Avance Físico (en porcentajes)				
				2021	2022	2023	Resto	Total	2021	2022	2023	Resto	Total
64	364	72	Construcción y Remodelación de un Hospital en la localidad de Gobernador Gregores - Provincia de Santa Cruz	64.852.500	129.705.000	64.852.500	-	259.410.000	25,0%	50,0%	25,0%		100,0%
64	364	72	Construcción y Remodelación de un Hospital en la localidad de 28 de Noviembre - Provincia de Santa Cruz	64.913.750	129.827.500	64.913.750	-	259.655.000	25,0%	50,0%	25,0%		100,0%
64	364	72	Construcción y Remodelación de un Hospital en la localidad de Los Antiguos - Provincia de Santa Cruz	56.931.250	113.862.500	56.931.250	-	227.725.000	25,0%	50,0%	25,0%		100,0%
52	623	1	Restaurción de las 14 sedes de regiones	38.000.000	-	-	-	38.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
57	327	68	Readecuación 3 estaciones Ferrocarril Lavalle . Lavalle - Provincia de Mendoza	4.853.960	23.974.016	16.627.393	2.002.933	47.458.302	10,2%	50,5%	35,0%	4,2%	100,0%
57	327	91	Salida de Hidrovia al Atlántico por Aguas Argentinas y Vinculación Puertos Atlánticos con Fluviales	2.637.801.681	13.028.269.477	9.035.872.388	1.088.459.833	25.790.403.379	10,2%	50,5%	35,0%	4,2%	100,0%
64	604	22	40 cuadras de cordón cuneta con microaglomerado en frio - Chivilcoy	60.000.000	-	-	-	60.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	364	72	Infraestructura Parque Industrial de Moquehua - Chivilcoy	40.000.000	-	-	-	40.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	604	22	85 CUADRAS DE CARPETA ASFALTICA EN CALLES DE LA CIUDAD DE SAN PEDRO	60.654.887	-	-	-	60.654.887	100,0%	0,0%	0,0%	0,0%	100,0%
64	364	72	PLAN DE RECAMBIO DE LUMINARIAS PARA LAS AVENIDAS Y PLAZAS DEL PARTIDO DE NECOCHEA	60.000.000	-	-	-	60.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	364	72	PLAN FRESADO Y RECAPADO PAVIMENTO ASFALTICO 25 CALLES EN NECOCHEA Y QUEQUEN PARTIDO DE NECOCHEA	76.700.000	-	-	-	76.700.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	364	72	Obras de terminación y ampliación del Hospital Rincón de los Sauces - Provincia del Neuquén	36.615.674	180.847.132	125.428.140	15.109.055	358.000.000	10,2%	50,5%	35,0%	4,2%	100,0%
64	364	72	Obras de terminación y ampliación del Hospital Buta Ranquil - Provincia del Neuquén	18.410.115	90.928.725	63.064.428	7.596.732	180.000.000	10,2%	50,5%	35,0%	4,2%	100,0%
64	364	72	Construcción Nuevo Edificio Escuela N°136 Etapa I, Villa La Angostura - Provincia del Neuquén	11.202.044	55.327.604	38.372.952	4.622.400	109.525.000	10,2%	50,5%	35,0%	4,2%	100,0%
64	364	72	Construcción Cine Teatro Municipal, Departamento de La Paz - Provincia de Mendoza	30.683.526	151.547.876	105.107.380	12.661.219	300.000.000	10,2%	50,5%	35,0%	4,2%	100,0%
64	364	72	Construcción de Polideportivo N° 2 Juan Giol y Anexo ... Departamento Maipú - Provincia de Mendoza	4.963.787	24.516.457	17.003.607	2.048.252	48.532.103	10,2%	50,5%	35,0%	4,2%	100,0%
64	364	72	Construcción de Polideportivo, Departamento de Tunuyán - Provincia de Mendoza	22.303.083	110.156.339	76.399.911	9.203.122	218.062.454	10,2%	50,5%	35,0%	4,2%	100,0%
64	364	72	Construcción de colegio secundario N° 5031, Municipio. El Galpón - Provincia de Salta	20.000.000	-	-	-	20.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	364	72	Red de abastecimiento, hábitat y vivienda. Construcción de albergue municipal, Isla de Cañas, Isla de Caña - Provincia de Salta	24.000.000	-	-	-	24.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	364	72	Renovación urbana. Puesta en valor plazas centros comerciales. Rosario de La Frontera - Provincia de Salta	109.325.799	-	-	-	109.325.799	100,0%	0,0%	0,0%	0,0%	100,0%
64	364	72	Obras Varias en Cementerio Municipal "Jesús de la Buena Esperanza", provincia del Chaco	2.795.928	13.809.265	9.577.539	1.153.709	27.336.441	10,2%	50,5%	35,0%	4,2%	100,0%
64	364	72	Espacio Familiar de Contención y Protección Integral "Mónica Herrera", provincia del Chaco	7.911.333	39.074.574	27.100.519	3.264.524	77.350.951	10,2%	50,5%	35,0%	4,2%	100,0%
64	364	72	Conducto Av. Alvear, provincia del Chaco	5.372.261	26.533.938	18.402.849	2.216.804	52.525.853	10,2%	50,5%	35,0%	4,2%	100,0%
64	364	72	Tejido olímpico Escuela Primaria Fiscal N° 165 Juan Manuel Belgrano, General López, provincia de Santa Fe	600.000	-	-	-	600.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	364	72	Construcción y Terminación edificio de Equipo de Niñez, Adolescencia y Familia	2.000.000	-	-	-	2.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	364	72	Trabajos de pavimentación en la Comuna de Murphy, con 4 cuadras (400 metros) de carpeta asfáltica en caliente de 3 cm de espesor, Avenida Güemes entre Castelli y Chaco, las 2 manos, 200 metros, Brown entre Lapida y Ameghino, 100 metros y Serafín De Mattia entre Bartolomé Pochettino y Tucumán, 100 metros	3.500.000	-	-	-	3.500.000	100,0%	0,0%	0,0%	0,0%	100,0%



PLANILLA 2 ANEXA AL ARTÍCULO 11

CONTRATACION DE OBRAS O ADQUISICION DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	PROYECTOS DE OBRA	Importe a devengar (en pesos)					Avance Físico (en porcentajes)				
				2021	2022	2023	Resto	Total	2021	2022	2023	Resto	Total
64	364	72	Infraestructura en la Comuna de María Teresa. Alumbrado Acceso Gral. López, 395m desde Ruta 14 hasta Sáenz Peña. Son 48 columnas. 2 laterales simples y cantero central dobles	2.900.000		-	-	2.900.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	364	72	Infraestructura en la Comuna de Labordeboy, Ripio en ejido urbano. 22 cuadras	3.000.000		-	-	3.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	364	72	Infraestructura en la Comuna de San Gregorio, con 1250 metros de cordón cuneta. 9000 metros cuadrados de consolidado. Calle Sarmiento, desde Av. Libertad hasta Acceso Sur.	3.200.000		-	-	3.200.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	364	72	Infraestructura en la Comuna de Hughes, Red desagües pluviales calles Belgrano, Aaron Castellanos y Casimiro Mira (1600 mts). Pavimentación calle Belgrano (1000 mts), calle Aaron Castellanos (300 mts), calle Felipe Hughes (360 mts)	3.000.000		-	-	3.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	364	72	Infraestructura en la Comuna de Helvecia con pavimentación 2 cuadras en Américo Vespucio. Proyecto de pavimentación de una cuadra, en calle Pte. Alfonsín, entre Pagés Sellares y Bv. Ocampo. Reconstrucción de defensa contra inundaciones. Remoción de 100 mts recubiertos por hormigón y su reemplazo por estructura de gaviones, relleno de suelo faltante y restitución de protección con colchonetas de 30 cm de espesor	500.000		-	-	500.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	364	72	Infraestructu ra en la Municipalidad Las Parejas, Pavimentación de Boulevard Diagonal 3 y Avenida 16 y Red de Gas	500.000		-	-	500.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	364	72	Infraestructura en Alcorta, con la Reconstrucción y refuncionalización del espacio comunal ubicado en Cortada Club Blanco y Negro entre calles Pavón y Cerrito, Barrio La Pluma	500.000		-	-	500.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	364	72	Infraestructura en Empalme Villa Constitución Biblioteca Popular Publica Cervantes. Construcción de un Salón de Usos Múltiples	500.000		-	-	500.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	364	72	Infraestructura en Villa Constitución, obras en el Club Social y Deportivo Sacachispas. Colocación de Piso de Mosaicos de Alto Impacto en el Gimnasio de uso Múltiple. Urbanización de las 21 hectáreas del Parque de la República y Red de Gas para el Parque Industrial	3.000.000		-	-	3.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	364	72	Infraestructura en Rueda, Football Club y Biblioteca Popular Dr. Pedro Rueda. Construcción de pileta con su respectiva sala de máquinas y vestuarios	300.000		-	-	300.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	364	72	Infraestructura en Ibarlucea, mediante Pavimentación calles 25 de Mayo, Sarmiento, Los Arrayanes y Los Olivos. Total 3.420 mts. lineales. Superficie 23.360 m2.	3.000.000		-	-	3.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	364	72	Infraestructura en Villa Gobernador Gálvez. Desagües pluviales y agua potable en el barrio Costa Esperanza	3.000.000		-	-	3.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	364	72	Infraestructura en Álvarez. Cambio de cañería principal de distribución de agua potable	6.250.178		-	-	6.250.178	100,0%	0,0%	0,0%	0,0%	100,0%
64	364	72	Infraestructura en Llambi Campbell, Pavimento articulado de 11 pasajes y cortadas. 650 mts. lineales x 8 mts. ancho. Mejora de iluminación con reemplazo de 22 luminarias desarrollo de Área de de desarrollo industrial solar y sustentable y Red de Gas	1.200.000		-	-	1.200.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	364	72	Infraestructura en Sauce Viejo. Refección y ampliación de dos consultorios en Centro de Salud "Centenario".	500.000		-	-	500.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	364	72	Infraestructura en Laguna Paiva. Troncal de gas al futuro parque industrial de Laguna Paiva (700 mts)	3.000.000	-	-	-	3.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	364	72	Infraestructura en Santa Clara de Buena Vista. Realización de cordon-cuneta. 500 mts.	500.000	-	-	-	500.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	364	72	Infraestructura en Esperanza. Obras de Canalización y gas. Ampliación Red Esperanza con conexion a la ERP- GNEA, Circunvalación Sur	1.000.000	-	-	-	1.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	364	72	Infraestructura en Bigand, Construcción Ciclovía en la RN 178, entre casco urbano y escuela agrotécnica (3.000 metros)	1.000.000	-	-	-	1.000.000	100,0%	0,0%	0,0%	0,0%	100,0%

Congreso de la Nación

"2020 - Año del General Manuel Belgrano"

27591

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PLANILLA 2 ANEXA AL ARTÍCULO 11



CONTRATACION DE OBRAS O ADQUISICION DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	PROYECTOS DE OBRA	Importe a devengar (en pesos)					Avance Físico (en porcentajes)				
				2021	2022	2023	Resto	Total	2021	2022	2023	Resto	Total
64	364	72	Infraestructura en Casilda. Pavimentación 10.000 mts. Macrocentro y Reemplazo de luminarias de vapor de sodio por tecnología led.	1.000.000	-	-	-	1.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	364	72	Infraestructura en Chabás. Pavimentación de 15 cuadras de hormigón elaborado en zona de ingresos y egresos a plantas cerealeras, aceiteras y molineras.	2.250.000	-	-	-	2.250.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	364	72	Infraestructura en Godeken con la iluminacion y mejoras en la playa de camiones comunal.	500.000	-	-	-	500.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	364	72	Infraestructura en Villa Gobernador Gálvez, Desarrollo de Cordón-Cuneta de 7 manzanas, en Barrio Santa Margarita en la zona Noreste de la ciudad. Pavimentación de 7 cuadras en Barrio Santa Margarita. Pavimentación de 2 medias cuadras, en Barrio Pedroni, en la zona Sur de la ciudad. Provisión e instalación de columnas de alumbrado con tecnología led en zona suburbana. 2.000 mts. a iluminar. Realización de 2.000 mts. de cordón-cuneta en zona suburbana.	2.500.000	-	-	-	2.500.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	364	72	Infraestructura en San Genaro. Reemplazo en las arterias principales de 500 luminarias led de 200 w, cable tipo taller de 4 mm para su conexión (5000 metros)	500.000	-	-	-	500.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	364	72	Infraestructura en Bernardo de Irigoyen. Realización de Cordón cuneta con 3 cuadras en Av. Rosario, entre Moya y Gral. Conesa; 2 cuadras en Bv. Gorriti, entre Av. Rosario y Alem. Reemplazo de techo y cielorraso de la Terminal de Ómnibus. Zanjeo, alcantarillado y ripiado de calles para tránsito pesado. 1 cuadra sobre calle Falucho, 9 cuadras sobre calle Buenos Aires y 1 cuadra sobre Av. Paraná.	3.000.000	-	-	-	3.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	364	72	Infraestructura en Diaz, con la Construcción de cordón cuneta (sólo el 30% de las calles son pavimentadas) y Realización de carpeta asfáltica sobre treinta (30) cuadras.	4.500.000	-	-	-	4.500.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	364	72	Infraestructura en Centeno, con 3200 ml de Cordón Cuneta (zona norte) Pavimentación de 1000 ml, de Hormigon elaborado (zona Centro) 5000 ml de Cordon Cuneta.	1.000.000	-	-	-	1.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	364	72	Infraestructura en Roldán Materiales necesarios para la construcción de 3.000 m2 de pavimento de hormigón H25 en calle Fiambalá entre Aconquija y Ticara. La municipalidad posee planta elaboradora propia.	1.000.000	-	-	-	1.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	364	72	Infraestructura en Carcarañá, con la Repavimentación 3 cuadras de Avenida San Martin entre Juan Semino y Malvinas Argentinas. Superficie 3700m2.	500.000	-	-	-	500.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	364	72	Infraestructura en Fray Luis Beltrán, con 6.000 mts. de pavimentacion y ampliación Centro Comercial Ruta 11 Extensión de banquina de hormigón y estacionamiento en 45° en Ruta 11 y 260 metros de estacionamiento, 1385 m², 51 dársenas, 60 luminarias, 526 ml vereda, 32 bancos, 142 palmeras y arboles. Construcción Paseo Parque Retiro, de Bvard. Urquiza, pavimentación, cordón cuneta y bicisenda central. Conexión de Ruta 11 con el Rio Parana. 3960 ml cordón cuneta, 9725 m² pavimento, 9 bancos, 36 luminarias. 850 ml vereda y Conectividad en Barrio Tres de Febrero, pavimento y cordón cuneta.	1.000.000	-	-	-	1.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	364	72	Infraestructura en Capitán Bermudez, con pavimentación de Avenida Francia y Aledaños. Drenaje urbano de Calle Pasteur y Caseros.	7.570.000	-	-	-	7.570.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	364	72	Obras en Capitán Bermúdez. Pavimentación de 10.000 mts. Entubado de canales abiertos. Avenida Francia y aledaños. Drenaje urbano de calle Pasteur y Caseros. (Plan ARGENTINA HACE)	7.570.000	-	-	-	7.570.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	364	72	Infraestructura en General Obligado Florencia. 1.400 mts de ciclovia y Ampliación Cementerio Municipal. Parcelamiento en 548 lotes para nuevos nichos.	1.000.000	-	-	-	1.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	364	72	Infraestructura en San Martín Norte. 350 metros lineales de pavimento.	5.250.000	-	-	-	5.250.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	364	72	Infraestructura en Pedro Gómez Cello. 3 cuadras de pavimento articulado.	450.000	-	-	-	450.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	364	72	Infraestructura en Vera y Pintado. 3 cuadras de pavimento.	450.000	-	-	-	450.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	364	72	Infraestructura en Colonia Dolores. 3 cuadras de pavimento articulado.	500.000	-	-	-	500.000	100,0%	0,0%	0,0%	0,0%	100,0%

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PLANILLA 2 ANEXA AL ARTÍCULO 11

CONTRATACION DE OBRAS O ADQUISICION DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	PROYECTOS DE OBRA	Importe a devengar (en pesos)					Avance Físico (en porcentajes)				
				2021	2022	2023	Resto	Total	2021	2022	2023	Resto	Total
64	364	72	Infraestructura en Cayastacito, Alumbrado público (50 luminarias)	500.000	-	-	-	500.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	364	72	Infraestructura en Videla, 4 cuadras de pavimento	500.000	-	-	-	500.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	364	72	Infraestructura en Crespo. Contrucción de 2.600 mts. de ciclovia, entubado de 800 mts calle Guilleni; 600 mts calle Santo Domingo de Guzmán; 300 mts en calle 1° de Septiembre.	2.000.000	-	-	-	2.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	364	73	Obra de impermeabilizacion de lecho del canal Cacique Guaymallén Sistema Esteban Tulumaya (Rio Mendoza). Las Heras y Lavalle - Provincia de Mendoza	901.120.000	1.482.624.000	2.555.238.000	-	4.938.982.000	18,2%	30,0%	51,7%	0,0%	100,0%
64	364	73	Obra de impermeabilización de lecho del canal Cacique Guaymallén Sistema Jocolí (Rio Mendoza), Las Heras y Lavalle - Provincia de Mendoza	793.800.000	1.472.640.000	2.555.238.000	-	4.821.678.000	16,5%	30,5%	53,0%	0,0%	100,0%
64	364	73	Modernización de redes derivadas de los tramos finales del Canal Cacique Guaymallén- Sistema Estebán Tulumaya - Rio Mendoza - Provincia de Mendoza	368.202.308	1.818.574.507	1.261.288.554	151.934.630	3.600.000.000	10,2%	50,5%	35,0%	4,2%	100,0%
64	364	73	Protección Costera Playa Unión - Magagna, Cuidad de Rawson	400.000.000	400.000.000	-	-	800.000.000	50,0%	50,0%	0,0%	0,0%	100,0%
64	364	73	Protección Costera Zona Chalet Huergo, Hospital Alvear	400.000.000	400.000.000	-	-	800.000.000	50,0%	50,0%	0,0%	0,0%	100,0%
64	364	73	Obras regulación Lago Fontana y obras de riego Rio Senger	275.000.000	275.000.000	275.000.000	-	825.000.000	33,3%	33,3%	33,3%	0,0%	100,0%
64	364	87	Programa de inversión en infraestructura universitaria. Universidad Nacional de Rosario, provincia de Santa Fe	300.000.000	-	-	-	300.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	604	22	Pavimentación Ruta Provincial N°6, Tramo Emp. Ruta Nacional N°40 Acceso Pata Mora - Tramo Crucero Catriel Limite con Rio Negro - Provincia del Neuquén	465.366.808	2.298.476.113	1.594.128.590	192.028.491	4.550.000.000	10,2%	50,5%	35,0%	4,2%	100,0%
64	604	22	Readecuación de Ruta Provincial N° 50 (paralela a ruta 70) Santa Rosa - Provincia de Mendoza	216.198.500	216.198.500	-	-	432.397.000	50,0%	50,0%	0,0%	0,0%	100,0%
64	604	22	Construcción colectora Ruta Provincial 50 La Dormida Las Catitas - Santa Rosa, Departamento Santa Rosa - Provincia de Mendoza	12.593.184	62.195.532	43.138.346	5.196.439	123.126.500	10,2%	50,5%	35,0%	4,2%	100,0%
64	604	22	Obras de infraestructura para el control integrado del paso fronterizo Pehuenche - Provincia del Mendoza	255.696.047	1.262.898.963	875.894.829	105.510.160	2.500.000.000	10,2%	50,5%	35,0%	4,2%	100,0%
64	604	22	Obras fase inicial Paso Las Leñas - Provincia de Mendoza	30.683.526	151.547.876	105.107.380	12.661.219	300.000.000	10,2%	50,5%	35,0%	4,2%	100,0%
64	604	16	Mejoramiento y pavimentación Ruta Nacional Nº 40 tramo Malargüe- Bardas Blancas - Provincia de Mendoza	7.436.493	36.729.311	25.473.941	3.068.587	72.708.333	10,2%	50,5%	35,0%	4,2%	100,0%
64	604	16	Mejoramiento y repavimentación Ruta Nacional N°188 tramo Gral. Alvear- Malargüe - Provincia de Mendoza	8.486.206	41.913.910	29.069.766	3.501.740	82.971.622	10,2%	50,5%	35,0%	4,2%	100,0%
64	604	22	Pavimentación B° San Fernando y B° Paraiso - Ciudad de La Banda - Santiago del Estero	471.135.000	263.865.000	-	-	735.000.000	64,1%	35,9%			100,0%
64	364	72	Reforma y Remodelacion de Mercado Unión - Ciudad de La Banda - Santiago del Estero	311.766.000	259.234.000	-	-	571.000.000	54,6%	45,4%			100,0%
65	365	41	Urbanización Barrios Populares - B° Villa Nueva - Ciudad de La Banda - Santiago del Estero	153.000.000	17.000.000	-	-	170.000.000	90,0%	10,0%			100,0%
65	365	41	Urbanización Barrios Populares - B° Rio Dulce - Ciudad de La Banda - Santiago del Estero	131.400.000	14.600.000	-	-	146.000.000	90,0%	10,0%			100,0%
64	613	20	Plan de Mitigación de Inundaciones - Desagüe Zona Noroeste - B° Mercantil - B° Menendez - B° Agua y Energia - Ciudad de La Banda - Santiago del Estero	114.000.000	-	-	-	114.000.000	100,0%	0,0%			100,0%
64	613	20	Plan de Mitigación de Inundaciones - Desagüe Zona Sureste - B° Dorrego - B° Villa Suaya - B° Alamos - Ciudad de La Banda - Santiago del Estero	86.000.000	-	-	-	86.000.000	100,0%	0,0%			100,0%
64	604	22	Ruta N° 13 Tramo Estación Bandera - Los Juries, long 48 km, reconstrucción y re pavimentación., Departamentos Belgrano y Taboada - Provincia de Santiago del Estero	245.468.205	1.212.383.006	840.859.036	101.289.753	2.400.000.000	10,2%	50,5%	35,0%	4,2%	100,0%
64	604	22	Ruta N° 7 Tramo Añatuya - Los Juries. Long. 74 km, re pavimentación, reconstrucción., Departamentos Taboada y Juan Felipe Ibarra - Provincia de Santiago del Estero	327.290.941	1.616.510.673	1.121.145.382	135.053.005	3.200.000.000	10,2%	50,5%	35,0%	4,2%	100,0%
64	604	22	Ruta N° 7 Tramo Los Juries - La Nena ,limite con Santa Fe , long 42 km re pavimentación, Departamento Taboada - Provincia de Santiago del Estero	184.101.154	909.287.254	630.644.277	75.967.315	1.800.000.000	10,2%	50,5%	35,0%	4,2%	100,0%



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PLANILLA 2 ANEXA AL ARTICULO 11

CONTRATACION DE OBRAS O ADQUISICION DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	PROYECTOS DE OBRA	Importe a devengar (en pesos)					Avance Físico (en porcentajes)				
				2021	2022	2023	Resto	Total	2021	2022	2023	Resto	Total
64	604	22	Ruta N° 92 Tramo Otumpa - Tintina, long 50 km repavimentación - Provincia de Santiago del Estero	347.746.624	1.717.542.590	1.191.216.968	143.493.817	3.400.000.000	10,2%	50,5%	35,0%	4,2%	100,0%
64	604	22	Ruta N° 1 Tramo Sumampa - Sol de Julio - Límite con Córdoba , long 25 km Departamento Quebrachos, obra nueva, pavimento - Provincia de Santiago del Estero	245.468.205	1.212.383.005	840.856.038	101.289.753	2.400.000.000	10,2%	50,5%	35,0%	4,2%	100,0%
64	604	22	Ruta N° 53 tramo Termas - El Charco, long 40 km. Recapado, banquinas Departamento Río Hondo - Provincia de Santiago del Estero	132.961.945	656.707.461	455.465.311	54.865.283	1.300.000.000	10,2%	50,5%	35,0%	4,2%	100,0%
64	604	22	Ruta N° 92 Tramo Añatuya - Quimili, long 101 km, reencarpetado Departamentos Moreno y Taboada	378.430.150	1.869.090.466	1.296.324.348	156.155.037	3.700.000.000	10,2%	50,5%	35,0%	4,2%	100,0%
64	604	22	Autovía Comodoro - Caleta Olivia. Ruta N°3	1.725.000.000	1.725.000.000	1.725.000.000	1.725.000.000	6.900.000.000	25,0%	25,0%	25,0%	25,0%	100,0%
64	604	22	Interconectado Esquel - Tecka Gobernador Costa, Río Mayo. 132kv	1.760.000.000	1.760.000.000	-	-	3.520.000.000	50,0%	50,0%	0,0%	0,0%	100,0%
64	604	22	Ruta 260, provincia de Chubut	800.000.000	800.000.000	800.000.000	800.000.000	3.200.000.000	25,0%	25,0%	25,0%	25,0%	100,0%
64	604	42	Construcción de Tercer Carril en la Autopista Buenos Aires Rosario entre la Ruta Nacional N° A012 Km 278,28 (Alvear) y la Ruta Nacional A-008 Km 287,50 (Rosario)	322.000.000	3.864.000.000	1.610.000.000	-	5.796.000.000	5,6%	66,7%	27,8%	0,0%	100,0%
64	604	43	Obras de Seguridad Vial en Ruta Nacional N° 193, entre la Ruta Nacional N° 9 Km 3,68 (Zárate) y la Ruta Nacional N° 8 Km 35,32 (Solís)	168.000.000	1.848.000.000	-	-	2.016.000.000	8,3%	91,7%	0,0%	0,0%	100,0%
64	604	48	Construcción de Distribuidor Nudo Vial Ruta Nacional N° A012 - Ruta Nacional N° 9 - Ruta Provincial N° 25-S (Alvear)	218.400.000	2.620.800.000	436.800.000	-	3.276.000.000	6,7%	80,0%	13,3%	0,0%	100,0%
64	604	50	Repavimentación Calzada Descendente en Ruta Nacional N° 9, Km 106 a Km 147	68.250.000	750.750.000	-	-	819.000.000	8,3%	91,7%	0,0%	0,0%	100,0%
64	604	50	Repavimentación en Ruta Nacional N°33, Km 754,00 a Km 764,80, Km 764,80 a Km 767,10 y Km 767,10 a Km 768,24	54.600.000	600.600.000	-	-	655.200.000	8,3%	91,7%	0,0%	0,0%	100,0%
64	613	20	Puesta en Condiciones Planta Depuradora Centenario - Provincia del Neuquén	47.567.535	234.939.066	162.944.083	19.628.220	465.078.904	10,2%	50,5%	35,0%	4,2%	100,0%
64	613	20	Obras de Agua y Cloacas, Centenario Sur - Provincia del Neuquén	18.382.819	90.793.907	62.970.923	7.585.468	179.733.117	10,2%	50,5%	35,0%	4,2%	100,0%
64	613	20	Sistema de producción y Provisión de Agua Potable Pedemonte Norte , Las Heras - Provincia de Mendoza	38.653.618	190.912.668	132.409.182	15.949.990	377.925.459	10,2%	50,5%	35,0%	4,2%	100,0%
64	613	20	Ampliación red cloacal y PTLC La Banda. Banda - Provincia de Santiago del Estero	400.420.010	1.977.699.777	1.371.651.303	165.228.910	3.915.000.000	10,2%	50,5%	35,0%	4,2%	100,0%
64	613	20	Acueducto Dique El Bolsón-Frías, Choya y Guasayan - Provincia de Santiago del Estero	258.048.451	1.274.517.634	883.953.062	106.480.853	2.523.000.000	10,2%	50,5%	35,0%	4,2%	100,0%
64	613	20	Acueducto Telares - Sumampa - Ojo de Agua. Quebrachos. Ojo de Agua - Provincia de Santiago del Estero	373.725.343	1.845.853.125	1.280.207.883	154.213.650	3.654.000.000	10,2%	50,5%	35,0%	4,2%	100,0%
64	613	20	Acueducto Vilmer - Selva. Robles. Sarmiento. Taboada, Rivadavia - Provincia de Santiago del Estero	605.079.126	2.988.524.107	2.072.717.525	249.679.242	5.916.000.000	10,2%	50,5%	35,0%	4,2%	100,0%
64	613	20	Canal Interprovincial Ruta 35 (CIRBHAS), Moreno, Juan Felipe Ibarra, Gral Taboada y Belgrano - Provincia de Santiago del Estero	338.132.453	1.670.057.589	1.158.283.323	139.526.635	3.306.000.000	10,2%	50,5%	35,0%	4,2%	100,0%
64	613	20	Red Cloacal y PTLC en Fernandez. Robles - Provincia de Santiago del Estero	275.844.896	1.362.415.402	944.915.342	113.824.360	2.697.000.000	10,2%	50,5%	35,0%	4,2%	100,0%
64	613	20	Acueducto Isca Yacu-Pozo Hondo-Abra Grande-Huyamampa. Pellegrini, Banda - Provincia de Santiago del Estero	204.659.116	1.010.824.330	701.066.222	84.450.332	2.001.000.000	10,2%	50,5%	35,0%	4,2%	100,0%
64	613	20	Sistema de Conducción Hídrica. Azud Cruz Bajada-Dique Néstor Kirchner. Copo, Alberdi, Figueroa - Provincia de Santiago del Estero	658.468.461	3.252.217.410	2.255.604.365	271.709.764	6.438.000.000	10,2%	50,5%	35,0%	4,2%	100,0%
64	613	20	Obra de captación de agua , Rosario de Lerma - Provincia de Salta	20.000.000	-	-	-	20.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	613	20	Agua para la producción ganadera. Reacondicionamiento de 30 represas. , Coronel Juan Solá. Los Blancos, Dragones. Hickman. . Rivadavia y San Martín - Provincia de Salta	1.128.000	-	-	-	1.128.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	613	20	Acceso agua para consumo y riego. Construcción de toma y red de agua potable, Paraje Isonza. San Carlos - Provincia de Salta	5.500.000	-	-	-	5.500.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	613	20	Acceso al agua consumo y riego. Construcción de toma y red de agua potable. Paraje San Lucas. San Carlos. Provincia de Salta	4.500.000	-	-	-	4.500.000	100,0%	0,0%	0,0%	0,0%	100,0%

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Congreso de la Nación

"2020 - Año del General Manuel Belgrano"

27591

PLANILLA 2 ANEXA AL ARTÍCULO 11

CONTRATACION DE OBRAS O ADQUISICION DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	PROYECTOS DE OBRA	Importe a devengar (en pesos)					Avance Físico (en porcentajes)				
				2021	2022	2023	Resto	Total	2021	2022	2023	Resto	Total
64	613	20	Saneamiento ambiental. Agua potable para cooperativa de San Carlos. Colectora de liquidos cloacales para 557 lotes. Construcción de planta de tratamiento de liquidos cloacales, Barrios Samaimao I, Samamao II, 2 de Abril, San Expedito. San Carlos - Provincia de Salta	85.000.000	-	-	-	85.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	613	20	Agua saneamiento ambiental. Construcción de red colectora y planta de tratamiento de liquidos cloacales, Paraje Brealito. Seclantas - Provincia de Salta	11.000.000	-	-	-	11.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	613	20	Provisión de agua. Construcción sistema de red, bomba, sistema alternativo a combustión, Barrios El Milagro, 13 de Mayo y El Carmen. Guachipas - Provincia de Salta	4.000.000	-	-	-	4.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	613	20	Ampliación de red de cloacas. Excavación, colocación de cañerías en terreno granular, relleno. Conexiones domiciliarias. Movimiento de suelos. Municipio. La Viña - Provincia de Salta	5.234.979	-	-	-	5.234.979	100,0%	0,0%	0,0%	0,0%	100,0%
64	613	20	Provisión de agua potable, captación almacenamiento. Ampliación red de distribución. El Lipeo. Los Toldos - Provincia de Salta	4.900.000	-	-	-	4.900.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	613	20	Proyecto de provisión de agua potable. Captación almacenamiento. Ampliar red de distribución. El Baritu. Los Toldos - Provincia de Salta	5.300.000	-	-	-	5.300.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	613	20	Saneamiento ambiental. Ampliación de red colectora, conexiones domiciliarias. Planta tratamiento liquidos cloacales. Municipio. Los Toldos - Provincia de Salta	37.000.000	-	-	-	37.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	613	20	Provisión de agua. Recuperación de pozo. Refacciones en torre y tanque existentes, ampliación. Red de distribución de agua. Conexiones domiciliarias. Colonia Santa Rosa. Orán - Provincia de Salta	14.700.000	-	-	-	14.700.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	613	20	Saneamiento ambiental. Red colectora, conexiones y planta de tratamiento de liquidos cloacales. Colonia Santa Rosa. Orán - Provincia de Salta	34.700.000	-	-	-	34.700.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	613	20	Provisión de agua potable a isla de cañas. Construcción de captaciones superficiales sobre el Rio Cañas. El Limón. Ampliación y refacciones en red de distribución, Isla de Cañas. Isla de Caña - Provincia de Salta	45.000.000	-	-	-	45.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	613	20	Provisión de agua potable. Refacciones en las captaciones, red de aducción, cisterna y conexiones domiciliarias. Rio Cortaderas. Isla de Caña - Provincia de Salta	12.500.000	-	-	-	12.500.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	613	20	Cloaca Maxima. Ampliación y Refuncionalización Planta Tratamiento de Liquidos Cloacales - San Basilio - Provincia de Córdoba	9.311.556	9.311.556	-	-	18.623.112	50,0%	50,0%	0,0%	0,0%	100,0%
64	613	20	Nueva cisterna, perforación, tanque hidroneumático, bomba propulsora y ampliación de red - Punta de Agua - Provincia de Córdoba	17.500.000	17.500.000	-	-	35.000.000	50,0%	50,0%	0,0%	0,0%	100,0%
64	613	20	Obras de cloacas - Tancacha - Provincia de Córdoba	12.500.000	12.500.000	-	-	25.000.000	50,0%	50,0%	0,0%	0,0%	100,0%
64	613	20	Extension de red de agua potable - Villa Huidobro - Provincia de Córdoba	5.175.000	5.175.000	-	-	10.350.000	50,0%	50,0%	0,0%	0,0%	100,0%
64	613	20	Ampliación y remodelación parcial de red de agua potable - La Para - Provincia de Córdoba	18.000.000	18.000.000	-	-	36.000.000	50,0%	50,0%	0,0%	0,0%	100,0%
64	613	20	Cañeria de impulsión y cisterna de distribución para red de agua potable B° San Nicolás - Malagueño - Provincia de Córdoba	8.000.000	8.000.000	-	-	16.000.000	50,0%	50,0%	0,0%	0,0%	100,0%
64	613	20	Desagüe Cuenca Sureste - Adelia Maria - Provincia de Córdoba	4.600.000	4.600.000	-	-	9.200.000	50,0%	50,0%	0,0%	0,0%	100,0%
64	613	20	Terminación Desagüe B° Norte - Adelia Maria - Provincia de Córdoba	5.500.000	5.500.000	-	-	11.000.000	50,0%	50,0%	0,0%	0,0%	100,0%
64	613	20	Cisterna de Agua - Cabalango - Provincia de Córdoba	4.500.000	4.500.000	-	-	9.000.000	50,0%	50,0%	0,0%	0,0%	100,0%
64	613	20	Ampliación Reserva en Planta potabilizadora La Toma, captación de agua subsuperficial del Rio Calabalumba y ampliación de Red de Agua y Cloaca B° Zapato Norte - Capilla del Monte - Provincia de Córdoba	23.000.000	23.000.000	-	-	46.000.000	50,0%	50,0%	0,0%	0,0%	100,0%
64	613	20	Nueva Perforación para Provisión de Agua Potable - La Cumbre - Provincia de Córdoba	4.117.097	4.117.097	-	-	8.234.193	50,0%	50,0%	0,0%	0,0%	100,0%
64	613	20	Provisión de Agua, Cisterna y Cañerias por Gravedad - Comuna de Charbonier - Provincia de Córdoba	4.000.000	4.000.000	-	-	8.000.000	50,0%	50,0%	0,0%	0,0%	100,0%
64	613	20	Acueducto Troncal - Bialet Masse - Provincia de Córdoba	15.000.000	15.000.000	-	-	30.000.000	50,0%	50,0%	0,0%	0,0%	100,0%

IF-2020-81646701-APN-DSGA#SLYT

Página 85 de 154









Congreso de la Nación



PLANILLA 2 ANEXA AL ARTICULO 11

CONTRATACION DE OBRAS O ADQUISICION DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	PROYECTOS DE OBRA	Importe a devengar (en pesos)					Avance Físico (en porcentajes)				
				2021	2022	2023	Resto	Total	2021	2022	2023	Resto	Total
64	613	20	Red Interna de Cloacas - Las Perdices - Provincia de Córdoba	12.500.000	12.500.000	-	-	25.000.000	50,0%	50,0%	0,0%	0,0%	100,0%
64	613	20	Canal Pluvial Mariano Moreno – Lozada - Provincia de Córdoba	3.464.091	3.464.091	-	-	6.928.182	50,0%	50,0%	0,0%	0,0%	100,0%
64	613	20	Bomba de Agua Norte - Río Primero - Provincia de Córdoba	3.000.000	3.000.000	-	-	6.000.000	50,0%	50,0%	0,0%	0,0%	100,0%
64	613	20	Red de Distribución y Nexo de Agua Potable y Cisterna de Almacenamiento y Estación de Bombeo - Río Ceballos - Provincia de Córdoba	9.500.000	9.500.000	-	-	19.000.000	50,0%	50,0%	0,0%	0,0%	100,0%
64	613	20	Toma de Agua, Mantos Filtrantes y Renovación de Red de Agua potable - La Serranita - Provincia de Córdoba	7.250.000	7.250.000	-	-	14.500.000	50,0%	50,0%	0,0%	0,0%	100,0%
64	613	20	Desagües Pluviales, Construcción de Canales y Piletas de Contención, Ampliación Red de Agua - Rafael García - Provincia de Córdoba	7.250.000	7.250.000	-	-	14.500.000	50,0%	50,0%	0,0%	0,0%	100,0%
64	613	20	Red Domiciliaria de Cloacas Malagueño (central) - Malagueño - Provincia de Córdoba	12.500.000	12.500.000	-	-	25.000.000	50,0%	50,0%	0,0%	0,0%	100,0%
64	604	22	Construcción de la variante de la Ruta 38, desde el puente Variante Costa Azul de Carlos Paz hasta la localidad de Molinaro (CAF)	1.000.000.000	1.500.000.000	-	-	2.500.000.000	40,0%	60,0%	0,0%	0,0%	100,0%
64	604	22	Pavimentación B° San Pedro Nolasco - Córdoba	34.802.597	-	-	-	34.802.597	100,0%	0,0%			100,0%
64	604	22	Pavimentación B° San Roque Anexo - Córdoba	142.296.824	15.810.758	-	-	158.107.582	90,0%	10,0%			100,0%
64	604	22	Pavimentación + Desagüe B° San Felipe - Córdoba	217.319.601	93.136.972	-	-	310.456.573	70,0%	30,0%			100,0%
64	604	22	Pavimentación B° Coronel Olmedo - Córdoba	114.722.402	12.746.934	-	-	127.469.335	90,0%	10,0%			100,0%
64	604	22	Pavimentación B° Los Sauces - Córdoba	53.123.952	-	-	-	53.123.952	100,0%	0,0%			100,0%
64	604	22	Pavimentación B° Ampliación 1° de Mayo - Córdoba	32.102.757	-	-	-	32.102.757	100,0%	0,0%			100,0%
64	604	22	Pavimentación B° Parque República - Córdoba	151.213.055	26.684.657	-	-	177.897.712	85,0%	15,0%			100,0%
64	613	20	Acueducto del Noreste Formoseño. Tramo Puerto Pilcomayo-Villa General Guemes Longitud: 198 Km- Área de Influencia: Ruta Nacional 86 Primera Etapa: tramo Puerto Pilcomayo - Laguna Blanca	201.600.000	16.598.400.000	-	-	16.800.000.000	1,2%	98,8%	0,0%	0,0%	100,0%
64	613	20	Acueducto del Desarrollo Formoseño. Tramo Río Paraguay- ING. Juarez- Longitud: 452 Km- Área de Influencia: Ruta Nacional 81 Presupuesto estimativo	1.363.636.364	2.727.272.727	65.659.090.909	-	69.750.000.000	2,0%	3,9%	94,1%	0,0%	100,0%
65	365	41	Urbanización Barrio Todos Unidos. Las Heras - Provincia de Mendoza	56.347.363	278.303.190	193.019.657	23.251.119	550.921.329	10,2%	50,5%	35,0%	4,2%	100,0%
65	365	41	Urbanización Barrio Santo Tomás de Aquino. Las Heras - Provincia de Mendoza	44.685.201	220.703.035	153.070.556	18.438.856	436.897.648	10,2%	50,5%	35,0%	4,2%	100,0%
64	604	22	Puente Paraná / Santa Fe - Provincia de Entre Ríos	450.000.000	360.000.000	90.000.000	-	900.000.000	50,0%	40,0%	10,0%	0,0%	100,0%
64	613	20	Protección contra inundaciones-sector costero Barrio Nebel - Provincia de Entre Ríos	328.000.000	262.400.000	65.600.000	-	656.000.000	50,0%	40,0%	10,0%	0,0%	100,0%
64	604	22	Ruta 1 y 2 - Provincia de Entre Ríos	40.000.000	-	-	-	40.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	604	22	Rehabilitación y Reconstrucción de Calzada RP32 / Acceso a Don Cristobal 2de Tramo: RN12 - RN18 - Provincia de Entre Ríos	26.251.461	-	-	-	26.251.461	100,0%	0,0%	0,0%	0,0%	100,0%
64	604	22	Obra: Básica, Pavimento y Ensanche de Puente R.P. N°20 Tramo: R.N. N°18 - Escuela N°77 "Del Pericón" - Provincia de Entre Ríos	19.106.450	-	-	-	19.106.450	100,0%	0,0%	0,0%	0,0%	100,0%
64	613	20	Estabilización de Barrancas - Provincia de Entre Ríos	297.500.000	238.000.000	59.500.000	-	595.000.000	50,0%	40,0%	10,0%	0,0%	100,0%
64	613	20	Sistema desagues pluviales cuenca A° La Santiagueña - subcuenca Corrientes - Provincia de Entre Ríos	117.000.000	63.000.000	-	-	180.000.000	65,0%	35,0%	0,0%	0,0%	100,0%
64	613	20	Saneamiento desagües pluviales (2da Etapa) Zona Este - Provincia de Entre Ríos	42.000.000	-	-	-	42.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	613	20	Rectificación Arroyo Las Viejas - Provincia de Entre Ríos	90.000.000	-	-	-	90.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	613	20	Desagües Pluviales Barrio 54 Viviendas y Las Flores - Provincia de Entre Ríos	74.000.000	-	-	-	74.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	613	20	Sistematización de desagues Cuenca Sudoeste - Provincia de Entre Ríos	175.000.000	140.000.000	35.000.000	-	350.000.000	50,0%	40,0%	10,0%	0,0%	100,0%
64	613	20	Desagües Pluviales Cuenca San Martín - Provincia de Entre Ríos	257.500.000	206.000.000	51.500.000	-	515.000.000	50,0%	40,0%	10,0%	0,0%	100,0%
64	613	20	Defensa contra inundaciones - Provincia de Entre Ríos	110.500.000	59.500.000	-	-	170.000.000	65,0%	35,0%	0,0%	0,0%	100,0%
64	613	20	Sistematización de Desagües Urbanos cuenca norte - Provincia de Entre Ríos	49.500.000	-	-	-	49.500.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	613	20	Defensa Costera - Provincia de Entre Ríos	136.500.000	73.500.000	-	-	210.000.000	65,0%	35,0%	0,0%	0,0%	100,0%
64	613	20	Sistematización Cuenca CAPIBA - Barrio MUVICER - S.E.C. - Provincia de Entre Ríos	48.000.000	-	-	-	48.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
64	613	20	Obra Hídrica en Cipolletti - Provincia de Río Negro	275.941.622	620.868.650	482.897.839	-	1.379.708.110	20,0%	45,0%	35,0%	0,0%	100,0%
64	613	20	Obra Hídrica en El Bolsón - Provincia de Río Negro	199.591.619	449.081.143	349.285.333	-	997.958.095	20,0%	45,0%	35,0%	0,0%	100,0%
64	613	20	Obra Hídrica en Allen - Provincia de Río Negro	130.343.178	293.272.150	228.100.561	-	651.715.889	20,0%	45,0%	35,0%	0,0%	100,0%
64	613	20	PLANES DIRECTORES DE CLOACA - VILLA ANGELA	100.000.000	225.000.000	175.000.000	-	500.000.000	20,0%	45,0%	35,0%	0,0%	100,0%

27591

"2020 - Año del General Manuel Belgrano"

IF-2020-81646701-APN-DSGA#SLYT








PLANILLA 2 ANEXA AL ARTÍCULO 11

CONTRATACION DE OBRAS O ADQUISICION DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	PROYECTOS DE OBRA	Importe a devengar (en pesos)					Avance Físico (en porcentajes)				
				2021	2022	2023	Resto	Total	2021	2022	2023	Resto	Total
64	613	20	PLANES DIRECTORES DE CLOACA - PCIA R. SAENZ PEÑA.	200.000.000	450.000.000	350.000.000	-	1.000.000.000	20,0%	45,0%	35,0%	0,0%	100,0%
64	613	20	PLAN GENERAL DE REDES CLOACALES ZONA NORTE RESISTENCIA	300.000.000	675.000.000	525.000.000	-	1.500.000.000	20,0%	45,0%	35,0%	0,0%	100,0%
64	613	20	REDES CLOACALES EN CUENCAS DISPONIBLES EN RESISTENCIA	100.000.000	226.000.000	175.000.000	-	500.000.000	20,0%	45,0%	35,0%	0,0%	100,0%
64	604	42	Duplicación de calzada RN 34 desde Cuarteadero hasta acceso Norte de San Pedro de Jujuy.	1.197.373.995	1.213.432.902	761.580.295	-	3.172.387.192	37,7%	38,2%	24,0%	0,0%	100,0%
64	604	42	Acceso Sur de San Salvador de Jujuy RN 66 hasta ciudad Perico. Repavimentacion y construccion de retornos e iluminacion de Autopista	810.641.778	1.144.553.938	317.425.505	-	2.272.621.220	35,7%	50,4%	14,0%	0,0%	100,0%
64	604	42	Empalme RN 34-RN 66 y Empalme RN 34- RN 66 (Variante 1).	514.783.350	1.562.196.578	183.503.880	-	2.260.483.808	22,8%	69,1%	8,1%	0,0%	100,0%
65	365	41	Construcción de 10 baños para viviendas rurales, Barrios Salmamao I, Salmamao II, 2 De Abril, San Expedito. San Carlos - Provincia de Salta	23.000.000		-	-	23.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
65	365	41	Construcción de 10 baños para viviendas rurales, San Carlos - Provincia de Salta	1.500.000	-	-	-	1.500.000	100,0%	0,0%	0,0%	0,0%	100,0%
65	366	41	Construcción de 10 baños para viviendas rurales, Paraje Pucara. Angastaco - Provincia de Salta	1.500.000	-	-	-	1.500.000	100,0%	0,0%	0,0%	0,0%	100,0%
65	365	41	Refacción de viviendas rurales. Refacción de 38 unidades habitacionales. Paraje Seclantas Adentro. Seclantas - Provincia de Salta	38.000.000	-		-	38.000.000	100,0%	0,0%	0,0%	0,0%	100,0%
80	310	99	Compra de Insumo y equipamientos para 28 hospitales de la Provincia de Salta	1.855.545.914	-	-	-	1.855.545.914	100,0%	0,0%	0,0%	0,0%	100,0%
80	310	99	Compra de Insumo y equipamientos para Hospital Provincial de Salta. Provincia de Salta	2.512.895.914	-	-	-	2.512.895.914	100,0%	0,0%	0,0%	0,0%	100,0%
80	310	99	Obras de Infraestructura Hospitalaria obras nuevas (8894 mts cuadrados), remodalaciones (6400 metros cuadrados) y equipamiento. Provincia de Salta	667.300.000	-	-	-	667.300.000	100,0%	0,0%	0,0%	0,0%	100,0%
TOTAL				244.229.182.240	285.672.143.486	194.771.126.358	25.211.843.896	750.884.295.979					



Congreso de la Nación

"2020 - Año del General Manuel Belgrano"

27591

IF-2020-81646701-APN-DSGA#SLYT



Congreso de la Nación

27591 [illegible]

CAPÍTULO II
Planilla 1 Anexa al Artículo 12

UNIVERSIDADES NACIONALES
PRESUPUESTO 2021
DISTRIBUCIÓN DE CRÉDITOS
(En Pesos)

Universidades Nacionales	Salud	Educación y Cultura	Ciencia y Técnica	TOTAL
Buenos Aires	1.704.044.668	35.542.367.262	46.890.511	37.293.302.441
Catamarca		2.809.780.580	6.477.648	2.816.258.228
Centro	17.598.086	3.323.072.655	8.259.286	3.348.930.027
Comahue	19.178.463	4.507.776.256	7.951.470	4.534.906.189
Córdoba	454.800.525	14.198.154.937	22.111.037	14.675.066.499
Cuyo	140.305.982	8.191.248.513	11.226.018	8.342.780.513
Entre Ríos		2.707.014.095	3.829.000	2.710.843.095
Formosa		1.675.826.654	3.235.761	1.679.062.415
General San Martín		2.790.564.095	2.745.327	2.793.309.422
General Sarmiento		1.438.197.278	2.679.440	1.440.876.718
Jujuy		2.763.394.696	4.189.284	2.767.583.980
La Matanza	18.555.336	3.572.572.634	3.493.058	3.594.621.028
La Pampa		2.469.090.603	4.454.167	2.473.544.770
La Patagonia San Juan Bosco	17.571.277	3.634.134.480	3.376.151	3.655.081.908
La Plata	58.671.728	14.745.002.340	29.040.092	14.832.714.160
La Rioja	111.828.577	2.430.127.684	2.542.019	2.544.498.280
Litoral	20.977.607	5.283.476.251	11.761.011	5.316.214.869
Lomas de Zamora		3.295.254.130	3.835.787	3.299.089.917
Luján		2.749.912.145	3.807.949	2.753.720.094
Mar del Plata		4.824.973.285	12.336.129	4.837.309.414
Misiones		3.256.410.375	5.790.348	3.262.200.723
Nordeste	22.259.014	5.826.459.707	6.248.815	5.854.967.536
Quilmes		1.854.755.766	2.782.003	1.857.537.769
Río Cuarto		3.250.760.283	11.647.149	3.262.407.432
Rosario	85.569.887	10.440.013.216	15.474.386	10.541.057.489
Salta		3.423.178.038	8.204.649	3.431.382.687
San Juan		5.761.630.636	11.025.588	5.772.656.224
San Luis		3.879.502.403	10.289.953	3.889.792.356
Santiago del Estero	14.119.124	2.009.661.568	4.761.214	2.028.541.906
Sur	18.525.770	3.950.880.956	10.352.215	3.979.758.941
Tecnológica		14.155.122.611	7.421.596	14.162.544.207
Tucumán	39.694.884	9.864.758.998	18.367.824	9.922.821.706
La Patagonia Austral		2.091.860.241	2.746.416	2.094.606.657
Lanús		1.458.611.720	2.641.620	1.461.253.340
Tres de Febrero		1.443.743.717	2.539.087	1.446.282.804
Villa María	13.213.369	1.168.651.332	2.520.033	1.184.384.734
De las Artes		2.287.574.170	2.650.798	2.290.224.968
Chilecito		792.623.409	2.405.935	795.029.344
Noroeste		1.062.050.284	2.465.918	1.064.516.202
Río Negro	3.608.960	1.699.407.634	2.734.809	1.705.751.403
Chaco Austral	13.205.986	888.997.126	2.718.069	904.921.181
Avellaneda		951.283.797	832.959	952.116.756
Del Oeste		500.967.086	871.029	501.838.115
Tierra del Fuego		894.279.751	841.210	895.120.961
Moreno		928.313.869	826.878	929.140.747
Arturo Jauretche	12.934.772	1.357.110.574	796.063	1.370.841.409
José Clemente Paz		1.062.498.859	839.765	1.063.338.624
Villa Mercedes		351.569.703	734.682	352.304.385
Comechingones		218.568.187	1.277.055	219.845.242
Hurlingham		938.476.935	952.254	939.429.189
Alto Uruguay		74.295.480	517.985	74.813.465
Rafaela		390.637.440	1.109.279	391.746.719
San Antonio de Areco		251.011.158	808.004	251.819.162
Guillermo Brown		167.931.848	1.156.756	169.088.604
Pedagógica Nacional		367.095.688	862.627	367.958.315
Scalabrini Ortiz		151.915.730	1.055.695	152.971.425
Defensa Nacional		166.717.241	804.102	167.521.343
Subtotal	**2.786.662.015**	**212.291.270.108**	**344.315.913**	**215.422.248.037**
Programa de Incentivos			448.432.109	448.432.109
Gastos para Ciencia y Técnica			1.051.567.891	1.051.567.891
Hospitales Universitarios	1.841.661.607			1.841.661.607
Universidades de Reciente Creación		350.000.000		350.000.000
Promoción de Carreras Estratégicas		3.000.000.000		3.000.000.000
Fortalecimiento de la Extensión Universitaria		500.000.000		500.000.000
Gastos de funcionamiento SIU		292.121.296		292.121.296
Desarrollo de Institutos Tecnológicos		2.244.263.655		2.244.263.655
Subtotal	**1.841.661.607**	**6.386.384.951**	**1.500.000.000**	**9.728.046.558**
TOTAL GENERAL	**4.628.323.622**	**218.677.655.060**	**1.844.315.913**	**225.150.294.595**



27591

Congreso de la Nación

CAPÍTULO II
Planilla 2 Anexa al Articulo 12

UNIVERSIDADES NACIONALES
(En Pesos)

Universidades Nacionales		TOTAL
806	Buenos Aires	711.609.758
807	Catamarca	53.738.251
808	Centro	68.902.393
809	Comahue	135.578.450
810	Córdoba	280.021.340
811	Cuyo	159.192.231
812	Entre Ríos	51.726.779
813	Formosa	32.038.922
814	General San Martín	50.056.510
815	General Sarmiento	87.493.997
816	Jujuy	50.901.333
817	La Matanza	64.965.058
818	La Pampa	45.290.642
826	La Patagonia San Juan Bosco	69.744.211
819	La Plata	284.213.196
837	La Rioja	68.552.681
820	Litoral	101.441.013
821	Lomas de Zamora	57.226.942
822	Luján	52.544.933
823	Mar del Plata	85.624.307
824	Misiones	62.247.474
825	Nordeste	111.721.187
827	Quilmes	105.444.488
828	Río Cuarto	162.251.418
829	Rosario	201.138.512
830	Salta	194.140.008
831	San Juan	110.150.569
832	San Luis	72.314.680
833	Santiago del Estero	38.707.492
834	Sur	75.939.515
835	Tecnológica	265.852.948
836	Tucumán	189.341.686
842	La Patagonia Austral	39.968.103
839	Lanús	27.882.812
840	Tres de Febrero	27.597.153
841	Villa María	172.599.761
843	De las Artes	103.700.781
845	Chilecito	15.170.301
846	Noroeste	18.308.947
847	Río Negro	52.548.186
855	Chaco Austral	63.450.908
862	Avellaneda	118.167.755
863	Del Oeste	9.575.792
864	Tierra del Fuego	17.080.193
865	Moreno	15.630.382
866	Arturo Jauretche	24.058.664
867	José Clemente Paz	18.191.070
861	Villa Mercedes	6.722.474
868	Comechingones	104.194.963
869	Hurlingham	15.445.071
870	Alto Uruguay	21.427.548
871	Rafaela	7.475.090
873	San Antonio de Areco	4.328.035
874	Guillermo Brown	43.226.453
875	Pedagógica Nacional	7.021.173
876	Scalabrini Ortiz	62.918.914
872	Defensa Nacional	3.196.548
	SUBTOTAL	**5.100.000.000**
	Hospitales Universitarios	1.400.000.000
	FUNDAR	60.000.000
	Colegio Preuniversitario Dr. Ramón A. Cereijo	20.000.000
	TOTAL GENERAL	**6.580.000.000**

CONGRESO LEGISLATIVO DE LA NACION ARGENTINA

IF-2020-81646701-APN-DSGA#SLYT


Congreso de la Nación

27591

CAPÍTULO III
Planilla Anexa al Artículo 23

PRESUPUESTO 2021
CONTRIBUCIONES AL TESORO NACIONAL
(en pesos)

	Aportes a Ingresar al Tesoro Nacional
ORGANISMOS DESCENTRALIZADOS	**3.810.042.000**
- Ente Nacional de Comunicaciones	3.000.000.000
- Superintendencia de Seguros de la Nación	500.000.000
- Ente Nacional Regulador del Gas	203.000.000
- Ente Nacional Regulador de la Electricidad	104.042.000
- Agencia de Administración de Bienes del Estado	3.000.000
TOTAL	**3.810.042.000**

CONGRESO LEGISLATIVO DE LA NACION ARGENTINA





Congreso de la Nación

Planilla anexa al artículo 42

OPERACIONES DE CRÉDITO PÚBLICO

JURISDICCIÓN ENTIDAD	TIPO DE DEUDA	MONTO AUTORIZADO O su equivalente en otras monedas	PLAZO MÍNIMO DE AMORTIZACIÓN	DESTINO DEL FINANCIAMIENTO
Administración Central	Títulos o préstamos	$ 660.000.000.000	90 días	Servicio de la deuda y gastos no operativos
Administración Central	Títulos o préstamos	$ 660.000.000.000	180 días	Servicio de la deuda y gastos no operativos
Administración Central	Títulos o préstamos	$ 660.000.000.000	360 días	Servicio de la deuda y gastos no operativos
Administración Central	Títulos o préstamos	$ 660.000.000.000	18 meses	Servicio de la deuda y gastos no operativos
Administración Central	Títulos o préstamos	$ 660.000.000.000	2 años	Servicio de la deuda y gastos no operativos
Administración Central	Títulos o préstamos	$ 660.000.000.000	3 años	Servicio de la deuda y gastos no operativos
Administración Central	Títulos o préstamos	$ 660.000.000.000	4 años	Servicio de la deuda y gastos no operativos
Administración Central	Préstamo	EUR 150.400.000	3 años	Adquisición de cuatro buques Damen Offshore Patrol Vessel
Administración Central	Préstamo	USD 71.9000.000	3 años	Sistema de Defensa Antiaéreo
Administración Central	Préstamo	USD 24.000.000	3 años	Adquisición de diez Helicópteros de Rescate
Administración Central	Préstamo	USD 227.000.000	3 años	Polo Logístico Antártico - Base Naval Integrada Ushuaia
Administración Central	Préstamo	USD 320.000.000	3 años	Vehículos Blindados a Ruedas
Administración Central	Préstamo	USD 195.000.000	3 años	Construcción Buque Logístico Polar


CONGRESO LEGISLATIVO DE LA NACION ARGENTINA



Congreso de la Nación

Planilla anexa al artículo 42 (Cont.)

OPERACIONES DE CRÉDITO PÚBLICO

JURISDICCION ENTIDAD	TIPO DE DEUDA	MONTO AUTORIZADO O su equivalente en otras monedas	PLAZO MINIMO DE AMORTIZACION	DESTINO DEL FINANCIAMIENTO
Administración Central	Préstamo	USD 450.000.000	3 años	Incorporación Aeronave Caza
Administración Central	Préstamo	USD 225.000.000	3 años	Recuperación de las Capacidades de Transporte Aéreo
Administración Central	Préstamo	USD 36.000.000	3 años	Incorporación de Helicópteros Medianos
Administración Central	Préstamo	USD 450.000.000	3 años	Belgrano Sur - Material Rodante
Administración Central	Préstamo	USD 770.000.000	3 años	Proyecto de Modernización de los Trenes del Belgrano Cargas Fase 2
Administración Central	Préstamo	USD 7.228.000.000	3 años	Construcción Central Nuclear Atucha III
Administración Central	Préstamo	USD 300.000.000	3 años	Parque Fotovoltaico Cauchari 4 y 5 Ampliación de la Provincia de Jujuy
Administración Central	Préstamo	U$S 975.000.000	3 años	Programa de Obras Básicas de Agua y Saneamiento - AySA
Administración Central	Préstamo	USD 155.000.000	3 años	AYSA - Río Subterráneo Sur | Tramo II
Administración Central	Préstamo	USD 1.800.000.000	3 años	Proyecto Multipropósito Chihuido I
Administración Central	Préstamo	USD 1.500.000.000	3 años	Fondo Capital de Trabajo

Página 92 de 154



Congreso de la Nación

Planilla anexa al artículo 48

OTORGAMIENTO DE AVALES

ENTE AVALADO	TIPO DE DEUDA	MONTO MÁXIMO AUTORIZADO	PLAZO MÍNIMO DE AMORTIZACIÓN	DESTINO DEL FINANCIAMIENTO
INVAP S.E	Garantía de ejecución, anticipo y operaciones de prefinanciación de exportaciones.	USD 100.000.000	A la vista	Ejecución de Proyectos de exportación en las áreas Nuclear, Espacial y Radares
Provincia de Neuquén	Bancaria/Financiera/ Comercial	USD 450.000.000	3 años	Obras de infraestructura energética - Chihuido I
Provincia de Neuquén	Préstamo	USD 40.000.000	3 años	Obras de electrificación "Cierre del Anillo Norte"
Provincia de Neuquén	Préstamo	USD 60.000.000	3 años	Proyecto de Gestión Integral de Residuos Sólidos Urbanos (GIRSU)
Provincia de Córdoba	Bancaria - Financiera - Comercial	USD 75.000.000	15 años	Infraestructura Vial. Rutas, puentes: Red primaria y secundaria provincial
Provincia de Córdoba	Bancaria - Financiera - Comercial	USD 100.000.000	7 años	Seguridad-Salud-Educación. Construcción soluciones Penitenciaria/ Hospitales
Provincia de Córdoba	Bancaria - Financiera - Comercial	USD 230.000.000	10 años	Infraestructura hídrica. Construcción Acueducto Troncal Biprovincial
Provincia de Córdoba	Bancaria - Financiera - Comercial	USD 50.000.000	20 años	Infraestructura hídrica/ saneamiento/ infraestructura vial.
Provincia de Córdoba	Bancaria - Financiera - Comercial	USD 50.000.000	10 años	Infraestructura Conectividad. Iluminación fibra óptica, construcción de Shelters y Centros DMVM
Provincia de Chaco	Préstamo	USD 76.000.000	3 años	Construcción LAT 132Kv - Charata-Villa Ángela



Congreso de la Nación

Planilla anexa al artículo 48
(Cont.)

ENTE AVALADO	TIPO DE DEUDA	MONTO MÁXIMO AUTORIZADO	PLAZO MÍNIMO DE AMORTIZACIÓN	DESTINO DEL FINANCIAMIENTO
Provincia de Chaco	Préstamo	USD 30.000.000	3 años	Electrificación Rural
Provincia de Chaco	Préstamo	USD 50.000.000	3 años	Chaco Seguro e Interconectado
Provincia de Chaco	Préstamo	USD 35.000.000	3 años	Pavimento Urbano, Iluminación y Obras Complementarias
Provincia de Chaco	Préstamo	USD 6.000.000	3 años	Infraestructura Escolar. Resistencia, Avia Terai, Basail, Villa Berthet
Provincia de Chaco	Préstamo	USD 57.000.000	3 años	Infraestructura Sanitaria - Hospital Nivel VIII J. C. Perrando
Provincia de Chaco	Préstamo	USD 100.000.000	3 años	Desarrollo Rural Integral del Secano y de los Oasis Productivos de CHACO
Provincia de Chaco	Préstamo	USD 738.000.000	3 años	Puente Chaco - Corrientes
Provincia de Chaco	Préstamo	USD 250.000.000	3 años	Puente Bermejo - Ñaembucu
Provincia de Entre Ríos	Préstamo	USD 75.000.000	3 años	Cierre Energético Norte: Los Conquistadores - La Paz
Provincia de Entre Ríos	Préstamo	USD 40.000.000	3 años	Gasoducto Productivo III del Noreste Entrerriano
Provincia de Entre Ríos	Préstamo	USD 40.000.000	3 años	Programa de Generación de Energía Renovable
Provincia de Entre Ríos	Préstamo	USD 30.000.000	3 años	Seguridad y Conectividad de Entre Ríos
Provincia de Entre Ríos	Préstamo	USD 138.000.000	3 años	Rutas, Puentes: Red primaria y secundaria provincial

CONGRESO LEGISLATIVO DE LA NACIÓN ARGENTINA



Congreso de la Nación

Planilla anexa al artículo 48 (Cont.)

ENTE AVALADO	TIPO DE DEUDA	MONTO MÁXIMO AUTORIZADO	PLAZO MÍNIMO DE AMORTIZACIÓN	DESTINO DEL FINANCIAMIENTO
Provincia de Entre Ríos	Préstamo	USD 50.000.000	3 años	Infraestructura aeroportuaria
Provincia de Entre Ríos	Préstamo	USD 110.000.000	3 años	Infraestructura Hídrica
Provincia de Jujuy	Préstamo	USD 126.000.000	3 años	Proyecto Solar Fotovoltaico Distribuido a lo largo de la Provincia de Jujuy
Provincia de Jujuy	Préstamo	USD 270.000.000	3 años	Parque Fotovoltáico El Pongo Solar
Provincia de Jujuy	Préstamo	USD 100.000.000	3 años	Planta de Generación Eléctrica
Provincia de Jujuy	Préstamo	USD 9.000.000	3 años	Infraestructura Ferroviaria construcción de de nuevas vias Línea C
Provincia de Jujuy	Préstamo	USD 100.000.000	3 años	Infraestructura Ferroviaria Reacondicionamiento de Vías - Tramo Chalicá Yuto - Pichanal
Provincia de Jujuy	Préstamo	USD 60.000.000	3 años	Infraestructura Ferroviaria Reacondicionamiento de Vías - Ramal C13
Provincia de Mendoza	Préstamo	USD 100.000.000	3 años	Desarrollo Rural Integral del Secano y de los Oasis Productivos de Mendoza
Provincia de Buenos Aires	Préstamo	USD 150.000.000	3 años	Apoyo a la Gestión Integral de la Cuenca del Río Salado
Provincia de Buenos Aires	Préstamo	USD 250.000.000	3 años	Intervenciones en cuencas de la PBA a fin de evitar inundaciones
Provincia de Buenos Aires	Préstamo	USD 540.000.000	3 años	Obras viales y de seguridad vial
Provincia de Buenos Aires	Préstamo	USD 440.000.000	3 años	Construcción de redes de cloacas y agua potable, y acueductos.

Página 95 de 154



Congreso de la Nación

Planilla anexa al artículo 48 (Cont.)

ENTE AVALADO	TIPO DE DEUDA	MONTO MÁXIMO AUTORIZADO	PLAZO MÍNIMO DE AMORTIZACIÓN	DESTINO DEL FINANCIAMIENTO
Provincia de Buenos Aires	Préstamo	USD 180.000.000	3 años	Construcción de viviendas para cubrir el déficit habitacional
Provincia de Santa Fe	Préstamo	USD 200.000.000	3 años	Acueductos Bi-Provincial Coronda - San Francisco
Provincia de Santa Fe	Préstamo	USD 200.000.000	3 años	Desarrollo de la Infraestructura Energética y Productiva
Provincia de Santa Fe	Préstamo	USD 200.000.000	3 años	Desarrollo de la Infraestructura Social
Provincia de Santa Fe	Préstamo	USD 20.000.000	3 años	Acueducto Tostado Villa Minetti
Provincia de Santa Fe	Préstamo	USD 40.000.000	3 años	Ampliación Planta Potabilizadora Santa Fe
Provincia de Santa Fe	Préstamo	USD 40.000.000	3 años	Acueducto Gran Rosario

CONGRESO LEGISLATIVO DE LA NACION ARGENTINA

Página 96 de 154



Congreso de la Nación

Planilla anexa al artículo 50

COLOCACIÓN DE BONOS DE CONSOLIDACIÓN DE DEUDAS

(En Pesos)

CONCEPTO	TOTAL
Artículo 7° de la Ley N° 23.982, incisos b) y c)	700.000.000
Artículo 7° de la Ley N° 23.982, incisos d), e) y g)	140.000.000
Artículo 7° de la Ley N° 23.982, incisos h)	450.000.000
Otras deudas que se cancelan mediante la entrega de Bonos de Consolidación	30.000.000
Sentencias Judiciales Ex Agentes de Yacimientos Petrolíferos Fiscales (YPF)	80.000.000
Beneficiarios de Leyes N° 24.411, N° 24.043, N° 25.192, N° 26.690, N° 27.139 y N° 27.179	2.200.000.000
Leyes N° 25.471, N° 26.572, N° 26.700 y N° 27.133	5.000.000.000
TOTAL	**8.600.000.000**

CONGRESO LEGISLATIVO DE LA NACION ARGENTINA



PRESUPUESTO 2021
FONDOS FIDUCIARIOS
(En pesos)

CAPÍTULO VIII
Planilla Anexa al Art. 55

CONCEPTO	DESARROLLO PROVINCIAL	PARA LA VIVIENDA SOCIAL	INFRAEST. REGIONAL	DE CAPITAL SOCIAL	PROM. CIENT. Y TECN.	PARA EL TRANSP. ELECT. FED	SISTEMA INFRAEST. TRANSPORTE	DE INFRAEST. HÍDRICA	FONDCE	FONDEP	RECUP. DE LA ACTIVIDAD OVINA	CONSUMO RESIDENCIAL DE GAS
I - INGRESOS CORRIENTES	7.843.201.265	130.683.381	4.242.848.101	184.067.315	587.448.317	3.667.074.812	181.717.030.187	11.932.950.484	1.271.183.223	41.862.992.530	104.000.000	16.154.628.936
Ingresos Tributarios	0	0	0	0	0	0	82.717.030.187	11.452.309.672	0	0	0	0
Ingresos no Tributarios	0	0	123.226.305	0	0	2.262.074.812	0	0	2.294.400	0	0	16.154.628.936
Ventas de Bienes y Servicios	0	0	0	0	0	0	0	0	0	0	0	0
Rentas de la Propiedad	7.843.201.265	130.683.381	3.682.898.257	108.067.315	0	405.000.000	0	480.640.812	268.888.823	1.031.233.295	24.000.000	0
Transferencias Corrientes	0	0	436.723.539	76.000.000	587.448.317	1.000.000.000	99.000.000.000	0	1.000.000.000	40.821.759.235	80.000.000	0
Del Tesoro Nacional	0	0	0	76.000.000	587.448.317	0	99.000.000.000	0	1.000.000.000	37.968.259.235	80.000.000	0
Otras Transferencias	0	0	436.723.539	0	0	1.000.000.000	0	0	0	2.853.500.000	0	0
II - GASTOS CORRIENTES	68.074.595	503.046.324	866.691.424	135.795.876	587.448.317	249.000.000	171.904.101.505	657.135.188	138.551.678	37.645.921.731	54.400.000	15.606.137.725
Remuneraciones	0	0	0	0	0	0	0	0	0	0	0	0
Bienes y Servicios	12.166.662	419.911.959	278.150.303	132.995.876	0	199.000.000	7.802.900	11.176.993	39.400.000	81.726.000	2.400.000	1.642.572
Impuestos Indirectos	0	83.102.767	0	2.800.000	0	50.000.000	0	0	0	0	0	41.928.835
Depreciación y Amortización	0	0	0	0	0	0	0	0	0	0	0	0
Previsiones	0	0	0	0	0	0	0	0	0	0	0	0
Intereses en Moneda Nacional	55.907.933	0	13.679.413	0	0	0	943.303.473	545.375.893	0	0	0	0
Intereses en Moneda Extranjera	0	0	0	0	0	0	0	0	0	0	0	0
Transferencias Corrientes	0	0	185.895.030	0	587.448.317	0	170.952.995.132	0	97.972.110	37.500.107.771	52.000.000	15.562.566.318
Impuestos Directos	0	0	0	0	0	0	0	100.582.502	0	62.287.960	0	0
Otros	0	31.598	388.766.678	0	0	0	0	0	1.179.568	1.800.000	0	0
III - RESULTADO ECONÓMICO (I-II)	**7.775.126.670**	**-372.362.943**	**3.376.156.677**	**48.271.439**	**0**	**3.418.074.812**	**9.812.928.682**	**11.275.815.296**	**1.132.631.545**	**4.207.070.799**	**49.600.000**	**548.491.211**
IV - INGRESOS DE CAPITAL	0	14.260.487.069	0	468.966.221	0	0	0	4.500.000.000	1.500.000.000	16.566.227.000	0	0
Venta y/o Desincorporación de Activos	0	0	0	0	0	0	0	0	0	0	0	0
Otros Ingresos de Capital	0	14.260.487.069	0	468.966.221	0	0	0	4.500.000.000	1.500.000.000	16.566.227.000	0	0
Transferencias de la Adm. Nacional	0	14.260.487.069	0	468.966.221	0	0	0	4.500.000.000	1.500.000.000	16.566.227.000	0	0
Otros (incluye increm.deprec.y amort.)	0	0	0	0	0	0	0	0	0	0	0	0
V - GASTOS DE CAPITAL	1.500.000	14.104.513.703	18.720.142	0	0	3.418.074.812	22.916.718.962	17.348.766.033	660.000.000	1.387.245.400	0	0
Inversión Real	1.500.000	0	18.720.142	0	0	0	0	0	0	0	0	0
Transferencias de Capital	0	14.104.513.703	0	0	0	3.418.074.812	22.916.718.962	17.348.766.033	660.000.000	1.387.245.400	0	0
VI - INGRESOS TOTALES (I+IV)	7.843.201.265	14.391.170.450	4.242.848.101	653.033.536	587.448.317	3.667.074.812	181.717.030.187	16.432.950.484	2.771.183.223	58.419.219.530	104.000.000	16.154.628.936
VII- GASTOS TOTALES (II+V)	69.574.595	14.607.560.027	885.411.566	135.795.876	587.448.317	3.667.074.812	194.820.820.467	18.005.901.221	798.551.678	39.033.167.131	54.400.000	15.606.137.725
VIII - RESULTADO FINANCIERO (VI-VII)	**7.773.626.670**	**-216.389.577**	**3.357.436.535**	**517.237.660**	**0**	**0**	**-13.103.790.280**	**-1.572.950.737**	**1.972.631.545**	**19.386.052.399**	**49.600.000**	**548.491.211**
IX - FINANCIAMIENTO (X-XI)	-7.773.626.670	216.389.577	-3.357.436.535	-517.237.660	0	0	13.103.790.280	1.572.950.737	-1.972.631.545	-19.386.052.399	-49.600.000	-548.491.211
X - FUENTES FINANCIERAS	98.247.828.044	216.389.577	60.232.391.778	85.850.000	437.299.540	0	14.542.954.562	1.885.946.003	7.200.000	619.573.397	32.000.000	0
Disminución de la Inversión Financiera	28.247.828.044	216.389.577	49.833.138.284	85.850.000	437.299.540	0	14.542.954.562	435.477.704	7.200.000	468.573.397	32.000.000	0
Endeudamiento e Incremento de Otros Pasivos	70.000.000.000	0	0	0	0	0	0	1.450.468.299	0	151.000.000	0	0
Endeudamiento en Moneda Nacional	0	0	0	0	0	0	0	0	0	0	0	0
Endeudamiento en Moneda Extranjera	0	0	0	0	0	0	0	0	0	0	0	0
Incremento de Otros Pasivos	70.000.000.000	0	0	0	0	0	0	1.450.468.299	0	151.000.000	0	0
Incremento del Patrimonio	0	0	10.399.253.494	0	0	0	0	0	0	0	0	0
XI - APLICACIONES FINANCIERAS	106.021.454.714	0	63.589.828.313	603.087.660	437.299.540	0	1.439.164.282	312.995.266	1.979.831.545	20.005.625.796	81.600.000	548.491.211
Aumento de la Inversión Financiera	86.796.570.124	0	63.589.828.313	603.087.660	437.299.540	0	0	0	1.979.831.545	20.005.625.796	81.600.000	548.491.211
Amort.de Deuda y Disminución de Otros Pasivos	19.224.884.590	0	0	0	0	0	1.439.164.282	312.995.266	0	0	0	0
Amortización en Moneda Nacional	19.224.884.590	0	0	0	0	0	1.439.164.282	312.995.266	0	0	0	0
Amortización en Moneda Extranjera	0	0	0	0	0	0	0	0	0	0	0	0
Disminución de Otros Pasivos	0	0	0	0	0	0	0	0	0	0	0	0
Disminución del Patrimonio	0	0	0	0	0	0	0	0	0	0	0	0

Congreso de la Nación

"2020 - Año del General Manuel Belgrano"

27591

IF-2020-81646701-APN-DSGA#SLYT



PRESUPUESTO 2021
FONDOS FIDUCIARIOS
(En pesos)

CAPÍTULO VIII
Planilla Anexa al Art. 55 (Cont.)

CONCEPTO	REFINANC. HIPOTEC.	CONSUMIDORES GLP (LEY 26.020)	FONDO DE SEGURIDAD AEROPORT.	FFIDUC. PROCREAR	FONDAGRO	COBERTURA UNIVERSAL DE SALUD	FONDO DE ENERGIAS RENOVABLES	FF SERVICIO UNIVERSAL (ARGENTINA DIGITAL)	FODIS	FOGAR
I - INGRESOS CORRIENTES	307.000.000	14.011.853.545	431.395.423	271.035.820	4.324.852	1.613.153.791	566.000.000	8.370.860.646	114.095.000	39.622.839.876
Ingresos Tributarios	0	0	0	0	0	0	0	0	0	0
Ingresos no Tributarios	0	0	0	0	0	0	0	4.123.808.400	0	0
Ventas de Bienes y Servicios	0	0	0	0	0	0	0	0	0	0
Rentas de la Propiedad	307.000.000	129.600.000	431.395.423	271.035.820	4.324.852	1.613.153.791	566.000.000	4.247.052.246	114.095.000	7.957.839.876
Transferencias Corrientes	0	13.882.253.545	0	0	0	0	0	0	0	31.665.000.000
Del Tesoro Nacional	0	11.778.450.427	0	0	0	0	0	0	0	30.000.000.000
Otras Transferencias	0	2.103.803.118	0	0	0	0	0	0	0	1.665.000.000
II - GASTOS CORRIENTES	2.090.000	13.990.917.489	1.319.506	9.997.067.368	687.853.687	0	111.000.000	1.720.545.691	9.106.000	4.910.520.692
Remuneraciones	0	0	0	0	0	0	0	0	0	0
Bienes y Servicios	1.860.000	2.760.366	1.319.506	1.359.138.178	3.912.000	0	12.000.000	50.230.308	4.023.000	35.969.700
Impuestos Indirectos	0	0	0	332.347.994	0	0	11.000.000	34.010.492	5.083.000	0
Depreciación y Amortización	0	0	0	0	0	0	0	0	0	0
Previsiones	0	0	0	0	0	0	0	0	0	0
Intereses en Moneda Nacional	230.000	0	0	7.455.581.194	0	0	0	0	0	0
Intereses en Moneda Extranjera	0	0	0	0	0	0	0	0	0	0
Transferencias Corrientes	0	13.882.253.545	0	850.000.000	675.000.000	0	0	0	0	4.176.509.422
Impuestos Directos	0	105.903.578	0	0	8.941.687	0	0	1.636.304.891	0	696.101.570
Otros	0	0	0	0	0	0	88.000.000	0	0	1.840.000
III - RESULTADO ECONÓMICO (I-II)	**304.910.000**	**20.936.056**	**430.075.917**	**-9.726.031.546**	**-683.528.836**	**1.613.153.791**	**455.000.000**	**6.650.314.966**	**104.989.000**	**34.712.319.184**
IV - INGRESOS DE CAPITAL	0	0	0	61.800.918.929	0	0	0	0	0	1.462.500.000
Venta y/o Desincorporación de Activos	0	0	0	0	0	0	0	0	0	0
Otros Ingresos de Capital	0	0	0	61.800.918.929	0	0	0	0	0	1.462.500.000
.Transferencias de la Adm. Nacional	0	0	0	61.800.918.929	0	0	0	0	0	1.462.500.000
.Otros (incluye increm.deprec.y amort.)	0	0	0	0	0	0	0	0	0	0
V - GASTOS DE CAPITAL	0	0	235.250.000	14.754.599.385	0	0	0	1.960.359.967	0	0
Inversión Real	0	0	0	0	0	0	0	0	0	0
Transferencias de Capital	0	0	235.250.000	14.754.599.385	0	0	0	1.960.359.967	0	0
VI - INGRESOS TOTALES (I+IV)	307.000.000	14.011.853.545	431.395.423	62.071.954.749	4.324.852	1.613.153.791	566.000.000	8.370.860.646	114.095.000	41.085.339.876
VII- GASTOS TOTALES (II+V)	2.090.000	13.990.917.489	236.569.506	24.751.666.751	687.853.687	0	111.000.000	3.680.905.658	9.106.000	4.910.520.692
VIII - RESULTADO FINANCIERO (VI-VII)	**304.910.000**	**20.936.056**	**194.825.917**	**37.320.287.998**	**-683.528.835**	**1.613.153.791**	**455.000.000**	**4.689.954.988**	**104.989.000**	**36.174.819.184**
IX - FINANCIAMIENTO (X-XI)	-304.910.000	-20.936.056	-194.825.917	-37.320.287.998	683.528.835	-1.613.153.791	-455.000.000	-4.689.954.988	-104.989.000	-36.174.819.184
X - FUENTES FINANCIERAS	10.530.000	0	0	8.983.010.561	1.508.528.835	0	832.667.000	0	0	23.034.441.447
Disminución de la Inversión Financiera	10.530.000	0	0	8.983.010.561	1.431.537.315	0	522.000.000	0	0	23.034.441.447
Endeudamiento e Incremento de Otros Pasivos	0	0	0	0	0	0	0	0	0	0
.Endeudamiento en Moneda Nacional	0	0	0	0	0	0	0	0	0	0
.Endeudamiento en Moneda Extranjera	0	0	0	0	0	0	0	0	0	0
.Incremento de Otros Pasivos	0	0	0	0	0	0	0	0	0	0
Incremento del Patrimonio	0	0	0	0	76.991.520	0	310.667.000	0	0	0
XI - APLICACIONES FINANCIERAS	315.540.000	20.936.056	194.825.917	46.303.298.559	825.000.000	1.613.153.791	1.267.667.000	4.689.954.988	104.989.000	59.209.260.631
Aumento de la Inversión Financiera	312.570.000	20.936.056	194.825.917	44.775.869.193	825.000.000	1.613.153.791	877.667.000	4.689.954.988	104.989.000	59.209.260.631
Amort.de Deuda y Disminución de Otros Pasivos	2.970.000	0	0	1.527.429.366	0	0	410.000.000	0	0	0
.Amortización en Moneda Nacional	2.970.000	0	0	1.527.429.366	0	0	0	0	0	0
.Amortización en Moneda Extranjera	0	0	0	0	0	0	0	0	0	0
.Disminución de Otros Pasivos	0	0	0	0	0	0	410.000.000	0	0	0
Disminución del Patrimonio	0	0	0	0	0	0	0	0	0	0

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CONGRESO LEGISLATIVO DE LA NACION ARGENTINA


Congreso de la Nación

PRESUPUESTO 2021
FONDOS FIDUCIARIOS
(En pesos)

CONCEPTO	PPP RED DE AUTOPISTAS Y RUTAS SEGURAS	ASISTENCIA DIRECTA A VICTIMAS DE TRATA	FOBOSQUES	INTEGRACION SOCIOURBANA
I - INGRESOS CORRIENTES	1.970.599.499	30.000.000	1.477.415.000	30.258.200.000
Ingresos Tributarios	0	0	0	30.258.200.000
Ingresos no Tributarios	1.665.583.499	30.000.000	0	0
Ventas de Bienes y Servicios	0	0	0	0
Rentas de la Propiedad	305.016.000	0	240.000.000	0
Transferencias Corrientes	0	0	1.237.415.000	0
Del Tesoro Nacional	0	0	1.237.415.000	0
Otras Transferencias	0	0	0	0
II - GASTOS CORRIENTES	1.207.568.710	30.000.000	1.477.415.000	106.335.643
Remuneraciones	0	0	0	0
Bienes y Servicios	46.304.410	0	10.000.000	90.855.260
Impuestos Indirectos	0	0	0	0
Depreciación y Amortización	0	0	0	0
Previsiones	0	0	0	0
Intereses en Moneda Nacional	0	0	0	0
Intereses en Moneda Extranjera	0	0	0	0
Transferencias Corrientes	1.156.264.300	30.000.000	1.463.415.000	0
Impuestos Directos	0	0	4.000.000	0
Otros	0	0	0	15.480.383
III - RESULTADO ECONÓMICO (I-II)	**763.030.789**	**0**	**0**	**30.151.864.357**
IV - INGRESOS DE CAPITAL	22.894.218.962	0	0	0
Venta y/o Desincorporación de Activos	0	0	0	0
Otros Ingresos de Capital	22.894.218.962	0	0	0
.Transferencias de la Adm. Nacional	0	0	0	0
.Otros (incluye increm.deprec.y amort.)	22.894.218.962	0	0	0
V - GASTOS DE CAPITAL	13.588.663.000	0	0	20.000.000.000
Inversión Real	0	0	0	0
Transferencias de Capital	13.688.663.000	0	0	20.000.000.000
VI - INGRESOS TOTALES (I+IV)	24.864.818.461	30.000.000	1.477.415.000	30.258.200.000
VII- GASTOS TOTALES (II+V)	14.896.231.710	30.000.000	1.477.415.000	20.106.335.643
VIII - RESULTADO FINANCIERO (VI-VII)	**9.968.586.751**	**0**	**0**	**10.151.864.357**
IX - FINANCIAMIENTO (X-XI)	-9.968.586.751	0	0	-10.151.864.357
X - FUENTES FINANCIERAS	395.094.268.904	0	0	0
Disminución de la Inversión Financiera	18.874.666.989	0	0	0
Endeudamiento e Incremento de Otros Pasivos	376.219.601.915	0	0	0
.Endeudamiento en Moneda Nacional	0	0	0	0
.Endeudamiento en Moneda Extranjera	0	0	0	0
.Incremento de Otros Pasivos	376.219.601.915	0	0	0
Incremento del Patrimonio	0	0	0	0
XI - APLICACIONES FINANCIERAS	405.062.855.655	0	0	10.151.864.357
Aumento de la Inversión Financiera	386.188.188.666	0	0	10.151.864.357
Amort.de Deuda y Disminución de Otros Pasivos	18.874.666.989	0	0	0
.Amortización en Moneda Nacional	0	0	0	0
.Amortización en Moneda Extranjera	0	0	0	0
.Disminución de Otros Pasivos	18.874.666.989	0	0	0
Disminución del Patrimonio	0	0	0	0

"2020 - Año del General Manuel Belgrano"

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PLANILLA ANEXA AL ARTÍCULO 88

ASIGNACIONES PARA EL EJERCICIO 2021

Jurisdicción	Entidad	Programa	Proyecto	Concepto	Fuente Financiera	Ubicacón Geográfica	Monto en pesos
91	356	777	0	Transferencias A Administración De Infraestructura Ferroviaria, Pasajeros - 2021/2023	11	Interprovincial	$ 2.000.000.000
53	322	27	0	Deporte Federado y de representación nacional - Incremento Extraordinariode las becas deportivas convencionales y paralimpicas en el marco de la participación ante los Juegos Olímpicos de Tokio	11	Nacional	$ 823.000.000
41	343	50	0	Transferencias al sector privado (los entes de 1°, 2° y 3° grado integrantes del SNBV)	11	Nacional	$ 800.000.000
30	325	17	0	Secretaria de Municipios	11	Nacional	$ 2.000.000.000
25	305	51	0	Instituto Nacional de Juventud	11	Ciudad Autónoma de Buenos Aires	$ 250.000.000
52	623	1	0	SENASA	11	No Clasificado	$ 38.000.000
91	356	87	0	Gastos corrientes - Intercargo	11	No Clasificado	$ 500.000.000
57	327	68	0	Fondo de Compensación al Transporte Público de pasajeros por automotor urbano y suburbano del interior del país	11	No Clasificado	$ 7.000.000.000
57	327	68	0	Fondo de Compensación al Transporte Público de pasajeros por automotor urbano y suburbano del interior del país - Transporte Público escolar	11	No Clasificado	$ 600.000.000
91	356	87	0	Gasto de capital - EANA	11	No Clasificado	$ 500.000.000
1	313	17	0	Servicios No Personales de la Honorable Cámara de Diputados de la Nación	11	No Clasificado	$ 1.924.065.681
52	606	16	0	Subsidio por única vez de $ 40 millones destinados a la investigación técnica y científica estación experimental agroindustrial Obispo Colombres - INTA	11	No Clasificado	$ 40.000.000
52	606	17	0	INTA	11	No Clasificado	$ 400.000.000
80	915	65	0	Investigación, Prevención, Detección Temprana y Tratamiento del Cáncer	11	No Clasificado	$ 15.000.000
52	363	44	0	Fondo de Financiamiento para la Pequeña y Mediana Producción - Subsecretaria de Fortalecimiento Productivo y Sustentable para Pequeños y Medianos Productores Agroalimentarios dependiente del Ministerio de Agricultura, Ganadería y Pesca	11	No Clasificado	$ 700.000.000
91	356	77	0	AySA - Corrientes y de capital	11	No Clasificado	$ 8.000.000.000
57	327	68	0	Paradas Seguras	11	No Clasificado	$ 2.000.000.000
57	327	91	0	Obras de Puertos	11	No Clasificado	$ 1.500.000.000



Congreso de la Nación

"2020 - Año del General Manuel Belgrano"

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PLANILLA ANEXA AL ARTÍCULO 88

ASIGNACIONES PARA EL EJERCICIO 2021

Jurisdicción	Entidad	Programa	Proyecto	Concepto	Fuente Financiera	Ubicación Geográfica	Monto en pesos
71	121	16	0	BNDG	11	No Clasificado	$ 200.000.000
71	103	18	0	Federalización – COFECYT	11	No Clasificado	$ 446.000.000
65	365	41	0	Programa Integral De Hábitat Para Las 900 Localidades Más Vulnerables De Las Provincias Del Plan Belgrano - Municipalidad De Vinchina - Vinchina	22	Provincia de La Rioja	$ 62.384.828
64	613	20	46	Construcción De Colector Cloacal Tajamar - La Rioja	11	Provincia de La Rioja	$ 137.352.249
64	364	86	0	Pavimentación De 120 Cuadras Sector Sur De La Ciudad - La Rioja	15	Provincia de La Rioja	$ 29.307.289
64	613	20	0	Acueducto del Este - Primera Etapa - Departamento Pedernera y Dupuy	11	Provincia de San Luis	$ 1.199.989.707
64	613	20	0	Acueducto del Este - Primera Etapa - Departamento Pedernera y Dupuy	15	Provincia de San Luis	$ 1.300.010.293
64	613	20	0	Provisión de Agua Potable. Captación de agua Arroyo La Higuera - La Paz	15	Provincia de Córdoba	$ 7.000.000
64	613	20	0	Planta de red de agua potable - Comuna Dique Chico	15	Provincia de Córdoba	$ 6.000.000
64	613	20	0	Reemplazo y Mejoramiento de la Red y Fuente de Agua - San Francisco del Chañar	15	Provincia de Córdoba	$ 22.000.000
64	613	20	0	Desagües pluviales - Valle Hermoso	15	Provincia de Córdoba	$ 12.000.000
64	613	20	0	Desagüe Norte Entubado - Río Primero	15	Provincia de Córdoba	$ 20.000.000
64	613	20	0	Construcción De Sistema De Desagües Cloacales De Río Ceballos, Unquillo, Mensiolaza, Villa Allende Y Saldán - Segunda Etapa- Saneamiento Sierras Chicas- Córdoba	11	Provincia de Córdoba	$ 20.088.000
64	613	20	0	Intervención en Desagües Pluviales para el saneamiento del Sistema Cloacal de la ciudad de Villa Elisa. Etapa 1	15	Provincia de Entre Ríos	$ 30.000.000
64	613	20	0	Revestimiento de canales y entubamiento sobre av. Dr. Uncal	15	Provincia de Entre Ríos	$ 13.000.000
64	613	20	0	Sistematización de Desagües Pluviales La Criolla	15	Provincia de Entre Ríos	$ 31.000.000
64	613	20	0	Desagües Pluviales Zona Sur	15	Provincia de Entre Ríos	$ 31.000.000
64	604	22	0	Repavimentación de Calzada RP N45 Tramo: Intersección RN N12 - Ibicuy	13	Provincia de Entre Ríos	$ 26.486.582

Congreso de la Nación



"2020 - Año del General Manuel Belgrano"

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PLANILLA ANEXA AL ARTÍCULO 88

ASIGNACIONES PARA EL EJERCICIO 2021

Jurisdicción	Entidad	Programa	Proyecto	Concepto	Fuente Financiera	Ubicación Geográfica	Monto en pesos
64	604	22	0	Obra: Básica, Rehabilitación y Reconstrucción de Calzada R.P. S/Nº Tramo: Etchevehere - Racedo - Crespo	13	Provincia de Entre Ríos	$ 13.020.728
64	604	22	0	Bacheo y Rehabilitación de Calzada R.P. Nº6 Tramo: R.N. Nº18 - R.P. Nº39	13	Provincia de Entre Ríos	$ 15.585.786
64	604	16	48	Conservacion Mejorativa, Ruta Nac. Nº 9, Tramo: Rio Yala - Volcán, Seción: Km1705,75 - Km1732,56, Provincia De Jujuy	13	Provincia de Jujuy	$ 39.863.095
65	365	40	0	Aportes De Tesoro Al Fideicomiso De Vivienda Social Para La Ejecucion De Obras De Vivienda, Mejoramientos, Infraestructura Y Proyectos Donde Exista Un Co-Financiamento Con El Sector Privado.	11	Provincia de la La Pampa	$ 863.000.000
64	604	22	0	Programas de Vialidad en La Pampa	13	Provincia de la La Pampa	$ 280.000.000
81	317	63	71	Construcción Centro Integral De Residuos Sólidos En Microrregión 2 De La Pampa	22	Provincia de la La Pampa	$ 2.400.000
81	317	63	72	Construcción Centro Integral De Residuos Sólidos En Microrregión 7 De La Pampa + Santa Rosa	22	Provincia de la La Pampa	$ 2.500.000
64	604	16	1	Programas de Vialidad en La Pampa	13	Provincia de La Pampa	$ 95.573.532
64	604	16	30	Programas de Vialidad en La Pampa	13	Provincia de La Pampa	$ 24.455.887
64	604	16	31	Programas de Vialidad en La Pampa	13	Provincia de La Pampa	$ 18.341.915
64	604	16	75	Programas de Vialidad en La Pampa	13	Provincia de La Pampa	$ 13.756.436
64	604	26	3	Programas de Vialidad en La Pampa	11	Provincia de La Pampa	$ 2.445.589
64	604	26	2	Programas de Vialidad en La Pampa	13	Provincia de La Pampa	$ 4.112.853
64	604	26	3	Programas de Vialidad en La Pampa	13	Provincia de La Pampa	$ 121.492.645
64	604	26	19	Programas de Vialidad en La Pampa	13	Provincia de La Pampa	$ 87.154.665
64	604	26	72	Programas de Vialidad en La Pampa	13	Provincia de La Pampa	$ 122.279.433
64	604	26	90	Programas de Vialidad en La Pampa	13	Provincia de La Pampa	$ 25.161.256
64	604	26	98	Programas de Vialidad en La Pampa	13	Provincia de La Pampa	$ 146.922.407



27591



PLANILLA ANEXA AL ARTÍCULO 88

ASIGNACIONES PARA EL EJERCICIO 2021

Jurisdicción	Entidad	Programa	Proyecto	Concepto	Fuente Financiera	Ubicacón Geográfica	Monto en pesos
64	604	26	3	Programas de Vialicad en La Pampa	22	Provincia de La Pampa	$ 61.454.648
64	604	26	19	Programas de Vialidad en La Pampa	22	Provincia de La Pampa	$ 44.085.461
64	604	26	90	Programas de Vialidac en La Pampa	22	Provincia de La Pampa	$ 7.967.731
64	604	40	2	Programas de Vialidad en La Pampa	14	Provincia de La Pampa	$ 877.116.067
64	604	47	2	Programas de Vialidad en La Pampa	13	Provincia de La Pampa	$ 6.745.538
64	604	48	1	Programas de Vialidad en La Pampa	13	Provincia de La Pampa	$ 37.401.485
64	604	50	25	Programas de Vialidad en La Pampa	13	Provincia de La Pampa	$ 41.047.983
64	604	52	1	Programas de Vialidac en La Pampa	13	Provincia de La Pampa	$ 4.646.618
64	613	20	98	Construcción Del Troncal Norte De Distribución De Agua Potable Oberá - Misiones	11	Provincia de Misiones	$ 612.105.430
64	364	73	0	Construcción De Desagües Cloacales De Aristóbulo Del Valle. Provincia De Misiones.	15	Provincia de Misiones	$ 46.269.833
64	364	73	0	Construcción De Desagües Cloacales De Aristóbulo Del Valle. Provincia De Misiones.	22	Provincia de Misiones	$ 353.048.531
64	613	20	0	Provisión De Agua Potable Bernardo De Irigoyen - Misiones	11	Provincia de Misiones	$ 24.771.043
65	365	40	0	P. Nac. Vivienda - Urbanización 740 Hectáreas - Itaembé Guazú - 200 Viviendas - Posadas - Ipv	11	Provincia de Misiones	$ 1.742.278
64	604	22	0	Obra de Refuncionalización de Avenida Bustillo San Carlos de Bariloche - Río Negro	13	Provincia de Río Negro	$ 220.000.000
64	613	20	0	Catriel - Plan Director De Agua Potable Catriel	11	Provincia de Río Negro	$ 47.000.000
64	613	20	40	Catriel - Construcción De Sistema De Desagües Cloacales	12	Provincia de Río Negro	$ 193.000.000
64	613	20	97	Viedma - Ampliación Planta Potabilizadora de Agua y Redes	11	Provincia de Río Negro	$ 155.000.000
70	330	46	0	Finalización Jardín en Barrio Las Victorias	22	Provincia de Río Negro	$ 20.000.000







PLANILLA ANEXA AL ARTÍCULO 88

ASIGNACIONES PARA EL EJERCICIO 2021

Jurisdicción	Entidad	Programa	Proyecto	Concepto	Fuente Financiera	Ubicacón Geográfica	Monto en pesos
70	330	46	0	Construcción Jardín en General Roca	11	Provincia de Río Negro	$ 57.050.000
70	330	37	0	Escuela Primaria a crear en Cipolletti	11	Provincia de Río Negro	$ 98.280.000
70	330	37	0	Escuela Primaria a crear en Allen	11	Provincia de Río Negro	$ 98.280.000
70	330	37	0	Finalización Escuela Secundaria N45 Bariloche	11	Provincia de Río Negro	$ 131.040.000
64	604	48	2	Rn. 0022, Rotonda Acc. Barrio Las Bardas De Choele Choel Y Travesia Urbana A Choele Choel	13	Provincia de Río Negro	$ 250.000.000
64	613	20	88	Construcción De Colector Costanero- San Carlos De Bariloche - Provincia De Rio Negro (Pays Ii Bid 3451)	11	Provincia de Río Negro	$ 1.320.436
64	613	20	88	Construcción De Colector Costanero- San Carlos De Bariloche - Provincia De Rio Negro (Pays Ii Bid 3451)	22	Provincia de Río Negro	$ 315.796.182
64	613	20	1	Construcción De Sistema De Agua Potable Para La Localidad De Dina Huapi, Rio Negro	22	Provincia de Río Negro	$ 46.295.501
64	613	20	41	Construcción De Sistema De Desagües Cloacales Para La Localidad De Dina Huapi, Rio Negro	22	Provincia de Río Negro	$ 138.585.680
64	604	16	1	Mantenimiento por Administración y Atención de Emergencias en Rutas Varias	13	Provincia de San Juan	$ 272.906.345
64	604	16	66	Ruta Nacional N° 40, Tramo: Limite Mendoza/San Juan - V.A. Media Agua, Sección: Km. 3377,83 - Km. 3401	13	Provincia de San Juan	$ 5.502.574
64	604	16	67	Ruta Nacional N° 40, Tramo: Adan Quiroga - Tucunuco, Sección: Km. 3559,48 - Km. 3575,34	13	Provincia de San Juan	$ 4.585.479
64	604	16	68	Ruta Nacional N° 141, Tramo: Limite La Rioja/San Juan - Marayes, Sección: Km. 81,96 - 108,14	13	Provincia de San Juan	$ 3.974.082
64	604	16	70	Ruta Nacional N° 153, Tramo: Empalme Ruta Nacional N° 40 - Pedernal, Sección: Km. 74,31 - Km. 75,46	13	Provincia de San Juan	$ 3.209.835
64	604	26	1	Malla 340 - Ruta Nacional N° 0141 - Provincia de San Juan	13	Provincia de San Juan	$ 98.068.106
64	604	26	70	Malla 339 - Obras de Recuperación y Mantenimiento en Ruta Nacional N° 0040 - Provincia de San Juan	13	Provincia de San Juan	$ 6.046.474
64	604	26	88	Malla 302 . Ruta Nacional N° 20. Tramo: Limite San Luis/San Juan - A/N Avda. de Circunvalación de San Juan (A014). Sección: Km.	13	Provincia de San Juan	$ 2.770.752
64	604	42	14	Autopistas Acceso San Juan	11	Provincia de San Juan	$ 87.139.432

"2020 - Año del General Manuel Belgrano"

27591

IF-2020-81646701-APN-DSGA#SLYT





PLANILLA ANEXA AL ARTÍCULO 88

ASIGNACIONES PARA EL EJERCICIO 2021

Jurisdicción	Entidad	Programa	Proyecto	Concepto	Fuente Financiera	Ubicacón Geográfica	Monto en pesos
64	604	42	15	Autopista Ruta Nacional Nº 40 Mendoza - San Juan	11	Provincia de San Juan	$ 22.719.979
64	604	42	14	Autopistas Acceso San Juan	13	Provincia de San Juan	$ 596.788.398
64	604	42	15	Autopista Ruta Nacional Nº 40 Mendoza - San Juan	13	Provincia de San Juan	$ 450.471.902
64	604	42	15	Autopista Ruta Nacional Nº 40 Mendoza - San Juan	22	Provincia de San Juan	$ 487.720.917
64	604	45	14	Ruta Nacional N°150 - Iglesia- Agua Negra - Sección: Las Flores - Peñasquito	13	Provincia de San Juan	$ 70.710.315
64	604	47	2	Campamentos Viales en Distrito San Juan	13	Provincia de San Juan	$ 14.358.749
64	604	48	1	Obras de Seguridad en Distrito San Juan	13	Provincia de San Juan	$ 17.119.121
64	604	52	1	Mantenimiento de Obras de Arte en 9°Distrito - SAN JUAN	13	Provincia de San Juan	$ 17.363.680
65	365	39	0	Procrear - Aportes Del Tesoro Para La Ejecución Del Programa De Crédito Argentino (Procrear)	11	Provincia de San Juan	$ 2.553.277
65	365	40	0	Plan Nacional de Vivienda y Aportes De Tesoro Al Fideicomiso De Vivienda Social Para La Ejecucion De Obras De Vivienda, Mejoramientos, Infraestructura Y Proyectos Donde Exista Un Co-Financiamiento Con El Sector Privado.	11	Provincia de San Juan	$ 2.583.103.794
64	613	20	0	PLAN DIRECTOR DE CLOACA SAN MARTIN.	15	Provincia del Chaco	$ 500.000.000
64	364	72	0	Plan Argentina Hace 2	15	Provincia del Chaco	$ 328.000.000
57	327	91	46	Ampliación Del Muelle Pesquero Del Puerto De Rawson-Rawson-Chubut	11	Provincia del Chubut	$ 10.000.000
70	330	37	0	Instituto de Formación docente 810 Comodoro Rivadavia	11	Provincia del Chubut	$ 100.000.000
70	330	37	0	Ampliación Escuela Nivel Primario Nro 55 Trelew	11	Provincia del Chubut	$ 40.000.000
70	330	37	0	Escuela Secundaria 717 Cerro Radal - Lago Puelo	11	Provincia del Chubut	$ 70.000.000



"2020 - Año del General Manuel Belgrano"

27591

IF-2020-81646701-APN-DSGA#SLYT



PLANILLA ANEXA AL ARTÍCULO 68

ASIGNACIONES PARA EL EJERCICIO 2021

Jurisdiccion	Entidad	Programa	Proyecto	Concepto	Fuente Financiera	Ubicacón Geográfica	Monto en pesos
70	330	37	0	Escuela Tecnica 7727 El Hoyo	11	Provincia del Chubut	$ 100.000.000
70	330	46	0	Escuela de Nivel Inicial - Luis Vernet - Rawson	11	Provincia del Chubut	$ 55.000.000
57	327	91	46	Ampliación Del Muelle Pesquero Del Puerto De Rawson-Rawson-Chubut	11	Provincia del Chubut	$ 15.000.000
65	365	40	0	P. Nac. Vivienda - Estación Transformadora Ciudadela 33/13,2Kv Y Linea De Media Tensión 33Kv - 2 Etapa - Comodoro Rivadavia - Comodoro Rivadavia - Ipv	11	Provincia del Chubut	$ 3.400.000
64	364	73	0	Construcción De Redes Desagües Pluviales Principales, Secundarias Y Reservorios En Zona Sur – Etapa I – Reservorios – Comodoro Rivadavia - Provincia Del Chubut	15	Provincia del Chubut	$ 330.000.000
64	364	73	0	Construcción De Redes Desagues Pluviales Principales, Secundarias Y Reservorios En Zona Sur – Etapa 2 – Colector Chile Y Colector Principal – Zona Sur De Descarga Al Mar - Comodoro Rivadavia – Provincia Del Chubut	15	Provincia del Chubut	$ 190.000.000
65	365	40	0	Obras De Infraestructura Urbana - Municipalidad De Puerto Madryn - Red De Desagües Pluviales, Red Peatonal, Equipamiento Urbano, Arbolado Y Coberturas Verdes Público, Espacios Públicos: Plaza	11	Provincia del Chubut	$ 3.256.347
64	613	20	28	Repotenciación Del Sistema Acueducto Regional Lago Musters - Comodoro Rivadavia - Rada Tilly - Caleta Olivia - Provincias De Chubut Y Santa Cruz	11	Provincia del Chubut	$ 301.233
64	604	16	24	Conservación Mejorativa: Ruta Nacional N° 25, Tramo: Las Plumas - Paso De Indios; Secc: Km. 234,12 - Km. 313,52 ; Provincia De Chubut.	13	Provincia del Chubut	$ 44.508.644
64	604	26	96	Crema Malla Rn3F - Obras De Recuperación Y Mantenimiento En Ruta Rn 0003 - Provincia De Chubut	13	Provincia del Chubut	$ 45.322.986
64	604	26	97	Crema Malla Rn3G - Obras De Recuperación Y Mantenimiento En Ruta Rn 0003 - Provincia De Chubut	13	Provincia del Chubut	$ 41.210.803
64	613	20	0	Convenios A Firmar En 2021 Provincia De Chubut - Para Obras De Infraestructura En Saneamiento Y Agua Potable	11	Provincia del Chubut	$ 508.251.117
64	613	20	42	Rehabilitación Y Ampliación De La Planta De Tratamiento De Liquidos Cloacales Para La Localidad De Rada Tilly - Chubut	22	Provincia del Chubut	$ 142.630.970
64	604	26	30	Crema Malla 107B - Obras De Recuperación Y Mantenimiento En Ruta Rn 0026, Tramo: Empalme Rn 3 - Colonia Sarmiento, Provincia De Chubut (Fonplata S/N)	13	Provincia del Chubut	$ 20.399.801
64	604	26	30	Crema Malla 107B - Obras De Recuperación Y Mantenimiento En Ruta Rn 0026, Tramo: Empalme Rn 3 - Colonia Sarmiento, Provincia De Chubut (Fonplata S/N)	22	Provincia del Chubut	$ 8.888.484
64	604	26	6	Crema Malla 113 - Obras De Recuperación Y Mantenimiento En Ruta Rn 0040 - Provincia De Chubut (Fonplata S/N)	13	Provincia del Chubut	$ 310.833.122
64	604	26	6	Crema Malla 113 - Obras De Recuperación Y Mantenimiento En Ruta Rn 0040 - Provincia De Chubut (Fonplata S/N)	22	Provincia del Chubut	$ 157.228.779





Congreso de la Nación

PLANILLA ANEXA AL ARTÍCULO 88

ASIGNACIONES PARA EL EJERCICIO 2021

Jurisdicción	Entidad	Programa	Proyecto	Concepto	Fuente Financiera	Ubicacón Geográfica	Monto en pesos
64	604	26	24	Crema Malla 635 - Obras De Recuperación Y Mantenimiento En Rutas: Rn 0040, Tramo: Rio Mayo - Empalme Rn 26 Y Ruta Rn 0026, Tramo: Cnia. Sarmiento - Rn 40, Provincia De Chubut (Caf S/N)	13	Provincia del Chubut	$ 4.996.000
64	604	26	24	Crema Malla 635 - Obras De Recuperación Y Mantenimiento En Rutas: Rn 0040, Tramo: Rio Mayo - Empalme Rn 26 Y Ruta Rn 0026, Tramo: Cnia. Sarmiento - Rn 40, Provincia De Chubut (Caf S/N)	22	Provincia del Chubut	$ 4.000
64	604	26	71	Malla 635 - Obras de Recuperación y Mantenimiento en Ruta Nacional N° 0040 - Provincia de Chubut (FONPLATA ARG-44/2019)	13	Provincia del Chubut	$ 137.709.864
64	604	26	71	Malla 635 - Obras de Recuperación y Mantenimiento en Ruta Nacional N° 0040 - Provincia de Chubut (FONPLATA ARG-44/2019)	22	Provincia del Chubut	$ 34.427.466
57	327	91	5	BAPIN 35632 - Reparación Defensas Y Pilotes En El Muelle Alte. Storni - Chubut	11	Provincia del Chubut	$ 1.000.000
57	327	91	15	BAPIN 124147 - Reparación De Estructuras En Muelle Almirante Storni	11	Provincia del Chubut	$ 30.000.000
57	327	91	35	BAPIN 42580 - Reparacion Pilotes Macizos Muelle Almirante Storni - Chubut	11	Provincia del Chubut	$ 40.000.000
57	327	91	34	BAPIN 42579 - Ampliacion Muelle Comandante Luis Piedrabuena 2° Etapa - Chubut	11	Provincia del Chubut	$ 40.000.000
64	604	22	0	Transferencias A Municipios Y Provincias -Por Convenio- Para Obras Viales Varias	13	Nacional	$ (786.533.235)
65	365	40	0	Aportes De Tesoro Al Fideicomiso De Vivienda Social	11	Nacional	$ (902.000.000)
70	330	37	0	Transferencias Nuevos Edificios Secundarios (2021E)	11	Nacional	$ (637.600.000)
70	330	46	0	Transferencia Para La Construcción De Nuevos Salas (17829 Salas) En Jardines Infantiles (2021E)	11	Nacional	$ (132.050.000)
64	364	72	0	Plan Argentina Hace 2	15	Nacional	$ (328.000.000)
64	364	73	0	Transferencias Al Fondo Fiduciario De Infraestructura Hidrica - 2021	15	Nacional	$ (1.972.010.293)
64	613	20	0	Asistencia Tecnico - Financiera y Desarrollo de Infraestructura para el Saneamiento - BAPIN 128364	11	Provincia de San Luis	$ (735.299.707)
25	305	51	0	Compensación	11	Ciudad Autónoma de Buenos Aires	$ (182.586.187)
91	356	99	0	Otras Asistencias Financieras	11	No Clasificado	$ (26.902.479.494)
52	363	1	0	Compensación	11	No Clasificado	$ (500.000.000)

"2020 - Año del General Manuel Belgrano"

27591

Congreso de la Nación



PLANILLA ANEXA AL ARTÍCULO 88

ASIGNACIONES PARA EL EJERCICIO 2021

Jurisdicción	Entidad	Programa	Proyecto	Concepto	Fuente Financiera	Ubicacón Geográfica	Monto en pesos
52	363	36	0	Compensación	11	No Clasificado	$ (500.000.000)
41	343	1	0	Compensación	11	No Clasificado	$ (400.000.000)
53	322	26	0	Compensación	11	No Clasificado	$ (400.000.000)
30	201	16	0	Compensación	11	No Clasificado	$ (657.000.000)



27591

Página 109 de 154



TÍTULO II
Planilla Nº 1
Anexa al Título II

ADMINISTRACIÓN CENTRAL
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, SUBJURISDICCIÓN, FINALIDAD Y GASTOS FIGURATIVOS
(en pesos)

FINALIDAD / JURISDICCIÓN, SUBJURISDICCIÓN	ADMINISTRACIÓN GUBERNAMENTAL	SERV. DE DEF. Y SEGURIDAD	SERVICIOS SOCIALES	SERVICIOS ECONÓMICOS	DEUDA PÚBLICA	GASTOS FIGURATIVOS	TOTAL
Poder Legislativo Nacional	33.843.029.613	0	6.430.196.278	0	0	0	40.273.225.891
Poder Judicial de la Nación	81.459.542.649	0	259.086.000	0	0	0	81.718.628.649
Ministerio Público	36.059.411.716	0	0	0	0	0	36.059.411.716
Presidencia de la Nación	16.581.481.148	3.518.740.505	1.069.862.000	0	0	31.090.025.816	52.260.109.469
Secretaría General	15.192.402.529	0	0	0	0	31.090.025.816	46.282.428.345
Secretaría Legal y Técnica	609.376.237	0	0	0	0	0	609.376.237
Agencia Federal de Inteligencia	0	3.518.740.505	0	0	0	0	3.518.740.505
Consejo Nacional de Coordinación de Políticas Sociales	0	0	1.069.862.000	0	0	0	1.069.862.000
Secretaría de Comunicación y Prensa	779.702.382	0	0	0	0	0	779.702.382
Jefatura de Gabinete de Ministros	10.173.532.410	0	3.487.720.582	2.755.057.086	0	914.201.294	17.310.511.372
Jefatura de Gabinete de Ministros	3.786.519.000	0	312.586.187	0	0	914.201.294	5.013.306.481
Secretaría de Políticas Integrales sobre Drogas de la Nación Argentina (SEDRONAR)	0	0	3.155.134.395	0	0	0	3.155.134.395
Secretaría de Medios y Comunicación Pública	4.239.039.854	0	0	0	0	0	4.239.039.854
Secretaría de Innovación Pública	2.147.973.556	0	0	2.755.057.086	0	0	4.903.030.642
Ministerio del Interior	50.485.087.244	0	3.000.000.000	0	0	10.135.086.208	63.620.173.452
Ministerio del Interior	50.485.087.244	0	3.000.000.000	0	0	10.135.086.208	63.620.173.452
Ministerio de Relaciones Exteriores, Comercio Internacional y Culto	36.007.052.136	0	368.050.862	0	0	0	36.375.102.998
Ministerio de Justicia y Derechos Humanos	4.706.969.214	25.936.619.896	562.996.761	0	0	5.017.710.815	36.224.296.686
Ministerio de Justicia y Derechos Humanos	4.062.918.714	2.716.650.905	115.136.380	0	0	5.017.710.815	11.912.416.814
Dirección Nacional del Servicio Penitenciario Federal	0	23.219.968.991	447.860.381	0	0	0	23.667.829.372
Procuración del Tesoro de la Nación	644.050.500	0	0	0	0	0	644.050.500
Ministerio de Seguridad	0	129.442.992.011	19.385.902.198	0	0	600.530.000	149.429.124.209
Ministerio de Seguridad	0	10.140.569.462	338.600.538	0	0	600.530.000	11.079.699.000
Policía Federal Argentina	0	41.268.366.000	5.192.746.000	0	0	0	46.461.112.000
Gendarmería Nacional	0	44.447.334.629	9.777.591.371	0	0	0	54.224.926.000
Prefectura Naval Argentina	0	27.628.562.413	3.860.876.649	0	0	0	31.489.439.062
Policía de Seguridad Aeroportuaria	0	5.957.869.507	216.078.640	0	0	0	6.173.948.147
Ministerio de Defensa	0	115.193.346.745	39.801.335.085	1.007.268.853	0	1.171.915.080	157.173.865.763
Ministerio de Defensa	0	5.959.434.497	770.117.504	0	0	1.171.915.080	7.901.467.081
Estado Mayor General del Ejército	0	52.157.693.874	18.564.332.818	0	0	0	70.722.026.692
Estado Mayor General de la Armada	0	29.026.097.637	9.702.720.122	0	0	0	38.728.817.759
Estado Mayor General de la Fuerza Aérea	0	26.789.015.985	6.911.621.153	1.007.268.853	0	0	36.707.905.991
Estado Mayor Conjunto de las Fuerzas Armadas	0	1.261.104.752	1.852.543.488	0	0	0	3.113.648.240
Ministerio de Economía	10.069.044.608	0	0	582.593.319.751	0	19.418.634.000	612.080.998.359



ADMINISTRACIÓN CENTRAL
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, SUBJURISDICCIÓN, FINALIDAD Y GASTOS FIGURATIVOS
(en pesos)

FINALIDAD / JURISDICCIÓN, SUBJURISDICCIÓN	ADMINISTRACIÓN GUBERNAMENTAL	SERV. DE DEF. Y SEGURIDAD	SERVICIOS SOCIALES	SERVICIOS ECONÓMICOS	DEUDA PÚBLICA	GASTOS FIGURATIVOS	TOTAL
Ministerio de Desarrollo Productivo	0	0	0	120.741.525.863	0	4.670.179.000	125.411.704.863
Ministerio de Agricultura, Ganadería y Pesca	1.721.804.734	0	0	10.167.422.072	0	2.147.340.030	14.036.566.836
Ministerio de Turismo y Deportes	0	0	3.112.506.000	5.397.227.048	0	243.498.732	8.753.231.780
Ministerio de Transporte	0	0	0	172.716.594.340	0	3.018.029.686	175.734.624.026
Ministerio de Obras Publicas	2.177.892.161	1.651.402.882	94.409.586.567	9.856.316.916	0	102.948.220.038	211.043.418.564
Ministerio de Desarrollo Territorial y Hábitat	0	0	119.023.372.791	0	0	542.059.649	119.565.432.440
Ministerio de Educación	0	0	396.381.975.932	0	0	782.664.000	397.164.639.932
Ministerio de Ciencia, Tecnología e Innovación	0	0	11.665.935.624	0	0	33.814.271.041	45.480.206.665
Ministerio de Cultura	0	0	6.145.989.000	0	0	1.736.191.104	7.882.180.104
Ministerio de Trabajo, Empleo y Seguridad Social	0	0	17.154.202.000	0	0	1.051.790.492.544	1.068.944.694.544
Ministerio de Salud	0	0	139.610.832.135	0	0	18.744.778.452	158.355.610.587
Ministerio de Ambiente y Desarrollo Sostenible	0	0	0	6.483.063.000	0	1.851.881.000	8.334.944.000
Ministerio de Desarrollo Social	0	0	252.626.198.315	0	0	0	252.626.198.315
Ministerio de las Mujeres, Géneros y Diversidad	0	0	6.204.800.623	0	0	0	6.204.800.623
Servicio de la Deuda Publica	0	0	0	0	663.859.000.000	0	663.859.000.000
Obligaciones a Cargo del Tesoro	159.309.314.530	25.000.000.000	176.058.471.585	331.835.942.700	0	4.384.945.273	696.588.674.088
TOTAL GASTOS CORRIENTES, DE CAPITAL Y FIGURATIVOS	**442.594.162.163**	**301.742.802.039**	**1.296.739.020.338**	**1.243.553.737.629**	**663.859.000.000**	**1.296.022.653.762**	**5.243.611.375.931**

Congreso de la Nación



"2020 - Año del General Manuel Belgrano"

27591

Página 111 de 154

TÍTULO II
Planilla Nº 2
Anexa al Título II

ADMINISTRACIÓN CENTRAL
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, SUBJURISDICCIÓN Y POR CARACTER ECONÓMICO
(en pesos)

CARÁCTER ECONÓMICO / JURISDICCIÓN, SUBJURISDICCIÓN	GASTOS CORRIENTES								GASTOS DE CAPITAL				TOTAL GENERAL
	GASTOS DE CONSUMO			RENTAS DE LA PROPIED.	PREST. SEG.SOCIAL	IMPUESTOS DIRECTOS	TRANSF. CORRIENTES	TOTAL	INVERSIÓN REAL DIREC.	TRANSF. DE CAPITAL	INVERSIÓN FINANCIERA	TOTAL	
	REMUN.	OTROS G.C.	TOTAL										
Poder Legislativo Nacional	33.837.584.480	5.045.736.376	38.883.320.856	0	0	1.700.000	152.449.150	39.037.470.006	1.235.755.885	0	0	1.235.755.885	40.273.225.891
Poder Judicial de la Nación	76.156.269.475	3.491.984.286	79.648.253.761	0	259.086.000	0	102.000	79.907.441.761	1.811.186.888	0	0	1.811.186.888	81.718.628.649
Ministerio Público	33.456.768.789	715.588.987	34.172.357.776	0	0	1.180.940	873.000	34.174.411.716	1.885.000.000	0	0	1.885.000.000	36.059.411.716
Presidencia de la Nación	4.974.396.971	4.526.126.543	9.500.523.514	0	0	5.372.816	150.620.000	9.656.516.330	765.347.608	348.966.221	10.399.253.494	11.513.567.323	21.170.083.653
Secretaría General	1.810.169.923	2.251.867.112	4.062.037.035	0	0	0	80.000.000	4.142.037.035	302.145.779	348.966.221	10.399.253.494	11.050.365.494	15.192.402.529
Secretaría Legal y Técnica	522.209.237	68.032.000	590.241.237	0	0	0	0	590.241.237	19.135.000	0	0	19.135.000	609.376.237
Agencia Federal de Inteligencia	2.175.995.505	1.061.157.184	3.237.152.689	0	0	5.172.816	0	3.242.325.505	276.415.000	0	0	276.415.000	3.518.740.505
Consejo Nacional de Coordinación de Políticas Sociales	249.801.000	665.052.750	914.853.750	0	0	200.000	70.820.000	985.673.750	84.188.250	0	0	84.188.250	1.069.862.000
Secretaría de Comunicación y Prensa	216.221.306	480.017.497	696.238.803	0	0	0	0	696.238.803	83.463.579	0	0	83.463.579	779.702.382
Jefatura de Gabinete de Ministros	4.147.285.698	6.302.245.504	10.449.531.202	0	0	1.667.783	2.572.250.451	13.023.449.436	831.166.115	2.541.694.527	0	3.372.860.642	16.396.310.078
Jefatura de Gabinete de Ministros	2.131.399.988	1.655.386.556	3.786.786.544	0	0	400.000	170.901.643	3.958.090.187	141.015.000	0	0	141.015.000	4.099.105.187
Secretaría de Políticas Integrales sobre Drogas de la Nación Argentina (SEDRONAR)	686.226.000	130.405.121	816.631.121	0	0	1.254.879	2.311.469.395	3.132.355.395	7.528.000	15.251.000	0	22.779.000	3.155.134.395
Secretaría de Medios y Comunicación Pública	451.199.710	3.653.922.827	4.105.122.537	0	0	12.904	89.879.413	4.195.014.854	44.025.000	0	0	44.025.000	4.239.039.854
Secretaría de Innovación Pública	875.460.000	862.529.000	1.737.989.000	0	0	0	0	1.737.989.000	638.598.115	2.526.443.527	0	3.165.041.642	4.903.030.642
Ministerio del Interior	1.203.885.000	14.740.911.536	15.944.796.536	0	0	875.000	31.165.787.118	47.111.458.754	900.886.127	5.472.742.363	0	6.373.628.490	53.485.087.244
Ministerio del Interior	1.203.885.000	14.740.911.536	15.944.796.536	0	0	875.000	31.165.787.118	47.111.458.754	900.886.127	5.472.742.363	0	6.373.628.490	53.485.087.244
Ministerio de Relaciones Exteriores, Comercio Internacional y Culto	22.550.084.876	4.468.403.692	27.018.488.568	1.000.000	0	0	9.199.451.426	36.218.939.994	156.163.004	0	0	156.163.004	36.375.102.998
Ministerio de Justicia y Derechos Humanos	18.487.936.000	10.126.846.136	28.614.782.136	0	0	29.332.000	2.211.639.735	31.040.753.871	159.632.000	0	0	159.632.000	31.200.385.871
Ministerio de Justicia y Derechos Humanos	1.653.872.000	3.218.880.264	4.872.352.264	0	0	29.332.000	1.943.944.735	6.836.829.999	57.877.000	0	0	57.877.000	6.894.706.999
Dirección Nacional del Servicio Penitenciario Federal	16.848.579.000	6.464.700.372	23.313.279.372	0	0	0	267.695.000	23.580.974.372	86.855.000	0	0	86.855.000	23.667.829.372
Procuración del Tesoro de la Nación	185.488.000	443.462.500	628.950.500	0	0	0	0	628.950.500	15.100.000	0	0	15.100.000	644.050.500
Ministerio de Seguridad	131.821.759.820	10.431.956.831	142.253.715.651	1.447.000	0	43.748.998	3.250.678.960	145.549.590.209	3.279.004.000	0	0	3.279.004.000	148.828.594.209
Ministerio de Seguridad	1.309.278.000	4.368.279.040	5.677.557.040	0	0	1.500.000	3.096.238.960	8.775.296.000	1.700.873.000	0	0	1.700.873.000	10.476.169.000
Policía Federal Argentina	44.348.503.000	1.752.788.400	46.101.291.400	1.447.000	0	13.570.600	126.081.000	46.242.389.000	218.713.000	0	0	218.713.000	46.461.112.000
Gendarmería Nacional	51.266.012.000	2.320.179.002	53.586.191.002	0	0	16.038.998	4.716.000	53.600.946.000	623.980.000	0	0	623.980.000	54.224.926.000
Prefectura Naval Argentina	29.076.249.000	1.701.132.062	30.777.381.062	0	0	18.630.000	248.000	30.796.259.062	693.180.000	0	0	693.180.000	31.489.439.062
Policía de Seguridad Aeroportuaria	5.821.717.820	289.577.327	6.111.295.147	0	0	0	20.395.000	6.131.690.147	42.258.000	0	0	42.258.000	6.173.948.147
Ministerio de Defensa	121.385.603.315	21.836.434.125	143.222.037.440	4.740.974	0	4.884.434	53.574.001	143.285.236.849	12.716.713.834	0	0	12.716.713.834	156.001.950.683
Ministerio de Defensa	1.515.776.999	1.913.017.001	3.428.794.000	0	0	0	38.063.001	3.467.857.001	3.261.695.000	0	0	3.261.695.000	6.729.552.001
Estado Mayor General del Ejército	62.254.334.332	8.021.417.417	70.275.751.749	0	0	232.943	2.231.000	70.278.222.692	443.803.000	0	0	443.803.000	70.722.025.692



Congreso de la Nación

"2020 - Año del General Manuel Belgrano"

27591

IF-2020-81646701-APN-DSGA#SLYT

Página 112 de 154



ADMINISTRACIÓN CENTRAL
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, SUBJURISDICCIÓN Y POR CARÁCTER ECONÓMICO
(en pesos)

CARÁCTER ECONÓMICO / JURISDICCIÓN, SUBJURISDICCIÓN	GASTOS CORRIENTES								GASTOS DE CAPITAL				TOTAL GENERAL
	GASTOS DE CONSUMO			RENTAS DE LA PROPIED.	PREST. SEG.SOCIAL	IMPUESTOS DIRECTOS	TRANSF. CORRIENTES	TOTAL	INVERSIÓN REAL DIREC	TRANSF. DE CAPITAL	INVERSIÓN FINANCIERA	TOTAL	
	REMUN.	OTROS G.C.	TOTAL										
Estado Mayor General de la Armada	33.636.621.993	4.748.566.481	38.385.188.474	0	0	2.294.285	10.269.000	38.397.751.759	331.066.000	0	0	331.066.000	38.728.817.759
Estado Mayor General de la Fuerza Aérea	23.646.019.991	4.496.086.771	28.142.106.762	4.139.189	0	2.327.206	655.000	28.149.228.157	8.558.677.834	0	0	8.558.677.834	36.707.905.991
Estado Mayor Conjunto de las Fuerzas Armadas	332.848.000	2.657.346.455	2.990.194.455	601.785	0	30.000	1.348.000	2.992.174.240	121.474.000	0	0	121.474.000	3.113.648.240
Ministerio de Economía	5.145.097.021	5.252.186.584	10.397.283.605	643.869	0	0	555.649.534.059	566.047.461.533	1.985.563.162	24.629.339.664	0	26.614.902.826	592.662.364.359
Ministerio de Desarrollo Productivo	1.995.356.177	8.105.329.265	10.100.685.442	2.500.000	0	16.709.160	76.130.269.000	86.250.163.602	2.762.331.539	28.329.030.722	400.000.000	31.491.362.261	117.741.525.863
Ministerio de Agricultura, Ganadería y Pesca	3.249.686.000	763.662.222	4.013.348.222	0	0	573.778	4.484.445.891	8.498.367.891	446.121.349	2.944.737.566	0	3.390.858.915	11.889.226.806
Ministerio de Turismo y Deportes	970.570.000	1.958.458.048	2.929.028.048	0	0	0	2.022.956.000	4.951.984.048	1.028.830.000	2.528.919.000	0	3.557.749.000	8.509.733.048
Ministerio de Transporte	1.042.273.000	1.894.592.839	2.936.865.839	0	0	1.000.000	99.001.000.000	101.938.865.839	68.441.858.066	2.335.870.635	0	70.777.728.701	172.716.594.540
Ministerio de Obras Públicas	889.513.764	1.752.755.082	2.642.268.846	0	0	3.000.000	110.002.865	2.755.271.711	24.917.091.002	80.422.835.613	0	105.339.926.615	108.095.198.326
Ministerio de Desarrollo Territorial y Hábitat	646.966.987	1.400.607.395	2.047.574.382	0	0	2.959.619	33.411.000	2.083.945.001	488.734.000	118.450.693.790	0	118.939.427.790	121.023.372.791
Ministerio de Educación	1.547.400.000	6.615.746.483	8.163.146.483	0	0	1.647.861	320.439.377.627	328.604.171.971	19.478.761.431	48.299.042.530	0	67.777.803.961	396.381.975.932
Ministerio de Ciencia, Tecnología e Innovación	797.000.000	1.149.463.757	1.946.463.757	0	0	0	8.000.342.867	9.946.806.624	1.112.981.000	0	606.148.000	1.719.129.000	11.665.935.624
Ministerio de Cultura	2.605.858.000	2.425.786.875	5.031.644.875	0	0	0	293.342.125	5.324.987.000	816.002.000	5.000.000	0	821.002.000	6.145.989.000
Ministerio de Trabajo, Empleo y Seguridad Social	3.227.600.000	2.570.553.370	5.798.153.370	7.660.981	0	12.639.649	10.769.910.000	16.588.364.000	353.889.000	211.949.000	0	565.838.000	17.154.202.000
Ministerio de Salud	5.882.286.905	80.474.432.712	86.356.719.617	0	0	1.937.693	42.014.166.847	128.372.824.157	10.228.281.811	1.009.726.167	0	11.238.007.978	139.610.832.135
Ministerio de Ambiente y Desarrollo Sostenible	798.566.869	1.652.215.522	2.450.782.391	0	0	0	1.287.787.000	3.738.569.391	2.174.013.609	570.480.000	0	2.744.493.609	6.483.063.000
Ministerio de Desarrollo Social	7.452.871.699	11.763.332.340	19.216.204.039	0	0	0	228.557.088.543	247.773.292.582	1.749.560.733	3.103.345.000	0	4.852.905.733	252.626.198.315
Ministerio de las Mujeres, Géneros y Diversidad	709.253.575	162.606.502	871.860.077	745.751	0	1.430.747	4.528.912.000	5.402.948.575	58.225.000	743.627.048	0	801.852.048	6.204.800.623
Servicio de la Deuda Pública	0	3.801.000.000	3.801.000.000	660.058.000.000	0	0	0	663.859.000.000	0	0	0	0	663.859.000.000
Obligaciones a Cargo del Tesoro	140.000.000.000	41.000.000	140.041.000.000	0	27.578.000.000	0	339.566.424.530	507.185.424.530	0	101.681.987.285	84.336.317.000	186.018.304.285	693.203.728.815
TOTAL	**625.182.094.431**	**213.669.742.132**	**838.851.836.563**	**660.676.739.165**	**27.637.066.000**	**121.660.088**	**1.744.646.296.295**	**3.271.333.817.161**	**155.803.399.163**	**421.609.987.331**	**85.741.716.494**	**677.155.104.988**	**3.948.488.722.189**





Página 113 de 154

IF-2020-81646701-APN-DSGA#SLYT

TÍTULO II
Planilla Nº 3
Anexa al Título II

ADMINISTRACIÓN CENTRAL
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, SUBJURISDICCIÓN Y FUENTE DE FINANCIAMIENTO

(en pesos)

FINANCIAMIENTO	FUENTES INTERNAS					FUENTES EXTERNAS			TOTAL GENERAL
JURISDICCIÓN, SUBJURISDICCIÓN	TESORO NACIONAL	REC. C/AFEC. ESPECÍFICA	TRANSF. INTERNAS	CRÉDITO INTERNO	SUBTOTAL	TRANSF. EXTERNAS	CRÉDITO EXTERNO	SUBTOTAL	
Poder Legislativo Nacional	39.987.527.833	285.698.058	0	0	40.273.225.891	0	0	0	40.273.225.891
Poder Judicial de la Nación	8.248.749.475	73.469.879.174	0	0	81.718.628.649	0	0	0	81.718.628.649
Ministerio Público	35.926.257.484	132.654.232	0	0	36.058.911.716	500.000	0	500.000	36.059.411.716
Presidencia de la Nación	40.459.596.975	57.916.000	0	0	40.517.512.975	0	11.742.596.494	11.742.596.494	52.260.109.469
Secretaría General	34.630.782.851	0	0	0	34.630.782.851	0	11.651.645.494	11.651.645.494	46.282.428.345
Secretaría Legal y Técnica	609.376.237	0	0	0	609.376.237	0	0	0	609.376.237
Agencia Federal de Inteligencia	3.460.824.505	57.916.000	0	0	3.518.740.505	0	0	0	3.518.740.505
Consejo Nacional de Coordinación de Políticas Sociales	978.911.000	0	0	0	978.911.000	0	90.951.000	90.951.000	1.069.862.000
Secretaría de Comunicación y Prensa	779.702.382	0	0	0	779.702.382	0	0	0	779.702.382
Jefatura de Gabinete de Ministros	13.928.448.808	139.432.000	211.169.000	0	14.279.049.808	0	3.031.461.564	3.031.461.564	17.310.511.372
Jefatura de Gabinete de Ministros	4.830.731.481	130.000.000	52.575.000	0	5.013.306.481	0	0	0	5.013.306.481
Secretaría de Políticas Integrales sobre Drogas de la Nación Argentina (SEDRONAR)	3.145.702.395	9.432.000	0	0	3.155.134.395	0	0	0	3.155.134.395
Secretaría de Medios y Comunicación Pública	4.239.039.854	0	0	0	4.239.039.854	0	0	0	4.239.039.854
Secretaría de Innovación Pública	1.712.975.078	0	158.594.000	0	1.871.569.078	0	3.031.461.564	3.031.461.564	4.903.030.642
Ministerio del Interior	34.032.015.187	24.316.215.000	13.855.000	0	58.362.085.187	0	5.258.088.265	5.258.088.265	63.620.173.452
Ministerio del Interior	34.032.015.187	24.316.215.000	13.855.000	0	58.362.085.187	0	5.258.088.265	5.258.088.265	63.620.173.452
Ministerio de Relaciones Exteriores, Comercio Internacional y Culto	24.581.687.998	11.793.415.000	0	0	36.375.102.998	0	0	0	36.375.102.998
Ministerio de Justicia y Derechos Humanos	20.099.377.372	16.124.919.314	0	0	36.224.296.686	0	0	0	36.224.296.686
Ministerio de Justicia y Derechos Humanos	0	11.912.416.814	0	0	11.912.416.814	0	0	0	11.912.416.814
Dirección Nacional del Servicio Penitenciario Federal	19.727.377.372	3.940.452.000	0	0	23.667.829.372	0	0	0	23.667.829.372
Procuración del Tesoro de la Nación	372.000.000	272.050.500	0	0	644.050.500	0	0	0	644.050.500
Ministerio de Seguridad	139.493.562.320	7.051.257.889	15.000.000	0	146.559.820.209	0	2.869.304.000	2.869.304.000	149.429.124.209
Ministerio de Seguridad	5.732.670.000	3.078.255.000	0	0	8.810.925.000	0	2.268.774.000	2.268.774.000	11.079.699.000
Policía Federal Argentina	44.677.012.000	1.769.100.000	15.000.000	0	46.461.112.000	0	0	0	46.461.112.000
Gendarmería Nacional	52.515.083.000	1.185.863.000	0	0	53.700.946.000	0	523.980.000	523.980.000	54.224.926.000
Prefectura Naval Argentina	30.459.921.000	952.968.062	0	0	31.412.889.062	0	76.550.000	76.550.000	31.489.439.062
Policía de Seguridad Aeroportuaria	6.108.876.320	65.071.827	0	0	6.173.948.147	0	0	0	6.173.948.147

"2020 - Año del General Manuel Belgrano"

27591



TÍTULO II
Planilla Nº 3 (Cont.)
Anexa al Título II

ADMINISTRACIÓN CENTRAL
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, SUBJURISDICCIÓN Y FUENTE DE FINANCIAMIENTO

(en pesos)

FINANCIAMIENTO	FUENTES INTERNAS					FUENTES EXTERNAS			TOTAL GENERAL
JURISDICCIÓN, SUBJURISDICCIÓN	TESORO NACIONAL	REC. C/AFEC. ESPECÍFICA	TRANSF. INTERNAS	CRÉDITO INTERNO	SUBTOTAL	TRANSF. EXTERNAS	CRÉDITO EXTERNO	SUBTOTAL	
Ministerio de Defensa	149.910.718.309	4.557.147.454	262.688.000	2.437.709.000	157.168.262.763	5.603.000	0	5.603.000	157.173.865.763
Ministerio de Defensa	7.882.982.081	18.485.000	0	0	7.901.467.081	0	0	0	7.901.467.081
Estado Mayor General del Ejército	67.729.145.000	2.992.881.692	0	0	70.722.026.692	0	0	0	70.722.026.692
Estado Mayor General de la Armada	37.989.119.997	477.009.762	262.688.000	0	38.728.817.759	0	0	0	38.728.817.759
Estado Mayor General de la Fuerza Aérea	33.201.975.991	1.068.221.000	0	2.437.709.000	36.707.905.991	0	0	0	36.707.905.991
Estado Mayor Conjunto de las Fuerzas Armadas	3.107.495.240	550.000	0	0	3.108.045.240	5.603.000	0	5.603.000	3.113.648.240
Ministerio de Economía	53.960.359.358	2.932.302.000	0	534.565.101.000	591.457.762.358	0	20.623.236.001	20.623.236.001	612.080.998.359
Ministerio de Desarrollo Productivo	16.735.417.127	158.239.000	0	81.982.300.000	98.875.956.127	0	26.535.748.736	26.535.748.736	125.411.704.863
Ministerio de Agricultura, Ganadería y Pesca	7.160.568.928	690.003.000	0	1.834.141.878	9.684.713.806	41.192.000	4.310.661.030	4.351.853.030	14.036.566.836
Ministerio de Turismo y Deportes	3.112.486.000	4.615.842.780	0	0	7.728.328.780	0	1.024.903.000	1.024.903.000	8.753.231.780
Ministerio de Transporte	32.934.575.026	0	0	99.000.000.000	131.934.575.026	0	43.800.049.000	43.800.049.000	175.734.624.026
Ministerio de Obras Públicas	41.886.508.417	65.559.762.567	0	56.327.666.578	163.773.937.562	0	47.269.481.002	47.269.481.002	211.043.418.564
Ministerio de Desarrollo Territorial y Hábitat	88.796.627.083	0	0	15.590.673.450	104.387.300.533	339.352.000	14.838.779.907	15.178.131.907	119.565.432.440
Ministerio de Educación	371.921.135.301	37.907.000	0	5.661.887.000	377.620.929.301	0	19.543.710.631	19.543.710.631	397.164.639.932
Ministerio de Ciencia, Tecnología e Innovación	34.479.162.358	1.200.000	0	4.119.464.000	38.599.826.358	12.688.000	6.867.692.307	6.880.380.307	45.480.206.665
Ministerio de Cultura	7.525.574.104	204.343.000	2.263.000	0	7.732.180.104	0	150.000.000	150.000.000	7.882.180.104
Ministerio de Trabajo, Empleo y Seguridad Social	839.246.171.263	245.356.000	3.150.000.000	223.266.046.281	1.065.907.573.544	0	3.037.121.000	3.037.121.000	1.068.944.694.544
Ministerio de Salud	122.504.259.708	87.466.000	71.235.000	0	122.662.960.708	0	35.692.649.879	35.692.649.879	158.355.610.587
Ministerio de Ambiente y Desarrollo Sostenible	4.222.182.000	74.517.000	0	1.917.000.000	6.213.699.000	1.218.428.000	902.817.000	2.121.245.000	8.334.944.000
Ministerio de Desarrollo Social	235.202.918.216	15.848.000	0	15.061.358.099	250.280.124.315	0	2.346.074.000	2.346.074.000	252.626.198.315
Ministerio de las Mujeres, Generos y Diversidad	5.604.020.623	780.000	0	0	5.604.800.623	0	600.000.000	600.000.000	6.204.800.623
Servicio de la Deuda Pública	6.776.000.000	0	0	381.346.000.000	388.122.000.000	0	275.737.000.000	275.737.000.000	663.859.000.000
Obligaciones a Cargo del Tesoro	694.328.937.853	0	0	3.259.736.235	697.588.674.088	0	0	0	697.588.674.088
TOTAL GASTOS CORRIENTES, DE CAPITAL Y FIGURATIVOS	**3.073.064.845.126**	**212.662.100.468**	**3.726.210.000**	**1.426.369.083.521**	**4.715.712.239.115**	**1.617.763.000**	**626.181.373.816**	**627.799.136.816**	**5.343.511.375.931**



Congreso de la Nación

"2020 - Año del General Manuel Belgrano"

27591

IF-2020-81646701-APN-DSGA#SLYT







Congreso de la Nación

"2020 - Año del General Manuel Belgrano"

TÍTULO II
Planilla Nº 4
Anexa al Título II

ADMINISTRACIÓN CENTRAL
COMPOSICIÓN DE LOS RECURSOS POR CARÁCTER ECONÓMICO Y FUENTE DE FINANCIAMIENTO

(en pesos)

FUENTE DE FINANCIAMIENTO CARÁCTER ECONÓMICO	TESORO NACIONAL	OTRAS FUENTES DE FINANCIAMIENTO	IMPORTE
Ingresos Corrientes	3.267.719.549.387	292.451.972.689	3.560.171.522.076
Ingresos Tributarios	2.419.631.052.387	235.758.740.396	2.655.389.792.783
Impuestos Directos	644.200.969.939	1.795.140.661	645.996.110.600
Impuestos Indirectos	1.775.430.082.448	233.963.599.735	2.009.393.682.183
Aportes y Contribuciones a la Seguridad Social	0	130.000.000	130.000.000
Aportes y Contribuciones a la Seguridad Social	0	130.000.000	130.000.000
Ingresos No Tributarios	10.644.823.286	39.905.123.171	50.549.946.457
Tasas	577.802.000	21.703.091.121	22.280.893.121
Derechos	231.057.000	1.071.545.725	1.302.602.725
Otros No Tributarios	9.835.964.286	17.130.486.325	26.966.450.611
Ventas de Bienes y Serv. de las Administraciones Públicas	0	7.056.753.717	7.056.753.717
Ventas de Bienes y Serv. de las Administraciones Públicas	0	7.056.753.717	7.056.753.717
Rentas de la Propiedad	828.693.731.714	15.788.000	828.709.519.714
Intereses	28.421.858.000	0	28.421.858.000
Utilidades	800.234.096.000	0	800.234.096.000
Arrendamiento de Tierras y Terrenos	37.777.714	15.788.000	53.565.714
Transferencias Corrientes	4.942.900.000	1.170.557.000	6.113.457.000
Del Sector Privado	0	2.263.000	2.263.000
Del Sector Público	4.942.900.000	15.000.000	4.957.900.000
Del Sector Externo	0	1.153.294.000	1.153.294.000
Contribuciones Figurativas para Financiaciones Corrientes	3.807.042.000	8.415.010.405	12.222.052.405
De la Administración Nacional	3.807.042.000	8.415.010.405	12.222.052.405
Recursos de Capital	60.531.429	1.839.973.444	1.900.504.873
Recursos Propios de Capital	57.531.429	186.526.000	244.057.429
Venta de Activos	57.531.429	186.526.000	244.057.429
Transferencias de Capital	0	727.157.000	727.157.000
Del Sector Público	0	262.688.000	262.688.000
Del Sector Externo	0	464.469.000	464.469.000
Disminución de la Inversión Financiera	0	151.000.000	151.000.000
Recuperación de Préstamos de Largo Plazo	0	151.000.000	151.000.000
Contribuciones Figurativas para Financiaciones de Capital	3.000.000	775.290.444	778.290.444
De la Administración Nacional	3.000.000	775.290.444	778.290.444
TOTAL RECURSOS CORRIENTES, DE CAPITAL Y CONTRIBUCIONES FIGURATIVAS	**3.267.780.080.816**	**294.291.946.133**	**3.562.072.026.949**

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TÍTULO II
Planilla Nº 5
Anexa al Título II

ADMINISTRACIÓN CENTRAL
CARÁCTER ECONÓMICO DE LOS RECURSOS POR JURISDICCIÓN Y SUBJURISDICCIÓN
(en pesos)

CARÁCTER ECONÓMICO / JURISDICCIÓN, SUBJURISDICCIÓN	INGRESOS TRIBUTARIOS	CONTRIB. A LA SEG. SOCIAL	INGRESOS NO TRIBUTARIOS	VENTA DE BIENES Y SERVICIOS DE ADMIN. PÚBLICAS	RENTAS DE LA PROPIEDAD	TRANS. CORRIENTES	SUBTOTAL	RECURSOS PROPIOS DE CAPITAL	TRANS. DE CAPITAL	DISMINUCIÓN DE LA INV. FINANCIERA	SUBTOTAL	TOTAL
Poder Legislativo Nacional	474.331.597	0	0	30.000.000	0	0	504.331.597	0	0	0	0	504.331.597
Poder Judicial de la Nación	92.069.425.220	0	11.914.832.673	0	0	0	103.984.257.893	0	0	0	0	103.984.257.893
Ministerio Público	0	0	63.700.000	68.954.232	0	500.000	133.154.232	0	0	0	0	133.154.232
Presidencia de la Nación	0	0	0	0	0	0	0	57.916.000	0	0	57.916.000	57.916.000
Agencia Federal de Inteligencia	0	0	0	0	0	0	0	57.916.000	0	0	57.916.000	57.916.000
Jefatura de Gabinete de Ministros	0	130.000.000	0	9.432.000	0	0	139.432.000	0	0	0	0	139.432.000
Jefatura de Gabinete de Ministros	0	130.000.000	0	0	0	0	130.000.000	0	0	0	0	130.000.000
Secretaría de Políticas Integrales sobre Drogas de la Nación Argentina (SEDRONAR)	0	0	0	9.432.000	0	0	9.432.000	0	0	0	0	9.432.000
Ministerio del Interior	45.487.606.894	0	45.800.000	0	0	0	45.533.406.894	0	0	0	0	45.533.406.894
Ministerio del Interior	45.487.606.894	0	45.800.000	0	0	0	45.533.406.894	0	0	0	0	45.533.406.894
Ministerio de Relaciones Exteriores, Comercio Internacional y Culto	18.751.058.128	0	1.619.490.000	0	0	0	20.370.548.128	0	0	0	0	20.370.548.128
Ministerio de Justicia y Derechos Humanos	0	0	14.097.664.456	73.588.485	0	0	14.171.252.941	0	0	0	0	14.171.252.941
Ministerio de Justicia y Derechos Humanos	0	0	14.095.164.456	0	0	0	14.095.164.456	0	0	0	0	14.095.164.456
Dirección Nacional del Servicio Penitenciario Federal	0	0	2.500.000	73.588.485	0	0	76.088.485	0	0	0	0	76.088.485
Ministerio de Seguridad	0	0	4.474.452.000	3.632.849.000	0	15.000.000	8.122.301.000	50.000	0	0	50.000	8.122.351.000
Ministerio de Seguridad	0	0	3.077.919.000	336.000	0	0	3.078.255.000	0	0	0	0	3.078.255.000
Policía Federal Argentina	0	0	16.800.000	1.752.250.000	0	15.000.000	1.784.050.000	50.000	0	0	50.000	1.784.100.000
Gendarmería Nacional	0	0	8.624.000	1.177.239.000	0	0	1.185.863.000	0	0	0	0	1.185.863.000
Prefectura Naval Argentina	0	0	1.283.198.000	548.873.000	0	0	1.832.071.000	0	0	0	0	1.832.071.000
Policía de Seguridad Aeroportuaria	0	0	87.911.000	154.151.000	0	0	242.062.000	0	0	0	0	242.062.000
Ministerio de Defensa	0	0	2.245.600.000	3.068.180.000	0	0	5.313.780.000	128.560.000	268.291.000	0	396.851.000	5.710.631.000
Ministerio de Defensa	0	0	2.559.000	15.926.000	0	0	18.485.000	0	0	0	0	18.485.000
Estado Mayor General del Ejército	0	0	1.306.157.000	2.190.791.000	0	0	3.496.948.000	0	0	0	0	3.496.948.000
Estado Mayor General de la Armada	0	0	396.592.000	186.664.000	0	0	583.256.000	0	262.688.000	0	262.688.000	845.944.000
Estado Mayor General de la Fuerza Aérea	0	0	539.742.000	674.799.000	0	0	1.214.541.000	128.560.000	0	0	128.560.000	1.343.101.000
Estado Mayor Conjunto de las Fuerzas Armadas	0	0	550.000	0	0	0	550.000	0	5.603.000	0	5.603.000	6.153.000

Congreso de la Nación

27531

"2020 - Año del General Manuel Belgrano"

IF-2020-81646701-APN-DSGA#SLYT

TÍTULO II
Planilla Nº 5 (Cont.)
Anexa al Título II

ADMINISTRACIÓN CENTRAL
CARÁCTER ECONÓMICO DE LOS RECURSOS POR JURISDICCIÓN Y SUBJURISDICCIÓN
(en pesos)

CARÁCTER ECONÓMICO / JURISDICCIÓN, SUBJURISDICCIÓN	INGRESOS TRIBUTARIOS	CONTRIB. A LA SEG. SOCIAL	INGRESOS NO TRIBUTARIOS	VENTA DE BIENES Y SERVICIOS DE ADMIN. PÚBLICAS	RENTAS DE LA PROPIEDAD	TRANS. CORRIENTES	SUBTOTAL	RECURSOS PROPIOS DE CAPITAL	TRANS. DE CAPITAL	DISMINUCIÓN DE LA INV. FINANCIERA	SUBTOTAL	TOTAL
Ministerio de Economía	0	0	2.831.881.281	137.484.000	0	0	2.969.365.281	0	0	0	0	2.969.365.281
Ministerio de Desarrollo Productivo	0	0	469.908.000	0	0	0	469.908.000	0	0	151.000.000	151.000.000	620.908.000
Ministerio de Agricultura, Ganadería y Pesca	0	0	1.354.647.761	0	0	41.192.000	1.395.839.761	0	0	0	0	1.395.839.761
Ministerio de Turismo y Deportes	13.217.054.100	0	102.105.000	0	0	0	13.319.159.100	0	0	0	0	13.319.159.100
Ministerio de Obras Públicas	65.559.362.567	0	0	400.000	0	0	65.559.762.567	0	0	0	0	65.559.762.567
Ministerio de Desarrollo Territorial y Hábitat	0	0	0	0	0	37.122.000	37.122.000	0	302.230.000	0	302.230.000	339.352.000
Ministerio de Educación	0	0	32.458.000	13.970.000	0	0	46.428.000	0	0	0	0	46.428.000
Ministerio de Ciencia, Tecnología e Innovación	0	0	1.200.000	0	0	12.688.000	13.888.000	0	0	0	0	13.888.000
Ministerio de Cultura	199.899.890	0	0	21.836.000	0	2.263.000	223.998.890	0	0	0	0	223.998.890
Ministerio de Trabajo, Empleo y Seguridad Social	0	0	488.621.000	0	0	0	488.621.000	0	0	0	0	488.621.000
Ministerio de Salud	0	0	87.466.000	0	0	0	87.466.000	0	0	0	0	87.466.000
Ministerio de Ambiente y Desarrollo Sostenible	0	0	74.517.000	0	0	1.061.792.000	1.136.309.000	0	156.636.000	0	156.636.000	1.292.945.000
Ministerio de Desarrollo Social	0	0	0	60.000	15.788.000	0	15.848.000	0	0	0	0	15.848.000
Ministerio de las Mujeres, Géneros y Diversidad	0	0	780.000	0	0	0	780.000	0	0	0	0	780.000
Recursos del Tesoro Nacional	2.419.631.052.387	0	10.644.823.286	0	828.693.731.714	4.942.900.000	3.263.912.507.387	57.531.429	0	0	57.531.429	3.263.970.038.816
TOTAL RECURSOS CORRIENTES Y DE CAPITAL	2.888.389.792.783	130.000.000	96.849.946.457	7.268.753.717	828.709.919.714	6.113.487.000	3.847.849.469.671	244.067.429	727.167.000	151.000.000	1.122.214.429	3.849.871.884.100

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TÍTULO II
Planilla Nº 6
Anexa al Título II

ADMINISTRACIÓN CENTRAL
GASTOS FIGURATIVOS
(en pesos)

JURISDICCIÓN, SUBJURISDICCIÓN / DESTINO	PARA EROGACIONES CORRIENTES				PARA EROGACIONES DE CAPITAL				TOTAL GENERAL
	A ADMINISTR. CENTRAL	A ORGANISM. DESCENTRAL.	A INSTIT. DE SEG. SOC.	SUBTOTAL	A ADMINISTR. CENTRAL	A ORGANISM. DESCENTRAL.	A INSTIT. DE SEG. SOC.	SUBTOTAL	
Presidencia de la Nación	0	30.902.714.294	0	30.902.714.294	0	187.311.522	0	187.311.522	31.090.025.816
Secretaría General	0	30.902.714.294	0	30.902.714.294	0	187.311.522	0	187.311.522	31.090.025.816
Jefatura de Gabinete de Ministros	0	857.337.294	0	857.337.294	0	56.864.000	0	56.864.000	914.201.294
Jefatura de Gabinete de Ministros	0	857.337.294	0	857.337.294	0	56.864.000	0	56.864.000	914.201.294
Ministerio del Interior	0	7.608.151.248	0	7.608.151.248	0	2.526.934.960	0	2.526.934.960	10.135.086.208
Ministerio del Interior	0	7.608.151.248	0	7.608.151.248	0	2.526.934.960	0	2.526.934.960	10.135.086.208
Ministerio de Justicia y Derechos Humanos	4.073.334.015	850.156.800	0	4.923.490.815	63.080.000	31.140.000	0	94.220.000	5.017.710.815
Ministerio de Justicia y Derechos Humanos	4.073.334.015	850.156.800	0	4.923.490.815	63.080.000	31.140.000	0	94.220.000	5.017.710.815
Ministerio de Seguridad	0	0	0	0	600.530.000	0	0	600.530.000	600.530.000
Ministerio de Seguridad	0	0	0	0	600.530.000	0	0	600.530.000	600.530.000
Ministerio de Defensa	0	1.150.137.000	0	1.150.137.000	0	21.778.080	0	21.778.080	1.171.915.080
Ministerio de Defensa	0	1.150.137.000	0	1.150.137.000	0	21.778.080	0	21.778.080	1.171.915.080
Ministerio de Economía	0	7.103.482.200	0	7.103.482.200	0	12.315.151.800	0	12.315.151.800	19.418.634.000
Ministerio de Desarrollo Productivo	0	4.305.627.000	0	4.305.627.000	0	364.552.000	0	364.552.000	4.670.179.000
Ministerio de Agricultura, Ganadería y Pesca	0	1.723.021.000	0	1.723.021.000	0	424.319.030	0	424.319.030	2.147.340.030
Ministerio de Turismo y Deportes	0	9.210.000	0	9.210.000	0	234.288.732	0	234.288.732	243.498.732
Ministerio de Transporte	0	2.912.273.234	0	2.912.273.234	0	105.756.452	0	105.756.452	3.018.029.686
Ministerio de Obras Públicas	0	12.022.066.422	0	12.022.066.422	0	90.926.153.616	0	90.926.153.616	102.948.220.038
Ministerio de Desarrollo Territorial y Hábitat	542.059.649	0	0	542.059.649	0	0	0	0	542.059.649
Ministerio de Educación	0	766.212.000	0	766.212.000	0	16.452.000	0	16.452.000	782.664.000
Ministerio de Ciencia, Tecnología e Innovación	0	27.660.998.041	0	27.660.998.041	0	6.153.273.000	0	6.153.273.000	33.814.271.041
Ministerio de Cultura	0	1.496.959.104	0	1.496.959.104	0	239.232.000	0	239.232.000	1.736.191.104
Ministerio de Trabajo, Empleo y Seguridad Social	0	0	1.051.790.492.544	1.051.790.492.544	0	0	0	0	1.051.790.492.544
Ministerio de Salud	0	17.867.639.908	0	17.867.639.908	0	877.138.544	0	877.138.544	18.744.778.452
Ministerio de Ambiente y Desarrollo Sostenible	0	1.716.811.000	0	1.716.811.000	0	135.070.000	0	135.070.000	1.851.881.000
Obligaciones a Cargo del Tesoro	0	4.319.945.273	0	4.319.945.273	0	65.000.000	0	65.000.000	4.384.945.273
TOTAL	**4.615.393.664**	**123.272.741.818**	**1.051.790.492.544**	**1.179.678.628.026**	**663.610.000**	**114.680.415.736**	**0**	**115.344.025.736**	**1.295.022.653.762**

Congreso de la Nación

"2020 - Año del General Manuel Belgrano"

27501

Página 119 de 154



TÍTULO II
Planilla Nº 7
Anexa al Título II



Congreso de la Nación

ADMINISTRACIÓN CENTRAL
CONTRIBUCIONES FIGURATIVAS
(en pesos)

ORIGEN / JURISDICCIÓN, SUBJURISDICCIÓN	PARA FINANCIACIONES CORRIENTES				PARA FINANCIACIONES DE CAPITAL				TOTAL GENERAL
	DE ADMINIST. CENTRAL	DE ORGANISM. DESCENTRAL.	DE INSTIT. DE SEG. SOC.	SUBTOTAL	DE ADMINISTR. CENTRAL	DE ORGANISM. DESCENTRAL.	DE INSTIT. DE SEG. SOC.	SUBTOTAL	
Jefatura de Gabinete de Ministros	0	121.169.000	0	121.169.000	0	90.000.000	0	90.000.000	211.169.000
Jefatura de Gabinete de Ministros	0	52.575.000	0	52.575.000	0	0	0	0	52.575.000
Secretaría de Innovación Pública	0	68.594.000	0	68.594.000	0	90.000.000	0	90.000.000	158.594.000
Ministerio del Interior	542.059.649	13.855.000	0	555.914.649	0	0	0	0	555.914.649
Ministerio del Interior	542.059.649	13.855.000	0	555.914.649	0	0	0	0	555.914.649
Ministerio de Justicia y Derechos Humanos	4.073.334.015	0	0	4.073.334.015	63.080.000	0	0	63.080.000	4.136.414.015
Dirección Nacional del Servicio Penitenciario Federal	3.816.383.515	0	0	3.816.383.515	47.980.000	0	0	47.980.000	3.864.363.515
Procuración del Tesoro de la Nación	256.950.500	0	0	256.950.500	15.100.000	0	0	15.100.000	272.050.500
Ministerio de Seguridad	0	0	0	0	600.530.000	0	0	600.530.000	600.530.000
Gendarmería Nacional	0	0	0	0	523.980.000	0	0	523.980.000	523.980.000
Prefectura Naval Argentina	0	0	0	0	76.550.000	0	0	76.550.000	76.550.000
Ministerio de Trabajo, Empleo y Seguridad Social	0	0	3.150.000.000	3.150.000.000	0	0	0	0	3.150.000.000
Ministerio de Salud	0	71.235.000	0	71.235.000	0	0	0	0	71.235.000
Ministerio de Desarrollo Social	0	0	443.357.741	443.357.741	0	0	21.680.444	21.680.444	465.038.185
Recursos del Tesoro Nacional	0	3.807.042.000	0	3.807.042.000	0	3.000.000	0	3.000.000	3.810.042.000
TOTAL	**4.615.393.664**	**4.013.301.000**	**3.593.357.741**	**12.222.052.405**	**663.610.000**	**93.000.000**	**21.680.444**	**778.290.444**	**13.000.342.849**

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Congreso de la Nación

TÍTULO II
Planilla Nº 8
Anexa al Título II

ADMINISTRACIÓN CENTRAL
FUENTES FINANCIERAS
(en pesos)

CARÁCTER ECONÓMICO / JURISDICCIÓN, SUBJURISDICCIÓN	DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	ENDEUD. PÚBLICO E INCREMENTO DE OTROS PASIVOS	CONTRIBUCIONES FIGURATIVAS PARA APLIC. FINAN.	TOTAL
Presidencia de la Nación	0	11.742.596.494	0	11.742.596.494
Secretaría General	0	11.651.545.494	0	11.651.545.494
Consejo Nacional de Coordinación de Políticas Sociales	0	90.951.000	0	90.951.000
Jefatura de Gabinete de Ministros	0	3.031.461.564	0	3.031.461.564
Secretaría de Innovación Pública	0	3.031.461.564	0	3.031.461.564
Ministerio del Interior	0	4.722.547.316	0	4.722.547.316
Ministerio del Interior	0	4.722.547.316	0	4.722.547.316
Ministerio de Seguridad	0	2.480.524.000	0	2.480.524.000
Ministerio de Seguridad	0	2.480.524.000	0	2.480.524.000
Ministerio de Defensa	0	4.277.683.000	0	4.277.683.000
Estado Mayor General de la Armada	0	4.277.683.000	0	4.277.683.000
Ministerio de Economía	0	20.623.236.001	0	20.623.236.001
Ministerio de Desarrollo Productivo	0	32.835.748.736	0	32.835.748.736
Ministerio de Agricultura, Ganadería y Pesca	0	9.399.159.030	0	9.399.159.030
Ministerio de Turismo y Deportes	0	1.024.903.000	0	1.024.903.000
Ministerio de Transporte	0	43.800.049.000	0	43.800.049.000
Ministerio de Obras Públicas	0	47.580.027.574	0	47.580.027.574
Ministerio de Desarrollo Territorial y Hábitat	0	14.838.779.907	0	14.838.779.907
Ministerio de Educación	0	19.543.710.631	0	19.543.710.631
Ministerio de Ciencia, Tecnología e Innovación	0	6.867.692.307	0	6.867.692.307
Ministerio de Cultura	0	150.000.000	0	150.000.000
Ministerio de Trabajo, Empleo y Seguridad Social	0	3.037.121.000	0	3.037.121.000
Ministerio de Salud	0	50.692.649.879	0	50.692.649.879
Ministerio de Ambiente y Desarrollo Sostenible	0	902.817.000	0	902.817.000
Ministerio de Desarrollo Social	0	1.881.035.815	0	1.881.035.815
Ministerio de las Mujeres, Géneros y Diversidad	0	600.000.000	0	600.000.000
Servicio de la Deuda Pública	0	5.946.344.685.961	0	5.946.344.685.961
Recursos del Tesoro Nacional	20.531.100.000	0	0	20.531.100.000
TOTAL	**20.531.100.000**	**6.228.376.428.216**	**0**	**6.248.907.528.216**

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Congreso de la Nación

TÍTULO II
Planilla Nº 9
Anexa al Título II

ADMINISTRACIÓN CENTRAL
APLICACIONES FINANCIERAS
(en pesos)

CARÁCTER ECONÓMICO / JURISDICCIÓN, SUBJURISDICCIÓN	INVERSIÓN FINANCIERA	AMORTIZ. DE DEUDA Y DISMINUCIÓN DE OTROS PASIVOS	GASTOS FIGURATIVOS PARA APLIC. FINANCIERAS	TOTAL
Poder Legislativo Nacional	218.633.539	0	0	218.633.539
Poder Judicial de la Nación	30.514.378.719	0	0	30.514.378.719
Ministerio del Interior	21.223.712.594	0	0	21.223.712.594
Ministerio del Interior	21.223.712.594	0	0	21.223.712.594
Ministerio de Relaciones Exteriores, Comercio Internacional y Culto	8.577.133.128	0	0	8.577.133.128
Ministerio de Justicia y Derechos Humanos	2.182.747.642	0	0	2.182.747.642
Ministerio de Justicia y Derechos Humanos	2.182.747.642	0	0	2.182.747.642
Ministerio de Seguridad	7.438.805.111	1.950.386.000	2.964.050.000	12.353.241.111
Ministerio de Seguridad	3.881.590.000	0	2.964.050.000	6.845.640.000
Policía Federal Argentina	355.730.000	751.000.000	0	1.106.730.000
Gendarmería Nacional	98.214.161	0	0	98.214.161
Prefectura Naval Argentina	2.926.280.777	1.190.000.000	0	4.116.280.777
Policía de Seguridad Aeroportuaria	176.990.173	9.386.000	0	186.376.173
Ministerio de Defensa	10.037.699.462	1.461.900.000	36.365.416.000	47.865.015.462
Ministerio de Defensa	2.500.000.000	0	36.365.416.000	38.865.416.000
Estado Mayor General del Ejército	2.004.086.308	1.200.000.000	0	3.204.086.308
Estado Mayor General de la Armada	5.011.530.238	150.000.000	0	5.161.530.238
Estado Mayor General de la Fuerza Aérea	274.880.000	111.900.000	0	386.780.000
Estado Mayor Conjunto de las Fuerzas Armadas	247.222.916	0	0	247.222.916
Ministerio de Economía	347.730.281	21.410.000	4.679.000.000	5.048.140.281
Ministerio de Desarrollo Productivo	6.783.669.000	0	2.210.000	6.785.879.000
Ministerio de Agricultura, Ganadería y Pesca	5.753.142.761	0	0	5.753.142.761
Ministerio de Turismo y Deportes	8.703.316.320	0	0	8.703.316.320
Ministerio de Obras Públicas	325.959.969	0	7.113.874.817	7.439.834.786
Ministerio de Educación	8.521.000	0	0	8.521.000
Ministerio de Cultura	17.392.890	0	0	17.392.890
Ministerio de Trabajo, Empleo y Seguridad Social	243.265.000	0	0	243.265.000
Ministerio de Salud	15.000.000.000	0	310.000	15.000.310.000
Servicio de la Deuda Pública	0	4.241.142.000.000	0	4.241.142.000.000
Obligaciones a Cargo del Tesoro	120.000.000.000	34.391.515.000	0	154.391.515.000
TOTAL	**237.376.107.416**	**4.278.967.211.000**	**51.124.860.817**	**4.567.468.179.233**

"2020 - Año del General Manuel Belgrano"

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Congreso de la Nación

27591

TÍTULO III
Planilla Nº 1A
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, ENTIDAD, FINALIDAD Y GASTOS FIGURATIVOS
(en pesos)

FINALIDAD / JURISDICCIÓN, ENTIDAD	ADMINISTRACIÓN GUBERNAMENTAL	SERV. DE DEF. Y SEGURIDAD	SERVICIOS SOCIALES	SERVICIOS ECONÓMICOS	DEUDA PÚBLICA	GASTOS FIGURATIVOS	TOTAL
Poder Legislativo Nacional	4.435.945.273	0	0	0	0	0	4.435.945.273
Presidencia de la Nación	1.223.552.364	0	237.510.191.348	1.292.994.591	0	6.939.000	240.033.677.303
Sindicatura General de la Nación	1.223.552.364	0	0	0	0	0	1.223.552.364
Autoridad Regulatoria Nuclear	0	0	0	1.292.994.591	0	6.939.000	1.299.933.591
Agencia Nacional de Discapacidad	0	0	237.510.191.348	0	0	0	237.510.191.348
Jefatura de Gabinete de Ministros	1.107.273.294	0	0	3.967.419.989	0	3.214.169.000	8.288.862.283
Agencia de Administración de Bienes del Estado	1.026.115.000	0	0	0	0	3.000.000	1.029.115.000
Ente Nacional de Comunicaciones	0	0	0	3.967.419.989	0	3.211.169.000	7.178.588.989
Agencia de Acceso a la Información Pública	81.158.294	0	0	0	0	0	81.158.294
Ministerio del Interior	16.189.218.208	0	0	0	0	13.855.000	16.203.073.208
Registro Nacional de las Personas	7.475.449.960	0	0	0	0	0	7.475.449.960
Dirección Nacional de Migraciones	8.713.768.248	0	0	0	0	13.855.000	8.727.623.248
Ministerio de Justicia y Derechos Humanos	665.263.800	216.033.000	0	0	0	0	881.296.800
Instituto Nacional de Asuntos Indígenas	289.507.000	0	0	0	0	0	289.507.000
Instituto Nacional contra la Discriminación, la Xenofobia y el Racismo	330.380.800	0	0	0	0	0	330.380.800
Centro Internacional para la Promoción de los Derechos Humanos	45.376.000	0	0	0	0	0	45.376.000
Agencia Nacional de Materiales Controlados	0	216.033.000	0	0	0	0	216.033.000
Ministerio de Defensa	0	0	273.934.080	1.247.987.198	0	0	1.521.921.278
Instituto Geográfico Nacional	0	0	273.934.080	0	0	0	273.934.080
Servicio Meteorológico Nacional	0	0	0	1.247.987.198	0	0	1.247.987.198
Ministerio de Economía	1.015.857.000	0	18.493.839.000	4.469.398.162	0	807.042.000	24.786.136.162
Comisión Nacional de Energía Atómica	0	0	18.493.839.000	0	0	0	18.493.839.000
Comisión Nacional de Valores	0	0	0	636.067.000	0	0	636.067.000
Superintendencia de Seguros de la Nación	0	0	0	1.034.049.002	0	500.000.000	1.534.049.002
Tribunal Fiscal de la Nación	442.666.000	0	0	0	0	0	442.666.000
Ente Nacional Regulador del Gas	0	0	0	2.041.202.000	0	203.000.000	2.244.202.000
Ente Nacional Regulador de la Electricidad	0	0	0	758.080.160	0	104.042.000	862.122.160
Unidad de Infor. Financiera	573.191.000	0	0	0	0	0	573.191.000
Ministerio de Desarrollo Productivo	0	0	8.249.369.639	946.161.865	260.000	0	9.195.791.504
Instituto Nacional de Asociativismo y Economía Social (INAES)	0	0	2.492.648.000	0	0	0	2.492.648.000
Instituto Nacional de Tecnología Industrial	0	0	5.039.003.504	0	260.000	0	5.039.263.504
Instituto Nacional de la Propiedad Industrial	0	0	0	923.190.000	0	0	923.190.000
Servicio Geológico Minero Argentino	0	0	717.718.135	22.971.865	0	0	740.690.000

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ORGANISMOS DESCENTRALIZADOS
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, ENTIDAD, FINALIDAD Y GASTOS FIGURATIVOS
(en pesos)

FINALIDAD JURISDICCIÓN, ENTIDAD	ADMINISTRACIÓN GUBERNAMENTAL	SERV. DE DEF. Y SEGURIDAD	SERVICIOS SOCIALES	SERVICIOS ECONÓMICOS	DEUDA PÚBLICA	GASTOS FIGURATIVOS	TOTAL
Ministerio de Agricultura, Ganadería y Pesca	0	0	11.287.257.830	12.482.831.745	200.105.083	0	23.970.194.658
Instituto Nacional de Tecnología Agropecuaria	0	0	11.287.257.830	0	0	0	11.287.257.830
Instituto Nacional de Investigación y Desarrollo Pesquero	0	0	0	1.022.955.000	0	0	1.022.955.000
Instituto Nacional de Vitivinicultura	0	0	0	688.356.000	14.068.629	0	702.424.629
Instituto Nacional de Semillas	0	0	0	344.933.000	0	0	344.933.000
Servicio Nacional de Sanidad y Calidad Agroalimentaria	0	0	0	10.426.587.745	186.036.454	0	10.612.624.199
Ministerio de Turismo y Deportes	0	0	0	1.485.939.000	0	0	1.485.939.000
Ministerio de Transporte	0	1.087.982.000	0	6.043.125.947	0	0	7.131.107.947
Agencia Nacional de Seguridad Vial	0	1.087.982.000	0	0	0	0	1.087.982.000
Comisión Nacional de Regulación de Transporte	0	0	0	1.654.068.050	0	0	1.654.068.050
Organismo Regulador del Sistema Nacional de Aeropuertos	0	0	0	614.061.190	0	0	614.061.190
Administración Nacional de Aviación Civil	0	0	0	3.195.096.707	0	0	3.195.096.707
Junta de Seguridad en el Transporte	0	0	0	579.900.000	0	0	579.900.000
Ministerio de Obras Públicas	126.740.000	0	30.253.459.310	115.369.921.777	968.571.701	0	146.718.692.788
Instituto Nacional del Agua	0	0	357.868.340	0	0	0	357.868.340
Dirección Nacional de Vialidad	0	0	0	115.207.644.777	191.759.051	0	115.399.403.828
Tribunal de Tasaciones de la Nación	126.740.000	0	0	0	0	0	126.740.000
Ente Nacional de Obras Hídricas de Saneamiento	0	0	29.895.590.970	0	776.812.650	0	30.672.403.620
Organismo Regulador de Seguridad de Presas	0	0	0	162.277.000	0	0	162.277.000
Ministerio de Educación	0	0	786.485.000	0	0	0	786.485.000
Fundación Miguel Lillo	0	0	481.000.000	0	0	0	481.000.000
Comisión Nacional de Evaluación y Acreditación Universitaria	0	0	305.485.000	0	0	0	305.485.000
Ministerio de Ciencia, Tecnología e Innovación	0	0	35.761.456.241	0	11.000.000	0	35.772.456.241
Consejo Nacional de Investigaciones Científicas y Técnicas	0	0	28.205.392.238	0	0	0	28.205.392.238
Comisión Nacional de Actividades Espaciales	0	0	7.447.000.200	0	11.000.000	0	7.458.000.200
Banco Nacional de Datos Genéticos (BNDG)	0	0	109.063.803	0	0	0	109.063.803
Ministerio de Cultura	0	0	2.988.492.604	0	0	0	2.988.492.604
Teatro Nacional Cervantes	0	0	567.171.104	0	0	0	567.171.104
Biblioteca Nacional "Doctor Mariano Moreno"	0	0	1.186.179.000	0	0	0	1.186.179.000
Instituto Nacional del Teatro	0	0	897.787.500	0	0	0	897.787.500
Fondo Nacional de las Artes	0	0	337.355.000	0	0	0	337.355.000
Ministerio de Trabajo, Empleo y Seguridad Social	0	0	791.903.899	0	0	0	791.903.899

Congreso de la Nación

"2020 - Año del General Manuel Belgrano"

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TÍTULO III
Planilla Nº 1A (Cont.)
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, ENTIDAD, FINALIDAD Y GASTOS FIGURATIVOS
(en pesos)

FINALIDAD / JURISDICCIÓN, ENTIDAD	ADMINISTRACIÓN GUBERNAMENTAL	SERV. DE DEF. Y SEGURIDAD	SERVICIOS SOCIALES	SERVICIOS ECONÓMICOS	DEUDA PÚBLICA	GASTOS FIGURATIVOS	TOTAL
Ministerio de Salud	0	0	59.181.551.405	0	24.000	71.235.000	59.252.810.405
Hospital Nacional en Red Especializado en Salud Mental y Adicciones "Licenciada Laura Bonaparte"	0	0	737.122.101	0	0	0	737.122.101
Hospital Nacional Dr. Baldomero Sommer	0	0	2.044.863.112	0	0	0	2.044.863.112
Administración Nacional de Medicamentos, Alimentos y Tecnología Médica	0	0	1.944.354.000	0	0	0	1.944.354.000
Instituto Nacional Central Único Coordinador de Ablación e Implante	0	0	2.213.194.176	0	0	71.235.000	2.284.429.176
Administración Nacional de Laboratorios e Institutos de Salud "Dr. Carlos Malbrán"	0	0	3.586.565.816	0	24.000	0	3.586.589.816
Hospital Nacional "Prof. Alejandro A. Posadas"	0	0	8.827.303.756	0	0	0	8.827.303.756
Colonia Nacional "Dr. Manuel A. Montes de Oca	0	0	1.592.522.040	0	0	0	1.592.522.040
Instituto Nacional de Rehabilitación Psicofísica del Sur "Dr. Juan Otimio Tesone"	0	0	671.857.121	0	0	0	671.857.121
Superintendencia de Servicios de Salud	0	0	37.130.882.953	0	0	0	37.130.882.953
Instituto Nacional del Cáncer (INC)	0	0	158.412.144	0	0	0	158.412.144
Agencia Nacional de Laboratorios Públicos (ANLAP)	0	0	274.474.186	0	0	0	274.474.186
Ministerio de Ambiente y Desarrollo Sostenible	0	0	139.646.000	2.976.676.316	0	0	3.116.322.316
TOTAL GASTOS CORRIENTES, DE CAPITAL Y FIGURATIVOS	**24.763.849.939**	**1.304.015.000**	**405.717.586.356**	**150.282.456.590**	**1.179.960.784**	**4.113.240.000**	**587.361.108.669**



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Congreso de la Nación

TÍTULO III
Planilla Nº 2A
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, ENTIDAD Y POR CARACTER ECONÓMICO
(en pesos)

CARÁCTER ECONÓMICO	GASTOS CORRIENTES								GASTOS DE CAPITAL				TOTAL
	GASTOS DE CONSUMO			RENTAS DE	PREST.	IMPUESTOS	TRANSF.	TOTAL	INVERSIÓN	TRANSF.	INVERSIÓN	TOTAL	GENERAL
JURISDICCIÓN, SUBJURISDICCIÓN	REMUN.	OTROS G.C.	TOTAL	LA PROPIED.	SEG.SOCIAL	DIRECTOS	CORRIENTES		REAL DIREC.	DE CAPITAL	FINANCIERA		
Poder Legislativo Nacional	4.212.147.823	154.293.353	4.366.441.176	0	0	2.611.097	1.893.000	4.370.945.273	65.000.000	0	0	65.000.000	4.435.945.273
Presidencia de la Nación	2.914.364.063	1.087.997.521	4.002.361.584	0	197.507.747.955	0	37.303.511.002	238.813.620.541	181.817.782	1.031.300.000	0	1.213.117.782	240.026.738.323
Sindicatura General de la Nación	1.149.864.364	60.340.000	1.210.204.364	0	0	0	0	1.210.204.364	13.348.000	0	0	13.348.000	1.223.552.364
Autoridad Regulatoria Nuclear	576.116.000	289.596.591	865.712.591	0	0	0	390.581.000	1.256.293.591	36.701.000	0	0	36.701.000	1.292.994.591
Agencia Nacional de Discapacidad	1.188.383.699	738.060.930	1.926.444.629	0	197.507.747.955	0	36.912.930.002	236.347.122.586	131.768.782	1.031.300.000	0	1.163.068.782	237.510.191.368
Jefatura de Gabinete de Ministros	3.510.982.237	891.914.034	4.402.896.271	96.368	0	8.308.502	201.618.621	4.612.919.762	296.773.501	165.000.000	0	461.773.501	5.074.693.263
Agencia de Administración de Bienes del Estado	415.078.000	359.682.875	774.760.875	96.368	0	2.774.737	0	777.632.000	248.483.000	0	0	248.483.000	1.026.115.000
Ente Nacional de Comunicaciones	3.024.158.042	524.272.060	3.548.430.102	0	0	5.533.765	201.618.621	3.755.582.488	46.837.501	165.000.000	0	211.837.501	3.967.419.989
Agencia de Acceso a la Información Pública	71.746.195	7.959.099	79.705.294	0	0	0	0	79.705.294	1.453.000	0	0	1.453.000	81.158.294
Ministerio del Interior	7.782.944.990	5.715.184.450	13.498.129.440	159.000	0	3.141.800	9.572.000	13.511.012.240	2.678.205.960	0	0	2.678.205.960	16.189.218.200
Registro Nacional de las Personas	2.690.064.000	4.111.198.000	6.801.262.000	1.000	0	2.001.000	0	6.803.264.000	672.185.960	0	0	672.185.960	7.475.449.960
Dirección Nacional de Migraciones	5.092.880.990	1.603.986.450	6.696.867.440	158.000	0	1.140.800	9.572.000	6.707.748.240	2.006.020.000	0	0	2.006.020.000	8.713.768.240
Ministerio de Justicia y Derechos Humanos	555.761.800	248.858.000	804.619.800	0	0	0	45.537.000	850.156.800	31.140.000	0	0	31.140.000	881.296.800
Instituto Nacional de Asuntos Indígenas	223.512.000	20.288.000	243.800.000	0	0	0	44.943.000	288.743.000	764.000	0	0	764.000	289.507.000
Instituto Nacional contra la Discriminación, la Xenofobia y el Racismo	235.293.800	91.568.000	326.861.800	0	0	0	594.000	327.455.800	2.925.000	0	0	2.925.000	330.380.800
Centro Internacional para la Promoción de los Derechos Humanos	25.481.000	18.294.000	43.775.000	0	0	0	0	43.775.000	1.601.000	0	0	1.601.000	45.376.000
Agencia Nacional de Materiales Controlados	71.475.000	118.708.000	190.183.000	0	0	0	0	190.183.000	25.850.000	0	0	25.850.000	216.033.000
Ministerio de Defensa	1.005.573.000	358.547.078	1.364.120.078	0	0	0	62.000	1.364.182.078	217.739.200	0	0	217.739.200	1.581.921.278
Instituto Geográfico Nacional	204.714.000	47.348.000	252.062.000	0	0	0	62.000	252.124.000	21.810.080	0	0	21.810.080	273.934.080
Servicio Meteorológico Nacional	801.359.000	250.699.078	1.052.058.078	0	0	0	0	1.052.058.078	195.929.120	0	0	195.929.120	1.247.987.198
Ministerio de Economía	8.659.551.453	2.417.021.393	11.076.572.846	0	0	3.130.048	440.439.468	11.520.145.362	12.409.472.800	49.476.000	0	12.458.948.800	23.979.094.162
Comisión Nacional de Energía Atómica	4.189.560.000	1.580.756.364	5.770.316.364	0	0	256.200	426.931.636	6.203.509.200	12.240.853.600	49.476.000	0	12.290.329.600	18.490.839.000
Comisión Nacional de Valores	440.699.000	182.458.000	623.157.000	0	0	0	2.904.000	626.061.000	10.006.000	0	0	10.006.000	636.067.000
Superintendencia de Seguros de la Nación	842.289.453	106.631.869	948.921.322	0	0	2.873.848	8.223.832	960.019.002	74.030.000	0	0	74.030.000	1.034.049.002
Tribunal Fiscal de la Nación	427.708.000	12.708.000	440.416.000	0	0	0	69.000	440.485.000	2.181.000	0	0	2.181.000	442.666.000
Ente Nacional Regulador del Gas	1.702.738.000	292.089.000	1.994.827.000	0	0	0	1.101.000	1.995.928.000	45.274.000	0	0	45.274.000	2.041.202.000
Ente Nacional Regulador de la Electricidad	650.644.000	92.607.160	743.251.160	0	0	0	342.000	743.593.160	14.467.000	0	0	14.467.000	758.060.160
Unidad de Infor. Financiera	401.903.000	147.779.000	549.682.000	0	0	0	868.000	550.550.000	22.641.000	0	0	22.641.000	573.191.000

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ORGANISMOS DESCENTRALIZADOS
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, ENTIDAD Y POR CARÁCTER ECONÓMICO
(en pesos)



CARÁCTER ECONÓMICO / JURISDICCIÓN, SUBJURISDICCIÓN	GASTOS CORRIENTES: GASTOS DE CONSUMO REMUN.	OTROS G.C.	TOTAL	RENTAS DE LA PROPIED.	PREST. SEG.SOCIAL	IMPUESTOS DIRECTOS	TRANSF. CORRIENTES	TOTAL	GASTOS DE CAPITAL: INVERSION REAL DIREC.	TRANSF. DE CAPITAL	INVERSIÓN FINANCIERA	TOTAL	TOTAL GENERAL
Ministerio de Desarrollo Productivo	2.371.531.806	790.237.623	3.161.769.429	315.100	0	11.000	4.125.904.341	7.288.009.870	294.828.130	1.387.176.504	225.786.000	1.907.790.634	9.195.791.504
Instituto Nacional de Asociativismo y Economía Social (INAES)	536.841.808	181.835.000	718.676.808	0	0	0	1.015.591.192	1.734.268.000	12.475.000	520.119.000	225.786.000	758.380.000	2.492.648.000
Instituto Nacional de Tecnología Industrial	858.734.000	210.914.621	1.069.648.621	280.000	0	0	3.102.297.379	4.172.206.000	0	867.057.504	0	867.057.504	5.039.263.504
Instituto Nacional de la Propiedad Industrial	576.716.000	286.707.000	865.423.000	56.100	0	0	8.015.770	873.494.870	49.695.130	0	0	49.695.130	923.190.000
Servicio Geológico Minero Argentino	390.239.998	108.781.002	508.021.000	0	0	11.000	0	508.032.000	232.658.000	0	0	232.658.000	740.690.000
Ministerio de Agricultura, Ganadería y Pesca	17.480.173.000	5.086.404.201	22.566.577.201	200.105.083	0	22.167.727	240.446.000	23.029.316.011	940.878.647	0	0	940.878.647	23.970.194.658
Instituto Nacional de Tecnología Agropecuaria	8.414.527.000	1.917.576.520	10.332.103.520	0	0	2.464.480	179.568.000	10.514.136.000	773.121.830	0	0	773.121.830	11.287.257.830
Instituto Nacional de Investigación y Desarrollo Pesquero	476.764.000	528.920.000	1.005.684.000	0	0	0	260.000	1.005.944.000	17.011.000	0	0	17.011.000	1.022.955.000
Instituto Nacional de Vitivinicultura	588.185.000	75.397.000	667.582.000	14.068.629	0	0	0	681.650.629	20.774.000	0	0	20.774.000	702.424.629
Instituto Nacional de Semillas	209.678.000	121.106.000	330.784.000	0	0	0	7.701.000	338.485.000	6.448.000	0	0	6.448.000	344.933.000
Servicio Nacional de Sanidad y Calidad Agroalimentaria	7.791.019.000	2.439.404.881	10.230.423.881	186.036.454	0	19.723.247	52.917.000	10.489.100.382	123.523.817	0	0	123.523.817	10.612.624.199
Ministerio de Turismo y Deportes	92.516.000	1.391.183.000	1.483.699.000	1.000.000	0	299.000	0	1.484.998.000	941.000	0	0	941.000	1.485.939.000
Ministerio de Transporte	5.510.354.897	1.221.472.998	6.731.827.495	1.760.000	0	0	3.128.000	6.736.715.495	394.391.452	0	0	394.391.452	7.131.107.947
Agencia Nacional de Seguridad Vial	555.773.000	366.492.000	922.265.000	1.760.000	0	0	375.000	924.400.000	163.582.000	0	0	163.582.000	1.087.982.000
Comisión Nacional de Regulación de Transporte	1.447.397.600	146.414.998	1.593.812.598	0	0	0	0	1.593.812.598	60.250.452	0	0	60.250.452	1.654.063.050
Organismo Regulador del Sistema Nacional de Aeropuertos	556.573.190	53.988.000	610.561.190	0	0	0	0	610.561.190	3.500.000	0	0	3.500.000	614.061.190
Administración Nacional de Aviación Civil	2.675.850.707	411.473.000	3.087.323.707	0	0	0	2.623.000	3.089.946.707	105.150.000	0	0	105.150.000	3.195.096.707
Junta de Seguridad en el Transporte	274.600.000	243.065.000	517.665.000	0	0	0	131.000	517.996.000	61.904.000	0	0	61.904.000	579.900.000
Ministerio de Obras Públicas	9.648.156.000	3.639.842.448	13.287.998.448	908.762.658	0	7.208.000	13.120.000	14.217.089.106	95.925.719.183	36.575.884.499	0	132.501.603.682	146.718.692.788
Instituto Nacional del Agua	262.314.000	54.960.000	317.274.000	0	0	33.000	7.920.000	325.227.000	32.641.340	0	0	32.641.340	357.868.340
Dirección Nacional de Vialidad	8.799.637.000	2.840.837.629	11.640.474.629	191.759.051	0	7.000.000	5.200.000	11.844.433.680	85.314.868.385	18.240.101.753	0	103.554.970.138	115.399.403.818
Tribunal de Tasaciones de la Nación	109.308.000	15.910.000	125.218.000	0	0	0	0	125.218.000	1.522.000	0	0	1.522.000	126.740.000
Ente Nacional de Obras Hídricas de Saneamiento	366.852.000	686.056.609	1.052.908.609	717.003.607	0	0	0	1.769.912.416	10.566.709.458	18.335.782.746	0	28.902.491.204	30.672.403.620
Organismo Regulador de Seguridad de Presas	110.045.000	42.078.000	152.123.000	0	0	175.000	0	152.298.000	9.979.000	0	0	9.979.000	162.277.000
Ministerio de Educación	600.199.998	188.295.002	788.495.000	0	0	0	538.000	789.033.000	17.452.000	0	0	17.452.000	786.485.000

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ORGANISMOS DESCENTRALIZADOS
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, ENTIDAD Y POR CARÁCTER ECONÓMICO
(en pesos)

CARÁCTER ECONÓMICO / JURISDICCIÓN, SUBJURISDICCIÓN	GASTOS CORRIENTES								GASTOS DE CAPITAL				TOTAL GENERAL
	GASTOS DE CONSUMO			RENTAS DE LA PROPIED.	PREST. SEG.SOCIAL	IMPUESTOS DIRECTOS	TRANSF. CORRIENTES	TOTAL	INVERSIÓN REAL.DIREC.	TRANSF. DE CAPITAL	INVERSIÓN FINANCIERA	TOTAL	
	REMUN.	OTROS G.C.	TOTAL										
Fundación Miguel Lillo	445.000.000	22.729.000	467.729.000	0	0	0	0	467.729.000	13.271.000	0	0	13.271.000	481.000.000
Comisión Nacional de Evaluación y Acreditación Universitaria	155.199.998	145.586.002	300.786.000	0	0	0	538.000	301.324.000	4.161.000	0	0	4.161.000	305.485.000
Ministerio de Ciencia, Tecnología e Innovación	17.411.184.553	8.079.330.331	25.490.514.884	176.668.800	0	0	2.100.492.357	27.767.676.041	6.567.220.200	1.434.560.000	0	8.001.780.200	35.769.456.241
Consejo Nacional de Investigaciones Científicas y Técnicas	16.910.812.881	7.737.984.000	24.648.796.881	0	0	0	2.080.844.357	26.729.641.238	41.191.000	1.434.560.000	0	1.475.751.000	28.205.392.238
Comisión Nacional de Actividades Espaciales	460.200.000	286.215.200	746.415.200	176.668.800	0	0	22.648.000	945.732.000	6.512.268.200	0	0	6.512.268.200	7.458.000.200
Banco Nacional de Datos Genéticos (BNDG)	40.171.672	55.131.131	95.302.803	0	0	0	0	95.302.803	13.781.000	0	0	13.781.000	109.083.803
Ministerio de Cultura	1.356.156.104	566.582.500	1.922.738.604	0	0	0	529.508.000	2.452.246.604	303.127.000	195.919.000	37.200.000	536.246.000	2.988.492.604
Teatro Nacional Cervantes	283.856.104	229.083.000	512.939.104	0	0	0	0	512.939.104	54.232.000	0	0	54.232.000	567.171.104
Biblioteca Nacional "Doctor Mariano Moreno"	807.500.000	189.723.000	997.223.000	0	0	0	1.105.000	998.328.000	187.851.000	0	0	187.851.000	1.186.179.000
Instituto Nacional del Teatro	160.300.000	97.718.500	258.018.500	0	0	0	398.870.000	656.888.500	58.000.000	182.899.000	0	240.899.000	897.787.500
Fondo Nacional de las Artes	104.500.000	50.058.000	154.558.000	0	0	0	129.523.000	284.081.000	3.044.000	13.020.000	37.200.000	53.264.000	337.345.000
Ministerio de Trabajo, Empleo y Seguridad Social	699.099.999	76.719.000	775.818.999	0	0	0	2.288.900	778.107.899	13.798.000	0	0	13.798.000	791.905.899
Ministerio de Salud	12.634.192.171	10.573.748.216	23.207.940.387	2.024.000	0	5.139.122	34.955.220.352	58.170.323.861	871.251.544	140.000.000	0	1.011.251.544	59.181.575.405
Hospital Nacional en Red Especializado en Salud Mental y Adicciones "Licenciada Laura Bonaparte"	536.211.448	190.180.653	726.392.101	0	0	70.000	8.000.000	734.462.101	2.660.000	0	0	2.660.000	737.122.101
Hospital Nacional Dr. Baldomero Sommer	1.043.476.112	896.453.000	1.939.929.112	0	0	0	0	1.939.929.112	104.934.000	0	0	104.934.000	2.044.863.112
Administración Nacional de Medicamentos, Alimentos y Tecnología Médica	1.214.139.000	615.067.750	1.829.206.750	2.000.000	0	2.975.250	0	1.834.182.000	110.172.000	0	0	110.172.000	1.944.354.000
Instituto Nacional Central Único Coordinador de Ablación e Implante	340.290.176	919.736.000	1.260.026.176	0	0	0	585.966.000	1.845.992.176	227.202.000	140.000.000	0	367.202.000	2.213.194.176
Administración Nacional de Laboratorios e Institutos de Salud "Dr. Carlos Malbrán"	1.194.062.816	2.172.359.300	3.366.422.116	24.000	0	1.977.700	1.421.000	3.369.844.816	216.745.000	0	0	216.745.000	3.586.589.816
Hospital Nacional "Prof. Alejandro A. Posadas"	5.249.521.698	3.434.245.058	8.683.766.756	0	0	0	0	8.683.766.756	143.537.000	0	0	143.537.000	8.827.303.756
Colonia Nacional "Dr. Manuel A. Montes de Oca"	747.125.070	831.252.970	1.578.378.040	0	0	0	2.549.000	1.580.927.040	11.595.000	0	0	11.595.000	1.592.522.040



Congreso de la Nación

"2020 - Año del General Manuel Belgrano"

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TÍTULO III
Planilla Nº 2A
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, ENTIDAD Y POR CARÁCTER ECONÓMICO
(en pesos)

CARÁCTER ECONÓMICO	GASTOS CORRIENTES								GASTOS DE CAPITAL				TOTAL
	GASTOS DE CONSUMO			RENTAS DE	PREST.	IMPUESTOS	TRANSF.	TOTAL	INVERSIÓN	TRANSF.	INVERSIÓN	TOTAL	GENERAL
JURISDICCIÓN, SUBJURISDICCIÓN	REMUN.	OTROS G.C.	TOTAL	LA PROPIED.	SEG.SOCIAL	DIRECTOS	CORRIENTES		REAL DIREC.	DE CAPITAL	FINANCIERA		
Instituto Nacional de Rehabilitación Psicofísica del Sur "Dr. Juan Otimio Tesone"	409.040.061	230.269.524	639.309.585	0	0	3.992	0	639.313.577	32.543.544	0	0	32.543.544	671.857.121
Superintendencia de Servicios de Salud	1.791.588.001	1.195.021.420	2.986.609.421	0	0	512.180	34.145.440.352	37.112.541.953	18.341.000	0	0	18.341.000	37.130.882.953
Instituto Nacional del Cáncer (INC)	67.562.000	58.084.144	125.646.144	0	0	0	31.244.000	156.890.144	1.522.000	0	0	1.522.000	158.412.144
Agencia Nacional de Laboratorios Públicos (ANLAP)	49.195.789	41.078.397	90.274.186	0	0	0	182.200.000	272.474.186	2.000.000	0	0	2.000.000	274.474.186
Ministerio de Ambiente y Desarrollo Sostenible	1.867.966.000	621.945.513	2.489.911.513	0	139.646.000	1.177.071	13.342.000	2.644.076.584	472.245.732	0	0	472.245.732	3.116.322.316
TOTAL	96.312.896.602	45.029.536.561	141.342.433.163	1.298.902.829	187.647.393.958	63.716.367	79.989.622.061	420.323.646.655	171.642.866.111	40.979.316.903	382.985.000	162.924.302.114	583.247.968.969

27591

"2020 - Año del General Manuel Belgrano"

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TÍTULO III
Planilla Nº 3A
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, ENTIDAD Y FUENTE DE FINANCIAMIENTO

(en pesos)

FINANCIAMIENTO	FUENTES INTERNAS						FUENTES EXTERNAS			TOTAL GENERAL
JURISDICCIÓN, ENTIDAD	TESORO NACIONAL	RECURSOS PROPIOS	REC. C/AFEC. ESPECÍFICA	TRANSF. INTERNAS	CRÉDITO INTERNO	SUBTOTAL	TRANSF. EXTERNAS	CRÉDITO EXTERNO	SUBTOTAL	
Poder Legislativo Nacional	4.384.945.273	51.000.000	0	0	0	4.435.945.273	0	0	0	4.435.945.273
Presidencia de la Nación	31.090.025.816	2.253.818.530	0	206.658.567.957	0	240.002.412.303	31.265.000	0	31.265.000	240.033.677.303
Sindicatura General de la Nación	995.006.364	228.546.000	0	0	0	1.223.552.364	0	0	0	1.223.552.364
Autoridad Regulatoria Nuclear	593.225.000	675.443.591	0	0	0	1.268.668.591	31.265.000	0	31.265.000	1.299.933.591
Agencia Nacional de Discapacidad	29.501.794.452	1.349.828.939	0	206.658.567.957	0	237.510.191.348	0	0	0	237.510.191.348
Jefatura de Gabinete de Ministros	914.201.294	7.374.660.989	0	0	0	8.288.862.283	0	0	0	8.288.862.283
Agencia de Administración de Bienes del Estado	833.043.000	196.072.000	0	0	0	1.029.115.000	0	0	0	1.029.115.000
Ente Nacional de Comunicaciones	0	7.178.588.989	0	0	0	7.178.588.989	0	0	0	7.178.588.989
Agencia de Acceso a la Información Pública	81.158.294	0	0	0	0	81.158.294	0	0	0	81.158.294
Ministerio del Interior	10.135.086.208	6.067.987.000	0	0	0	16.203.073.208	0	0	0	16.203.073.208
Registro Nacional de las Personas	4.478.062.960	2.997.387.000	0	0	0	7.475.449.960	0	0	0	7.475.449.960
Dirección Nacional de Migraciones	5.657.023.248	3.070.600.000	0	0	0	8.727.623.248	0	0	0	8.727.623.248
Ministerio de Justicia y Derechos Humanos	0	0	881.296.800	0	0	881.296.800	0	0	0	881.296.800
Instituto Nacional de Asuntos Indígenas	0	0	289.507.000	0	0	289.507.000	0	0	0	289.507.000
Instituto Nacional contra la Discriminación, la Xenofobia y el Racismo	0	0	330.380.800	0	0	330.380.800	0	0	0	330.380.800
Centro Internacional para la Promoción de los Derechos Humanos	0	0	45.376.000	0	0	45.376.000	0	0	0	45.376.000
Agencia Nacional de Materiales Controlados	0	0	216.033.000	0	0	216.033.000	0	0	0	216.033.000
Ministerio de Defensa	1.171.915.080	350.006.198	0	0	0	1.521.921.278	0	0	0	1.521.921.278
Instituto Geográfico Nacional	264.280.080	9.654.000	0	0	0	273.934.080	0	0	0	273.934.080
Servicio Meteorológico Nacional	907.635.000	340.352.198	0	0	0	1.247.987.198	0	0	0	1.247.987.198
Ministerio de Economía	19.418.634.000	5.360.563.162	0	6.939.000	0	24.786.136.162	0	0	0	24.786.136.162
Comisión Nacional de Energía Atómica	18.379.623.000	107.277.000	0	6.939.000	0	18.493.839.000	0	0	0	18.493.839.000
Comisión Nacional de Valores	34.365.000	601.702.000	0	0	0	636.067.000	0	0	0	636.067.000
Superintendencia de Seguros de la Nación	0	1.534.049.002	0	0	0	1.534.049.002	0	0	0	1.534.049.002
Tribunal Fiscal de la Nación	442.666.000	0	0	0	0	442.666.000	0	0	0	442.666.000
Ente Nacional Regulador del Gas	0	2.244.202.000	0	0	0	2.244.202.000	0	0	0	2.244.202.000
Ente Nacional Regulador de la Electricidad	0	862.122.160	0	0	0	862.122.160	0	0	0	862.122.160
Unidad de Infor. Financiera	561.980.000	11.211.000	0	0	0	573.191.000	0	0	0	573.191.000
Ministerio de Desarrollo Productivo	3.747.548.000	4.525.612.504	22.631.000	0	900.000.000	9.195.791.504	0	0	0	9.195.791.504

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ORGANISMOS DESCENTRALIZADOS
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, ENTIDAD Y FUENTE DE FINANCIAMIENTO

(en pesos)

FINANCIAMIENTO / JURISDICCIÓN, ENTIDAD	FUENTES INTERNAS						FUENTES EXTERNAS			TOTAL GENERAL
	TESORO NACIONAL	RECURSOS PROPIOS	REC. C/AFEC. ESPECÍFICA	TRANSF. INTERNAS	CRÉDITO INTERNO	SUBTOTAL	TRANSF. EXTERNAS	CRÉDITO EXTERNO	SUBTOTAL	
Instituto Nacional de Asociativismo y Economía Social (INAES)	198.329.000	1.594.319.000	0	0	700.000.000	2.492.648.000	0	0	0	2.492.648.000
Instituto Nacional de Tecnología Industrial	2.999.838.000	2.039.825.504	0	0	0	5.039.263.504	0	0	0	5.039.263.504
Instituto Nacional de la Propiedad Industrial	50.000.000	873.190.000	0	0	0	923.190.000	0	0	0	923.190.000
Servicio Geológico Minero Argentino	499.581.000	18.476.000	22.631.000	0	200.000.000	740.688.000	0	0	0	740.688.000
Ministerio de Agricultura, Ganadería y Pesca	1.637.761.000	21.906.905.828	68.067.000	0	0	23.612.733.828	0	357.460.830	357.460.830	23.970.194.658
Instituto Nacional de Tecnología Agropecuaria	153.801.000	10.775.996.000	0	0	0	10.929.797.000	0	357.460.830	357.460.830	11.287.257.830
Instituto Nacional de Investigación y Desarrollo Pesquero	954.740.000	148.000	68.067.000	0	0	1.022.955.000	0	0	0	1.022.955.000
Instituto Nacional de Vitivinicultura	529.220.000	173.204.629	0	0	0	702.424.629	0	0	0	702.424.629
Instituto Nacional de Semillas	0	344.933.000	0	0	0	344.933.000	0	0	0	344.933.000
Servicio Nacional de Sanidad y Calidad Agroalimentaria	0	10.612.624.199	0	0	0	10.612.624.199	0	0	0	10.612.624.199
Ministerio de Turismo y Deportes	0	1.485.939.000	0	0	0	1.485.939.000	0	0	0	1.485.939.000
Ministerio de Transporte	3.018.029.686	4.026.598.261	0	86.480.000	0	7.131.107.947	0	0	0	7.131.107.947
Agencia Nacional de Seguridad Vial	0	1.087.982.000	0	0	0	1.087.982.000	0	0	0	1.087.982.000
Comisión Nacional de Regulación de Transporte	1.128.482.496	525.585.554	0	0	0	1.654.068.050	0	0	0	1.654.068.050
Organismo Regulador del Sistema Nacional de Aeropuertos	614.061.190	0	0	0	0	614.061.190	0	0	0	614.061.190
Administración Nacional de Aviación Civil	697.472.000	2.411.144.707	0	86.480.000	0	3.195.096.707	0	0	0	3.195.096.707
Junta de Seguridad en el Transporte	578.014.000	1.886.000	0	0	0	579.900.000	0	0	0	579.900.000
Ministerio de Obras Públicas	37.197.098.420	650.512.884	65.559.382.567	14.847.927.300	191.759.051	118.446.680.222	0	28.272.032.566	28.272.032.566	146.718.692.788
Instituto Nacional del Agua	354.368.340	3.500.000	0	0	0	357.868.340	0	0	0	357.868.340
Dirección Nacional de Vialidad	15.299.308.545	479.163.000	65.559.382.567	14.847.927.300	191.759.051	96.377.520.463	0	19.021.883.365	19.021.883.365	115.399.403.828
Tribunal de Tasaciones de la Nación	118.062.000	8.678.000	0	0	0	126.740.000	0	0	0	126.740.000
Ente Nacional de Obras Hídricas de Saneamiento	21.327.082.535	95.171.884	0	0	0	21.422.254.419	0	9.250.149.201	9.250.149.201	30.672.403.620
Organismo Regulador de Seguridad de Presas	98.277.000	64.000.000	0	0	0	162.277.000	0	0	0	162.277.000





TÍTULO III
Planilla Nº 3A (Cont.)
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, ENTIDAD Y FUENTE DE FINANCIAMIENTO

(en pesos)

FINANCIAMIENTO / JURISDICCIÓN, ENTIDAD	FUENTES INTERNAS						FUENTES EXTERNAS			TOTAL GENERAL
	TESORO NACIONAL	RECURSOS PROPIOS	REC. C/AFEC. ESPECÍFICA	TRANSF. INTERNAS	CRÉDITO INTERNO	SUBTOTAL	TRANSF. EXTERNAS	CRÉDITO EXTERNO	SUBTOTAL	
Ministerio de Educación	782.664.000	3.821.000	0	0	0	786.485.000	0	0	0	786.485.000
Fundación Miguel Lillo	479.379.000	1.621.000	0	0	0	481.000.000	0	0	0	481.000.000
Comisión Nacional de Evaluación y Acreditación Universitaria	303.285.000	2.200.000	0	0	0	305.485.000	0	0	0	305.485.000
Ministerio de Ciencia, Tecnología e Innovación	29.694.807.041	74.134.000	0	0	4.119.464.000	33.888.405.041	0	1.884.051.200	1.884.051.200	35.772.456.241
Consejo Nacional de Investigaciones Científicas y Técnicas	28.185.658.238	19.734.000	0	0	0	28.205.392.238	0	0	0	28.205.392.238
Comisión Nacional de Actividades Espaciales	1.400.085.000	54.400.000	0	0	4.119.464.000	5.573.949.000	0	1.884.051.200	1.884.051.200	7.458.000.200
Banco Nacional de Datos Genéticos (BNDG)	109.063.803	0	0	0	0	109.063.803	0	0	0	109.063.803
Ministerio de Cultura	1.736.191.104	1.146.695.500	0	0	0	2.882.886.604	0	105.606.000	105.606.000	2.988.492.504
Teatro Nacional Cervantes	557.362.104	9.809.000	0	0	0	567.171.104	0	0	0	567.171.104
Biblioteca Nacional "Doctor Mariano Moreno"	1.078.829.000	1.744.000	0	0	0	1.080.573.000	0	105.606.000	105.606.000	1.186.179.000
Instituto Nacional del Teatro	100.000.000	797.787.500	0	0	0	897.787.500	0	0	0	897.787.500
Fondo Nacional de las Artes	0	337.355.000	0	0	0	337.355.000	0	0	0	337.355.000
Ministerio de Trabajo, Empleo y Seguridad Social	0	791.903.899	0	0	0	791.903.899	0	0	0	791.903.899
Ministerio de Salud	18.744.778.452	40.459.254.953	0	0	0	59.204.033.405	48.777.000	0	48.777.000	59.252.810.405
Hospital Nacional en Red Especializado en Salud Mental y Adicciones "Licenciada Laura Bonaparte"	737.122.101	0	0	0	0	737.122.101	0	0	0	737.122.101
Hospital Nacional Dr. Baldomero Sommer	1.727.190.112	317.673.000	0	0	0	2.044.863.112	0	0	0	2.044.863.112
Administración Nacional de Medicamentos, Alimentos y Tecnología Médica	0	1.944.354.000	0	0	0	1.944.354.000	0	0	0	1.944.354.000
Instituto Nacional Central Único Coordinador de Ablación e Implante	1.928.255.176	356.174.000	0	0	0	2.284.429.176	0	0	0	2.284.429.176
Administración Nacional de Laboratorios e Institutos de Salud "Dr. Carlos Malbrán"	3.515.810.816	22.002.000	0	0	0	3.537.812.816	48.777.000	0	48.777.000	3.586.589.816
Hospital Nacional "Prof. Alejandro A. Posadas"	8.339.708.756	487.595.000	0	0	0	8.827.303.756	0	0	0	8.827.303.756

Congreso de la Nación

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CONGRESO LEGISLATIVO DE LA NACION ARGENTINA



TÍTULO III
Planilla Nº 3A (Cont.)
Anexa al Título III


Congreso de la Nación

ORGANISMOS DESCENTRALIZADOS
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, ENTIDAD Y FUENTE DE FINANCIAMIENTO
(en pesos)

FINANCIAMIENTO / JURISDICCIÓN, ENTIDAD	FUENTES INTERNAS						FUENTES EXTERNAS			TOTAL GENERAL
	TESORO NACIONAL	RECURSOS PROPIOS	REC. C/AFEC. ESPECÍFICA	TRANSF. INTERNAS	CRÉDITO INTERNO	SUBTOTAL	TRANSF. EXTERNAS	CRÉDITO EXTERNO	SUBTOTAL	
Colonia Nacional "Dr. Manuel A. Montes de Oca	1.436.272.040	156.250.000	0	0	0	1.592.522.040	0	0	0	1.592.522.040
Instituto Nacional de Rehabilitación Psicofísica del Sur "Dr. Juan Otimio Tesone"	627.833.121	44.024.000	0	0	0	671.857.121	0	0	0	671.857.121
Superintendencia de Servicios de Salud	0	37.130.882.953	0	0	0	37.130.882.953	0	0	0	37.130.882.953
Instituto Nacional del Cáncer (INC)	158.112.144	300.000	0	0	0	158.412.144	0	0	0	158.412.144
Agencia Nacional de Laboratorios Públicos (ANLAP)	274.474.186	0	0	0	0	274.474.186	0	0	0	274.474.186
Ministerio de Ambiente y Desarrollo Sostenible	1.851.881.000	935.049.584	47.351.732	1.000.000	0	2.835.282.316	84.893.000	196.147.000	281.040.000	3.116.322.316
TOTAL GASTOS CORRIENTES, DE CAPITAL Y FIGURATIVOS	165.525.586.374	97.484.463.292	66.578.709.099	221.800.914.257	5.211.223.051	556.380.876.073	164.935.000	30.815.297.596	30.980.232.596	587.361.108.669

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TÍTULO III
Planilla Nº 4A
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
COMPOSICIÓN DE LOS RECURSOS POR CARÁCTER ECONÓMICO Y FUENTE DE FINANCIAMIENTO

(en pesos)

CARÁCTER ECONÓMICO	IMPORTE
Ingresos Corrientes	484.127.377.534
Ingresos Tributarios	54.413.388.177
Impuestos Directos	2.276.083.645
Impuestos Indirectos	52.137.304.532
Aportes y Contribuciones a la Seguridad Social	29.840.398.953
Aportes y Contribuciones a la Seguridad Social	29.840.398.953
Ingresos No Tributarios	55.179.842.372
Tasas	41.447.956.372
Derechos	10.826.836.000
Otros No Tributarios	2.905.050.000
Ventas de Bienes y Serv. de las Administraciones Públicas	5.675.116.582
Ventas de Bienes y Serv. de las Administraciones Públicas	5.675.116.582
Rentas de la Propiedad	7.809.032.375
Intereses	7.694.672.375
Utilidades	42.000.000
Arrendamiento de Tierras y Terrenos	72.360.000
Transferencias Corrientes	1.271.550.300
Del Sector Privado	1.000.000
Del Sector Público	1.159.264.300
Del Sector Externo	111.286.000
Contribuciones Figurativas para Financiaciones Corrientes	329.938.248.775
De la Administración Nacional	329.938.248.775
Recursos de Capital	128.864.479.078
Recursos Propios de Capital	150.502.000
Venta de Activos	150.502.000
Transferencias de Capital	13.977.562.000
Del Sector Público	13.923.913.000
Del Sector Externo	53.649.000
Disminución de la Inversión Financiera	55.999.342
Recuperación de Préstamos de Corto Plazo	9.047.000
Recuperación de Préstamos de Largo Plazo	46.952.342
Contribuciones Figurativas para Financiaciones de Capital	114.680.415.736
De la Administración Nacional	114.680.415.736
TOTAL RECURSOS CORRIENTES, DE CAPITAL Y CONTRIBUCIONES FIGURATIVAS	**612.991.856.612**

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TÍTULO III
Planilla Nº 5A
Anexa al Título III



ORGANISMOS DESCENTRALIZADOS
CARÁCTER ECONÓMICO DE LOS RECURSOS POR JURISDICCIÓN Y ENTIDAD
(en pesos)

CARÁCTER ECONÓMICO / JURISDICCIÓN, SUBJURISDICCIÓN ENTIDAD	INGRESOS TRIBUTARIOS	CONTRIB. A LA SEG. SOCIAL	INGRESOS NO TRIBUTARIOS	VENTA DE BIENES Y SERVICIOS DE ADMIN. PUBLICAS	RENTAS DE LA PROPIEDAD	TRANS. CORRIENTES	SUBTOTAL	RECURSOS PROPIOS DE CAPITAL	TRANS. DE CAPITAL	DISMINUCIÓN DE LA INV. FINANCIERA	SUBTOTAL	TOTAL
Poder Legislativo Nacional	0	0	0	51.000.000	0	0	51.000.000	0	0	0	0	51.000.000
Presidencia de la Nación	0	0	2.598.477.000	226.273.000	2.273.000	26.974.000	2.853.997.000	0	4.291.000	0	4.291.000	2.858.288.000
Sindicatura General de la Nación	0	0	0	226.273.000	2.273.000	0	228.546.000	0	0	0	0	228.546.000
Autoridad Regulatoria Nuclear	0	0	924.477.000	0	0	26.974.000	951.451.000	0	4.291.000	0	4.291.000	955.742.000
Agencia Nacional de Discapacidad	0	0	1.674.000.000	0	0	0	1.674.000.000	0	0	0	0	1.674.000.000
Jefatura de Gabinete de Ministros	3.604.920.138	0	11.344.768.000	0	24.300.000	0	14.973.988.138	150.420.000	0	0	150.420.000	15.124.408.138
Agencia de Administración de Bienes del Estado	0	0	21.352.000	0	24.300.000	0	45.652.000	150.420.000	0	0	150.420.000	196.072.000
Ente Nacional de Comunicaciones	3.604.920.138	0	11.323.416.000	0	0	0	14.928.336.138	0	0	0	0	14.928.336.138
Ministerio del Interior	0	0	7.361.813.000	100.000.000	0	0	7.461.813.000	0	0	0	0	7.461.813.000
Registro Nacional de las Personas	0	0	2.897.387.000	100.000.000	0	0	2.997.387.000	0	0	0	0	2.997.387.000
Dirección Nacional de Migraciones	0	0	4.464.426.000	0	0	0	4.464.426.000	0	0	0	0	4.464.426.000
Ministerio de Defensa	0	0	1.809.000	631.226.000	0	0	633.035.000	0	0	0	0	633.035.000
Instituto Geográfico Nacional	0	0	1.809.000	7.845.000	0	0	9.654.000	0	0	0	0	9.654.000
Servicio Meteorológico Nacional	0	0	0	623.381.000	0	0	623.381.000	0	0	0	0	623.381.000
Ministerio de Economía	0	0	8.464.488.198	503.486.000	42.000.000	0	9.009.974.198	0	0	0	0	9.009.974.198
Comisión Nacional de Energía Atómica	0	0	3.728.000	62.086.000	42.000.000	0	107.814.000	0	0	0	0	107.814.000
Comisión Nacional de Valores	0	0	601.702.000	0	0	0	601.702.000	0	0	0	0	601.702.000
Superintendencia de Seguros de la Nación	0	0	4.014.456.169	0	0	0	4.014.456.169	0	0	0	0	4.014.456.169
Ente Nacional Regulador del Gas	0	0	2.726.922.022	441.400.000	0	0	3.168.322.022	0	0	0	0	3.168.322.022
Ente Nacional Regulador de la Electricidad	0	0	1.106.469.007	0	0	0	1.106.469.007	0	0	0	0	1.106.469.007
Unidad de Infor. Financiera	0	0	11.211.000	0	0	0	11.211.000	0	0	0	0	11.211.000
Ministerio de Desarrollo Productivo	4.300.663.419	0	1.038.410.000	25.640.000	11.067.974	0	5.375.781.393	0	0	46.952.342	46.952.342	5.422.733.736
Instituto Nacional de Asociativismo y Economía Social (INAES)	2.233.116.060	0	165.220.000	0	11.067.974	0	2.409.404.034	0	0	46.952.342	46.952.342	2.456.356.376
Instituto Nacional de Tecnología	2.067.547.359	0	0	100.000	0	0	2.067.647.359	0	0	0	0	2.067.647.359

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ORGANISMOS DESCENTRALIZADOS
CARÁCTER ECONÓMICO DE LOS RECURSOS POR JURISDICCIÓN Y ENTIDAD
(en pesos)

CARÁCTER ECONÓMICO / JURISDICCIÓN, SUBJURISDICCIÓN ENTIDAD	INGRESOS TRIBUTARIOS	CONTRIB. A LA SEG. SOCIAL	INGRESOS NO TRIBUTARIOS	VENTA DE BIENES Y SERVICIOS DE ADMIN. PÚBLICAS	RENTAS DE LA PROPIEDAD	TRANS. CORRIENTES	SUBTOTAL	RECURSOS PROPIOS DE CAPITAL	TRANS. DE CAPITAL	DISMINUCIÓN DE LA INV. FINANCIERA	SUBTOTAL	TOTAL
Industrial												
Instituto Nacional de la Propiedad Industrial	0	0	873.190.000	0	0	0	873.190.000	0	0	0	0	873.190.000
Servicio Geológico Minero Argentino	0	0	0	25.540.000	0	0	25.540.000	0	0	0	0	25.540.000
Ministerio de Agricultura, Ganadería y Pesca	40.086.823.035	0	6.917.616.000	2.669.984.982	544.000	0	49.844.947.817	82.000	0	0	82.000	49.845.029.617
Instituto Nacional de Tecnología Agropecuaria	33.884.180.958	0	12.359.000	0	144.000	0	33.876.680.958	82.000	0	0	82.000	33.876.765.958
Instituto Nacional de Investigación y Desarrollo Pesquero	0	0	48.000	100.000	0	0	148.000	0	0	0	0	148.000
Instituto Nacional de Vitivinicultura	0	0	18.765.000	263.135.000	400.000	0	282.300.000	0	0	0	0	282.300.000
Instituto Nacional de Semillas	0	0	21.934.000	776.729.000	0	0	798.863.000	0	0	0	0	798.863.000
Servicio Nacional de Sanidad y Calidad Agroalimentaria	6.202.642.077	0	6.864.510.000	1.620.000.582	0	0	14.687.152.659	0	0	0	0	14.687.152.659
Ministerio de Turismo y Deportes	5.449.350.806	0	0	0	0	0	5.449.350.806	0	0	0	0	5.449.350.806
Ministerio de Transporte	0	0	10.079.032.000	0	0	0	10.079.032.000	0	235.250.000	0	235.250.000	10.314.282.000
Agencia Nacional de Seguridad Vial	0	0	3.465.000.000	0	0	0	3.465.000.000	0	0	0	0	3.465.000.000
Comisión Nacional de Regulación de Transporte	0	0	791.052.000	0	0	0	791.052.000	0	0	0	0	791.052.000
Administración Nacional de Aviación Civil	0	0	5.811.100.000	0	0	0	5.811.100.000	0	235.250.000	0	235.250.000	6.046.350.000
Junta de Seguridad en el Transporte	0	0	11.880.000	0	0	0	11.880.000	0	0	0	0	11.880.000
Ministerio de Obras Públicas	0	0	483.413.000	8.500.000	165.564.401	1.159.264.300	1.816.741.701	0	13.688.663.000	0	13.688.663.000	15.505.404.701
Instituto Nacional del Agua	0	0	0	3.500.000	0	0	3.500.000	0	0	0	0	3.500.000
Dirección Nacional de Vialidad	0	0	407.663.000	0	71.500.000	1.159.264.300	1.638.427.300	0	13.688.663.000	0	13.688.663.000	15.327.090.300
Tribunal de Tasaciones de la	0	0	16.750.000	0	0	0	16.750.000	0	0	0	0	16.750.000



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TÍTULO III
Planilla Nº 5A (Cont.)
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
CARÁCTER ECONÓMICO DE LOS RECURSOS POR JURISDICCIÓN Y ENTIDAD
(en pesos)

CARÁCTER ECONÓMICO / JURISDICCIÓN, SUBJURISDICCIÓN ENTIDAD	INGRESOS TRIBUTARIOS	CONTRIB. A LA SEG. SOCIAL	INGRESOS NO TRIBUTARIOS	VENTA DE BIENES Y SERVICIOS DE ADMIN. PÚBLICAS	RENTAS DE LA PROPIEDAD	TRANS. CORRIENTES	SUBTOTAL	RECURSOS PROPIOS DE CAPITAL	TRANS. DE CAPITAL	DISMINUCIÓN DE LA INV. FINANCIERA	SUBTOTAL	TOTAL
Nación												
Ente Nacional de Obras Hídricas de Saneamiento	0	0	0	0	94.064.401	0	94.064.401	0	0	0	0	94.064.401
Organismo Regulador de Seguridad de Presas	0	0	59.000.000	5.000.000	0	0	64.000.000	0	0	0	0	64.000.000
Ministerio de Educación	0	0	79.000	3.742.000	0	0	3.821.000	0	0	0	0	3.821.000
Fundación Miguel Lillo	0	0	79.000	1.542.000	0	0	1.621.000	0	0	0	0	1.621.000
Comisión Nacional de Evaluación y Acreditación Universitaria	0	0	0	2.200.000	0	0	2.200.000	0	0	0	0	2.200.000
Ministerio de Ciencia, Tecnología e Innovación	0	0	0	74.134.000	0	0	74.134.000	0	0	0	0	74.134.000
Consejo Nacional de Investigaciones Científicas y Técnicas	0	0	0	19.734.000	0	0	19.734.000	0	0	0	0	19.734.000
Comisión Nacional de Actividades Espaciales	0	0	0	54.400.000	0	0	54.400.000	0	0	0	0	54.400.000
Ministerio de Cultura	988.630.779	0	282.597.000	10.153.000	72.772.000	0	1.354.152.779	0	0	9.047.000	9.047.000	1.363.199.779
Teatro Nacional Cervantes	0	0	0	9.809.000	0	0	9.809.000	0	0	0	0	9.809.000
Biblioteca Nacional "Doctor Mariano Moreno"	0	0	1.424.000	320.000	0	0	1.744.000	0	0	0	0	1.744.000
Instituto Nacional del Teatro	988.630.779	0	0	0	0	0	988.630.779	0	0	0	0	988.630.779
Fondo Nacional de las Artes	0	0	281.173.000	24.000	72.772.000	0	353.969.000	0	0	9.047.000	9.047.000	363.016.000
Ministerio de Trabajo, Empleo y Seguridad Social	0	0	2.850.538.048	0	0	0	2.850.538.048	0	0	0	0	2.850.538.048
Ministerio de Salud	3.000.000	29.707.371.953	2.834.515.126	1.350.998.000	7.438.854.000	48.777.000	41.383.516.079	0	0	0	0	41.383.516.079
Hospital Nacional Dr. Baldomero Sommer	0	0	0	317.673.000	0	0	317.673.000	0	0	0	0	317.673.000
Administración Nacional de Medicamentos, Alimentos y	0	0	2.819.838.126	0	0	0	2.819.838.126	0	0	0	0	2.819.838.126



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TÍTULO III
Planilla Nº 5A (Cont.)
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
CARÁCTER ECONÓMICO DE LOS RECURSOS POR JURISDICCIÓN Y ENTIDAD
(en pesos)

CARÁCTER ECONÓMICO / JURISDICCIÓN, SUBJURISDICCIÓN ENTIDAD	INGRESOS TRIBUTARIOS	CONTRIB. A LA SEG. SOCIAL	INGRESOS NO TRIBUTARIOS	VENTA DE BIENES Y SERVICIOS DE ADMIN. PUBLICAS	RENTAS DE LA PROPIEDAD	TRANS. CORRIENTES	SUBTOTAL	RECURSOS PROPIOS DE CAPITAL	TRANS. DE CAPITAL	DISMINUCIÓN DE LA INV. FINANCIERA	SUBTOTAL	TOTAL
Tecnología Médica												
Instituto Nacional Central Único Coordinador de Ablación e Implante	3.000.000	0	0	353.174.000	0	0	356.174.000	0	0	0	0	356.174.000
Administración Nacional de Laboratorios e Institutos de Salud "Dr. Carlos Malbrán"	0	0	0	22.002.000	0	48.777.000	70.779.000	0	0	0	0	70.779.000
Hospital Nacional "Prof. Alejandro A. Posadas"	0	0	0	487.596.000	0	0	487.596.000	0	0	0	0	487.596.000
Colonia Nacional "Dr. Manuel A. Montes de Oca	0	0	0	156.250.000	0	0	156.250.000	0	0	0	0	156.250.000
Instituto Nacional de Rehabilitación Psicofísica del Sur "Dr. Juan Otimio Tesone"	0	0	20.000	44.004.000	0	0	44.024.000	0	0	0	0	44.024.000
Superintendencia de Servicios de Salud	0	29.707.271.953	14.657.000	0	7.408.854.000	0	37.130.882.953	0	0	0	0	37.130.882.953
Instituto Nacional del Cancer (INC)	0	0	0	300.000	0	0	300.000	0	0	0	0	300.000
Ministerio de Ambiente y Desarrollo Sostenible	0	133.027.000	1.122.087.000	0	81.657.000	36.535.000	1.373.306.000	0	49.358.000	0	49.358.000	1.422.664.000
TOTAL RECURSOS CORRIENTES Y DE CAPITAL	54.413.388.177	29.840.298.953	55.179.842.372	5.875.116.582	7.809.032.375	1.271.830.300	154.189.128.759	150.602.000	13.977.562.000	55.999.342	14.184.063.342	168.373.192.101

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TÍTULO III
Planilla Nº 6A
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
GASTOS FIGURATIVOS
(en pesos)

JURISDICCIÓN, ENTIDAD / DESTINO	PARA EROGACIONES CORRIENTES				PARA EROGACIONES DE CAPITAL				TOTAL GENERAL
	A ADMINISTR. CENTRAL	A ORGANISM. DESCENTRAL.	A INSTIT. DE SEG. SOC.	SUBTOTAL	A ADMINISTR. CENTRAL	A ORGANISM. DESCENTRAL.	A INSTIT. DE SEG. SOC.	SUBTOTAL	
Presidencia de la Nación	0	6.939.000	0	6.939.000	0	0	0	0	6.939.000
Autoridad Regulatoria Nuclear	0	6.939.000	0	6.939.000	0	0	0	0	6.939.000
Jefatura de Gabinete de Ministros	3.121.169.000	0	0	3.121.169.000	93.000.000	0	0	93.000.000	3.214.169.000
Agencia de Administración de Bienes del Estado	0	0	0	0	3.000.000	0	0	3.000.000	3.000.000
Ente Nacional de Comunicaciones	3.121.169.000	0	0	3.121.169.000	90.000.000	0	0	90.000.000	3.211.169.000
Ministerio del Interior	13.855.000	0	0	13.855.000	0	0	0	0	13.855.000
Dirección Nacional de Migraciones	13.855.000	0	0	13.855.000	0	0	0	0	13.855.000
Ministerio de Economía	807.042.000	0	0	807.042.000	0	0	0	0	807.042.000
Superintendencia de Seguros de la Nación	500.000.000	0	0	500.000.000	0	0	0	0	500.000.000
Ente Nacional Regulador del Gas	203.000.000	0	0	203.000.000	0	0	0	0	203.000.000
Ente Nacional Regulador de la Electricidad	104.042.000	0	0	104.042.000	0	0	0	0	104.042.000
Ministerio de Salud	71.235.000	0	0	71.235.000	0	0	0	0	71.235.000
Instituto Nacional Central Único Coordinador de Ablación e Implante	71.235.000	0	0	71.235.000	0	0	0	0	71.235.000
TOTAL	4.013.301.000	6.939.000	0	4.020.240.000	93.000.000	0	0	93.000.000	4.113.240.000

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CONGRESO LEGISLATIVO DE LA NACION ARGENTINA







TÍTULO III
Planilla Nº 7A
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
CONTRIBUCIONES FIGURATIVAS
(en pesos)

ORIGEN	PARA FINANCIACIONES CORRIENTES				PARA FINANCIACIONES DE CAPITAL				TOTAL
JURISDICCIÓN, ENTIDAD	DE ADMINIST. CENTRAL	DE ORGANISM. DESCENTRAL.	DE INSTIT. DE SEG. SOC.	SUBTOTAL	DE ADMINISTR. CENTRAL	DE ORGANISM. DESCENTRAL.	DE INSTIT. DE SEG. SOC.	SUBTOTAL	GENERAL
Poder Legislativo Nacional	4.319.945.273	0	0	4.319.945.273	65.000.000	0	0	65.000.000	4.384.945.273
Presidencia de la Nación	30.902.714.294	0	206.658.567.957	237.561.282.251	187.311.522	0	0	187.311.522	237.748.593.773
Sindicatura General de la Nación	986.895.364	0	0	986.895.364	8.111.000	0	0	8.111.000	995.006.364
Autoridad Regulatoria Nuclear	574.356.000	0	0	574.356.000	18.869.000	0	0	18.869.000	593.225.000
Agencia Nacional de Discapacidad	29.341.462.930	0	206.658.567.957	236.000.030.887	160.331.522	0	0	160.331.522	236.160.362.409
Jefatura de Gabinete de Ministros	857.337.294	0	0	857.337.294	56.864.000	0	0	56.864.000	914.201.294
Agencia de Administración de Bienes del Estado	777.632.000	0	0	777.632.000	55.411.000	0	0	55.411.000	833.043.000
Agencia de Acceso a la Información Pública	79.705.294	0	0	79.705.294	1.453.000	0	0	1.453.000	81.158.294
Ministerio del Interior	7.608.151.248	0	0	7.608.151.248	2.526.934.960	0	0	2.526.934.960	10.135.086.208
Registro Nacional de las Personas	3.805.877.000	0	0	3.805.877.000	672.185.960	0	0	672.185.960	4.478.062.960
Dirección Nacional de Migraciones	3.802.274.248	0	0	3.802.274.248	1.854.749.000	0	0	1.854.749.000	5.657.023.248
Ministerio de Justicia y Derechos Humanos	850.156.800	0	0	850.156.800	31.140.000	0	0	31.140.000	881.296.800
Instituto Nacional de Asuntos Indígenas	288.743.000	0	0	288.743.000	764.000	0	0	764.000	289.507.000
Instituto Nacional contra la Discriminación, la Xenofobia y el Racismo	327.455.800	0	0	327.455.800	2.925.000	0	0	2.925.000	330.380.800
Centro Internacional para la Promoción de los Derechos Humanos	43.775.000	0	0	43.775.000	1.601.000	0	0	1.601.000	45.376.000
Agencia Nacional de Materiales Controlados	190.183.000	0	0	190.183.000	25.850.000	0	0	25.850.000	216.033.000
Ministerio de Defensa	1.150.137.000	0	0	1.150.137.000	21.778.080	0	0	21.778.080	1.171.915.080
Instituto Geográfico Nacional	242.502.000	0	0	242.502.000	21.778.080	0	0	21.778.080	264.280.080
Servicio Meteorológico Nacional	907.635.000	0	0	907.635.000	0	0	0	0	907.635.000
Ministerio de Economía	7.103.482.200	6.939.000	0	7.110.421.200	12.315.151.800	0	0	12.315.151.800	19.425.573.000
Comisión Nacional de Energía Atómica	6.089.293.200	6.939.000	0	6.096.232.200	12.290.329.800	0	0	12.290.329.800	18.386.562.000
Comisión Nacional de Valores	34.365.000	0	0	34.365.000	0	0	0	0	34.365.000
Tribunal Fiscal de la Nación	440.485.000	0	0	440.485.000	2.181.000	0	0	2.181.000	442.666.000
Unidad de Infor. Financiera	539.339.000	0	0	539.339.000	22.641.000	0	0	22.641.000	561.980.000
Ministerio de Desarrollo Productivo	4.305.627.000	0	0	4.305.627.000	364.552.000	0	0	364.552.000	4.670.179.000
Instituto Nacional de Asociativismo y Economía Social (INAES)	896.006.000	0	0	896.006.000	2.323.000	0	0	2.323.000	898.329.000
Instituto Nacional de Tecnología Industrial	2.877.892.000	0	0	2.877.892.000	121.746.000	0	0	121.746.000	2.999.638.000
Instituto Nacional de la Propiedad Industrial	39.130.000	0	0	39.130.000	10.870.000	0	0	10.870.000	50.000.000
Servicio Geológico Minero Argentino	492.599.000	0	0	492.599.000	229.613.000	0	0	229.613.000	722.212.000
Ministerio de Agricultura, Ganadería y Pesca	1.687.417.000	0	0	1.687.417.000	375.871.830	0	0	375.871.830	2.063.288.830
Instituto Nacional de Tecnología Agropecuaria	152.401.000	0	0	152.401.000	358.860.830	0	0	358.860.830	511.261.830
Instituto Nacional de Investigación y Desarrollo	1.005.796.000	0	0	1.005.796.000	17.011.000	0	0	17.011.000	1.022.807.000

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TÍTULO III
Planilla Nº 7 (Cont.)
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
CONTRIBUCIONES FIGURATIVAS
(en pesos)

ORIGEN / JURISDICCIÓN, ENTIDAD	PARA FINANCIACIONES CORRIENTES: DE ADMINIST. CENTRAL	DE ORGANISM. DESCENTRAL.	DE INSTIT. DE SEG. SOC.	SUBTOTAL	PARA FINANCIACIONES DE CAPITAL: DE ADMINISTR. CENTRAL	DE ORGANISM. DESCENTRAL.	DE INSTIT. DE SEG. SOC.	SUBTOTAL	TOTAL GENERAL
Pesquero									
Instituto Nacional de Vitivinicultura	529.220.000	0	0	529.220.000	0	0	0	0	529.220.000
Ministerio de Transporte	2.912.273.234	0	0	2.912.273.234	105.756.452	0	0	105.756.452	3.018.029.686
Comisión Nacional de Regulación de Transporte	1.091.927.044	0	0	1.091.927.044	36.555.452	0	0	36.555.452	1.128.482.496
Organismo Regulador del Sistema Nacional de Aeropuertos	610.561.190	0	0	610.561.190	3.500.000	0	0	3.500.000	614.061.190
Administración Nacional de Aviación Civil	691.789.000	0	0	691.789.000	5.683.000	0	0	5.683.000	697.472.000
Junta de Seguridad en el Transporte	517.996.000	0	0	517.996.000	60.018.000	0	0	60.018.000	578.014.000
Ministerio de Obras Públicas	12.022.066.422	0	0	12.022.066.422	90.926.153.616	0	0	90.926.153.616	102.948.220.038
Instituto Nacional del Agua	321.727.000	0	0	321.727.000	32.641.340	0	0	32.641.340	354.368.340
Dirección Nacional de Vialidad	10.314.996.890	0	0	10.314.996.890	70.735.433.273	0	0	70.735.433.273	81.050.430.163
Tribunal de Tasaciones de la Nación	116.540.000	0	0	116.540.000	1.522.000	0	0	1.522.000	118.062.000
Ente Nacional de Obras Hídricas de Saneamiento	1.174.272.532	0	0	1.174.272.532	20.152.810.003	0	0	20.152.810.003	21.327.082.535
Organismo Regulador de Seguridad de Presas	94.530.000	0	0	94.530.000	3.747.000	0	0	3.747.000	98.277.000
Ministerio de Educación	766.212.000	0	0	766.212.000	16.452.000	0	0	16.452.000	782.664.000
Fundación Miguel Lillo	466.108.000	0	0	466.108.000	13.271.000	0	0	13.271.000	479.379.000
Comisión Nacional de Evaluación y Acreditación Universitaria	300.104.000	0	0	300.104.000	3.161.000	0	0	3.161.000	303.265.000
Ministerio de Ciencia, Tecnología e Innovación	27.696.602.041	0	0	27.696.602.041	6.201.720.200	0	0	6.201.720.200	33.898.322.241
Consejo Nacional de Investigaciones Científicas y Técnicas	26.709.967.238	0	0	26.709.967.238	1.475.691.000	0	0	1.475.691.000	28.185.658.238
Comisión Nacional de Actividades Espaciales	891.332.000	0	0	891.332.000	4.712.268.200	0	0	4.712.268.200	5.603.600.200
Banco Nacional de Datos Genéticos (BNDG)	95.302.803	0	0	95.302.803	13.761.000	0	0	13.761.000	109.063.803
Ministerio de Cultura	1.496.959.104	0	0	1.496.959.104	239.232.000	0	0	239.232.000	1.736.191.104
Teatro Nacional Cervantes	503.130.104	0	0	503.130.104	54.232.000	0	0	54.232.000	557.362.104
Biblioteca Nacional "Doctor Mariano Moreno"	993.829.000	0	0	993.829.000	85.000.000	0	0	85.000.000	1.078.829.000
Instituto Nacional del Teatro	0	0	0	0	100.000.000	0	0	100.000.000	100.000.000
Ministerio de Salud	17.867.639.908	0	0	17.867.639.908	877.138.544	0	0	877.138.544	18.744.778.452
Hospital Nacional en Red Especializado en Salud Mental y Adicciones "Licenciada Laura Bonaparte"	734.462.101	0	0	734.462.101	2.660.000	0	0	2.660.000	737.122.101
Hospital Nacional Dr. Baldomero Sommer	1.626.256.112	0	0	1.626.256.112	100.934.000	0	0	100.934.000	1.727.190.112
Instituto Nacional Central Único Coordinador de Ablación e Implante	1.561.053.176	0	0	1.561.053.176	367.202.000	0	0	367.202.000	1.928.255.176
Administración Nacional de Laboratorios e Institutos de Salud "Dr. Carlos Malbrán"	3.299.065.816	0	0	3.299.065.816	216.745.000	0	0	216.745.000	3.515.810.816

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TÍTULO III
Planilla Nº 7 (Cont.)
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
CONTRIBUCIONES FIGURATIVAS
(en pesos)

ORIGEN	PARA FINANCIACIONES CORRIENTES				PARA FINANCIACIONES DE CAPITAL				TOTAL GENERAL
JURISDICCIÓN, ENTIDAD	DE ADMINIST. CENTRAL	DE ORGANISM. DESCENTRAL.	DE INSTIT. DE SEG. SOC.	SUBTOTAL	DE ADMINISTR. CENTRAL	DE ORGANISM. DESCENTRAL.	DE INSTIT. DE SEG. SOC.	SUBTOTAL	
Hospital Nacional "Prof. Alejandro A. Posadas"	8.196.171.756	0	0	8.196.171.756	143.537.000	0	0	143.537.000	8.339.708.756
Colonia Nacional "Dr. Manuel A. Montes de Oca	1.424.677.040	0	0	1.424.677.040	11.595.000	0	0	11.595.000	1.436.272.040
Instituto Nacional de Rehabilitación Psicofísica del Sur "Dr. Juan Otimio Tesone"	596.889.577	0	0	596.889.577	30.943.544	0	0	30.943.544	627.833.121
Instituto Nacional del Cáncer (INC)	156.590.144	0	0	156.590.144	1.522.000	0	0	1.522.000	158.112.144
Agencia Nacional de Laboratorios Públicos (ANLAP)	272.474.186	0	0	272.474.186	2.000.000	0	0	2.000.000	274.474.186
Ministerio de Ambiente y Desarrollo Sostenible	1.726.021.000	0	0	1.726.021.000	369.358.732	0	0	369.358.732	2.095.379.732
TOTAL	123.272.741.818	6.939.000	206.658.567.957	329.938.248.775	114.680.415.736	0	0	114.680.415.736	444.618.664.511

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TÍTULO III
Planilla Nº 8A
Anexa al Título III



ORGANISMOS DESCENTRALIZADOS
FUENTES FINANCIERAS
(en pesos)

CARÁCTER ECONÓMICO JURISDICCIÓN, ENTIDAD	DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	ENDEUD. PÚBLICO E INCREMENTO DE OTROS PASIVOS	CONTRIBUCIONES FIGURATIVAS PARA APLIC. FINAN.	TOTAL
Ministerio de Economía	0	0	4.679.000.000	4.679.000.000
Comisión Nacional de Energía Atómica	0	0	4.679.000.000	4.679.000.000
Ministerio de Desarrollo Productivo	0	0	2.210.000	2.210.000
Instituto Nacional de Tecnología Industrial	0	0	2.210.000	2.210.000
Ministerio de Obras Públicas	554.380.600	28.272.032.566	7.113.874.817	35.940.287.983
Dirección Nacional de Vialidad	0	19.021.883.365	5.582.848.043	24.604.731.408
Ente Nacional de Obras Hídricas de Saneamiento	554.380.600	9.250.149.201	1.531.026.774	11.335.556.575
Ministerio de Ciencia, Tecnología e Innovación	0	1.800.000.000	0	1.800.000.000
Comisión Nacional de Actividades Espaciales	0	1.800.000.000	0	1.800.000.000
Ministerio de Cultura	0	105.606.000	0	105.606.000
Biblioteca Nacional "Doctor Mariano Moreno"	0	105.606.000	0	105.606.000
Ministerio de Salud	0	0	310.000	310.000
Administración Nacional de Laboratorios e Institutos de Salud "Dr. Carlos Malbrán"	0	0	310.000	310.000
TOTAL	**554.380.600**	**30.177.638.566**	**11.795.394.817**	**42.527.413.983**

"2020 - Año del General Manuel Belgrano"

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TÍTULO III
Planilla Nº 9A
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
APLICACIONES FINANCIERAS
(en pesos)

CARÁCTER ECONÓMICO / JURISDICCIÓN, ENTIDAD	INVERSIÓN FINANCIERA	AMORTIZ. DE DEUDA Y DISMINUCIÓN DE OTROS PASIVOS	GASTOS FIGURATIVOS PARA APLIC. FINANCIERAS	TOTAL
Presidencia de la Nación	573.204.470	0	0	573.204.470
Autoridad Regulatoria Nuclear	249.033.409	0	0	249.033.409
Agencia Nacional de Discapacidad	324.171.061	0	0	324.171.061
Jefatura de Gabinete de Ministros	7.749.747.149	0	0	7.749.747.149
Ente Nacional de Comunicaciones	7.749.747.149	0	0	7.749.747.149
Ministerio del Interior	1.393.826.000	0	0	1.393.826.000
Dirección Nacional de Migraciones	1.393.826.000	0	0	1.393.826.000
Ministerio de Defensa	283.028.802	0	0	283.028.802
Servicio Meteorológico Nacional	283.028.802	0	0	283.028.802
Ministerio de Economía	8.327.874.036	537.000	0	8.328.411.036
Comisión Nacional de Energía Atómica	4.679.000.000	537.000	0	4.679.537.000
Superintendencia de Seguros de la Nación	2.480.407.167	0	0	2.480.407.167
Ente Nacional Regulador del Gas	924.120.022	0	0	924.120.022
Ente Nacional Regulador de la Electricidad	244.346.847	0	0	244.346.847
Ministerio de Desarrollo Productivo	897.121.231	2.210.000	0	899.331.231
Instituto Nacional de Asociativismo y Economía Social (INAES)	862.037.376	0	0	862.037.376
Instituto Nacional de Tecnología Industrial	28.021.855	2.210.000	0	30.231.855
Servicio Geológico Minero Argentino	7.062.000	0	0	7.062.000
Ministerio de Agricultura, Ganadería y Pesca	27.011.962.682	726.161.107	0	27.738.123.789
Instituto Nacional de Tecnología Agropecuaria	23.100.769.958	0	0	23.100.769.958
Instituto Nacional de Vitivinicultura	70.042.115	39.053.256	0	109.095.371
Instituto Nacional de Semillas	453.730.000	0	0	453.730.000
Servicio Nacional de Sanidad y Calidad Agroalimentaria	3.387.420.609	687.107.851	0	4.074.528.460
Ministerio de Turismo y Deportes	3.963.411.806	0	0	3.963.411.806
Ministerio de Transporte	6.201.203.739	0	0	6.201.203.739
Agencia Nacional de Seguridad Vial	2.377.018.000	0	0	2.377.018.000
Comisión Nacional de Regulación de Transporte	265.466.446	0	0	265.466.446
Administración Nacional de Aviación Civil	3.548.725.293	0	0	3.548.725.293
Junta de Seguridad en el Transporte	9.994.000	0	0	9.994.000
Ministerio de Obras Públicas	308.072.000	7.367.147.934	0	7.675.219.934
Dirección Nacional de Vialidad	0	5.582.848.043	0	5.582.848.043
Tribunal de Tasaciones de la Nación	8.072.000	0	0	8.072.000

TÍTULO III
Planilla Nº 9A (Cont.)
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
APLICACIONES FINANCIERAS
(en pesos)

CARÁCTER ECONÓMICO / JURISDICCIÓN, ENTIDAD	INVERSIÓN FINANCIERA	AMORTIZ. DE DEUDA Y DISMINUCIÓN DE OTROS PASIVOS	GASTOS FIGURATIVOS PARA APLIC. FINANCIERAS	TOTAL
Ente Nacional de Obras Hídricas de Saneamiento	300.000.000	1.784.299.891	0	2.084.299.891
Ministerio de Cultura	216.504.279	0	0	216.504.279
Instituto Nacional del Teatro	190.843.279	0	0	190.843.279
Fondo Nacional de las Artes	25.661.000	0	0	25.661.000
Ministerio de Trabajo, Empleo y Seguridad Social	1.858.634.149	0	0	1.858.634.149
Ministerio de Salud	875.484.126	310.000	0	875.794.126
Administración Nacional de Medicamentos, Alimentos y Tecnología Médica	875.484.126	0	0	875.484.126
Administración Nacional de Laboratorios e Institutos de Salud "Dr. Carlos Malbrán"	0	310.000	0	310.000
Ministerio de Ambiente y Desarrollo Sostenible	401.721.416	0	0	401.721.416
TOTAL	60.061.795.885	8.096.366.041	0	68.158.161.926



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CONGRESO LEGISLATIVO DE LA NACIÓN ARGENTINA





Congreso de la Nación

"2020 - Año del General Manuel Belgrano"

27591

TÍTULO III
Planilla Nº 1B
Anexa al Título III

INSTITUCIONES DE SEGURIDAD SOCIAL
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, ENTIDAD, FINALIDAD Y GASTOS FIGURATIVOS
(en pesos)

FINALIDAD / JURISDICCIÓN, ENTIDAD	ADMINISTRACIÓN GUBERNAMENTAL	SERV. DE DEF. Y SEGURIDAD	SERVICIOS SOCIALES	SERVICIOS ECONÓMICOS	DEUDA PÚBLICA	GASTOS FIGURATIVOS	TOTAL
Ministerio de Seguridad	0	0	98.825.894.000	0	0	0	98.825.894.000
Ministerio de Defensa	0	0	88.620.103.000	0	0	0	88.620.103.000
Ministerio de Trabajo, Empleo y Seguridad Social	0	0	3.675.812.237.212	0	0	319.883.177.142	3.995.695.414.354
TOTAL GASTOS CORRIENTES, DE CAPITAL Y FIGURATIVOS	0	0	3.863.258.234.212	0	0	319.883.177.142	4.183.141.411.354

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TÍTULO III
Planilla Nº 2B
Anexa al Título III



INSTITUCIONES DE SEGURIDAD SOCIAL
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, ENTIDAD Y POR CARACTER ECONÓMICO
(en pesos)

CARÁCTER ECONÓMICO / JURISDICCIÓN, SUBJURISDICCIÓN	GASTOS CORRIENTES								GASTOS DE CAPITAL				TOTAL GENERAL
	GASTOS DE CONSUMO			RENTAS DE LA PROPIED.	PREST. SEG.SOCIAL	IMPUESTOS DIRECTOS	TRANSF. CORRIENTES	TOTAL	INVERSIÓN REAL DIREC.	TRANSF. DE CAPITAL	INVERSIÓN FINANCIERA	TOTAL	
	REMUN.	OTROS G.C.	TOTAL										
Ministerio de Seguridad	285.200.000	142.785.345	427.985.345	0	96.365.032.655	0	0	96.793.018.000	32.878.000	0	0	32.878.000	96.825.896.000
Ministerio de Defensa	185.600.000	21.704.822	207.304.822	0	88.388.271.000	8.346.178	0	88.603.922.000	16.181.000	0	0	16.181.000	88.620.103.000
Ministerio de Trabajo, Empleo y Seguridad Social	24.004.500.000	10.439.459.672	34.443.959.672	733.980	2.968.721.330.487	3.884.942	670.088.071.188	3.673.258.080.275	2.554.156.937	0	0	2.554.156.937	3.675.812.237.212
TOTAL	24.475.300.000	10.603.949.839	35.079.249.839	733.980	3.153.474.634.142	12.231.120	670.088.071.188	3.858.655.020.275	2.603.215.937	0	0	2.603.215.937	3.861.258.236.212

Congreso de la Nación

"2020 - Año del General Manuel Belgrano"

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TÍTULO III
Planilla Nº 3B
Anexa al Título III

INSTITUCIONES DE SEGURIDAD SOCIAL
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, ENTIDAD Y FUENTE DE FINANCIAMIENTO

(en pesos)

FINANCIAMIENTO / JURISDICCIÓN, ENTIDAD	FUENTES INTERNAS						FUENTES EXTERNAS			TOTAL GENERAL
	TESORO NACIONAL	RECURSOS PROPIOS	REC. C/AFEC. ESPECÍFICA	TRANSF. INTERNAS	CRÉDITO INTERNO	SUBTOTAL	TRANSF. EXTERNAS	CRÉDITO EXTERNO	SUBTOTAL	
Ministerio de Seguridad	0	42.123.657.000	0	56.702.237.000	0	98.825.894.000	0	0	0	98.825.894.000
Ministerio de Defensa	0	35.712.769.000	0	52.907.334.000	0	88.620.103.000	0	0	0	88.620.103.000
Ministerio de Trabajo, Empleo y Seguridad Social	829.524.446.263	2.941.835.260.025	0	0	222.266.046.281	3.993.625.752.569	4.302.600	2.065.359.185	2.069.661.785	3.995.695.414.354
TOTAL GASTOS CORRIENTES, DE CAPITAL Y FIGURATIVOS	**829.524.446.263**	**3.019.671.686.025**	**0**	**109.609.571.000**	**222.266.046.281**	**4.181.071.749.569**	**4.302.600**	**2.065.359.185**	**2.069.661.785**	**4.183.141.411.354**

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TÍTULO III
Planilla Nº 4B
Anexa al Titulo III



Congreso de la Nación

INSTITUCIONES DE SEGURIDAD SOCIAL
COMPOSICIÓN DE LOS RECURSOS POR CARÁCTER ECONÓMICO Y FUENTE DE FINANCIAMIENTO

(en pesos)

CARÁCTER ECONÓMICO	IMPORTE
Ingresos Corrientes	4.385.264.132.874
Ingresos Tributarios	1.152.908.690.316
Impuestos Indirectos	1.152.908.690.316
Aportes y Contribuciones a la Seguridad Social	1.809.592.358.271
Aportes y Contribuciones a la Seguridad Social	1.809.592.358.271
Ingresos No Tributarios	1.264.510.006
Otros No Tributarios	1.264.510.006
Rentas de la Propiedad	260.094.208.137
Intereses	260.094.208.137
Transferencias Corrientes	4.302.600
Del Sector Externo	4.302.600
Contribuciones Figurativas para Financiaciones Corrientes	1.161.400.063.544
De la Administración Nacional	1.161.400.063.544
TOTAL RECURSOS CORRIENTES, DE CAPITAL Y CONTRIBUCIONES FIGURATIVAS	**4.385.264.132.874**

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TÍTULO III
Planilla N° 5B
Anexa al Título III

INSTITUCIONES DE SEGURIDAD SOCIAL
CARÁCTER ECONÓMICO DE LOS RECURSOS POR JURISDICCIÓN Y ENTIDAD
(en pesos)

CARÁCTER ECONÓMICO / JURISDICCIÓN, SUBJURISDICCIÓN ENTIDAD	INGRESOS TRIBUTARIOS	CONTRIB. A LA SEG. SOCIAL	INGRESOS NO TRIBUTARIOS	VENTA DE BIENES Y SERVICIOS DE ADMIN. PÚBLICAS	RENTAS DE LA PROPIEDAD	TRANS. CORRIENTES	SUBTOTAL	RECURSOS PROPIOS DE CAPITAL	TRANS. DE CAPITAL	DISMINUCIÓN DE LA INV. FINANCIERA	SUBTOTAL	TOTAL
Ministerio de Seguridad	0	42.052.022.271	27.560.000	0	44.074.729	0	42.123.657.000	0	0	0	0	42.123.657.000
Ministerio de Defensa	0	35.712.766.000	0	0	0	0	35.712.766.000	0	0	0	0	35.712.766.000
Ministerio de Trabajo, Empleo y Seguridad Social	1.152.906.890.316	1.731.827.567.000	1.236.950.000	0	260.050.133.406	4.302.600	3.146.027.843.330	0	0	0	0	3.146.027.843.330
TOTAL RECURSOS CORRIENTES Y DE CAPITAL	1.152.906.890.316	1.809.592.355.271	1.264.510.000	0	260.094.208.137	4.302.600	3.223.864.266.330	0	0	0	0	3.223.864.266.330


Congreso de la Nación

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"2020 - Año del General Manuel Belgrano"

Congreso de la Nación

27591

TÍTULO III
Planilla Nº 6B
Anexa al Título III

INSTITUCIONES DE SEGURIDAD SOCIAL
GASTOS FIGURATIVOS
(en pesos)

DESTINO / JURISDICCIÓN, ENTIDAD	PARA EROGACIONES CORRIENTES				PARA EROGACIONES DE CAPITAL				TOTAL GENERAL
	A ADMINISTR. CENTRAL	A ORGANISM. DESCENTRAL.	A INSTIT. DE SEG. SOC.	SUBTOTAL	A ADMINISTR. CENTRAL	A ORGANISM. DESCENTRAL.	A INSTIT. DE SEG. SOC.	SUBTOTAL	
Ministerio de Trabajo, Empleo y Seguridad Social	3.593.357.741	206.658.567.957	109.609.571.000	319.861.496.698	21.680.444	0	0	21.680.444	319.883.177.142
TOTAL	3.593.357.741	206.658.567.957	109.609.571.000	319.861.496.698	21.680.444	0	0	21.680.444	319.883.177.142

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TÍTULO III
Planilla Nº 7B
Anexa al Título III

INSTITUCIONES DE SEGURIDAD SOCIAL
CONTRIBUCIONES FIGURATIVAS
(en pesos)

ORIGEN / JURISDICCIÓN, ENTIDAD	PARA FINANCIACIONES CORRIENTES				PARA FINANCIACIONES DE CAPITAL				TOTAL GENERAL
	DE ADMINIST. CENTRAL	DE ORGANISM. DESCENTRAL.	DE INST. DE SEG. SOC.	SUBTOTAL	DE ADMINISTR. CENTRAL	DE ORGANISM. DESCENTRAL.	DE INST. DE SEG. SOC.	SUBTOTAL	
Ministerio de Seguridad	0	0	56.702.237.000	56.702.237.000	0	0	0	0	56.702.237.000
Ministerio de Defensa	0	0	52.907.334.000	52.907.334.000	0	0	0	0	52.907.334.000
Ministerio de Trabajo, Empleo y Seguridad Social	1.051.790.492.544	0	0	1.051.790.492.544	0	0	0	0	1.051.790.492.544
TOTAL	**1.051.790.492.544**	**0**	**109.609.571.000**	**1.161.400.063.544**	**0**	**0**	**0**	**0**	**1.161.400.063.544**

Congreso de la Nación



"2020 - Año del General Manuel Belgrano"

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TÍTULO III
Planilla Nº 8B
Anexa al Título III

INSTITUCIONES DE SEGURIDAD SOCIAL
FUENTES FINANCIERAS
(en pesos)

CARÁCTER ECONÓMICO / JURISDICCIÓN, ENTIDAD	DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	ENDEUD. PÚBLICO E INCREMENTO DE OTROS PASIVOS	CONTRIBUCIONES FIGURATIVAS PARA APLIC. FINAN.	TOTAL
Ministerio de Seguridad	13.059.650.000	0	2.964.050.000	16.023.700.000
Ministerio de Defensa	11.160.240.000	0	36.365.416.000	47.525.656.000
Ministerio de Trabajo, Empleo y Seguridad Social	147.179.052.403	1.815.359.185	0	148.994.411.588
TOTAL	171.398.942.403	1.815.359.185	39.329.465.000	212.543.767.588



Congreso de la Nación

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Congreso de la Nación




CONGRESO LEGISLATIVO DE LA NACIÓN ARGENTINA

TÍTULO III
Planilla Nº 9B
Anexa al Título III

INSTITUCIONES DE SEGURIDAD SOCIAL
APLICACIONES FINANCIERAS
(en pesos)

CARÁCTER ECONÓMICO / JURISDICCIÓN, ENTIDAD	INVERSIÓN FINANCIERA	AMORTIZ. DE DEUDA Y DISMINUCIÓN DE OTROS PASIVOS	GASTOS FIGURATIVOS PARA APLIC. FINANCIERAS	TOTAL
Ministerio de Seguridad	13.059.650.000	2.964.050.000	0	16.023.700.000
Ministerio de Defensa	11.160.240.000	36.365.416.000	0	47.525.656.000
Ministerio de Trabajo, Empleo y Seguridad Social	259.840.133.108	91.277.000.000	0	351.117.133.108
TOTAL	284.060.023.108	130.606.466.000	0	414.666.489.108



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República Argentina - Poder Ejecutivo Nacional
2020 - Año del General Manuel Belgrano

Hoja Adicional de Firmas
Documentación de Convenios de Obra

Número: IF-2020-81646701-APN-DSGA#SLYT

CIUDAD DE BUENOS AIRES
Miércoles 25 de Noviembre de 2020

Referencia: Anexos

El documento fue importado por el sistema GEDO con un total de 154 pagina/s.

DIEGO ALVARO AINCHIL - 20165277563
en representación de
HONORABLE CAMARA DE DIPUTADOS DE LA NACION -
30534213332

EXHIBIT C.2

PRESUPUESTO

Decreto 882/2021

DCTO-2021-882-APN-PTE - Disposiciones.

Ciudad de Buenos Aires, 23/12/2021

VISTO el Expediente N° EX-2021-123656161-APN-DGDA#MEC, la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional N° 24.156 y sus modificatorias, y

CONSIDERANDO:

Que a la fecha no se encuentra aprobada la Ley de Presupuesto General de la Administración Nacional para el Ejercicio 2022.

Que mediante el artículo 27 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional N° 24.156 y sus modificatorias se establece que en dicha situación regirá el Presupuesto que estuvo vigente el año anterior, con adecuaciones que deberá hacer el PODER EJECUTIVO NACIONAL.

Que dado lo avanzado del Ejercicio Presupuestario 2021, no resulta posible definir con inmediatez y precisión las adecuaciones referidas en el artículo 27 de la mencionada ley, por lo cual estas se llevarán a cabo oportunamente.

Que teniendo en cuenta tal circunstancia, y con el objeto de asegurar la continuidad y eficiencia de los servicios mínimos y esenciales a cargo de la Jurisdicciones y Entidades de la Administración Nacional, corresponde prorrogar los recursos, fuentes financieras y créditos vigentes al cierre del Ejercicio 2021.

Que el servicio jurídico permanente del MINISTERIO DE ECONOMÍA ha tomado la intervención que le compete.

Que la presente medida se dicta en uso de las atribuciones conferidas por los artículos 99, inciso 1 de la CONSTITUCIÓN NACIONAL y 27 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional N° 24.156 y sus modificatorias.

Por ello,

EL PRESIDENTE DE LA NACIÓN ARGENTINA

DECRETA:

ARTÍCULO 1°.- A partir del 1° de enero de 2022 rigen, en virtud de lo establecido por el artículo 27 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional N° 24.156 y sus modificatorias, las disposiciones de la Ley N° 27.591 de Presupuesto General de la Administración Nacional para el Ejercicio 2021, sus normas modificatorias y complementarias.

ARTÍCULO 2°.- Instrúyese al Jefe de Gabinete de Ministros a adecuar, oportunamente, el presupuesto que se prorroga mediante el artículo 1° del presente decreto con el fin de dar cumplimiento a los incisos 1 y 2 del artículo 27 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional N° 24.156 y sus modificatorias.

ARTÍCULO 3°.- Comuníquese, publíquese, dese a la DIRECCIÓN NACIONAL DEL REGISTRO OFICIAL y archívese.

FERNÁNDEZ - Juan Luis Manzur - Martín Guzmán

e. 24/12/2021 N° 100798/21 v. 24/12/2021

Fecha de publicación 24/12/2021